AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2004

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAXON REIT, INC.

(Exact Name Of Registrant As Specified In Its Charter)

MARYLAND	6162	30-0228584
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Address, Including Zip Code, And Telephone Number, Including Area Code, Of Registrant’s Principal Executive Offices)

MICHAEL L. SAWYER

CHIEF EXECUTIVE OFFICER

SAXON REIT, INC.

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 967-7400

(Name, Address, Including Zip Code, And Telephone Number, Including Area Code, Of Agent For Service)

COPIES TO:

R. NICHOLAS SINGH

MCKEE NELSON LLP

1919 M STREET, N.W., SUITE 800

WASHINGTON, D.C. 20036

(202) 775-4134

Approximate Date of Commencement of Proposed Sale of the Securities to the Public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum Aggregate Offering Price(2)	Amount of registration fee(2)

Common Stock, par value $0.01 per share	33,739,498	$26.925	$908,435,983.65	$115,098.84

(1)	Includes the maximum number of shares of common stock, par value $0.01 per share, of Saxon REIT, Inc., a Maryland corporation, that may be issuable pursuant to the merger described in the proxy statement/prospectus that forms a part of this Registration Statement, based upon the number of shares of common stock, par value $0.01 per share, of Saxon Capital, Inc. outstanding at the close of business on February 11, 2004 or that may be issuable pursuant to the exercise of outstanding options or other rights prior to the date the merger is expected to be completed.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement/Prospectus

Subject to completion, dated February 13, 2004

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SAXON CAPITAL, INC.

4860 COX ROAD

SUITE 300

GLEN ALLEN, VIRGINIA 23060

[Date]

Dear Saxon Shareholder:

You are cordially invited to attend the 2004 annual meeting of shareholders of Saxon Capital, Inc., a Delaware corporation, or Saxon, which will be held at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060 on May     , 2004 at 10:00 a.m., local time.

I am pleased to report that after careful consideration, our board of directors has unanimously approved a plan to restructure our business operations to allow a portion of Saxon’s business operations to be taxed as a real estate investment trust, or a REIT, for federal income tax purposes. We refer to this restructuring as the REIT conversion.

The REIT conversion will include, among other things, (1) the merger of Saxon Merger Corporation, a Delaware corporation, or SMC, with and into Saxon followed immediately by the merger of Saxon with and into Saxon Capital Holdings, Inc., a Delaware corporation, or SCH. SMC is a wholly-owned subsidiary of SCH, which in turn is a wholly-owned subsidiary of Saxon REIT, Inc., or Saxon REIT, a subsidiary of Saxon organized in Maryland, and (2) the issuance and sale by Saxon REIT of its common stock in a public offering in an amount which we currently expect to be approximately $500 million. We recently formed Saxon REIT, SCH, and SMC to effectuate the REIT conversion. In the merger, for each share of Saxon common stock you own, you will receive one share of Saxon REIT common stock and between $            (if no currently outstanding options or warrants are exercised) and $            (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash. All currently outstanding unvested options and restricted stock units will vest if Saxon’s shareholders approve the merger agreement. Saxon REIT expects that, if all outstanding options, restricted stock units, and warrants to acquire shares of Saxon common stock are fully vested and exercised prior to the merger, it will issue              shares of its common stock in the merger. Saxon REIT intends to pay to Saxon’s shareholders an aggregate of $            million in cash consideration in the merger. Any unexercised rights to acquire Saxon common stock will become rights to acquire Saxon REIT common stock.

After the consummation of the merger, Saxon REIT will change its name to Saxon Capital, Inc., and we anticipate that the shares of its common stock will trade on the Nasdaq National Market under our current symbol “SAXN.”

We believe the REIT conversion is important because we believe it will permit us to adopt a more tax-efficient capital structure and, by becoming a dividend paying company, to expand our shareholder base to include investors attracted by yield as well as asset quality. These changes are expected to facilitate our capital-raising efforts.

At the annual meeting, you will be asked to approve (a) the Agreement and Plan of Merger, dated as of            , 2004, which we refer to as the merger agreement, (b) the election of two directors of Saxon, (c) the 2004 Incentive Compensation Plan, and (d) such other matters as may properly come before the meeting or any adjournments or postponements thereof.

Your vote is very important. We cannot complete the merger unless the holders of a majority of the outstanding shares of Saxon common stock vote for the merger agreement. Our board of directors has unanimously approved the merger agreement and the transactions described in the merger agreement and recommends that you approve the merger agreement, the election of the nominee directors, and the approval of the 2004 Incentive Compensation Plan at the meeting.

Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us in the enclosed postage-paid envelope. If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote for the proposals submitted at the meeting. Returning the proxy card does not deprive you of your right to attend the meeting and to vote your shares in person.

This proxy statement/prospectus is a prospectus of Saxon REIT as well as a proxy statement for Saxon and provides you with detailed information about the REIT conversion and the annual meeting. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section on “Risk Factors” beginning on page 23.

We appreciate your cooperation in considering and acting on the matters presented.

Sincerely,

Michael L. Sawyer
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved the Saxon REIT common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                    , 2004, and was first mailed to our shareholders, together with the enclosed proxy card, on or about                    , 2004.

[Saxon Logo]

SAXON CAPITAL, INC.

4860 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on May     , 2004

The annual meeting of shareholders of Saxon Capital, Inc., or Saxon, will be held on May     , 2004 at 10:00 a.m., local time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060 for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of , 2004, among Saxon, Saxon REIT, Inc., a Maryland corporation, or Saxon REIT, Saxon Capital Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Saxon REIT, or SCH, and Saxon Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of SCH, or SMC. The merger agreement provides for the merger of SMC with and into Saxon, followed by the merger of Saxon with and into SCH. We refer to these transactions together as the merger. We recently formed Saxon REIT, SCH and SMC to effectuate Saxon’s conversion to a real estate investment trust, or REIT. Saxon REIT will elect to be treated as a REIT for federal income tax purposes. The merger agreement is included as Annex A to this proxy statement/prospectus. In the merger, each outstanding share of Saxon common stock will be converted into the right to receive one share of Saxon REIT common stock and between $ (if no currently outstanding options or warrants are exercised) and $ (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash;

2.	To elect two directors of Saxon;

3.	To vote upon a proposal to approve the 2004 Incentive Compensation Plan; and

4.	To transact any other business that may properly come before the Saxon annual meeting or any adjournment or postponement of the annual meeting.

Each of the foregoing items of business is more fully described in this proxy statement/prospectus, which we urge you to read carefully. The merger is discussed in the section entitled “Proposal 1 — Approval of the Merger Agreement — The REIT Conversion Transactions — Terms of the Merger.” Saxon reserves the right to cancel or defer the merger even if shareholders of Saxon vote to approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived, if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon and its shareholders.

Holders of record of Saxon common stock at the close of business on                    , 2004, our record date, are entitled to notice of, and to vote at, the Saxon annual meeting and any adjournment or postponement thereof.

The merger cannot be completed unless the holders of a majority of the outstanding shares of Saxon common stock that are entitled to vote approve the merger agreement.

All shareholders of Saxon are invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope. You may revoke your proxy at any time before it is voted at the annual meeting in the manner described in the section of the proxy statement/prospectus entitled “Voting and Proxies.” Any executed but unmarked proxy cards we receive will be voted in favor of the items of business listed above.

By Order of the Board of Directors,

Richard D. Shepherd
Secretary

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Saxon from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Saxon that are incorporated by reference in this document through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephone from Saxon:

SAXON CAPITAL, INC.

Investor Relations Office

4860 COX ROAD

SUITE 300

GLEN ALLEN, VIRGINIA 23060

Attention: Bobbi Roberts – Vice President, Investor Relations

Telephone: (804) 967-7879

See “Documents Incorporated by Reference” on page v and “Where You Can Find Additional Information” on page 243. In order to obtain timely delivery, security holders must request the information no later than May     , 2004, which is five business days before the date of the annual meeting.

i

DOCUMENTS INCORPORATED BY REFERENCE

This proxy statement/prospectus incorporates by reference important business and financial information that is not presented in or delivered with this proxy statement/prospectus. You should rely only on the information contained in this proxy statement/prospectus or to which you have been referred. Neither Saxon nor Saxon REIT has authorized anyone to provide you with information that is different.

The Securities and Exchange Commission, or SEC, allows Saxon to “incorporate by reference” information into this proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information of Saxon incorporated by reference is deemed to be part of this proxy statement/prospectus, except for information superseded by information in (or incorporated by reference in) this proxy statement/prospectus. The following documents, which have been previously filed by Saxon with the SEC, are incorporated by reference into this proxy statement/prospectus:

1.	Saxon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2.	Saxon’s Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2003, for the fiscal quarter ended June 30, 2003, and for the fiscal quarter ended September 30, 2003;

3.	Saxon’s Current Reports on Form 8-K filed January 30, 2003, April 25, 2003, July 3, 2003, July 25, 2003, October 3, 2003, October 23, 2003, November 7, 2003, December 8, 2003, January 9, 2004, January 26, 2004, and January 30, 2004; and

4.	The description of Saxon common stock set forth in Saxon’s Registration Statement on Form 8-A filed January 9, 2002, including any amendments or reports filed to update such description.

All documents filed by Saxon under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this proxy statement/prospectus and before the date of the annual meeting of Saxon shareholders are incorporated by reference into and deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

Any statement contained in a document incorporated or deemed to be incorporated in this proxy statement/prospectus by reference will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated in this proxy statement/prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

v

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Saxon and Saxon REIT (in this section “we” and “our” refer to both entities) and our representatives may from time to time make written or oral forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, with respect to our annual or long-term goals, including statements contained in this proxy statement/prospectus, the documents incorporated by reference herein, Saxon’s filings with the SEC, and Saxon reports to shareholders. Generally, you can identify forward-looking statements from our use of words such as, “may,” “will,” “expect,” “intend,” “should,” “anticipate,” “estimate,” “is likely to,” “could,” “are confident that,” or “believe” or similar expressions. Forward-looking statements also include statements that:

•	address future operating performance;

•	concern events or developments that we expect or anticipate will occur in the future, including statements relating to net interest income growth, earnings or earnings per share growth, and market share; and

•	express optimism or pessimism about future operating results.

Forward-looking statements are based upon our management’s views and assumptions, as of the date of this proxy statement/prospectus, regarding future events and operating performance, and are applicable only as of the dates of such statements. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Factors which might cause actual results to differ from our plans and expectations and which could have a material adverse affect on our operations and future prospects include, but are not limited to:

•	changes in overall economic conditions or unanticipated changes in interest rates;

•	our ability to successfully implement our growth strategy;

•	our ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs;

•	continued availability of credit facilities and access to the securitization markets or other funding sources;

•	deterioration in the credit quality of our loan portfolio;

•	lack of access to the capital markets for additional funding;

•	challenges in successfully expanding our servicing platform and technological capabilities;

•	our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes;

•	the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes;

•	our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by the federal income tax laws and regulations applicable to REITs;

•	changes in federal income tax laws and regulations applicable to REITs;

•	future litigation developments; and

•	increased competitive conditions or changes in the legal and regulatory environment in our industry.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update publicly any of these statements in light of future events except as required in subsequent periodic reports we file with the SEC.

QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION AND MERGER

Q:	What is proposed?

A:	Our board of directors has approved a plan to make changes to our capital structure to enable Saxon to elect to be treated as a REIT, for federal income tax purposes. We refer to this plan, including the related restructuring transactions and the raising of additional capital in connection with the plan, as the REIT conversion. The REIT conversion consists of the following key components:

•	reorganizing Saxon and Saxon REIT in a series of transactions resulting in Saxon becoming a wholly-owned subsidiary of Saxon REIT;

•	changing our capital structure to enable us to qualify as a REIT and electing REIT status for federal income tax purposes;

•	raising additional capital through the sale of additional Saxon REIT common stock, which we currently expect to be approximately $500 million;

•	having Saxon REIT purchase from Saxon assets that will be qualifying assets and sources of qualifying income for purposes of enabling Saxon REIT to satisfy asset and income source tests applicable to REITs; and

•	distributing to each shareholder of Saxon one share of Saxon REIT common stock and between $ (if no currently outstanding options or warrants are exercised) and $ (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock outstanding at the closing time of the merger, in cash for each share of Saxon common stock.

Q:	What is a REIT?

A:	A REIT is a company that derives most of its income from real estate mortgages or property. A corporation that qualifies as a REIT generally is not subject to federal corporate income taxes on income and gain that it distributes to its shareholders, resulting in a reduction of its corporate-level taxes.

Q:	Why is Saxon proposing the REIT conversion?

A:	Saxon is proposing the REIT conversion primarily for the following reasons:

•	the REIT structure is expected to provide improved operating results through greater tax efficiency;

•	the REIT structure will reduce corporate-level taxes and the need to incur debt to reduce corporate-level taxes through interest deductions, will improve our financial flexibility and allow us to continue to strengthen our balance sheet by reducing our overall debt to equity ratio over time;

•	by becoming a dividend paying company, we may expand our shareholder base to include investors attracted by yield as well as asset quality, which is expected to facilitate our capital-raising efforts; and

•	a larger shareholder base may improve the liquidity of our capital stock.

Q:	How will Saxon’s business operations change as a result of the REIT conversion?

A:	We expect that we will continue to conduct our loan origination and servicing business after the REIT conversion as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. In addition, after the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

Our securitizations and our hedging practices, however, will change as a result of the REIT conversion. Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans.

We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

We believe, however, that the benefits from deferring the recognition of any taxable gain associated with the mortgage loans securitized through non-REMIC borrowing transactions will exceed the economic cost of the structuring limitations related to those transactions.

Following the REIT conversion, we expect to continue our current hedging strategy; however, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

Q:	How will Saxon’s practices relating to whole loan sales change as a result of Saxon’s conversion to a REIT?

A:	After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. We expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by our taxable REIT subsidiaries to Saxon REIT at fair market value prices. We do not expect any other significant changes to our current approach to whole loan sales. We expect to continue to sell to non-affiliates a relatively small portion of our production that we determine will most profitably be sold as opposed to retained in our portfolio. We expect to continue to retain and securitize most of our loans, and to finance our loan portfolio for the long-term through securitization. For a more detailed discussion of the changes that we expect as a result of the REIT conversion, including our expected practices relating to the pricing of transactions between our taxable REIT subsidiaries and Saxon REIT, see the section entitled “Business.”

Q:	What is a taxable REIT subsidiary?

A:	A taxable REIT subsidiary is a corporation in which a REIT owns stock and which joins the REIT in filing a taxable REIT subsidiary election on IRS Form 8875. The term “taxable REIT subsidiary” also includes any corporation in which a taxable REIT subsidiary owns securities representing more than 35% of the voting power or more than 35% of the value of the issuing corporation’s outstanding securities. A taxable REIT subsidiary can conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests applicable to REITs and can hold assets that would not be qualifying assets for purposes of the quarterly asset tests applicable to REITs. As the name implies, taxable REIT subsidiaries are subject to corporate income tax on the income they recognize, and, unlike a REIT, they are not allowed a deduction for dividends they pay on their stock. Following the REIT conversion, SCH will join Saxon REIT in filing an election on IRS Form 8875 so that SCH and Saxon’s subsidiaries (other than Saxon REIT and SMC) will be taxable REIT subsidiaries of Saxon REIT.

Q:	What is a qualified REIT subsidiary?

A:	A qualified REIT subsidiary is a corporation in which a REIT owns 100% of the stock for which the REIT does not make a taxable REIT subsidiary election. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as Saxon REIT’s assets, liabilities, and items of income, deduction, and credit. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

Q:	What will happen in the REIT conversion?

A:	The merger agreement sets forth the terms and conditions of Saxon REIT’s proposed acquisition of Saxon. First, SMC, a wholly-owned subsidiary of SCH, will merge with and into Saxon, and Saxon, as the surviving corporation, will then immediately merge with and into SCH, a wholly-owned subsidiary of Saxon REIT, and SCH will be the surviving corporation. In this proxy statement/prospectus, we refer to the merger of SMC with and into Saxon and the merger of Saxon with and into SCH together as the merger. When Saxon merges with and into SCH, each share of Saxon common stock will be converted into the right to receive one share of Saxon REIT common stock and between $ (if no currently outstanding options or warrants are exercised) and $ (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash. Following the merger, former Saxon shareholders and option holders will become shareholders and option holders of Saxon REIT. Saxon REIT will then file its amended and restated articles of incorporation, the form of which is attached as Exhibit A to the merger agreement and which we refer to as the Saxon REIT charter, which among other things, will change its name to Saxon Capital, Inc.

Second, promptly after the closing of the merger, Saxon REIT will issue common stock to the public in an amount which we currently expect to be approximately $500 million. We refer to this transaction as the public offering. We expect to use the proceeds from this offering to retire a $25 million promissory note of Saxon, to pay the cash portion of the merger consideration, and to purchase assets from Saxon, and for working capital.

Third, SCH (as the surviving corporation in the merger with Saxon) will sell, or cause one or more of its subsidiaries to sell, certain assets to Saxon REIT that will be qualifying assets and sources of qualifying income for purposes of enabling Saxon REIT to satisfy asset and income source tests applicable to REITs.

For a more complete description of the REIT conversion, see the section entitled “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions.”

Q:	What will Saxon shareholders receive in connection with the merger?

A:	Shares of Saxon REIT common stock and cash. If the merger is completed, each outstanding share of Saxon common stock at the closing time of the merger will be

converted into the right to receive one share of Saxon REIT common stock and between $              (if no currently outstanding options or warrants are exercised) and $              (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash. All currently unvested options and restricted stock units will vest if Saxon’s shareholders approve the merger agreement. Saxon REIT expects that, if all outstanding options, restricted stock units, and warrants to acquire shares of Saxon common stock are fully vested and exercised prior to the merger, it will issue             shares of its common stock in the merger. Saxon REIT intends to pay to Saxon’s shareholders an aggregate of $             million in cash consideration in the merger. Any unexercised rights to acquire Saxon common stock will become rights to acquire Saxon REIT common stock.

Q:	How will the board of directors of Saxon determine the amount of cash consideration to be paid in the merger?

A:	The total amount of cash consideration will be determined by Saxon’s board of directors. Presently, the aggregate cash consideration is expected to be between approximately $100 million and $140 million. In determining the aggregate amount of cash consideration to be paid in the merger, Saxon’s board of directors will take into account such considerations as Saxon REIT’s need for capital; the effect of the cash payment on Saxon REIT’s qualification as a REIT; and any decisions by Saxon’s board of directors with respect to the desirability of providing a return of cash to Saxon’s shareholders. No single factor will be determinative and Saxon’s board of directors has not ranked the relative significance of any factors.

Q:	What will happen to outstanding options to acquire Saxon common stock and the restricted stock units issued by Saxon?

A:	In September 2003, Saxon amended all option grant agreements to provide that all outstanding options would vest immediately upon the date the Saxon shareholders approved a material transaction such as the REIT conversion. Accordingly, if the merger agreement is approved, all outstanding unvested options to acquire Saxon common stock will become vested and immediately exercisable. In addition, Saxon’s restricted stock unit agreements under which Saxon awarded restricted stock units contain the same vesting provisions.

If Saxon’s shareholders approve the merger agreement, currently outstanding unexercisable options to purchase an aggregate of 1,456,625 shares of Saxon common stock, of which options to purchase 1,058,750 shares are held by our directors and executive officers, will be accelerated. In addition, 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $          of the cash portion of the merger consideration. In

addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $             per share, and the closing price of Saxon’s common stock on             , 2004 of $             per share, this acceleration represents a benefit to our directors and executive officers of $             per share, or $             in the aggregate.

Saxon REIT will assume any outstanding options or other rights to acquire Saxon common stock that are not exercised upon or before the closing of the merger.

Q:	How many shares of Saxon common stock will Saxon’s financial advisor own if they exercise all of their warrants to acquire Saxon common stock?

A:	Friedman, Billings, Ramsey & Co., Inc., or FBR, which serves as financial advisor to Saxon in connection with the REIT conversion and will be the lead underwriter for Saxon REIT’s public offering upon the consummation of the merger, and its affiliates own 345,910 shares of our common stock and warrants to acquire 1,080,000 shares of our common stock at an exercise price of $10.00 per share. If those warrants were exercised in full, FBR and its affiliates would receive $ of the cash portion of the merger consideration in exchange for the shares of Saxon common stock issued upon exercise of the warrants.

Q:	Will Saxon REIT pay dividends in the future?

A.	As a REIT, Saxon REIT generally will have to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If the REIT conversion is completed, we expect to begin payment of regular quarterly dividends. The actual amount and timing of the dividends will be as determined and declared by our board of directors and will depend on, among other factors, our financial condition and earnings.

If you dispose of your shares of Saxon REIT common stock before the record date for a dividend payment, you will not receive that dividend payment.

Q:	Are there risks I should consider in deciding whether to vote for the merger agreement?

A:	Yes. In evaluating the merger agreement, you should carefully consider the factors discussed in the section entitled “Risk Factors” beginning on page 23.

Q:	Other than the merger agreement, am I being asked to vote on anything else?

A:	Yes. You are being asked to vote on (1) the election of two directors of Saxon and (2) the approval of the 2004 Incentive Compensation Plan.

Q:	Who will be the directors and officers of Saxon REIT?

A:	One of Saxon’s directors, Michael L. Sawyer, is the sole director of Saxon REIT. Immediately upon approval of the merger agreement by the shareholders of Saxon, the other five Saxon directors, Richard A. Kraemer, Edward G. Harshfield, Dennis G. Stowe,

David D. Wesselink and Thomas J. Wageman, will become additional directors of Saxon REIT. Saxon REIT will not have a classified board of directors, and each Saxon REIT director will serve a one-year term. Saxon’s existing executive officers will have identical positions at Saxon REIT.

Q:	What is the purpose of the 2004 Incentive Compensation Plan?

A:	The 2004 Incentive Compensation Plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. If shareholders approve the 2004 Incentive Compensation Plan, we will not grant any additional awards under our 2001 Stock Incentive Plan, which we refer to as the 2001 Plan, after the annual meeting. If the merger occurs, Saxon REIT will assume the 2004 Incentive Compensation Plan if approved by our shareholders.

Q:	How does the board of directors recommend I vote on the proposals?

A:	Our board of directors believes that the merger agreement is advisable and in the best interests of Saxon and its shareholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the approval of the merger agreement;

•	“FOR” the election of the two director nominees; and

•	“FOR” the approval of the 2004 Incentive Compensation Plan.

Q:	What do I need to do now?

A:	Saxon urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. Then, please mail your completed, dated, and signed proxy card in the enclosed postage-paid envelope as soon as possible so that your shares can be voted at the annual meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted “FOR” the approval of the merger agreement, “FOR” the election of the two nominees as directors, and “FOR” the approval of the 2004 Incentive Compensation Plan.

Q:	What happens if I do not return a proxy card or vote?

A:	If you fail to respond, it will have the same effect as a vote against the merger agreement and will have no effect on the election of directors or approval of the 2004 Incentive Compensation Plan. If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger agreement, and will have no effect on the election of directors or approval of the 2004 Incentive Compensation Plan.

Q:	May I vote in person?

A:	Yes. You may attend the annual meeting of Saxon shareholders and vote your shares in person whether or not you sign and return your proxy card.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy card is voted at the annual meeting. You can do this in one of three ways. First, you can send a written, dated notice to the secretary of Saxon stating that you would like to revoke your proxy. Second, you can complete, date, and submit a new proxy card. Third, you can attend the annual meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	If my broker holds my Saxon shares in “street name,” will my broker vote my shares for me?

A:	Your broker will provide you with direction on voting your shares, and you should instruct your broker to vote your shares according to those instructions. Under the rules of the Nasdaq National Market, your broker is permitted to vote your shares in the election of directors even if the broker does not receive instructions from you. Your broker, however, will not be able to vote your Saxon shares with respect to the merger or the approval of the 2004 Incentive Compensation Plan unless you provide your broker with instructions on how to vote your shares. You should instruct your broker to vote your shares, following the procedure provided by your broker. Without instructions, your shares will not be voted and you will, in effect, be voting against the merger.

Q:	What vote is required?

A:	The Merger. The approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Saxon common stock outstanding on the record date as well as the approval of holders of a majority of the outstanding shares of common stock of SMC. SCH owns all of the issued and outstanding shares of SMC common stock and is an indirect wholly-owned subsidiary of Saxon. Saxon will cause SCH to vote for the approval of the merger agreement by SMC.

The Directors. The election of the two director nominees requires an affirmative vote of a plurality of shares of Saxon common stock present in person or by proxy at the annual meeting and entitled to vote.

The 2004 Incentive Compensation Plan. The affirmative vote of a majority of the shares of Saxon common stock present in person or by proxy at the annual meeting is required to approve the 2004 Incentive Compensation Plan.

Q:	What are the material United States federal income tax consequences of the merger to me?

A:	Saxon and Saxon REIT intend that the merger will qualify as a tax-free reorganization for federal income tax purposes. If the merger qualifies as a tax-free reorganization, none of Saxon, SCH, SMC, and Saxon REIT will recognize gain or loss upon the exchange of shares of Saxon common stock for shares of Saxon REIT common stock and cash.

If the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange for your shares of Saxon common stock exceeds the adjusted basis of your shares of Saxon common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Saxon common stock. It is possible, however, that all or a portion of the gain you recognize could be treated as dividend income to you. If you are a domestic non-corporate taxpayer, any such dividend income would be taxable to you at the rates applicable to net capital gains, and if you are a domestic corporate taxpayer, any such dividend income would be eligible for the dividends received deduction.

If the adjusted basis of your shares of Saxon common stock exceeds the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange therefor, you will not recognize a loss.

Your basis in the shares of Saxon REIT common stock following the exchange will equal your aggregate basis in the shares of Saxon common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend. Your holding period for the shares of Saxon REIT common stock will include the period for which you held the shares of Saxon common stock, assuming you held the Saxon common stock as a capital asset.

We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the tax consequences of the merger, see the section entitled “Material Federal Income Tax Consequences” on page 193.

Q:	Should I send in my Saxon stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from Saxon REIT explaining how to exchange the stock certificates representing your shares of Saxon common stock for the merger consideration.

Q:	When do you expect the merger to be completed?

A:	Saxon is working toward completing the merger as quickly as possible. In addition to obtaining shareholder approval, Saxon and Saxon REIT must satisfy all other closing conditions set forth in the merger agreement, including the effectiveness of the registration statement on Form S-11 filed by Saxon REIT in connection with the offering of additional capital of its common stock in an amount which we currently expect to be approximately $500 million. Saxon anticipates that the closing of the merger will occur in the second fiscal quarter of 2004, but we cannot predict the exact timing.

Saxon, however, reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon vote to approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon and its shareholders.

For a description of the conditions to completion of the merger, see the section entitled “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Conditions to the Merger” on page 79.

Q:	Am I entitled to dissenters’ rights?

A:	Under Delaware law, you are not entitled to any dissenters’ or appraisal rights in connection with the merger.

Q:	Where will my new Saxon REIT common stock be traded?

A:	We plan to cause Saxon REIT to apply to have shares of Saxon REIT common stock to be issued in the merger listed on the Nasdaq National Market. We expect that the new Saxon REIT common stock will trade under our current symbol “SAXN.”

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Saxon Capital, Inc.

4860 Cox Road

Suite 300

Glen Allen, Virginia 23060

Attention:   Bobbi Roberts – Vice President, Investor Relations

Telephone: (804) 967-7879

You may also obtain additional information about Saxon from the documents filed with the SEC or by following the instructions in the section entitled “Where You Can Find Additional Information” on page 243.

STRUCTURE OF THE TRANSACTION

The following diagrams summarize the corporate structure of Saxon before and after the REIT conversion, including the merger and the related restructuring transactions:

[GRAPHIC APPEARS HERE]

Transaction steps

1.	Saxon Merger Corporation merges with and into Saxon, which in turn merges with and into Saxon Capital Holdings, Inc.

2.	Existing Saxon shareholders receive one share of Saxon REIT common stock and between $ (if no currently outstanding options or warrants are exercised) and $ (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash for each share of Saxon common stock they own.

3.	Saxon REIT completes its public offering of its common stock in an amount which we currently expect to be approximately $500 million.

4.	Saxon Capital Holdings, Inc. sells REIT qualifying assets to Saxon REIT following the REIT conversion.

SUMMARY

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger and the issuance and sale shares of common stock of Saxon REIT, will occur. When used in this proxy statement/prospectus, the terms “Company,” “we,” “our” and “us” refer to Saxon Capital, Inc. and its subsidiaries with respect to the period before the merger and the REIT conversion, and Saxon REIT and its subsidiaries with respect to the period after the REIT conversion.

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger and the other transactions comprising the REIT conversion, you should read carefully this entire proxy statement/prospectus and the documents to which we refer or incorporate by reference. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

The Companies

Saxon is a Delaware corporation engaged in originating, purchasing, and servicing non-conforming residential mortgage loans. Saxon REIT is a Maryland corporation that will make an election to be taxed as a REIT for federal income tax purposes. Saxon REIT is a wholly-owned subsidiary of Saxon and was formed for the sole purpose of becoming the parent of Saxon and thereby converting Saxon into a REIT. Upon the consummation of the merger and related transactions, Saxon REIT will succeed to and continue the business of Saxon and will make an election to be taxed as a REIT for federal income tax purposes. Saxon REIT has conducted no business to date other than that incident to facilitating the REIT conversion. Saxon had approximately 1,200 employees as of December 31, 2003. Saxon common stock has traded on the Nasdaq National Market under the symbol “SAXN” since its initial public offering in January 2002.

The principal executive offices of both Saxon and Saxon REIT are located at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060, their telephone number at that location is (804) 967-7400 and Saxon’s website is www.saxoncapitalinc.com. Information contained in the Saxon website does not constitute part of this proxy statement/prospectus.

After the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

After the REIT conversion, our principal elements of revenues are expected to be interest income generated from our portfolio of non-conforming mortgage loans at our REIT, qualified

REIT subsidiaries and taxable REIT subsidiaries. Additional components of revenues are expected to be gains on sale from the sale of loans, servicing income, and loan origination fees, all initially expected to be generated at our taxable REIT subsidiaries. Our primary components of expenses are expected to be interest expense on our warehouse lines and securitizations and general and administrative expenses and payroll and related expenses arising from our origination and servicing businesses.

History

Saxon Capital, Inc. is a Delaware corporation organized on April 23, 2001 for the purpose of acquiring the business of SCI Services, Inc., a Virginia corporation, which we refer to as our predecessor. Our original name was Saxon Capital Acquisition Corp., and we changed our name to Saxon Capital, Inc. on October 5, 2001. We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital, Inc., or Dominion Capital, a wholly-owned subsidiary of Dominion Resources, Inc., or Dominion Resources, on July 6, 2001.

The REIT Conversion

Our board of directors has approved a plan, pending the approval of Saxon’s shareholders, to change our capital structure so that Saxon REIT, as the successor to Saxon’s business operations following the merger, will qualify as a REIT for federal income tax purposes. We refer to the merger, the related restructuring transactions, including the issuance and sale by Saxon REIT of shares of common stock in a public offering in an amount which we currently expect to be approximately $500 million, and the election of REIT status by Saxon REIT in this proxy statement/prospectus as the REIT conversion. If Saxon REIT qualifies as a REIT, subject to certain exceptions as further discussed in “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Other Restructuring Transactions,” Saxon REIT generally will not be subject to federal corporate income taxes on that portion of its ordinary income or net capital gain that is distributed to its shareholders. This treatment would substantially eliminate the federal “double taxation” on earnings (at the corporate and shareholder levels) that generally results from investment in a corporation.

Saxon reserves the right to terminate the merger agreement or cancel or defer the REIT conversion even if shareholders of Saxon approve the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon and its shareholders.

We estimate that one-time transaction costs incurred in connection with the REIT conversion will be approximately $35 million, not including the cash portion of the merger consideration.

The merger agreement is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully.

Changes to Saxon’s Business Operations as a Result of the REIT Conversion

We expect that we will continue to conduct our loan origination and servicing businesses after the REIT conversion as they are currently conducted. We intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. In addition, after the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules. Our securitizations and our hedging practices will change as a result of the REIT conversion. Historically, our securitizations have been structured as real estate mortgage investment conduits, or REMICs, the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans.

We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

We believe, however, that the benefits from deferring the recognition of any taxable gain associated with the mortgage loans securitized through non-REMIC borrowing transactions will exceed the economic cost of the structuring limitations related to those transactions.

Following the REIT conversion, we expect to continue our current hedging strategy; however, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

Election of Directors

Saxon shareholders are also asked to vote upon the proposal to elect two directors for Saxon. One of Saxon’s directors, Michael L. Sawyer, is the sole director of Saxon REIT. Immediately upon approval of the merger agreement by the shareholders of Saxon, the other five Saxon directors, Richard A. Kraemer, Edward G. Harshfield, Dennis G. Stowe, David D. Wesselink and Thomas J. Wageman, will become additional directors of Saxon REIT. All of the executive officers of Saxon will be executive officers of Saxon REIT.

2004 Incentive Compensation Plan

Saxon shareholders are also asked to vote upon the proposal to approve the 2004 Incentive Compensation Plan. If the 2004 Incentive Compensation Plan is approved by the shareholders, no additional grants will be made under the amended 2001 Plan. In addition, if the merger occurs and the 2004 Incentive Compensation Plan is approved, Saxon REIT will assume the 2004 Incentive Compensation Plan.

Acceleration of Vesting of Outstanding Stock Options and Restricted Stock Units

In September 2003, Saxon amended all of its option grant agreements to provide that all outstanding options would vest immediately upon the date the Saxon shareholders approved a material transaction such as the REIT conversion. Accordingly, if the merger agreement is approved, all outstanding unvested options to acquire Saxon common stock will become vested and immediately exercisable. In addition, Saxon’s restricted stock unit agreements under which Saxon awarded restricted stock units contain the same vesting provisions.

If Saxon’s shareholders approve the merger agreement, currently outstanding unexercisable options to purchase an aggregate of 1,456,625 shares of Saxon common stock, of which options to purchase 1,058,750 shares are held by our directors and executive officers, will be accelerated. In addition, 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $             of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $             per share, and the closing price of Saxon’s common stock on             , 2004 of $              per share, this acceleration represents a benefit to our directors and executive officers of $             per share, or $             in the aggregate.

Saxon REIT will assume any outstanding options or other rights to acquire Saxon common stock that are not exercised upon or before the closing of the merger.

Annual Shareholder Meeting

Saxon’s annual shareholders’ meeting will be held on May     , 2004 at 10:00 a.m., Eastern Standard Time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060. At this meeting, Saxon shareholders will consider and vote on the proposals.

Shareholders Entitled to Vote

Our board of directors has fixed the close of business on             , 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual meeting. As of             , 2004, there were              shares of Saxon common stock outstanding and entitled to vote and              holders of record.

Recommendation of the Board of Directors

Our board of directors believes that the merger agreement is advisable for Saxon and its shareholders and unanimously recommends that you vote “FOR” the approval of the merger agreement.

Our board of directors unanimously recommends that you vote “FOR” the election of the two director nominees.

Our board of directors unanimously recommends that you vote “FOR” the approval of the 2004 Incentive Compensation Plan.

Votes Required; No Dissenter’s Rights

Under applicable Delaware law and Saxon’s amended and restated certificate of incorporation, which we refer to as the Saxon charter, the approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Saxon common stock outstanding on the record date. Approval of the merger agreement also requires the approval of holders of a majority of the outstanding shares of common stock of SMC. SCH owns all of the issued and outstanding shares of SMC common stock and is an indirect wholly-owned subsidiary of Saxon. Saxon will cause SCH to vote for the approval of the merger agreement by SMC.

Saxon owns all the outstanding shares of Saxon REIT and SCH and SMC are subsidiaries of Saxon REIT. Saxon will cause all outstanding shares of Saxon REIT, SCH, and SMC to be voted for the merger.

The election of the two director nominees requires an affirmative vote of a plurality of the shares of Saxon common stock present in person or by proxy at the annual meeting and entitled to vote.

The affirmative vote of a majority of the shares of Saxon common stock present in person or by proxy at the annual meeting is required to approve the 2004 Incentive Compensation Plan.

Under Delaware law, you are not entitled to any dissenters’ or appraisal rights in connection with the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors to vote for the approval of the merger agreement, you should be aware that some of the directors and executive officers of

Saxon have interests in the merger that are different from, and in addition to, the interests of other Saxon shareholders.

•	Acceleration of unvested options and restricted stock units. If the merger agreement is approved, all outstanding unvested options and restricted stock units will be accelerated. Saxon’s directors and executive officers hold unvested options to purchase 1,058,750 shares of Saxon common stock and 240,000 unvested restricted stock units that would be accelerated. See “—Acceleration of Vesting of Outstanding Stock Options and Restricted Stock Units.”

•	Of the shares of Saxon common stock that could be outstanding as of the merger if all outstanding options are exercised, all restricted stock units are vested and all outstanding warrants are exercised, our directors and executive officers would hold shares. Therefore, our directors and executive officers could receive an aggregate of $ of the cash portion of the merger consideration.

•	New restricted stock unit grants. If the REIT conversion occurs, our independent directors and Messrs. Sawyer, Stowe, Eastep, and Adams will receive grants of 625,000 restricted stock units.

•	Amended employment agreements. Effective as of the completion of the REIT conversion, Saxon REIT will become a party to amended employment agreements with Messrs. Sawyer, Stowe, Eastep and Adams. The amendments provide for an increase in their respective annual salaries and as described above grants of restricted stock units. In other respects, the employment agreements are expected to contain substantially similar terms as those executives’ current agreements with Saxon. See “Audit Committee Report—Management—Amendment to Employment Agreements.”

•	Indemnification. Saxon REIT will assume Saxon’s indemnification obligations to its officers, directors, and employees.

As a result of these interests, certain of our officers and directors may be more likely to approve the merger agreement than shareholders generally.

Saxon REIT will assume any options or other warrants that are not exercised upon or before the consummation of the merger.

You should also be aware that FBR, which serves as financial advisor to Saxon in connection with the REIT conversion and will be the lead underwriter for Saxon REIT’s public offering upon the consummation of the merger, and its affiliates own 345,910 shares of Saxon common stock. In addition, in connection with Saxon’s private offering of 28,000,000 shares of its common stock in July 2001, with respect to which FBR acted as initial purchaser, Saxon issued to FBR warrants to acquire 1,200,000 shares of Saxon common stock at an exercise price of $10.00 per share. Of those warrants, FBR and its affiliates currently hold warrants to acquire 1,080,000 shares of Saxon common stock. If those warrants were exercised in full, all outstanding options were exercised, and all restricted stock units were vested, FBR and its affiliates would receive $             of the cash portion of the merger consideration in exchange for the shares of Saxon common stock issued upon exercise of the warrants.

Shares Owned by Saxon Directors and Executive Officers

As of February 11, 2004, Saxon’s directors and executive officers directly beneficially owned 3.82% of Saxon’s outstanding common stock. If the merger is approved and all outstanding unvested options and restricted stock units are accelerated, Saxon’s directors and executive officers will directly beneficially own 7.95% of Saxon’s outstanding common stock. These executive officers and directors will own a similar percentage of Saxon REIT common stock after the merger, although that percentage is expected to be reduced upon the consummation of Saxon REIT’s public offering of its common stock. We currently expect each director and executive officer of Saxon to vote his or her shares of Saxon common stock “FOR” each proposal.

Conditions to the Merger

Saxon and Saxon REIT will complete the merger only if the conditions specified in the merger agreement are either satisfied or waived, which include the following:

•	the merger agreement must be approved by the Saxon shareholders;

•	Saxon REIT’s registration statement registering the shares of its common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, must be effective, no stop order suspending its effectiveness may be in effect, and no proceeding for suspending its effectiveness may be pending or threatened by the SEC;

•	no governmental entity will have enacted a law, regulation, or order that has the effect of making the merger illegal or otherwise prohibiting the merger;

•	no governmental entity will have commenced any proceeding preventing the merger or restricting Saxon REIT’s operation of Saxon after the merger;

•	all necessary state and local governmental authorizations must have been received;

•	the representations and warranties of each party in the merger agreement must be true and correct as of the date of the merger agreement and as of the date of the closing of the merger, except, individually or in the aggregate, as does not constitute a material adverse effect on such party;

•	the parties must have complied in all material respects with their respective agreements in the merger agreement; and

•

Saxon REIT’s registration statement on Form S-11 registering its common stock for sale to the public, which we currently expect to be approximately $500 million, must be effective, no stop order suspending its effectiveness may be pending or threatened by the SEC, and Saxon’s board of directors must determine that the sale of such stock will be successfully completed promptly after the consummation of the merger.

Regulatory Approvals

Neither Saxon nor Saxon REIT is aware of any federal, state, or local regulatory requirements that must be complied with or approvals that must be obtained before consummation of the merger pursuant to the merger agreement, other than:

•	compliance with applicable federal and state securities laws;

•	the filing and acceptance for record of the certificates of merger as required under Delaware corporation law; and

•	the receipt of various state and local governmental authorizations, including required licenses for us to continue to engage in our businesses.

In addition, we will be required to seek consents under our credit facilities and a servicing agreement.

Restrictions on the Ability to Sell Saxon REIT Common Stock

All shares of Saxon REIT common stock to be received by Saxon shareholders in connection with the merger will be freely transferable unless a holder is considered an affiliate of either Saxon REIT or Saxon under the Securities Act.

Listing of Saxon REIT Common Stock to be Issued in the Merger

Saxon common stock is currently traded on the Nasdaq National Market under the symbol “SAXN.” Saxon REIT expects to list the shares of Saxon REIT common stock to be issued in the merger for trading on the Nasdaq National Market under our current symbol “SAXN.”

Material Federal Income Tax Consequences of the REIT Conversion

Saxon has received an opinion of counsel to the effect that the merger will qualify as a tax-free reorganization and accordingly:

•	no gain or loss will be recognized by Saxon, Saxon REIT, SCH, or SMC as a result of the merger;

•	you will recognize a taxable gain if the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange for your shares of Saxon common stock exceeds the adjusted basis of your shares of Saxon common stock;

•	the amount of gain you recognize will equal the lesser of the amount of such excess or the amount of cash you receive in the exchange;

•	generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Saxon common stock;

•	all or a portion of the gain you recognize could, however, be treated as dividend income to you, and any such dividend income in the hands of a domestic noncorporate taxpayer would be taxable at the rates applicable to net capital gains and any such dividend income in the hands of a domestic corporate taxpayer would be eligible for the dividends received deduction;

•	you will not recognize a loss if the adjusted basis of your shares of Saxon common stock exceeds the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange therefore;

•	your basis in the shares of Saxon REIT common stock following the exchange will equal your aggregate basis in the shares of Saxon common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend;

•	your holding period for the shares of Saxon REIT common stock will include the period for which you held the shares of Saxon common stock, assuming you held the Saxon common stock as a capital asset.

Following the merger, SCH (as the surviving corporation in the merger) or certain of its subsidiaries will sell certain of its assets to Saxon REIT for cash. Saxon will recognize gain, but not loss, on the sale of those assets.

Tax matters are complicated and the tax consequences of the merger to you will depend on the facts of your particular circumstances. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Qualification of Saxon REIT as a REIT

Saxon REIT expects to qualify as a REIT for federal income tax purposes effective for its taxable year ending December 31, 2004. If it so qualifies, Saxon REIT will be permitted to deduct dividends paid to its shareholders, allowing the income represented by such dividends to avoid taxation at the entity level and to be taxed only at the shareholder level, and treat retained net capital gains in a manner so that such gains are taxed at the Saxon REIT level but effectively avoid taxation at the shareholder level. However, dividends from Saxon REIT paid to most domestic noncorporate shareholders will generally be taxed at ordinary income rates, unlike dividends paid to most domestic noncorporate shareholders by a C corporation, such as Saxon, which are taxed at capital gains rates. Saxon REIT’s ability to qualify as a REIT will depend upon its continuing satisfaction following the REIT conversion of various requirements, including requirements related to the diversity of its stock ownership, the nature of its assets, the sources of its income and the distributions to its shareholders, including a requirement that Saxon REIT distribute to its shareholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If Saxon REIT fails to qualify as a REIT, it will be subject to federal income tax at regular corporate rates. Even if Saxon REIT qualifies for taxation as a REIT, it may be subject to some federal, state and local taxes on its income and property.

Comparative Shareholder Rights

Your rights as a Saxon shareholder are currently governed by Delaware General Corporation Law, which we refer to as Delaware corporate law, the Saxon charter, and the amended and restated bylaws of Saxon, which we refer to as the Saxon bylaws. If the merger agreement is approved by Saxon’s shareholders and the merger is consummated, you will become a shareholder of Saxon REIT and your rights as a shareholder of Saxon REIT will be governed by Maryland General Corporation Law, which we refer to as Maryland corporate law, the Saxon REIT charter, and the amended and restated bylaws of Saxon REIT, to be adopted by Saxon REIT, which we refer to as the Saxon REIT bylaws. Some important differences exist between your rights as a Saxon shareholder and your rights as a Saxon REIT shareholder.

The major difference between the Saxon charter and the Saxon REIT charter is that, primarily to satisfy certain additional requirements under the Internal Revenue Code of 1986, as amended, or the Code, that are applicable to REITs in general and to otherwise address concerns relating to capital stock ownership, the Saxon REIT charter prohibits any shareholder from, actually or constructively, owning more than 9.8% of the outstanding shares of Saxon REIT common stock (or any class or series of Saxon REIT stock). These limitations are subject to waiver or modification by Saxon REIT in certain limited circumstances, and the board of directors of Saxon REIT will adopt a resolution excepting out Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

The forms of the Saxon REIT charter and the Saxon REIT bylaws are attached as Exhibit A and Exhibit B, respectively, to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

Saxon REIT Public Offering

As part of the REIT conversion, Saxon REIT will register approximately $500 million of its common stock to be issued and sold to the public in addition to the shares being registered on this proxy statement/prospectus that are to be issued to Saxon shareholders as consideration for the merger. We refer to this transaction as the public offering. Saxon REIT intends to use the proceeds from the public offering to retire a $25 million promissory note of Saxon, to pay the cash portion of the merger consideration, and to purchase assets from Saxon, and for working capital purposes. As described more fully throughout this proxy statement/prospectus, a REIT generally must distribute at least 90% of its taxable income (other than net capital gain) to shareholders. Therefore, Saxon REIT intends to raise on or about the date of the REIT conversion additional capital, which we currently expect to be approximately $500 million, for anticipated future growth and other uses rather than having to access the public markets in the future when market conditions may be less favorable.

RISK FACTORS

In considering whether to approve the merger agreement, you should consider carefully the material risks described below. These factors should be considered in conjunction with the other information included elsewhere in or incorporated by reference into this proxy statement/prospectus, including the risk factors relating to an investment in Saxon’s common stock that can be found in Saxon’s annual and quarterly reports on Forms 10-K and 10-Q for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which are incorporated into this proxy statement/prospectus by reference.

Risks and Effects of the REIT Conversion

Our management has no prior experience operating a REIT and we cannot assure you that our management’s past experience will be sufficient to successfully manage our business as a REIT.

We have never been operated as a REIT and our management lacks any experience in complying with the income, asset, and other limitations imposed by the REIT provisions of the Code. Those provisions are complex, and the failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. In such event, our net income would be reduced and we could incur a loss.

Our board of directors may change our operating policies and strategies without prior notice or shareholder approval and such changes could harm our business and results of operations and the value of our stock.

Our board of directors has the authority to modify or waive our current operating policies and our strategies (including our election to operate as a REIT) without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, liquidity, financial condition, and results of operations and the value of our stock.

There will be changes to aspects of our business as a result of our conversion to a REIT.

Although we intend to conduct our business operations in substantially the same manner as they currently are conducted, to retain our overall mortgage loan portfolio activity of securitizing the mortgage loans we originate and maintain our current hedging strategies, our conversion to a REIT will alter the manner in which we operate our business.

Business Operations. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. Although we have the ability to conduct loan origination and/or servicing in our taxable REIT subsidiaries, the inability to perform these functions in our REIT or in qualified REIT subsidiaries may adversely impact our business and results of operations. We must successfully maintain our organizational structure and our business operations within that structure or lose our REIT status.

Securitizations. Historically, we have structured our securitizations as REMICs the use of which results in a sale of the securitized mortgage loans for federal income tax purposes. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which we believe will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

Although we believe that the benefits from deferring the recognition of any taxable gain associated with the mortgage loans securitized through non-REMIC borrowing transactions will exceed the economic cost of the structuring limitations related to those transactions, we cannot assure you that we will achieve these benefits.

Hedging. Although we expect to continue our current hedging strategy, the REIT qualification tests will limit the amount of income we can realize from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

If we cannot successfully implement any or all of these changes to our business or successfully manage our growth, our business, financial condition, liquidity and results of operations will be adversely affected.

Our inability to obtain third-party consents and authorizations in connection with the REIT conversion may have a material adverse effect.

There are numerous third-party consents and authorizations we must obtain to consummate the REIT conversion, including the amendment or renewal of the credit facilities that provide liquidity to fund our operations. Our inability to obtain one or more such consents could cause a default under the cross-default provisions of our principal credit facilities. Although we will not consummate the REIT conversion unless we believe that the inability to obtain one or more consents would not reasonably be expected to have a material adverse effect on its business, financial condition or results of operations, there can be no assurance that such a material adverse effect will not occur, which could reduce the value of our common stock.

Risks Related to Our Business

Our business requires a significant amount of cash, and if we are unable to obtain the cash required to execute our business plan, our business and financial condition will be significantly harmed.

We require a significant amount of cash to fund our loan originations, to pay our loan origination expenses and to hold our mortgage loans pending securitization. We also need cash to meet our working capital and other needs. Furthermore, upon the REIT conversion, we will need cash to meet our minimum REIT dividend distribution requirements and, because we will be required to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) to qualify as a REIT (including, in some instances, taxable income where we do not receive corresponding cash), our ability to reduce debt and finance growth must be funded in large part from external sources of capital. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our taxable income exceeding our cash flow from operations, then we may be required to borrow funds or raise capital to meet those distribution requirements. We may not be able to do so on reasonable terms or at all.

We expect that our primary sources of cash to fund our operations will consist of:

•	our warehouse and credit facilities;

•	the issuance of mortgage-backed securities in connection with the securitization of our mortgage loans;

•	the net interest income we receive from our mortgage loan portfolio;

•	our operating profits and the proceeds from the sales or repayments of our mortgage loans;

•	net proceeds from any offerings of our equity or debt securities; and

•	servicing income.

Our ability to accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. As of February 11, 2004, we had credit facilities consisting of $1.375 billion of committed warehouse facilities and committed repurchase agreement facilities with variable rates of interest with at least three separate financial institutions. These facilities will be committed for 364 days, subject to customary renewal and cancellation provisions. We cannot assure you that any of these financing facilities will continue to be available to us on reasonable terms or at all. The availability of these financing sources depends to some extent on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit. If we are unable to extend or replace any of these facilities, we will have to curtail our loan production activities, which would have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Since May 1996, we have relied, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash proceeds for repayment of credit and warehouse facilities, and to originate and purchase additional mortgage loans. We cannot assure you, however, that we will continue to be successful in securitizing mortgage loans that we accumulate. Our ability to complete securitizations of our mortgage loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the performance of our portfolio of securitized loans. In the event that it is not possible or economical for us to complete the securitization of all the mortgage loans that we accumulate, we may continue to hold the mortgage loans and bear the risks of interest rate changes and may exceed our capacity under our warehouse financing facilities which would have a material adverse effect on our business, financial condition, liquidity, and results of operation. In connection with the securitization of loans, securities are issued with various ratings and are priced at a spread over a certain benchmark, such as the yield on United States Treasury bonds with a constant maturity or the London Inter-Bank Offered Rate, or LIBOR, swaps. If the spread that investors are willing to pay over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse impact on our ability to execute securitizations or a reduction in the economic value of the pool of mortgage loans.

The origination of additional mortgage loans for our portfolio will be permanently funded by the issuance of mortgage-backed securities. If we do not generate sufficient cash from our portfolio for us to fund our operations, then we will need to either restructure the securities supporting our portfolio, sell additional shares of capital stock or debt securities to generate additional working capital or, if we are unable to sell additional securities on reasonable terms or at all, we will need to either reduce our origination business or sell a higher portion of our mortgage loans. If we sell our mortgage loans rather than retain them in our investment portfolio, then we will reduce the rate at which we grow our portfolio and we will be subject to corporate income tax on any gains we recognize on selling our mortgage loans. If our liquidity needs exceed our access to liquidity, we may need to reduce our origination business or sell assets at an inopportune time, thus reducing our earnings. We cannot assure you that we will be able to generate the amount of cash required to operate our business successfully. Insufficient cash flow could threaten our continued ability to satisfy the annual distribution requirement for maintaining our status as a REIT or our solvency, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on borrowings and securitizations to fund our mortgage loans and reach our desired amount of leverage, which exposes us to liquidity risks. If we fail to obtain or renew sufficient funding on favorable terms or at all, we will be limited in our ability to make mortgage loans, which will harm our results of operations.

We depend on short-term borrowings to fund our mortgage loans and reach our desired amount of leverage. Accordingly, our ability to achieve our loan origination and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In addition, we must be able to renew or replace our maturing short-term borrowings on a continuous basis. We depend on a few lenders to provide the primary credit facilities for our mortgage loan originations. In addition, our existing indebtedness may limit our ability to make additional borrowings. If our lenders do not allow us to renew our borrowings or we cannot replace maturing borrowings on favorable terms or at all, we might have to sell our mortgage-related assets under adverse market conditions, or we might not be able to originate mortgage loans, which would harm our results of operations and may result in permanent losses.

It is possible that our lenders under our credit facilities could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to increase significantly the cost of the credit facilities that they provide to us. Moreover, the amount of financing we receive under our credit facilities is directly related to the lender’s valuation of the mortgage loans that secure the outstanding borrowings. Our credit facilities grant the lender the absolute right to re-evaluate the market value of the mortgage loans that secure our outstanding borrowings at any time. In the event the lender determines that the value of the mortgage loans has decreased, it has the right to initiate a margin call. A margin call would require us to transfer additional mortgage loans to the lender (without any advance of funds from the lender for such transfer of mortgage loans) or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our business, results of operations, liquidity and financial condition.

All of our credit facilities are subject to financial covenants and other restrictions. If we are unable to operate within the covenants and restrictions or obtain waivers, all amounts that we owe under our credit facilities could become immediately payable. The involuntary termination of a credit facility, or the acceleration of our debt under a credit facility, would impact all of our credit facilities and would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We rely, and expect to continue to rely, upon our ability to securitize our mortgage loans to generate cash for repayment of short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan’s life. We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the availability of credit enhancement on acceptable economic terms or at all and the performance of our portfolio of securitized loans.

We face substantial risks from our strategy of securitizing our loans.

The use of securitizations with overcollateralization requirements may have a negative impact on our cash flow. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive excess cash flow from a securitization transaction. We cannot assure you that the performance tests will be satisfied. Nor can we assure you, in advance of completing negotiations with the rating agencies or other key transaction parties, of the actual terms of such delinquency tests, overcollateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net excess income to us. Failure to negotiate such terms on a favorable basis may materially and adversely affect the availability of net excess income to us.

In addition, the net cash flow income we receive from our securitizations generally represents a junior security interest. Generally, so long as excess cash flow is being directed to the senior securities of a securitization trust to achieve overcollateralization, we will not receive distributions from the related securitized pool. Also, because the application of the excess cash flow to the senior securities of a securitization trust depends upon the performance of the related mortgage loans, there may be material variations in the amount, if any, of the excess cash flow distributed to us from period to period, and there may be extended periods when we do not receive excess cash flow. Any variations in the rate or timing of our receipt of distributions may adversely affect our business, financial condition, liquidity and results of operations.

We might be prevented from securitizing our mortgage loans at opportune times and prices, which could adversely affect our ability to generate cash flow.

We rely on our securitizations to generate cash for repayment of our credit facilities, origination of new mortgage loans and general working capital purposes. We will also rely on this cash to make distributions to our shareholders to maintain our status as a REIT. We bear the risk of being unable to securitize our mortgage loans at advantageous times and prices or in a timely manner, or at all. If it is not possible or economical for us to complete the securitization of a substantial portion of our mortgage loans, we may exceed our capacity under our warehouse financing, be unable or limited in our ability to pay down our credit facilities and originate future mortgage loans or may be required to liquidate mortgage loans when the market value of the loans is low and potentially may incur a loss on the sale transaction. Furthermore, if we cannot generate sufficient liquidity upon any such sale, we will be unable to continue our operations, grow our loan portfolio and maintain our hedging policy. The occurrence of any of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may not be able to successfully execute our credit enhancement strategies, which could restrict our access to financing and adversely affect our business.

Since 1997, all of our securitizations have used credit enhancement, which we refer to as “senior securities,” to improve the price at which we sell our securities. We currently expect that the credit enhancement for the senior securities will be primarily in the form of either designating another portion of the securities we issue as “subordinate securities” (on which the credit risk from the mortgage loans is concentrated), paying for financial guaranty insurance policies for the loans, or both. The market for any subordinate securities we issue could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our mortgage loans subject to the securities. If we use financial guaranty insurance policies and the expense of these insurance policies increases, the net interest income we receive will be reduced. We cannot assure you that credit enhancement features will be available at costs that would allow us to achieve desirable levels of net interest income from the securitizations of our mortgage loans.

We are subject to increased risk of default, foreclosure and losses associated with our strategy of lending to lower credit grade borrowers.

We specialize in originating, purchasing, securitizing and servicing mortgage loans to credit-impaired borrowers and borrowers that are ineligible to qualify for loans from conventional mortgage sources, such as Fannie Mae and Freddie Mac, due to either loan size, credit characteristics or documentation standards. Credit characteristics that may cause a loan to be ineligible for conventional mortgage funding include relatively high level of debt service carried by the borrower, higher LTV of the loan or past credit write-offs, outstanding judgments, prior bankruptcies or other credit items that cause a borrower to fail to satisfy Fannie Mae or Freddie Mac underwriting guidelines. Examples of documentation standards that are not eligible for conventional mortgage loans may include borrowers who provide limited or no documentation of income in connection with the underwriting of the related mortgage loans. Loans to lower credit grade borrowers generally experience higher-than-average delinquency, default and loss rates than do conforming mortgage loans. Because we do not utilize gain-on-sale accounting for our securitizations, loan delinquencies and defaults can cause reductions in our interest income and adversely affect our operating results, both with respect to unsecuritized loans and loans that we have securitized. If loan delinquencies and losses exceed expected levels, the fair market value of the mortgage loans held for investment and as collateral for warehouse borrowings, as well as the loan servicing-related assets on our consolidated balance sheet, may be adversely affected. If delinquencies and losses are greater than we expect, our ability to obtain financing and continue to securitize loans on attractive terms, or at all, may be adversely affected. If we underestimate the extent of losses that our loans will incur, or the reserves that we establish for such losses are insufficient, then our business, financial condition, liquidity and results of operations will be adversely impacted.

We cannot be certain that our underwriting criteria or collection methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. If we are unable to mitigate these risks, our business, financial condition, liquidity and results of operations could be harmed.

Defaults on the mortgage loans in our securitization pools may impact our ability to market future pools.

The poor performance of mortgage loans we have sold or securitized in the past could limit our ability to sell or securitize mortgage loans in the future. The securitization market depends upon a number of factors, including general economic conditions, conditions in the securities markets generally and conditions in the asset-backed securities market specifically. In addition, the historical performance of the mortgage loans we originate may impact the perceived value of any future securities we may attempt to issue, which could adversely affect the ratings of our securities. If rating agencies issue unfavorable ratings or lower their rating relating to our securities, the costs of our future securitizations could increase and we may be limited in our ability to securitize our mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, the rating agencies could require us to increase the over-collateralization level for our securitizations. Increases in our over-collateralization levels would have a negative impact on the value of our retained interests in our securitizations and could require additional capital to fund the over-collateralization, which may not be available on reasonable terms, or at all, and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our servicing rights may be terminated if delinquencies occur on the loans we securitize.

We retain servicing rights upon the securitization of a pool of mortgage loans and also provide mortgage loan servicing for third parties. Currently, 52.9% of the mortgage loans’ principal balances we service are owned by third parties. Our servicing rights may be terminated upon the occurrence of certain events, generally if delinquencies or losses on the pool of loans in a particular securitization exceed prescribed levels for an extended period of time. As of January 2004, delinquencies and losses exceed the prescribed levels for thirteen third party securitizations that we service. If the level of delinquencies or losses is not reduced, these servicing rights may be subject to termination.

We are subject to risks related to mortgage loans in our portfolio, including borrower defaults, fraud losses and other losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are subject to risks of borrower defaults and bankruptcies, fraud losses and special hazard losses on the mortgage loans in our portfolio. In the event of any default under our mortgage loans, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal amount of the mortgage loan. Also, the costs of financing the mortgage loans could exceed the interest income we receive on the mortgage loans. If these risks materialize, they could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

If we do not successfully implement our growth strategy, our financial performance could be harmed.

We have experienced rapid growth, which has placed, and will continue to place, substantial pressure on our infrastructure. To maintain this level of growth, we may require additional capital and other resources beyond what we expect to have following the consummation of the transactions described in this proxy statement/prospectus. We cannot assure you that we will be able to: (1) meet our capital needs; (2) expand our systems effectively; (3) optimally allocate our human resources; (4) identify and hire qualified employees; (5) satisfactorily perform our production, servicing, and securitization functions; or (6) effectively incorporate the components of any businesses that we may acquire in our effort to achieve growth. Our failure to manage growth effectively could significantly harm our business, financial condition, liquidity and results of operations.

The residential mortgage origination business is a cyclical industry, is currently at or near its highest historical levels, and is expected to decline in 2004 and upcoming years, which could reduce the level of mortgage loans we originate in the future and adversely impact our business in the future.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining and historically low interest rates. The Mortgage Bankers Association of America has predicted that residential mortgage originations will decrease in 2004 and 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. We expect this to result in a decreased volume of originations in the foreseeable future. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our business, financial condition, liquidity and results of operations may be adversely affected if interest rates rise.

An increase in interest rates may reduce overall demand for mortgage loans, reduce our net interest income or otherwise adversely affect our business or profitability.

Rising interest rates could adversely affect our business or profitability in a number of ways, including the following:

•	reduce the overall demand for our mortgage loans as potential customers may choose not to originate new loans;

•	reduce the spread we earn between the interest we receive on our mortgage loans and the interest we pay under our credit facilities and on our mortgage-backed securities; and

•	cause the fair market value of our mortgage-backed certificates and retained interests in securitizations to decline.

Each of the conditions described above could reduce our net interest income or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

A majority of our credit facilities are floating-rate debt that is indexed to short-term interest rates and adjusts periodically at various intervals. Interest expense on mortgage-backed securities is typically adjusted monthly relative to market interest rates. Because the interest expense we pay on our mortgage-backed securities typically adjusts faster than the interest income we earn on the mortgage loans we securitize, our net interest income can be volatile in response to increases in interest rates. Net interest losses would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our adjustable-rate mortgages have interest rate caps, which limit the amount the interest rates charged to the borrower can increase in each adjustment period. Our credit facilities borrowings and mortgage-backed securities are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, interest rates we pay on our borrowings could increase without limitation, while interest rates we earn on our adjustable-rate mortgage loans would be capped. If this occurs, our net interest spread could be significantly reduced or we could suffer a net interest loss. This may also reduce the amount of cash we receive over the life of any retained interests in future securitizations and require us to reduce the carrying value of any retained interests.

Furthermore, rising interest rates could increase the level of defaults on our mortgage loans, which would increase our servicing costs. Increases in our servicing costs would reduce the value of our servicing rights and could also have a material adverse effect on the value of our assets and on our business, financial condition liquidity and results of operations.

Declining interest rates could lead to more prepayments of our loans by our customers, adversely impact the value of our servicing rights or otherwise adversely affect our results of operations.

In general, if prevailing interest rates fall below the interest rate on a mortgage loan, the borrower is more likely to prepay the then higher rate mortgage loan than if prevailing rates remain at or above the interest rate on the existing mortgage loan. Unexpected principal prepayments could adversely affect our results of operations to the extent we are unable to reinvest the funds we receive at an equivalent or higher yield rate, if at all. If our customers prepay their mortgage loans sooner than expected, our business, financial condition, liquidity and results of operations could be materially and adversely affected. While we seek to minimize prepayment risk through a variety of means in originating our mortgage loans, we must balance prepayment risk against other risks and the potential returns on each mortgage loan, and no strategy can completely insulate us from prepayment or other such risks. Increased levels of prepayments could reduce our net income and materially and adversely affect our business, financial condition, liquidity and results of operations.

Declining interest rates would adversely affect the value of our mortgage servicing rights. We carry our mortgage servicing rights at fair value on our balance sheet and we periodically evaluate the value of these rights for impairment. In a declining interest rate environment, the increased likelihood of mortgage prepayments, which would eliminate the servicing rights for the prepaid mortgages, could lead to an impairment that could have a material adverse impact on the value of our assets.

In addition, a decline in prevailing interest rates could have the following consequences for us:

•	reduce our total interest revenue as we compete for loan originations against other loan providers who offer lower interest rates;

•	diminish the value of loans and servicing assets on our consolidated balance sheet; and

•	reduce the spreads available to us.

Each of the above consequences could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

We use various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of loans held for sale. We cannot assure you, however, that our use of derivatives will offset the risks related to changes in interest rates. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses on our derivative financial instruments under our required accounting rules that will not be fully offset by gains on our loans held for sale. The derivative financial instruments we select may not have the effect of reducing our price risk on our loans, including our interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses.

Our hedging strategies may be limited by REIT requirements, may not be successful in mitigating the risks associated with changes in interest rates and could result in losses.

We intend to conduct our hedging activities in a manner consistent with our election to qualify as a REIT. Our hedging strategy will be intended to lessen the effects of interest rate changes and to enable us to earn net interest income in periods of generally rising, as well as declining or static, interest rates. Specifically, our hedging program will likely be formulated with the intent to offset some of the potential adverse effects of changes in interest rate levels relative to the interest rates on the mortgage loans held in our investment portfolio, as well as differences between the interest rate adjustment indices and maturity or reset periods of our mortgage loans and our borrowings. We will need to carefully monitor, and may have to limit, our asset/liability management program to assure that we do not realize hedging income, or hold hedges having a value, in excess of the amounts permitted by the REIT gross income and asset tests.

Moreover, the treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. The tax law provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represent a source of income that qualifies for purposes of the 95% gross income test (but not for the 75% gross income test). See “Material Federal Income Tax Consequences – Federal Income Taxation of Saxon REIT Following the REIT Conversion” and “Material Federal Income Tax Consequences – REIT Qualification–Gross Income Tests.” The treatment of hedging transactions entered into for the purposes of hedging risks other than interest rate risk, or of hedging assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We may find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

A prolonged economic slowdown or a lengthy or severe recession could harm our operations.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Because we make a substantial number of loans to credit-impaired borrowers, rates of delinquencies, foreclosures, and losses on our loans could be higher than those generally experienced in the mortgage lending industry during periods of economic slowdown or recession. In addition, declining real estate values negatively affect loan-to-value ratios of home equity collateral, which reduces the ability for borrowers to use home equity to support borrowings and is likely to result in a decrease in our level of new loan originations. Any sustained period of increased delinquencies, foreclosures, or losses could adversely affect our ability to originate, purchase, and securitize loans, which could significantly harm our business, financial condition, liquidity and results of operations.

We may be required to repurchase mortgage loans that we have securitized or sold, or to indemnify holders of our asset-backed securities.

If any of the mortgage loans do not comply with the representations and warranties that we make in connection with a securitization or loan sale, we may be required to repurchase those loans or replace them with substitute loans. If this occurs, we may have to bear any associated losses directly. In addition, in the case of loans that we have sold instead of securitized, we may be required to indemnify persons for losses or expenses incurred as a result of a breach. Repurchased loans typically are financed at a steep discount to the repurchase price, if at all. Any significant substitutions, repurchases or indemnifications could significantly harm our business, financial condition, liquidity and results of operations.

Investors may require greater returns relative to benchmark rates.

The securities issued in our securitizations are typically issued with various ratings and are priced at a spread over a certain benchmark, such as the yield on United States Treasury bonds, interest rate swaps, or LIBOR. If the spread that investors require over the benchmark widens and the rates we charge on our mortgage loans are not increased accordingly, we may experience a material adverse effect on our net interest income from our securitizations, resulting in a reduction in the economic value of the pool of mortgage loans that we have originated. This could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We advance borrower monthly payments for loans we securitize and servicing expenses for all loans we service before receiving the corresponding payment from the borrower, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Under our securitization servicing agreements, we are required to advance scheduled payments to the trustee in the amount of the borrower’s monthly mortgage payment less our servicing fee even if the monthly payment on the underlying mortgage has not been paid to us. Under all servicing agreements we are also required to advance servicing expenses related to the mortgage loans (such as payment of delinquent taxes and foreclosure expenses, etc.). In each case, these advances of monthly payments and servicing expenses are made from our own funds. Our obligation to make these advances continues monthly until the related mortgage loan has been liquidated or we make a determination that such an advance will not be recovered upon the final liquidation of the related mortgage loan. Even then, we are unable to recoup such advances until the mortgage loan is brought current, paid off or liquidated through foreclosure. To the extent we make such advances without reimbursement by the borrower, we are at risk of not recovering the amounts we advance. Additionally, we may not have adequate cash from operations with which to make such advances and may be required to borrow funds, sell some of our loans or raise capital, which may not be available on reasonable terms or at all and which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on brokers and correspondent lenders for 73% of our loan production.

We depend, to a large extent, on brokers and correspondent lenders for our originations and purchases of mortgage loans. Moreover, our total loan purchases from correspondent lenders, historically, have been highly concentrated. Our top three correspondent lenders accounted for approximately 36% and 32% of our correspondent loan volume and 10% and 11% of our total volume for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. Our brokers and correspondent lenders are not contractually obligated to do business with us. Further, our competitors also have relationships with the same brokers and correspondent lenders and actively compete with us in our efforts to expand our broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks. The failure to do so could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our business may be significantly affected by the economy of California, where we conduct a significant amount of business.

As of September 30, 2003, approximately 23% of the mortgage loans we originated or purchased were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of natural disasters that are not covered by standard homeowners’ insurance policies, such as earthquakes or extensive wildfires, in California could adversely affect the value of mortgaged premises in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to originate, purchase, and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity, and result of operation.

We face intense competition that could adversely affect our market share and revenues.

We face intense competition from finance and mortgage banking companies and, to a growing extent, from traditional bank and thrift lenders who have entered the non-conforming mortgage market. Government sponsored entities, or GSEs, such as Fannie Mae and Freddie Mac, are also expanding their participation in the non-conforming mortgage market. We also expect increased competition over the Internet, where entry barriers are relatively low. As we seek to expand our business further, we will face a significant number of competitors, many of whom will be well established in the markets we seek to penetrate. The nature of the mortgage banking industry, and the way business is conducted, is changing. Some of our competitors are much larger than we are, have better name recognition, and have far greater financial and other resources than we have. Our competitors that operate under authority of federal law also benefit from general federal preemption of state and local laws and regulations, to which we are generally subject.

The intense competition in the non-conforming mortgage market has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure and information systems to compete effectively. Our inability to continue developing a successful Internet operation, or to adapt to other technological changes in the industry, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the mortgage industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations, purchases, and securitizations. Any increase in these pricing pressures could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Interests in real property secure our mortgage loans and we may suffer a loss if the value of the underlying property declines.

Interests in real property secure the mortgage loans we originate. If the value of the property underlying a mortgage loan decreases, our risk of loss with respect to the mortgage loan increases. In the event there is a default under a mortgage loan, our sole recourse may be to foreclose on the mortgage loan to recover the outstanding amount under the mortgage loan. If the value of the property is lower than the amount of the mortgage loan, we would suffer a loss, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may be subject to environmental risks with respect to properties to which we take title.

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties, and we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs incurred in connection with the contamination. Although, to date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims, we cannot assure you that this will remain the case in the future. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Terrorist attacks and other acts of violence or war may affect any market for our common stock, the industry in which we operate, our operations and our profitability.

Terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may impact the property collateralizing our mortgage loans directly or indirectly, by undermining economic conditions in the United States. Furthermore, losses resulting from terrorist events are generally uninsurable.

Loss of our key management could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management. We do not maintain “key person” life insurance for any of our personnel. The loss of the services of our senior managers, or other key employees, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

In addition, we depend on our account executives to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies and brokers, real estate agents and brokers, corporations, and others. These relationships lead to repeat and referral business. The market for skilled account executives is highly competitive. Competition for qualified account executives may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

Our dependence on information systems may result in problems.

We rely on communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production over the Internet, that reliance will increase. Any failure, interruption or breach in security of our information systems or third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received. Any such failure, interruption, or compromise of our systems or security measures we employ could affect our flow of business and, if prolonged, could harm our reputation. We cannot assure you that possible failures or interruptions have been adequately addressed by us or the third parties on which we rely, or that any such failures or interruptions will not occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Regulatory and Legal Risks

We will incur significant costs related to governmental regulation.

Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on a substantial portion of our operations. Our lending and servicing activities are subject to numerous federal laws and regulations, including the Truth-in-lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act, or RESPA, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act and the privacy requirements in the Gramm-Leach-Bliley Act. We also are required to comply with a variety of state and local consumer protection laws and are subject to the rules and regulations of, and examination by state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. These requirements can and do change as statutes and regulations are amended.

These statutes and regulations, among other things, impose licensing obligations upon us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, finance charges, fees and mortgage loan amounts. We will incur significant costs to comply with governmental regulations, which will have a negative effect on our net income.

The nationwide scope of our origination and servicing activities exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state, and local levels.

Because we originate loans nationwide, we must be licensed in all relevant jurisdictions and comply with the laws and regulations of each, as well as judicial and administrative decisions. We also are subject to an extensive body of federal laws and regulations. See “Business – Regulation.” Among other things, these statutes and regulations require our affiliates to be licensed, provide eligibility criteria for mortgage loans, prohibit discrimination, require inspections and appraisals of properties securing a mortgage, require credit reports on mortgage applicants, specify disclosures and notices to borrowers and, in some cases, set limits on interest rates, finance charges, fees, and mortgage loan amounts. These rules also may regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features. The significant costs to comply with governmental regulations may have a negative effect on our net income.

The volume of new or modified laws and regulations has increased in recent years, and the laws and regulations of each applicable jurisdiction often differ and in many cases are inconsistent and complex. As our operations continue to grow, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately, to program our technology systems properly to reflect the changes and to train our personnel effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with these laws can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of state licenses or other approval status required for continued lending or servicing operations;

•	legal defenses causing delay or otherwise adversely affecting the servicer’s ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits;

•	administrative enforcement actions;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; or

•	inability to obtain credit to fund our operations.

Although we have systems and procedures directed to compliance with these legal requirements and believes that we are in material compliance with all applicable federal, state and local statutes, rules and regulations, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. These applicable laws and regulations are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may leave uncertainty with respect to permitted or restricted conduct under them. Any ambiguity under a law to which we are subject may lead to regulatory investigations, governmental enforcement actions, or private causes of action, such as class action lawsuits, with respect to our compliance with applicable laws and regulations. As a mortgage lender, we have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

We or our subsidiaries are subject to examination by state regulatory authorities in the states in which we operate. In response to issues arising from these examinations, we have been required in the past to take corrective actions, including changes in certain business practices or refunds to certain borrowers. We can provide no assurance that future examinations will not cause us to change certain business practices, make refunds or take other actions that would be financially or competitively adverse.

Further, we compete with federally chartered institutions and their operating subsidiaries that also operate in a multistate market environment. Under their federal charters and federal regulations, these federal entities operate with the benefit of broad federal preemption of state and local laws regulating their lending activities. Unlike those competitors, we are generally subject to all state and local laws applicable to mortgage lenders in each jurisdiction in which we lend, including new laws directed at nonconforming mortgage lending, as described below under “Business—Regulation.” At least one national rating agency has announced that, in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. In addition, such federally-chartered institutions and their operating subsidiaries have defenses under federal law to allegations of noncompliance with such state and local laws that are unavailable to us.

Our failure or the failure of our subsidiaries to obtain and maintain licenses in the jurisdictions in which we do business could have a material adverse effect on our results of operations, financial condition and business.

We operate in a highly regulated industry, and we and our subsidiaries are subject to licensing requirements in the various states where we do business. We may be required to obtain certain new licenses and approvals under existing licenses before the commencement of certain business activities related to the formation of Saxon REIT and necessary to carry out our business strategy. In addition, if we decide to increase REIT qualifying assets and income such as originating and servicing loans at the REIT level, we will be required to obtain certain new licenses and approvals.

We cannot assure you that we will be able to obtain all the necessary licenses and approvals in a timely manner or at all. Failure to obtain and maintain these licenses and approvals would limit, delay and disrupt (1) our ability to increase REIT qualifying assets and income, and (2) our operations in certain geographical regions, and perhaps nationwide, and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Because the merger constitutes a change in control of Saxon, we must seek consent, approval or authorization of the change in control for all licenses and permits held by Saxon from various governmental agencies in the jurisdictions in which we do business in order to transfer those licenses and permits to Saxon REIT or its affiliates upon the closing of the merger. In some cases, Saxon REIT or its affiliates may be required to obtain new licenses or permits from those governmental agencies. In addition, we must seek consent for the change in control under our credit facilities and a servicing agreement. We cannot assure you that we will be able to obtain all required consents, approvals and authorizations. Our failure to properly transfer our licenses and permits to Saxon REIT or its affiliates or otherwise to obtain necessary licenses, permits, consents, approvals and authorizations could limit our ability to continue our business operations after the merger or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

New legislation may restrict our ability to make loans, negatively affecting our revenues.

Several federal, state, and local laws, rules and regulations have been adopted in recent years, or are under consideration, that are intended to eliminate lending practices labeled as “predatory.” Many of these laws and rules impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceeds specified thresholds. Generally we avoid making or acquiring loans that exceed those thresholds because of the costs and risks associated with such loans, and the market valuations and perceptions of such loans.

Congress and federal government agencies also continue to consider legislative and regulatory proposals affecting mortgage lending, including “predatory lending.” Among these proposals are ones that would lower the existing federal Home Ownership and Equity Protection Act, or HOEPA, thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such high-cost loans.

Moreover, many of the laws and regulations that have been recently enacted or are proposed extend beyond curbing “predatory lending” practices and could restrict commonly accepted lending activities. For example, some of these laws strictly limit a borrower’s ability to include in the loan amount the points and fees charged in connection with the origination of a mortgage loan; others restrict or prohibit prepayment charges. Passage of these laws and regulations in additional jurisdictions could reduce our loan origination volume. Additionally, this type of legislation and any new legislation may cause us to withdraw from some jurisdictions.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do originate. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for sub-prime mortgage loans. These laws, rules, and regulations have required us to develop systems and procedures to ensure that we do not violate any aspect of these new requirements. If we decide to relax our self-imposed restrictions on originating and purchasing loans subject to these laws, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules, and regulations, including demands for indemnification or loan repurchases from our lenders and purchasers of our loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. Any of the foregoing could significantly harm our business, financial condition, liquidity and results of operations.

In addition, because of reputational and financial risks, many whole loan purchasers will not buy, and rating agencies may refuse to rate, any securitization containing any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Therefore, these laws and regulations can severely constrict the secondary market and limit the acceptable standards of mortgage loan production. Changes in these laws and regulations could effectively preclude us from originating mortgage loans that are governed by those rules and could have a material adverse effect on our ability to securitize or sell mortgage loans and, accordingly, our business, financial condition, liquidity and results of operations.

Furthermore, from time to time, members of Congress and government officials have advocated the elimination of the mortgage interest deduction for federal income tax purposes, or its reduction based on borrower income, type of loan or principal amount. The tax deductibility of mortgage interest gives mortgage products a competitive advantage when compared to other types of consumer financing, an advantage that could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the mortgage loan products we offer.

The recent reduction in scope of preemption previously afforded non-depository lenders under the Alternative Mortgage Transactions Parity Act could have a material adverse effect on our results of operations, financial condition and business.

Certain state laws restrict or prohibit prepayment charges on mortgage loans and until July 1, 2003, we relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment charges related to adjustable rate mortgage loans. On September 25, 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment charges. The effective date of the new rule was July 1, 2003. The elimination of this federal preemption requires us to comply with state restrictions on prepayment charges. These restrictions prohibit us from charging any prepayment charge in certain states and restrict the amount and duration of prepayment charges that we may impose in other states. This may place us at a competitive disadvantage relative to federally chartered institutions that will continue to enjoy federal preemption of such state restrictions. Such institutions may still charge prepayment charges without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer.

In addition, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act does not preempt New Jersey state law restrictions on prepayment charges. This ruling has been appealed to the New Jersey Supreme Court. If the New Jersey appellate court’s decision were followed by other courts, such courts might call into question the validity of prepayment penalty provisions under which we have previously collected prepayment charges and which we continued to include in our loan documentation prior to July 1, 2003 on the basis of Parity Act preemption, which may require us to refund and waive a significant amount in prepayment charges.

We are subject to various legal actions, which if decided adversely, could have a material adverse effect on us.

Because the sub-prime mortgage lending and servicing business, by its nature, involves the collection of numerous accounts, the validity of liens and compliance with local, state and federal lending laws, mortgage lenders, and servicers, including us, are subject to numerous claims and legal actions in the ordinary course of business. These legal actions include lawsuits brought as class actions that allege violations of various federal, state and local consumer protection laws. We are currently defending a number of lawsuits in which the plaintiffs are seeking class action certification. For example, in Josephine Coleman v. America’s MoneyLine, the plaintiffs allege consumer fraud and unjust enrichment under Illinois law and similar laws of other states. We are defending another class action claim in Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al., in which the plaintiffs allege violations of Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default and which later were prepaid by the borrowers. In Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others, plaintiffs allege that the defendant mortgage companies, including Saxon Mortgage, violated the Home Ownership and Equity Protection Act, the Truth in Lending Act, and the Real Estate Settlement Procedures Act with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. While we cannot predict the ultimate legal and financial liability with respect to legal actions brought against us, an adverse judgment in one or more legal actions could have a material adverse effect on our financial condition. In addition, in recent years, both state and federal regulators have subjected the practices of sub-prime mortgage lenders to particularly intense regulatory scrutiny, which has resulted in a number of well-publicized governmental and other investigations of other mortgage lenders in our industry. Any such investigation of us could have a material adverse effect on our business, results of operations, liquidity and financial condition.

If many of our borrowers become subject to Servicemembers Civil Relief Act of 2003, our cash flows and interest income may be adversely affected.

Under the Servicemembers Civil Relief Act, which re-enacted in 2003 the Soldiers’ and Sailors’ Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her mortgage loan generally may not be required to pay interest above an annual rate of 6%, and the lender is restricted from exercising certain enforcement remedies, during the period of the borrower’s active duty status. This Act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are subject to this Act, thereby reducing our cash flow and the interest payments collected from those borrowers, and in the event of default, delaying or preventing it from exercising the remedies for default that otherwise would be available to us.

The conduct of the independent brokers through whom we originate our wholesale loans could subject us to fines or other penalties.

The mortgage brokers through whom we originate wholesale loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. Recently, for example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold mortgage lenders responsible for the pricing practices of mortgage brokers, alleging that the mortgage lender is directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. We exercise little or no control over the activities of the independent mortgage brokers from whom we obtain our wholesale loans. However, we have in the past made refunds to our borrowers because of the conduct of mortgage brokers and it is possible that we may in the future be subject to additional payments, fines or other penalties based upon the conduct of the brokers with whom we do business.

“Do not call” registries may limit our ability to market our products and services.

Our marketing operations are or may become subject to various federal and state “do not call” list requirements. The FTC has recently amended its rules to provide for a national “do not call” registry. Under these new federal regulations, consumers may have their phone numbers added to the national “do not call” registry. Generally, we are prohibited from cold calling anyone on that registry. Despite court decisions calling into question the FTC’s authority to implement this registry, the FTC has put it into operation, pending a definitive judicial decision. These regulations may restrict our ability to market effectively our products and services to new customers. Furthermore, compliance with these regulations may prove costly and difficult, and we may incur penalties for improperly conducting our marketing activities.

The fraudulent and negligent acts on the part of loan applicants, mortgage brokers, appraisers, other vendors, and our employees could subject us to losses.

When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is misrepresented and the misrepresentation is not detected before loan funding, the value of the mortgage loan may be significantly lower than expected. Whether the loan applicant, the mortgage broker, another third party, or one of our employees makes a misrepresentation, we generally bear the risk of loss associated with the misrepresentation. A mortgage loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold before detection of the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

While we have controls and processes designed to help us identify misrepresented information in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresented information in our loan originations operations.

Compliance with proposed and recently enacted changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 and rules and regulations promulgated by the SEC and the Nasdaq National Market have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. We believe that these rules and regulations will make it more costly for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of management and our board of directors, particularly to serve on our audit committee.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use, and security of customer information.

The federal Gramm-Leach-Bliley financial reform legislation imposes significant privacy obligations on us in connection with the collections, use, and security of financial and other nonpublic information provided it by applicants and borrowers. We adopted a privacy policy and adopted controls and procedures to comply with the law when it took effect on July 1, 2001. In addition, California has enacted, and several other states are considering, even more stringent privacy or customer information security legislation, as permitted under federal law. Because laws and rules concerning the use and protection of customer information are continuing to develop at the federal and state levels, we expect to incur increased costs in our effort to be and remain in full compliance with these requirements. Nevertheless, despite our efforts we will be subject to legal and reputational risks in connection with our collection and use of customer information, and we cannot assure you that will not be subject to lawsuits or compliance actions under such state nor federal privacy requirements. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

Our failure to maintain an exemption from the Investment Company Act would harm our results of operations.

Our investment policy provides that we may invest in securities of other REITs or similar entities. See “Business – Policies With Respect to Certain Activities – Investment Policies.” Although we intend to make such investments only if our board of directors determines that the proposed investment would not cause us to be an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act, we could become regulated as an investment company for purposes of that act, which would substantially reduce our ability to use leverage and could adversely affect our business, financial condition, liquidity and results of operations.

Federal Income Tax Risks Related to Our Qualification as a REIT

Actions we take to satisfy the requirements applicable to REITs, or our failure to satisfy such requirements, could have an adverse effect on our financial condition.

We intend to operate so as to qualify as a REIT under the federal tax laws effective for our taxable year ending December 31, 2004. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). No assurance can be provided, however, that we will so qualify or be able to remain so qualified or that new legislation, Department of Treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. In this regard, we have received an opinion of McKee Nelson LLP to the effect that we, effective for our taxable year ending December 31, 2004, will be organized in conformity with the requirements for qualification as a REIT under the federal tax laws, and that our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT. This opinion is conditioned upon completion of our conversion to a REIT and upon certain factual representations made by us as to matters relating to our organization and operation. In addition, this opinion is based upon our factual representations concerning our business and properties as set forth in this proxy statement/prospectus and assumes that the actions described in this proxy statement/prospectus are completed in a timely fashion. Moreover, an opinion of counsel does not bind the Internal Revenue Service, or the IRS, or the courts, and no assurance can be provided that such opinion will not be challenged by the IRS or will be sustained by a court if so challenged.

•	Required distributions and payments. To qualify as a REIT, generally we will be required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to the calendar year are less than the sum of (i) 85% of our REIT ordinary income, (ii) 90% of our REIT capital gain net income for that year, and (iii) any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the minimum 90% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to meet the minimum 90% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax. In addition, our inability to retain earnings (resulting from the minimum 90% distribution requirement) will generally require us to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

•	Consequences of failure to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax would significantly reduce the cash available for distribution by us to our shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock. However, if we fail to qualify as a REIT, subject to certain limitations under the federal tax laws, domestic corporate shareholders may be eligible for the dividends received deduction with respect to our distributions and most domestic non-corporate shareholders generally would be taxed on such distributions at the rates applicable to net capital gains. See “Material Federal Income Tax Consequences—Federal Income Taxation of Saxon REIT Following the REIT Conversion” and “Material Federal Income Tax Consequences—REIT Qualification—Failure to Qualify.” Our failure to qualify and maintain qualification as a REIT also would result in a default under the new credit facilities.

•	“Earnings and profits” attributable to “C” corporation taxable years. To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a “C” corporation taxable year. Because we will elect REIT status effective as of the date of our formation, and because the conversion transaction has been structured so that we will not succeed to any of the accumulated earnings and profits of Saxon, we will not have any earnings and profits attributable to a “C” corporation taxable year. See “Material Federal Income Tax Consequences—REIT Qualification.”

Dividends we will pay to most domestic noncorporate shareholders following the REIT conversion, unlike dividends Saxon may pay, will generally not be eligible for taxation at capital gains rates, which may adversely affect the price of our common stock.

Under recently enacted tax legislation, dividends paid to most domestic non-corporate shareholders by a C corporation, such as Saxon, are generally eligible to be taxed at rates applicable to net capital gains, currently subject to a maximum rate of 15%, rather than at rates applicable to ordinary income, currently subject to a maximum rate of 35%. This reduced rate of tax, however, generally will not apply to dividends paid to most domestic non-corporate shareholders by a REIT on its stock, except for limited circumstances. As a result, if we qualify as a REIT, our dividends paid to most domestic non-corporate shareholders will generally be taxed at ordinary income rates. Although the earnings of a REIT that are distributed to its shareholders still generally are subject to less total federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate level income tax, this legislation could cause domestic non-corporate investors to view the stock of C corporations as more attractive relative to the stock of a REIT than was the case before the enactment of this legislation, because dividends from C corporations generally will be taxed at a lower rate to shareholders while dividends paid from REITs generally will be taxed at the same rate as the shareholder’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general and on our common stock in particular, either in terms of absolute price or relative to other investments.

Recognition of excess inclusion income by us could have adverse tax consequences to us or our shareholders.

We may recognize excess inclusion income and our shareholders may be required to treat a portion of the dividends they receive as excess inclusion income. Excess inclusion income may not be offset with net operating losses, will represent unrelated business taxable income in the hands of an otherwise tax-exempt shareholder, and will be subject to withholding tax, without regard to otherwise applicable exemptions or rate reductions, to the extent such income is allocable to a shareholder who is not a U.S. person.

Generally, excess inclusion income is the income allocable to a real estate mortgage investment conduit, or REMIC, residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal to 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations.

Although we plan to structure our securitization transactions to qualify as non-REMIC borrowing transactions for federal income tax purposes, we may recognize excess inclusion income attributable to the equity interests we retain in those securitization transactions. In short, if a REIT holds 100% of the sole class of equity interest in a non-REMIC multi-class mortgage-backed securities offering that qualifies as a borrowing for federal income tax purposes, the equity interest retained by the REIT, under regulations that have not yet been issued, will be subject to rules similar to those applicable to a REMIC residual interest. Thus, because we intend to undertake non-REMIC multi-class mortgage backed securities transactions after the REIT conversion, we may recognize excess inclusion income.

If we recognize excess inclusion income, we may, under regulations that have not yet been issued, have to allocate the excess inclusion income to the dividends we distribute to our shareholders to the extent our REIT taxable income (taking into account the dividends paid deduction) is less than the sum of our excess inclusions for the taxable year. If a portion of the dividends we distribute to you were characterized as excess inclusion income, then you will be taxed with respect to that excess inclusion income in the same manner that you would be taxed if you held a REMIC residual interest directly.

Generally, to maintain our REIT status, we must distribute at least 90% of our taxable income, without regard to net capital gains. To the extent the sum of our excess inclusion income is less than 10% of our total taxable income, we may elect to pay tax on such excess inclusion income rather than treating a portion of our dividends as comprising excess inclusion income.

If we invest more than 20% of our total assets in Saxon or another taxable REIT subsidiary, we would violate the requirement that a REIT cannot invest more than 20% of its total assets in the stock or securities of one or more taxable REIT subsidiaries, which would result in the loss of our REIT status.

At the close of any calendar quarter, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries.

After the REIT conversion, SCH and the subsidiaries of Saxon in existence immediately before the REIT conversion (other than Saxon REIT and SMC) will become taxable REIT subsidiaries of Saxon REIT. Upon the closing of the merger, the sole taxable REIT subsidiary in which we will directly own stock or securities will be SCH. At that time, the stock and securities of SCH held by us is expected to represent less than 20% of the value of our total assets. Furthermore, we intend to monitor the value of our investments in the stock and securities of SCH (and any other taxable REIT subsidiary in which we may invest) to ensure compliance with the above-described 20% limitation. We cannot assure you, however, that we will always be able to comply with the 20% limitation so as to maintain REIT status.

Because taxable REIT subsidiaries are subject to tax at the regular corporate rates, we may not be able to fully realize the tax benefits we anticipate as a result of the REIT conversion.

A taxable REIT subsidiary must pay income tax at regular corporate rates on any income that it earns. Following the REIT conversion, many of our historic business activities will be conducted through our taxable REIT subsidiaries. Our taxable REIT subsidiaries will pay corporate income tax on their taxable income, and their after-tax net income will be available for distribution to us. Such income, however, is not required to be distributed.

We may endanger our REIT status if the dividends we receive from our taxable REIT subsidiaries exceed applicable REIT gross income tests.

The annual gross income tests that must be satisfied to ensure REIT qualification may limit the amount of dividends that we can receive from our taxable REIT subsidiaries and still maintain our REIT status. Generally, not more than 25% of our gross income can be derived from non-real estate related sources, such as dividends from a taxable REIT subsidiary. If, for any taxable year, the dividends we received from Saxon, when added to our other items of non-real estate related income, represented more than 25% of our total gross income for the year, we could be denied REIT status, unless we were able to demonstrate, among other things, that our failure of the gross income test was due to reasonable cause and not willful neglect.

Moreover, the limitations imposed by the REIT gross income tests may impede our ability to distribute assets from SCH to Saxon REIT in the form of post REIT conversion dividends. Certain asset transfers may, therefore, have to be structured as purchase and sale transactions upon which Saxon recognizes taxable gain.

We may be subject to a penalty tax if interest on indebtedness owed to us by our taxable REIT subsidiaries accrues at a rate in excess of a commercially reasonable rate or if transactions between us and our taxable REIT subsidiaries are entered into on other than arm’s-length terms.

If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (1) interest payments made by a taxable REIT subsidiary to its parent REIT over (2) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. We will scrutinize all of our transactions with our taxable REIT subsidiaries in an effort to ensure that we do not become subject to these taxes. We cannot assure you, however, that we will be able to avoid application of these taxes.

Risks of Ownership of Our Common Stock

Saxon’s common stock price is not necessarily indicative of the price of our common stock following the REIT conversion.

Saxon’s current stock price is not necessarily indicative of how the market will value our common stock following the conversion to a REIT. Saxon’s current stock price reflects the current market valuation of its current business and assets, general market conditions, and does not necessarily take into account the changes that will occur in connection with the conversion to a REIT, including raising additional capital, which we currently expect to be approximately $500 million, as part of the REIT conversion, and the change in our organization from a taxable corporation to a REIT.

We have not established a minimum distribution payment level, and we cannot assure you of our ability to make distributions to our shareholders in the future.

We intend to make quarterly distributions to our shareholders in amounts such that we distribute at least 90% of our REIT taxable income in each year, subject to certain adjustments. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum distribution payment level and our ability to make distributions might be harmed by the risk factors described in this proxy statement/prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will have the ability to make distributions to our shareholders in the future.

Our use of taxable REIT subsidiaries may affect the price of our common stock relative to the stock price of other REITs.

Following our election to be taxed as a REIT, we will hold a significant portion of our assets, and conduct a substantial portion of our business, through one or more taxable REIT subsidiaries. Taxable REIT subsidiaries are corporations subject to corporate-level tax. This REIT/taxable REIT subsidiary structure may cause market valuations of our common stock to differ from market valuations of stock of other publicly-traded REITs, that may not use taxable REIT subsidiaries as extensively as we plan to do following our conversion to be taxed as a REIT.

Shares of our common stock available for future sale could have an adverse effect on our stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. Further, in addition to the issuance of the shares by us in the merger, we intend to issue and sell our common stock to the public in an amount which we currently expect to be approximately $500 million promptly after completion of the merger. Also, a substantial number of shares of our common stock will, pursuant to employee benefit plans, be issued or reserved for issuance from time to time, including common stock reserved for issuance pursuant to options granted before the consummation of the REIT conversion, and these shares of common stock will be available for sale in the public markets from time to time. Moreover, the issuance of additional shares of our common stock in the future would be available for sale in the public markets. We cannot predict the effect that future sales of shares of our common stock will have on the market price of our common stock.

The market price and trading volume of our common stock may be volatile following the REIT conversion.

The market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly compared to the market price of Saxon’s common stock before the REIT conversion, you may be unable to resell your shares at or above the current market price of Saxon common stock. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

•	market reaction to our conversion to a REIT;

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our funds from operations or earnings estimates or publication of research reports about us, if any, or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	changes in tax laws affecting REITs;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Our earnings and cash distributions could adversely affect our stock price.

It is generally believed that the market value of the equity securities of a REIT is primarily based upon the market’s perception of the REIT’s growth potential for its core portfolio, the value of its real estate portfolio and its prospects for accretive acquisitions and development. The combination of these factors creates a market perception of a REIT’s current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves, or other purposes rather than distributing such cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Market interest rates could have an adverse effect on our stock price.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which would adversely affect the market price of our common stock.

Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock.

To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of Saxon REIT capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal tax laws to include certain entities). See “Material Federal Income Tax Consequences—REIT Qualification.” Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, our charter will prohibit ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the number or value of the issued and outstanding shares of our common stock and will prohibit ownership, directly or by the attribution provisions of the federal tax laws, by any person of more than 9.8% of the lesser of the number or value of the issued and outstanding shares of any class or series of our preferred stock. The ownership limit will become applicable to all our shareholders at the time the merger becomes effective. Our board of directors, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the federal tax laws if it is satisfied, based upon information required to be provided by the party seeking the waiver and upon an opinion of counsel satisfactory to the board of directors, that ownership in excess of this limit will not otherwise jeopardize our status as a REIT for federal income tax purposes. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Any shares of our common stock held at the time the merger becomes effective and not subsequently transferred before the effective time of the ownership limit, or acquired or held at any time after the merger becomes effective in violation of the ownership limit, will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired such excess shares of our common stock will not be entitled to any distributions on such stock or to vote such excess shares of our common stock. The holder of any such excess shares of our common stock will receive the lesser of the value of the excess shares as of the time the merger becomes effective or the cash proceeds from the sale of such excess shares of our common stock by the trustee. After the merger becomes effective, any person who acquires our common stock in excess of the ownership limit will not receive any proceeds from the subsequent sale of such stock in excess of the lesser of the price paid or the amount realized from such sale. A transfer of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, would deny the transferee any of the economic benefits of owning our common stock in excess of the ownership limit. To avoid the adverse effects of the ownership limit, any holder of our common stock who would own shares in excess of the ownership limit at the time the merger becomes effective should dispose of any such excess shares before the merger becoming effective. See “Comparison of Rights of Shareholders of Saxon And Saxon REIT–Restrictions on Ownership and Transfer of Stock.” Notwithstanding the foregoing, the board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit upon consummation of the merger. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our shareholders’ ability to realize a premium over the then-prevailing market price for our common stock in connection with a change in control.

The governing documents of Saxon REIT and governing Maryland law impose limitations on the acquisition of Saxon REIT common stock and changes in control that could make it more difficult for a third party to acquire us.

Following the REIT conversion, you will be a shareholder of Saxon REIT. The Saxon REIT charter and bylaws, and Maryland corporate law contain a number of provisions (as further described under “Certain Provisions of Maryland Law and Saxon REIT Charter and Bylaws” and “Comparison of Rights of Shareholders of Saxon and Saxon REIT”) that could delay, defer, or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests, including the following:

•	Ownership Limit. The 9.8% ownership limit described under “Limits on ownership of our common stock could have adverse consequences to you and could limit your opportunity to receive a premium on our stock” above may have the effect of precluding a change in control of us by a third party without the consent of the our board of directors, even if such change in control would be in the interest of the our shareholders (and even if such change in control would not reasonably jeopardize the REIT status).

•	Removal of board of directors. The Saxon REIT charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of the shares then outstanding and entitled to be cast for the election of directors. Vacancies on the board may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors.

•	Preferred stock; classification or reclassification of unissued shares of capital stock; increase in number of shares of capital stock without shareholder approval. The Saxon REIT charter provides that the total number of shares of stock of all classes which we have the authority to issue is 101,000,000 shares of capital stock, initially consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is authorized, without a vote of shareholders, to increase or decrease the number of shares of stock we may issue and to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of stock to be issued. The issuance of preferred stock or other stock having special preferences or rights could have the effect of delaying or preventing a change in control of us even if a change in control would be in the interest of our shareholders. Because the board of directors will have the power to establish the preferences and rights of additional classes or series of stock without a shareholder vote, the board of directors may afford the holders of any such class or series preferences, powers and rights, including voting rights, senior to the rights of holders of common stock.

•	Duties of directors with respect to unsolicited takeovers. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (1) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (2) authorize the corporation to redeem any rights under, or modify or render inapplicable, any shareholders rights plan, (3) make a determination under Maryland Business Combination Act or Maryland Control Share Acquisition Act, or (4) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the shareholders in an acquisition. Moreover, under Maryland law the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

•

Maryland Business Combination Act. Maryland corporate law, establishes special requirements for “business combinations” between a Maryland corporation and “interested shareholders” or any affiliate of an interested shareholder unless certain exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of our company’s then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between our company and an interested shareholder unless the board of directors approved the transaction before the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than voting shares held by the interested shareholder or an affiliate of the interested shareholder with whom the business combination is to be effected.

The business combination statute could have the effect of discouraging offers to acquire our company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests. Our board of directors has adopted a resolution exempting our company from this statute. However, our board of directors may repeal or modify this resolution in the future, in which case the provisions of Maryland Business Combination Act will be applicable to business combinations between our company and other persons.

•	Maryland Control Share Acquisition Act. Maryland corporate law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of the other shareholders. Two-thirds of the shares eligible to vote must vote for granting the “control shares” voting rights. Control shares are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel our company’s board of directors to call a special meeting of shareholders to consider the voting rights of the shares. If such a person makes no request for a meeting, our company has the option to present the question at any shareholders’ meeting.

If voting rights are not approved at a meeting of shareholders, then, subject to certain conditions and limitations, our company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Our company will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition; or

•	the meeting where shareholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may obtain rights as objecting shareholders and, thereunder, exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland corporate law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters’ rights would not apply in the context of a control share acquisition. The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction. The control share acquisition statute could have the effect of discouraging offers to acquire our company and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

The Saxon REIT bylaws contain a provision exempting acquisitions of our shares from Maryland Control Share Acquisition Act. However, our board of directors may amend our bylaws in the future to repeal or modify this exemption, in which case any control shares of our company acquired in a control share acquisition will be subject to Maryland Control Share Acquisition Act.

•	Advance notice of director nominations and new business. Our bylaws impose certain advance notice requirements that must be met for nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders. The advance notice provisions contained in our bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we mailed our proxy materials for the prior year’s annual meeting of shareholders.

•	Meetings of shareholders; call of special meetings; shareholder action in lieu of meeting by unanimous consent. Our bylaws provide that annual meetings of shareholders must be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). Special meetings of the shareholders may be called by the board of directors or on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent.

•	Merger, consolidation, share exchange, and transfer of our assets. Pursuant to provisions contained in the Saxon REIT charter, subject to the terms of any class or series of capital stock at the time outstanding, we may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of Maryland corporate law if approved (i) by the board of directors in the manner provided by Maryland corporate law and (ii) by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, except that any merger with or into a trust organized to change our form of organization from a corporation to a trust will require the approval of our shareholders by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders and a share exchange need be approved by a Maryland successor only by its board of directors. Our voluntary dissolution also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

•	Amendments to the Saxon REIT charter and bylaws. The provision contained in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock may be amended only by a resolution adopted by the board of directors and approved by shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. As permitted under Maryland corporate law, the Saxon REIT charter and bylaws provide that directors have the exclusive right to amend our bylaws. Amendments to this provision of the Saxon REIT charter also would require board action and approval by two-thirds of all votes entitled to be cast on the matter.

SUMMARY PRO FORMA FINANCIAL DATA

The following table sets forth summary unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and the nine-month period ended September 30, 2003 and from the unaudited pro forma condensed balance sheet as of September 30, 2003 included in this proxy statement/prospectus. The following summary financial information should be read in conjunction with the financial statements and related notes thereto and Management’s Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this proxy statement/prospectus.

The unaudited pro forma balance sheet is presented as if the REIT conversion (including the public offering) occurred as of September 30, 2003. The unaudited condensed consolidated statements of operations present the effects of the REIT conversion (including the public offering) as though they occurred on January 1, 2002. The pro forma information incorporates certain assumptions that are described in the notes to the unaudited pro forma financial statements included elsewhere in this proxy statement/prospectus.

The pro forma information does not purport to represent what Saxon REIT’s financial position or results of operations would actually have been if these transactions had, in fact, occurred on such date or at the beginning of the period indicated, or to project Saxon REIT’s financial position or results of operations at any future date or for any future period.

In addition, the historical information contained in the following table may not be comparable to the operations of Saxon REIT on a going-forward basis because, among other things, the historical information relates to an operating entity that pays taxes on its income, including gain derived upon the execution of securitization transactions treated as sales for tax purposes. Going forward, Saxon REIT will undertake securitization transactions that will be treated as financing transactions for federal income tax purposes and will not, therefore, generate gain upon securitization.

Summary Unaudited Pro Forma Financial Information

	Saxon Historical			Saxon REIT Pro Forma
	For the Year Ended December 31, 2002	Pro Forma Adjustments		For the Year Ended December 31, 2002
	($ in thousands, except per share data)
Operating Data:
Interest income	$214,063			$214,063
Interest expense	(87,068)	10,676	(a)	(76,392)

Net interest income	126,995	10,676		137,671
Provision for mortgage loan loss	(28,117)			(28,117)

Net interest income after provision for mortgage loan losses	98,878	10,676		109,554

Servicing income, net of amortization and impairment	35,260			35,260
Gain on sale of mortgage assets	365			365

Total net revenues	134,503	10,676		145,179

Total expenses	(90,293)			(90,293)

Income before taxes	44,210	10,676		54,886
Income tax (benefit) expense	16,833	(24,929	)(b)	(8,096)

Net income	27,377	35,605		62,982

Shares outstanding	28,235,781	16,787,004		45,022,785

Weighted average common shares outstanding – basic	28,103,695	16,787,004		44,890,699

Weighted average common shares outstanding – diluted	29,165,184	16,787,004		45,952,188
Basic EPS	$0.97	$0.43		$1.40
Diluted EPS	$0.94	$0.43		$1.37
Book value per share	$10.19	$5.61		$15.80
Dividends per share	$—	$1.67		$1.67

See accompanying notes to unaudited pro forma financial information.

	Saxon Historical			Saxon REIT Pro Forma
	For the Nine Months Ended September 30, 2003	Pro Forma Adjustments		For the Nine Months Ended September 30, 2003
	($ in thousands, except per share data)
Operating Data:
Interest income	$223,165			$223,165
Interest expense	(88,797)	4,131	(c)	(84,666)

Net interest income	134,368	4,131		138,499
Provision for mortgage loan loss	(26,808)			(26,808)

Net interest income after provision for mortgage loan losses	107,560	4,131		111,691
Servicing income, net of amortization and impairment	44,932			44,932
Gain on sale of mortgage assets	975			975

Total net revenues	153,467	4,131		157,598
Total expenses	(79,988)			(79,988)

Income before taxes	73,479	4,131		77,610
Income tax (benefit) expense	28,545	(34,496	)(d)	(5,951)

Net income	44,934	38,627		83,561

Shares outstanding	28,616,985	16,787,004		45,403,989
Weighted average common shares outstanding – basic	28,476,073	16,787,004		45,263,077
Weighted average common shares outstanding – diluted	29,846,257	16,787,004		46,633,261
Basic EPS	$1.58	$0.27		$1.85
Diluted EPS	$1.51	$0.28		$1.79
Book value per share	$11.34	$4.77		$16.11
Dividends per share	$—	$1.25		$1.25

	Actual			Pro Forma
	September 30, 2003	Pro Forma Adjustments		September 30, 2003
	($ in thousands, except per share data)
Assets

Cash	$6,460	268,723	(e,f,g,h,i)	$275,183
Accrued interest receivable	51,410			51,410
Trustee receivable	76,739			76,739

Mortgage loan portfolio	4,617,299			4,617,299
Allowance for loan loss	(46,070)			(46,070)

Net mortgage loan portfolio	4,571,229			4,571,229

Restricted cash	214,719			214,719
Servicing related advances	95,697			95,697
Mortgage servicing rights, net	33,426			33,426
Deferred tax asset	13,183	4,525	(d)	17,708
Real estate owned	20,616			20,616
Other assets	58,689	23,171	(d)	81,860

Total assets	$5,142,168			$5,438,587

Liabilities and shareholders’ equity

Liabilities:
Accrued interest payable	$9,713			$9,713
Warehouse financing	51,416	(51,416	)(g)	—
Securitization financing	4,709,762			4,709,762
Note payable	25,000	(25,000	)(f)	—
Other liabilities	21,678	(6,800	)(d)	14,878

Total liabilities	4,817,569			4,734,353

Shareholders’ equity

Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,616,985 issued and outstanding (Actual) and 45,403,989 issued and outstanding (Pro Forma)	286	168	(e)	454
Additional paid-in capital	263,289	464,832	(e)	728,121

Other comprehensive income, net of taxes	(5,000)			(5,000)
Retained earnings (accumulated deficit)	66,024	(85,365	)(d,h,i)	(19,341)

Total shareholders’ equity	324,599			704,234

Total liabilities and shareholders’ equity	$5,142,168			$5,438,587

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a)	Adjustment reflects interest expense for the year ended December 31, 2002 associated with the payoff of a $25 million note of Saxon and the warehouse financing facilities.

(b)	Adjustment reflects income tax expense for the year ended December 31, 2002. Amount was calculated based on the actual tax provision for the year ended December 31, 2002, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(c)	Adjustment reflects interest expense for the nine months ended September 30, 2003 associated with the payoff of a $25 million note of Saxon and the warehouse financing facilities.

(d)	Adjustment reflects income tax expense for the nine months ended September 30, 2003. Amount was calculated based on the actual tax provision for the nine months ended September 30, 2003, adjusted to account for taxable income being divided between the qualified REIT subsidiaries and the taxable REIT subsidiaries.

(e)	Adjustment reflects the raising of an additional $500 million in gross proceeds for Saxon REIT and results in the offering of 16,787,004 shares at $27.70 per share, net of an aggregate $35 million in offering costs. The share price of $27.70 was based on the closing share price on February 6, 2004. The offering costs were estimated at 7% of the gross offering proceeds and were based on historical fees paid in previous transactions.

(f)	Adjustment reflects the payoff of a $25 million note of Saxon payable on September 30, 2003.

(g)	Adjustment reflects the payoff of the warehouse financing facilities on September 30, 2003.

(h)	Adjustment reflects the payment of the merger consideration.

(i)	Adjustment reflects the payment of dividends for the nine months ended September 30, 2003. Amount was calculated as 90% of the taxable income of the qualified REIT subsidiaries for the nine months ended September 30, 2003.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Saxon REIT, Inc.

Glen Allen, VA

We have audited the accompanying balance sheet of Saxon REIT, Inc. (the “Company”) as of February 5, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 5, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 12, 2004

SAXON REIT, INC. BALANCE SHEET

As of February 5, 2004
Assets:
Cash	$1,000

Total assets	$1,000

Liabilities and shareholders’ equity:

Liabilities:	$—

Shareholders’ equity:	10
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding
Additional paid-in-capital	990

Total shareholders’ equity	1,000

Total liabilities and shareholders’ equity	$1,000

SAXON REIT, INC. NOTE TO THE BALANCE SHEET

1.	Organization

Saxon REIT, Inc., or Saxon REIT, was incorporated on February 5, 2004, under the laws of the State of Maryland and was authorized to issue 1,000 shares of $0.01 par value common stock. Saxon REIT is a wholly-owned subsidiary of Saxon Capital, Inc.

From the date of inception on February 5, 2004 through February 12, 2004, Saxon REIT has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of its proxy statement/prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis, giving effect to the merger as if it had occurred on September 30, 2003; and

•	on a pro forma, as adjusted basis to give effect to the sale of 16,787,004 shares of Saxon REIT common stock in the proposed public offering (at an assumed price of $27.70 per share, the closing price of Saxon’s common stock on February 6, 2004), our receipt of the estimated net proceeds of that sale after deducting the estimated underwriting commission and offering expenses payable by us, and application of the net proceeds.

You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this document.

	September 30, 2003
	Actual	Pro Forma	Pro Forma As adjusted
	($ in thousands, except per share amounts)
Debt:
Warehouse financing	$51,416	$(51,416)	$—
Note payable	25,000	(25,000)	—

Total debt	$76,416	$(76,416)	$—

Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,616,985 shares issued and outstanding (actual)(a)	$286	$—	$286
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 32,811,735 issued and outstanding (pro forma)(b) and 49,598,739 shares issued and outstanding (pro forma as adjusted)(b)(c)	—	210	210
Additional paid-in capital	263,289	580,985	844,274
Other comprehensive income, net of taxes	(5,000)	—	(5,000)
Retained earnings	66,024	(62,903)	3,121

Total shareholders’ equity	$324,599	$518,292	$842,891

Total debt and capitalization	$401,015	$441,876	$842,891

(a)	Common stock of Saxon Capital, Inc. Excludes: 3,004,750 shares issuable upon exercise of outstanding stock options and restricted stock units as of February 11, 2004; 1,190,000 shares reserved for issuance upon the exercise of warrants issued to FBR as of February 11, 2004; 3,330,000 shares to be reserved for future issuance pursuant to our 2004 Incentive Compensation Plan if our shareholders approve the plan (based upon the assumption that the total number reserved for issuance will be equal to 15% of the total number of shares outstanding following the REIT conversion, minus the total number of shares that have been, or will be, issued under the 2001 Plan); 1,000,000 shares reserved for issuance under our Employee Stock Purchase Plan; 39,250 shares issued after September 30, 2003 upon the exercise of options granted pursuant to our 2001 Plan; 10,772 shares issued after September 30, 2003 through our Employee Stock Purchase Plan; and 6,044 shares issued after September 30, 2003 upon the exercise of warrants granted to FBR.

(b)	Common stock of Saxon REIT, which was incorporated on February 5, 2004. Includes: 32,811,735 shares to be issued by Saxon REIT in the merger in exchange for all outstanding shares of Saxon common stock, assuming all restricted stock units have vested and all outstanding options and warrants have been exercised prior to the consummation of the merger. Excludes: 3,330,000 shares to be reserved for future issuance pursuant to our 2004 Incentive Compensation Plan if our shareholders approve the plan (based upon the assumption that the total number reserved for issuance will be equal to 15% of the total number of shares outstanding following the REIT conversion, minus the total number of shares that have been, or will be, issued under the 2001 Plan); 1,000,000 shares reserved for issuance under our Employee Stock Purchase Plan; 39,250 shares issued after September 30, 2003 upon the exercise of options granted pursuant to our 2001 Plan; 10,772 shares issued after September 30, 2003 through our Employee Stock Purchase Plan; and 6,044 shares issued after September 30, 2003 upon the exercise of warrants granted to FBR.

(c)	Includes 16,787,004 shares expected to be issued in the public offering.

UNAUDITED PER SHARE DATA

The following table sets forth selected historical per share data for Saxon. The per share data presented below are based on and derived from, and should be read in conjunction with Saxon’s historical consolidated financial statements and related notes thereto, which are included in this proxy statement/prospectus. Interim data for the nine-month periods ended September 30, 2003 and September 30, 2002 and as of September 30, 2003 and September 30, 2002 are unaudited, but include, in the opinion of management of Saxon, all adjustments (which are normal and recurring) necessary for a fair presentation of such data. Results for the nine month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	As of and for the period ended December 31 (1)		As of and for the Nine Months ended September 30
	2002	2001	2003	2002
Basic net income per share	$0.97	$(0.22)	$1.58	$0.55
Diluted net income per share	$0.94	$(0.22)	$1.51	$0.53
Book value per share	$10.19	$8.98	$11.34	$9.52
Cash distributions per share(1)	—	—	—	—

(1)	See “Market Price and Dividend Information.”

MARKET PRICE AND DIVIDEND INFORMATION

Saxon’s common stock has been listed for trading on the Nasdaq National Market under the symbol “SAXN” since January 16, 2002. Before that time, there was no public market for Saxon’s common stock. On February 11, 2004, the last reported price of our common stock on the Nasdaq National Market was $28.77 per share. Based upon information supplied to Saxon by the registrar and transfer agent for our common stock, the number of common shareholders of record on             , 2004 was             , not including beneficial owners in nominee or street name. Saxon believes that a significant number of shares of our common stock are held in nominee name for beneficial owners. Saxon has never declared or paid any cash dividends on its common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the Nasdaq National Market.

	Fiscal Year Ended December 31, 2002
	High	Low
First quarter (1)	$15.22	$10.50
Second quarter	$17.03	$14.00
Third quarter	$16.15	$10.27
Fourth quarter	$13.50	$8.15

	Fiscal Year Ended December 31, 2003
	High	Low
First quarter	$13.96	$10.76
Second quarter	$19.01	$12.81
Third quarter	$18.65	$15.30
Fourth quarter	$22.15	$17.15

	Fiscal Year Ended December 31, 2004
	High	Low
First quarter (through February 11, 2004)	$30.10	$21.23

(1)	Data for the first quarter 2002 is for the period January 16, 2002, the date our common stock began trading on the Nasdaq National Market, through March 31, 2002.

We expect that, upon consummation of the merger, the Saxon REIT common stock will be listed and trade on the Nasdaq National Market in the same manner as shares of Saxon common stock currently trade on the Nasdaq National Market and using the same symbol, “SAXN.” The historical trading prices of Saxon’s common stock are not necessarily indicative of the future trading prices of Saxon REIT common stock because, among other things, the current stock price of Saxon reflects the current market valuation of Saxon’s current business and assets, general market conditions, and does not necessarily take into account the changes in Saxon’s business and operations that will occur in connection with the REIT conversion. See “Risk Factors—Risks of Ownership of Our Common Stock.”

Saxon REIT intends to pay regular dividends to holders of common stock. Saxon REIT currently anticipates that dividends will be paid quarterly, but the board of directors will determine the amount and timing of any dividend declarations or payments.

Saxon REIT intends to distribute to its shareholders an amount generally equal to at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for each year no later than the end of January of the following year. Saxon REIT anticipates that distributions generally will be paid from cash available for distribution (generally equal to cash from operations less capital expenditures and principal amortization on indebtedness).

Distributions will be made at the discretion of the board of directors of Saxon REIT and will be affected by a number of factors, many of which are beyond the control of Saxon REIT. To maintain its qualification as a REIT under the federal tax laws, generally Saxon REIT is required to distribute (within a certain period after the end of each year) at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) for such year. Saxon REIT intends to establish a dividend reinvestment plan.

VOTING AND PROXIES

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Saxon’s board of directors for use at the annual meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of annual meeting of shareholders of Saxon.

Date, Time, and Place of the Annual Meeting

Saxon’s annual meeting of shareholders will be held on May     , 2004, at 10:00 a.m., local time, at the Richmond Marriott West, 4240 Dominion Boulevard, Glen Allen, Virginia 23060.

Purpose of the Annual Meeting

At the annual meeting, holders of Saxon common stock of record as of the record date will be eligible to vote upon the following proposals:

•	Proposal 1: To approve the Agreement and Plan of Merger, dated , 2004, among Saxon, Saxon REIT, SCH, and SMC;

•	Proposal 2: To elect two directors of Saxon;

•	Proposal 3: To approve the 2004 Incentive Compensation Plan; and

•	To transact any other business that is properly brought before the annual meeting or at any adjournments or postponements of the annual meeting.

Recommendation of the Board of Directors

Our board of directors has unanimously approved, adopted and declared the advisability of the merger agreement and the REIT conversion, subject to shareholder approval, and has determined that these actions are advisable and in the best interests of Saxon and its shareholders. Our board of directors unanimously recommends that you vote:

•	“FOR” the approval of the merger agreement;

•	“FOR” the election of the two director nominees; and

•	“FOR” the approval of the 2004 Incentive Compensation Plan.

Record Date and Share Information

Our board of directors has fixed the close of business on                 , 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual meeting. As of                 , 2004, there were                  shares of Saxon common stock outstanding and entitled to vote and                  holders of record. Each share of Saxon common stock has one vote on any matter properly brought before the meeting or at any adjournments or postponements of the annual meeting.

Quorum; Vote Required for Each Proposal

We must have a quorum at the annual meeting to transact any business. This means that a majority of our outstanding shares of common stock must be represented in person or by proxy at the annual meeting. Proxies marked as abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the annual meeting. An abstention on any proposal will have the effect of a vote cast against such proposal. A broker non-vote on Proposal

1 will have the effect of a vote cast against Proposal 1. Broker non-votes will not be treated as votes cast and therefore will have no effect on the election of directors, or the 2004 Incentive Compensation Plan. If you fail to return a proxy card or attend the annual meeting and do not vote, it will have the same effect as a vote against the merger agreement and will have no effect on the other two proposals.

Proposal 1: The approval of the merger agreement requires an affirmative vote of the holders of a majority of the shares of Saxon common stock entitled to vote at the annual meeting. A vote for the approval of the merger agreement has the effect of approving the REIT conversion. We have attached a copy of the merger agreement as Annex A.

Proposal 2: The election of the two director nominees requires an affirmative vote of a plurality of the shares of Saxon common stock present in person or by proxy at the annual meeting and entitled to vote. Accordingly, the two nominees who receive the greatest number of “FOR” votes will be elected as directors of Saxon.

Proposal 3: The approval of the 2004 Incentive Compensation Plan requires an affirmative vote of a majority of the shares of Saxon common stock present in person or by proxy at the annual meeting. We have attached a copy of the 2004 Incentive Compensation Plan as Annex B.

Saxon reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon and its shareholders.

Under Delaware corporate law, you will not be entitled to dissenters’ rights of appraisal as a result of the merger and REIT conversion. See “Proposal 1—Approval of the Merger Agreement—The REIT Conversion Transactions—Absence of Dissenters’ Rights.”

Shares Owned by Saxon’s Directors and Executive Officers

On February 11, 2004 the directors and executive officers of Saxon and their affiliates owned and were entitled to vote 1,138,776 shares of Saxon common stock, or 3.82% of the shares outstanding on that date entitled to vote on with respect to the each of the proposals. If the merger is approved and all outstanding unvested options and restricted stock units are accelerated, Saxon’s directors and executive officers will directly beneficially own 7.95% of Saxon’s outstanding common stock, although that percentage is expected to be reduced upon Saxon REIT’s completion of its public offering. We currently expect that each director and executive officer of Saxon will vote the shares of Saxon common stock beneficially owned by such director or executive officer “FOR” the approval of the merger agreement, “FOR” the election of the two director nominees, and “FOR” the approval of the 2004 Incentive Compensation Plan. See “Audit Committee Report—Management – Security Ownership of Principal Shareholders and Management.”

Voting Procedures

Whether or not you expect to attend the annual meeting in person, we urge you to vote your shares by signing, dating, and returning the enclosed proxy card at your earliest convenience. This will ensure the presence of a quorum at the meeting. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option.

If you sign and return the proxy card at or before the annual meeting, your shares will be voted as you specify on the proxy card. If you sign and return the proxy card but do not specify a vote, your shares will be voted “FOR” Proposal 1, “FOR” Proposal 2, and “FOR” Proposal 3.

We will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it lacks discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum but will not be voted on that matter.

Under the rules of the Nasdaq National Market, if you hold your shares through a bank or broker, your bank or broker is permitted to vote your shares on the election of the directors (Proposal 2), even if the bank or broker does not receive voting instructions from you. Your bank or broker, however, is not permitted to vote your shares on the approval of the merger agreement (Proposal 1) or the approval of the 2004 Incentive Compensation Plan (Proposal 3) without your instructions. If your shares are held in the name of a bank or broker, please follow the instructions on your proxy card to ensure that your shares are properly voted at the annual meeting.

You may revoke your proxy at any time after you have sent in your proxy card and before your proxy is voted at the annual meeting by:

•	giving written notice to our corporate secretary at 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060 that you revoke your proxy;

•	submitting another proxy with a later date; or

•	attending the meeting and voting in person, although attendance at the annual meeting will not by itself revoke a proxy.

If you have instructed a bank or broker to vote your shares, you must follow the directions you receive from your bank or broker to change your vote. You may request to receive and view future proxy mailings and other shareholder communications online. For more information, see the insert included with your proxy materials.

We are not aware of any matter that will be brought before the annual meeting other than those described in this proxy statement/prospectus. If any other matter is properly brought before the meeting, the persons named as your proxies will be authorized by the proxy card to vote the shares represented by that proxy card in accordance with their best judgment.

Solicitation of Proxies and Expenses

We will bear the cost of this proxy solicitation. Brokers and nominees should forward soliciting materials to the beneficial owners of the stock that they hold of record. We will reimburse brokers and nominees for their reasonable forwarding expenses. Our directors, officers, and regular employees may also solicit proxies in person or by telephone or other means. These individuals will not receive additional compensation for these efforts, but may be paid for reasonable out-of-pocket expenses in connection with the solicitation.

You should not send any stock certificates with your proxy cards. A letter of transmittal containing instructions for the surrender of stock certificates will be mailed to shareholders of Saxon as soon as reasonably practicable after the completion of the merger.

PROPOSAL 1 – APPROVAL OF THE MERGER AGREEMENT

The REIT Conversion Transactions

This section of this proxy statement/prospectus describes the principal aspects of the proposed restructuring transactions, including the merger agreement. While we believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You can obtain a more complete understanding of the restructuring transactions by reading the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated into this proxy statement/prospectus by reference. You are encouraged to read the merger agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety.

Background

We have, from time to time, evaluated various organizational structures in connection with our efforts to grow our business and maximize shareholder value. During the third quarter of 2003, we began to explore internally the possibility of reorganizing as a stand-alone REIT. We analyzed the effects of such a reorganization on our securitization program and other aspects of our operations. We also considered a number of structural scenarios to find the most efficient conversion structure. After this detailed investigation and analysis, on January 25, 2004, our board of directors adopted a plan to change our capital structure so that a portion of our business will qualify as a REIT under the Code. If our shareholders at the annual meeting approve the merger agreement and the merger is consummated, Saxon REIT expects to qualify as a REIT effective as of the date of its formation. Our board of directors is proposing the conversion to a REIT primarily because we expect that:

•	the REIT structure is expected to provide improved operating results through greater tax efficiency;

•	the REIT structure will reduce corporate-level taxes and the need to incur debt to reduce corporate-level taxes through interest deductions, will improve our financial flexibility and allow us to continue to strengthen our balance sheet by reducing our overall debt to equity ratio over time;

•	by becoming a dividend paying company, we may expand our shareholder base to include investors attracted by yield as well as asset quality, which is expected to facilitate our capital-raising efforts; and

•	a larger shareholder base may improve the liquidity of our capital stock.

We formed Saxon REIT as a Maryland corporation because we believe that Maryland law is generally favorable to organizing and conducting business as a REIT. As discussed below, Maryland law facilitates qualification as a REIT by authorizing the charter of a Maryland corporation to provide for restrictions on ownership and transferability designed to permit a corporation to qualify as a REIT under the Code or for any other purpose. In addition, unlike Delaware, Maryland does not presently impose a franchise tax on corporations, which will result in cost savings to us in annual franchise tax payments and related fees of approximately $150,000. Maryland’s status as a jurisdiction favorable to REITs is evidenced by the large number of publicly-traded REITs that have chosen to operate as a regular Maryland corporation or as a special statutory Maryland real estate investment trust. According to the National Association of Real Estate Investment Trusts, as of December 23, 2003, there were nearly 100 publicly-traded REITs organized under Maryland law.

To satisfy certain requirements that are applicable to REITs in general, many REITs impose ownership limits and transfer restrictions, similar to the ownership limits in the Saxon REIT charter, by inclusion of such provisions in their charters. Under Delaware law, such restrictions would not be binding with respect to securities issued before adoption of the restriction unless holders of such securities agree to or vote for such restriction. Under Maryland law and because of the merger, however, all shares of Saxon REIT common stock issued in the merger and thereafter would be subject to the ownership limits in the Saxon REIT charter, for which authority exists under Maryland law.

Following the transactions constituting the REIT conversion, Saxon will be a wholly-owned taxable REIT subsidiary of Saxon REIT. Saxon’s other subsidiaries in existence before the closing of the merger (other than Saxon REIT and SMC) will also be taxable REIT subsidiaries. Income from Saxon REIT’s taxable REIT subsidiaries will either be distributed to Saxon REIT to make dividend payments to its shareholders, or retained by the taxable REIT subsidiaries for reinvestment or to fund their operations. After our conversion to a REIT, we intend to continue our current loan origination and servicing businesses in taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries.

Following the merger, Saxon will transfer assets, or cause one or more of its subsidiaries to transfer assets to Saxon REIT. The transfer of assets may be accomplished in whole or in part through a dividend distribution from Saxon to Saxon REIT or in whole or in part through one or more purchase and sale transactions between Saxon REIT and one or more of its taxable REIT subsidiaries. The annual gross income limitations set forth in the tax law applicable REIT qualification may limit the amount of dividends that Saxon can distribute to Saxon REIT in any one year.

As part of the REIT conversion transaction, Saxon REIT is registering its common stock, which we currently expect to be approximately $500 million, to be issued and sold to the public in addition to the shares being registered on this proxy statement/prospectus for issuance to Saxon shareholders as consideration for the merger. Saxon REIT intends to use the proceeds from the public offering to retire a $25 million promissory note of Saxon, to pay the cash portion of the merger consideration, and to purchase assets from Saxon, and for working capital purposes. As described more fully throughout this proxy statement/prospectus, a REIT must distribute at least 90% of its taxable income other than net capital gain to shareholders rather than retain such taxable income for working capital and growth purposes. Therefore, Saxon REIT intends to raise on or about the date of the REIT conversion additional capital for anticipated future growth and other uses rather than having to access the public markets in the future when the company may face less favorable conditions.

SAXON’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AGREEMENT, WHICH CONTEMPLATES THE RESTRUCTURING TRANSACTIONS AND THE OTHER TRANSACTIONS COMPRISING THE REIT CONVERSION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, ARE ADVISABLE FOR SAXON AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

In the event Saxon shareholders at the annual meeting do not approve the merger agreement, Saxon will continue to operate as a Delaware corporation, the merger will not take place, and the other transactions comprising the conversion to a REIT will not be completed at this time.

Saxon reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interest of the Saxon shareholders.

Terms of the Merger

The following is a summary of the material terms of the merger agreement. For a complete description of all of the terms of the merger, you should refer to the copy of the merger agreement that is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. This summary is not complete and is qualified in its entirety by reference to the merger agreement. You should read carefully the merger agreement in its entirety as it is the legal document that governs the merger.

The merger agreement will provide for the merger of SMC with and into Saxon. Immediately thereafter, Saxon will merge with and into SCH. As a result of the merger, SCH, a wholly-owned subsidiary of Saxon REIT, will be the surviving entity and the separate existences of Saxon and SMC will terminate. Saxon REIT will, through its subsidiaries, succeed to and continue the business operations of Saxon. At the effective time of the merger, each outstanding share of Saxon common stock, will be converted into the right to receive one share of Saxon REIT common stock and between $                 (if no currently outstanding options or warrants are exercised) and $                 (if all currently outstanding options or warrants are exercised), depending on the number of shares of Saxon common stock issued upon exercise of currently outstanding options and warrants prior to the closing of the merger, in cash. The holders of Saxon REIT common stock will become subject to the ownership limit under the Saxon REIT charter. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the ownership limit. In addition, the rights and obligations of Saxon under its employee benefit plans and related other agreements will be assumed by Saxon REIT, and all rights of the participants therein to acquire shares of Saxon common stock on the terms and conditions of such plans and such agreements will be converted into rights to acquire shares of Saxon REIT common stock. All currently unvested options and restricted stock units will vest if Saxon’s shareholders approve the merger agreement.

Saxon anticipates that the merger will become effective as promptly as practicable following shareholder approval of the merger agreement at the annual meeting and satisfaction or waiver of the other conditions to the merger. The merger agreement provides that Saxon or Saxon REIT may abandon the merger at any time before its effectiveness. Saxon has no current intention of abandoning or causing Saxon REIT to abandon the merger after the annual meeting if shareholder approval is obtained and the other conditions to the merger are satisfied or waived. See “—Conditions to the Merger.”

The boards of directors of both Saxon and Saxon REIT have approved the merger agreement, and the transactions contemplated by the merger agreement, subject to shareholder approval. Saxon, as the sole shareholder of Saxon REIT, will cause Saxon REIT, as the sole shareholder of SCH and SCH as the sole shareholder of SMC, to approve the merger agreement. Assuming Saxon’s shareholders approve the merger agreement at the annual meeting and the other conditions to the merger are satisfied or waived, the merger will become effective at the time the certificates of merger is accepted for filing by the Secretary of State of the State of Delaware in accordance with Delaware corporate law, or at a later time within 90 days of filing if so specified in such certificates. It is expected that the listing of Saxon REIT common stock on the Nasdaq National Market will occur at or before the effective time of the merger and that the listing of Saxon common stock on the Nasdaq National Market will be terminated at the effective time.

At the effective time of the merger, each certificate representing shares of Saxon common stock will be deemed for all purposes to evidence the same number of shares of Saxon REIT common stock. American Stock Transfer & Trust Co. will act as agent for the share exchange and the payment of the cash consideration. Promptly after the effective time of the merger, Saxon REIT will instruct the exchange agent to mail a letter of transmittal and instructions to each holder of a certificate or certificates which immediately before the effective time of the merger represented outstanding shares of Saxon common stock, advising the securityholder of the procedure for surrendering the certificates in exchange for certificates representing shares of Saxon REIT common stock and a check representing the cash portion of the merger consideration. Upon surrender of the certificates for cancellation to the exchange agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent or the merger agreement, the holder of the certificates will be entitled to receive in exchange for those certificates, a certificate evidencing that number of shares of Saxon REIT common stock which such holder has the right to receive in respect of the rights formerly evidenced by such certificates and a check representing the cash portion of the merger consideration. YOU SHOULD NOT SURRENDER ANY SAXON STOCK CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

Neither Saxon nor Saxon REIT is aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained before consummation of the merger pursuant to the merger agreement, other than:

•	compliance with applicable federal and state securities laws;

•	the filing and acceptance for record of the certificates of merger as required under Delaware corporation law; and

•	the receipt of various state and local governmental authorizations, including required licenses for us to continue to engage in our businesses.

In addition, we will be required to seek consents under our credit facilities and a servicing agreement.

Other Effects of the Merger

We expect the following to occur in connection with the merger:

•	Charter and Law. Saxon REIT and its shareholders will be governed by Maryland corporate law and the Saxon REIT charter and bylaws, copies of which are attached as Exhibits A and B to the merger agreement which is attached to this proxy statement/prospectus as Annex A.

•	Restructuring Transactions. As soon as practicable following the merger, Saxon REIT will complete the other transactions comprising the conversion to a REIT that have not already been completed including the repositioning of certain assets, and the public offering.

•	Directors and Executive Officers. One of Saxon’s directors, Michael L. Sawyer, is the sole director of Saxon REIT. Immediately upon approval of the merger agreement by the shareholders of Saxon, the other five Saxon directors, Richard A. Kraemer, Edward G. Harshfield, Dennis G. Stowe, David D. Wesselink and Thomas J. Wageman, will become additional directors of Saxon REIT, and all such directors will serve for a term of one year until the next annual meeting of Saxon REIT. The executive officers of Saxon immediately before the merger will be the executive officers of Saxon REIT immediately after the merger.

•

Vesting of Options and Restricted Stock Units. All outstanding unvested options to acquire Saxon common stock and all restricted stock units outstanding and unvested will become vested and immediately exercisable upon shareholder approval of the merger agreement. Currently outstanding unexercisable options to purchase an aggregate of 1,456,625 shares of Saxon common stock, of which options to purchase 1,058,750 shares are held by our directors and executive officers, will be accelerated. In addition, an aggregate of 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $            of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $            per share, and the closing price of Saxon’s common stock on , 2004 of $ per share, this acceleration represents a benefit to our directors and executive officers of $ per share, or $            in the aggregate.

•	Warrants of FBR. FBR, which serves as financial advisor to Saxon in connection with the REIT conversion and will be the lead underwriter for Saxon REIT’s public offering, and its affiliates own 345,910 shares of our common stock and warrants to acquire 1,080,000 shares of our common stock at an exercise price of $10.00 per share. If those warrants were exercised in full, FBR and its affiliates would receive $ of the cash portion of the merger consideration in exchange for the shares of Saxon common stock issued upon exercise of the warrants.

•	New Restricted Stock Unit Grants. If the REIT conversion occurs, our independent directors and Messrs. Sawyer, Stowe, Eastep, and Adams will receive grants of 625,000 restricted stock units.

•	Amended Employment Agreements. Saxon REIT will become a party to amended employment agreements with Messrs. Sawyer, Stowe, Eastep and Adams which provide for an increase in their respective annual salaries and grants of restricted stock units.

•	Assumption of Options and Other Rights. Saxon REIT will assume any outstanding options or other rights to acquire Saxon common stock that have not been exercised as of the closing of the merger.

•	Stock Incentive Plans. If Saxon’s shareholders approve the 2004 Incentive Compensation Plan, Saxon REIT will assume the 2004 Incentive Compensation Plan.

•	Dividend Reinvestment Plan. Saxon REIT expects to adopt a dividend reinvestment plan pursuant to which its shareholders can purchase shares of common stock with the dividend payments they receive.

•	Employee Stock Purchase Plan. Saxon REIT expects to adopt an employee stock purchase plan.

•	401(k) Plan. Saxon REIT expects to adopt a 401(k) plan.

•	Listing of Saxon REIT Common Stock. We expect that the new Saxon REIT common stock will trade on the Nasdaq National Market under our current symbol, “SAXN,” following the completion of the merger.

Conditions to the Merger

Consummation of the merger is subject to the satisfaction or waiver of various conditions, including satisfaction of the following:

•	Saxon REIT Registration Statement. Saxon REIT’s registration statement, of which this proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness may be pending or threatened by the SEC.

•	Saxon Shareholder Approval. The affirmative vote of the holders of Saxon common stock representing not less than a majority of the outstanding shares of Saxon common stock shall have approved the merger agreement, which shall be deemed to be approval of the merger for purposes of Section 251 of Delaware corporate law (applicable to mergers).

•	REIT Qualification. Saxon’s board of directors shall have determined, based upon the advice of counsel, that Saxon REIT can elect to be treated as a REIT for federal income tax purposes effective for its taxable year during which the closing of the merger occurs.

•	NASDAQ Listing. The Saxon REIT common stock shall have been approved for listing on the Nasdaq National Market.

•	Governmental and Third-Party Consents. Saxon shall have received all governmental and third-party consents to the restructuring transactions, including consents of lenders, except for consents as would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Saxon REIT and its subsidiaries taken as a whole.

•	No Adverse Tax Legislation. The United States Congress shall not have enacted legislation, or proposed legislation with a reasonable possibility of being enacted, that would have the effect of (1) substantially impairing the ability of Saxon REIT to qualify as a REIT, (2) substantially increasing the federal tax liabilities of Saxon REIT resulting from the conversion to a REIT, or (3) substantially reducing the expected benefits to Saxon REIT resulting from the conversion to a REIT. Saxon, in its discretion, will make the determination that this condition has been satisfied.

•	Representations and Warranties in the Merger Agreement. The representations and warranties of each party in the merger agreement must be true and correct as of the date of the merger agreement and as of the date of the closing, except, individually or in the aggregate, as does not constitute a material adverse effect on such party.

•	Obligations Under the Merger Agreement. The parties must have complied in all material respects with their respective obligations in the merger agreement.

•	Public Offering. Saxon REIT’s registration statement on Form S-11 registering its common stock for sale to the public, which we currently expect to be approximately $500 million, must be effective, no stop order suspending its effectiveness may be pending or threatened by the SEC, and Saxon’s board of directors must determine that the sale of such stock will be successfully completed promptly after the merger.

Termination of the Merger Agreement

Saxon REIT, SCH, SMC, and Saxon may mutually agree in writing to terminate the merger agreement at any time without completing the merger. In addition, either Saxon REIT or Saxon may terminate the merger agreement if:

•	the merger is not completed by December 31, 2004;

•	a governmental authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that would permanently prohibit the merger; or

•	the Saxon shareholders fail to approve the merger agreement.

Termination of the merger agreement will generally terminate the obligations of the parties to perform their obligations under the merger agreement, except that the parties must continue to comply with miscellaneous provisions that survive termination of the merger agreement.

We have no current intention of abandoning the merger after the annual meeting if shareholder approval is obtained and the other conditions to the merger are satisfied or waived. Saxon, however, reserves the right to cancel or defer the merger or the REIT conversion even if shareholders of Saxon vote to approve the merger agreement, and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Saxon and its shareholders.

Interests of Directors and Executive Officers of Saxon in the Merger

In considering the recommendation of the board of directors to vote for the approval of the merger agreement, you should be aware that some of the directors and executive officers of Saxon have interests in the merger that are different from, and in addition to, the interests of other Saxon shareholders.

•	Acceleration of unvested options and restricted stock units. If the merger agreement is approved, all outstanding unvested options and restricted stock units will be accelerated. Saxon’s directors and executive officers hold unvested options to purchase 1,058,750 shares of Saxon common stock and 240,000 unvested restricted stock units that would be accelerated. See “Summary—Acceleration of Vesting of Outstanding Stock Options and Restricted Stock Units.”

•	Of the shares of Saxon common stock that could be outstanding as of the merger if all outstanding options are exercised, all restricted stock units are vested and all outstanding warrants are exercised, our directors and executive officers would hold shares. Therefore, our directors and executive officers could receive an aggregate of $ of the cash portion of the merger consideration.

•	New restricted stock unit grants. In connection with the REIT conversion, not only will all currently unvested outstanding options and restricted stock awards become vested, but our independent directors and Messrs. Sawyer, Stowe, Eastep, and Adams will receive grants of 625,000 restricted stock units.

•	Amended employment agreements. Effective as of the completion of the REIT conversion, Saxon REIT will become a party to amended employment agreements with Messrs. Sawyer, Stowe, Eastep and Adams. The amendments provide for an increase in their respective annual salaries and grants of restricted stock units, as described above. In other respects, the employment agreements are expected to contain substantially similar terms as those executives’ current agreements with Saxon. See “Audit Committee Report—Management—Amendment to Employment Agreements.”

•	Indemnification. Saxon REIT will assume Saxon’s indemnification obligations to its officers, directors, and employees.

As a result of these interests, certain of our officers and directors may be more likely to approve the merger agreement than shareholders generally.

Restrictions on the Transfer of Saxon REIT Stock

All shares of Saxon REIT common stock that current Saxon shareholders will receive pursuant to the merger will be freely transferable, except for shares received by persons deemed to be “affiliates” of Saxon or Saxon REIT under the Securities Act at the time of the annual meeting. These affiliates may not sell their shares of Saxon REIT common stock received in connection with the merger unless the sale, transfer or other disposition is:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act;

•	made pursuant to an effective registration statement under the Securities Act; or

•	otherwise exempt from registration under the Securities Act.

Persons who may be deemed “affiliates” for this purpose generally include individuals or entities that control, are controlled by, or are under common control with, either Saxon or Saxon REIT and may include some of each company’s respective officers and directors, as well as some of each company’s respective principal shareholders. The registration statement of which this proxy statement/prospectus forms a part does not cover the resale of shares of Saxon REIT common stock to be received by affiliates in the merger.

Absence of Dissenters’ Rights

Pursuant to Section 262(b)(1) of Delaware corporate law, the shareholders of Saxon will not be entitled to appraisal rights as a result of the merger or other restructuring transactions.

Other Restructuring Transactions

Following the merger, Saxon will transfer assets, or cause one or more of its subsidiaries to transfer assets to Saxon REIT. The transfer of assets may be accomplished in whole or in part through one or more purchase and sale transactions between Saxon REIT and one or more of its taxable REIT subsidiaries. The annual gross income limitations set forth in the tax law applicable REIT qualification may limit the amount of dividends that Saxon can distribute to Saxon REIT in any one year. See “Risk Factors – Federal Income Tax Risks Relating to Our Qualification as a REIT.”

Public Offering

As part of the REIT conversion, Saxon REIT is registering its common stock, which we currently expect to be approximately $500 million, to be issued and sold to the public in addition to the shares being registered in this registration statement of which this proxy statement/prospectus is a part for issuance to Saxon shareholders as part of the consideration for the merger. We refer to this transaction as the public offering. Saxon REIT intends to use the proceeds from this public offering to retire a $25 million promissory note of Saxon, to pay the cash portion of the merger consideration, to purchase assets from Saxon, and for working capital purposes. As described more fully throughout this proxy statement/prospectus, a REIT must distribute at least 90% of its REIT (determined without regard to the dividends paid deduction and by excluding net capital gain) to shareholders rather than retain such earning for working capital and growth purposes. Therefore, Saxon REIT intends to raise on or about the date of the REIT conversion additional capital, which we currently expect to be approximately $500 million, for anticipated future growth and other uses rather than be required to access the public markets in the future when market conditions may be less favorable.

BUSINESS

The information in this section assumes that the merger has been consummated, and that Saxon REIT has succeeded to and is continuing the business of Saxon.

History

Saxon Capital, Inc., was organized on April 23, 2001 under its original name, Saxon Capital Acquisition Corp., and acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital, a wholly-owned subsidiary of Dominion Resources, on July 6, 2001. Dominion Resources was required to dispose of our predecessor when, in January 2000, it became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935. One of these requirements restricts investment in non-regulated businesses that are not functionally related to the public utility business. As a result, the SEC required the divestiture of Dominion Capital’s financial services businesses (including our predecessor) by January 2003.

Saxon REIT

Saxon REIT, a wholly-owned subsidiary of Saxon, was organized as a Maryland corporation on February 5, 2004 by Saxon to succeed to and to continue the business of Saxon upon consummation of the merger of SMC with and into Saxon and then the merger of Saxon with and into SCH (a wholly-owned subsidiary of Saxon REIT) pursuant to the merger agreement. Saxon REIT has conducted no business to date other than that incident to the merger and the other transactions comprising the conversion of Saxon into a REIT, and has no material assets or liabilities.

Our Business

Our primary goal is to manage and grow on our balance sheet our portfolio of non-conforming mortgage loans to produce stable net interest and fee income. After the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We may also sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

Our primary means of growing our portfolio is through our three loan production business channels, which we call our retail, our wholesale, and our correspondent business channels. We refer to our retail, wholesale, and correspondent channels collectively as our “production channels.” Our fourth business channel is our servicing business channel through which we service the loans in the portfolio, as well as loans owned by third parties. We conduct our wholesale and our correspondent business channels, as well as secondary marketing, master servicing, and other administrative functions through Saxon Mortgage, Inc., which we refer to as Saxon Mortgage, and our retail business channel through America’s MoneyLine, Inc., which we refer to as America’s MoneyLine. We conduct our servicing business channel through Saxon Mortgage Services, Inc., referred to as Saxon Mortgage Services. See “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” for a complete discussion of our consolidated results as well as the results of our four business channels, which we present as segment results. Throughout the discussion of Saxon REIT’s business operations, words such as “we” and “our” are intended to include these operating subsidiaries.

In our business channels, we originate, purchase, securitize, and service primarily non-conforming residential mortgage loans. These loans are secured primarily by first mortgages. We believe we deliver superior value and service through our disciplined credit, pricing, and servicing processes throughout the lives of these loans. Our borrowers typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. Mortgage loans to such borrowers are generally classified as “non-conforming” because they generally do not conform to or meet the underwriting guidelines of one or more of the government-sponsored entities. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio, or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices. We have been originating and purchasing non-conforming mortgage loans since 1995, and believe the proprietary data that we have accumulated in our data warehouse is key to our ability to analyze the characteristics that drive loan performance.

At Saxon Mortgage, our wholesale channel originates or purchases loans through its network of approximately 4,000 independent brokers throughout the country. At America’s MoneyLine, our retail channel originates mortgage loans directly to borrowers through its retail branch network of 27 locations, and also uses direct mail and the Internet to originate loans. Our correspondent channel purchases mortgage loans from approximately 300 correspondent lenders following a complete re-underwriting of each mortgage loan. For the year ended December 31, 2002, we originated, purchased or called approximately $2.5 billion and securitized approximately $2.2 billion of residential mortgage loans. Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. A clean-up call option is an option to acquire all remaining mortgage loans, and any REO, in a securitized pool that arise at the time the aggregate unpaid scheduled principal balance of the loans declines to an amount that is less than 10% of the aggregate unpaid scheduled principal balance of the total pool at the time of securitization. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.

We intend to continue accessing the asset-backed securitization market to provide long-term financing for our mortgage loans. We generate earnings and cash flows primarily from the net interest income and fees that we earn from the mortgage loans we originate and purchase. We finance the loans initially under one of several different secured and committed warehouse-financing facilities on a recourse basis. These loans are subsequently financed using asset-backed securities issued through securitization trusts. See “—Securitization and Financing.” From May 1996 to December 31, 2003, we securitized approximately $15.8 billion in mortgage loans. Prior to July 6, 2001, we structured our securitizations as sales, retaining certain residual interests and recognizing a one-time gain or loss under accounting principles generally accepted in the United States of America, or GAAP. Since July 6, 2001, we have structured our securitizations as financing transactions for financial reporting purposes. Accordingly, following a securitization, (1) the mortgage loans we originate or purchase remain on our consolidated balance sheet; (2) the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans; and (3) we record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, instead of recognizing a gain or loss upon completion of the securitization. In addition, as a REIT, we will have to structure some or all of our securitizations as borrowing transactions for federal income tax purposes, rather than as REMICs, to meet the REIT asset qualification test. The change in the tax structure of our securitization transactions will generally not affect the accounting treatment for those transactions.

Once we originate or purchase a mortgage loan, Saxon Mortgage Services begins the process of performing the administrative services for the loan. These activities are called “servicing.” Saxon Mortgage Services applies servicing procedures we believe are diligent and proactive, which are designed to ensure that the loan is repaid in accordance with its terms. We anticipate that Saxon Mortgage Services will become a taxable REIT subsidiary.

Changes in Our Business as a Result of the REIT Conversion

We expect that we will continue to conduct our business operations after the REIT conversion substantially as they are currently conducted. We will continue to use our current mortgage loan underwriting guidelines, credit and pricing discipline, and loan servicing practices. Moreover, we will continue our current retail, wholesale, and correspondent loan production channels. We expect to make some changes to our business operations which are described below.

•	Loan origination, acquisition, and servicing. Saxon Mortgage and America’s MoneyLine will continue to originate, underwrite, process, and fund all of our loans under our existing policies, procedures, and underwriting guidelines. Saxon Mortgage Services will continue to service all of our loans, as well as loans owned by non-affiliates under our existing policies and procedures. Initially, we will elect to treat Saxon Mortgage, America’s MoneyLine, and Saxon Mortgage Services as taxable REIT subsidiaries. We may, however, in the future, decide to conduct some or all of our loan origination or servicing activities in our REIT or in qualified REIT subsidiaries.

•	Loan Sales. Currently, we retain and securitize most of our loans, electing to sell to non-affiliates a relatively small portion of our loan production that we determine will most profitably be sold as opposed to retained in our portfolio. We expect this strategy to continue after the REIT conversion. In addition, after the REIT conversion, we expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by Saxon Mortgage and America’s MoneyLine to Saxon REIT at arm’s-length fair market value, requiring us to recognize taxable gain on such sales. In addition, all newly originated loans that we do not elect to retain in our portfolio will be sold by our taxable REIT subsidiaries in taxable sales.

•	Short-term financing. We expect to continue meeting our short-term financing requirements with committed warehouse and repurchase facilities from a diverse group of counterparties. Our current facilities contain terms that will require us to negotiate amendments or restatements with our counterparties in order for the facilities to continue after REIT conversion. Saxon REIT may become a party to the new warehouse and repurchase facilities. Our new financing facilities will provide the capability both for our taxable REIT subsidiaries to fund their operations, and for Saxon REIT to fund its purchase and accumulation of loans for securitization.

•	Long-term financing. We expect to continue financing our loan portfolio for the long-term through securitizations. Historically, our securitizations have been structured as REMICs, which have required us to recognize gain for tax purposes at the time of securitization. Following the REIT conversion, we intend to structure most or all of our securitizations as non-REMIC borrowing transactions for federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations:

•	unlike in the case of a REMIC, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating;

•	the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

However, we believe that the benefits from deferring the recognition of any taxable gain associated with the mortgage loans securitized through non-REMIC borrowing transactions will exceed the economic cost of the structuring limitations related to those transactions.

•	Hedging. We currently use various derivative financial instruments to provide a level of protection against interest rate risks. When rates change, we expect the gain or loss on derivatives to be offset by a related but inverse change in the value of loans that we hold or are committed to fund. Following the REIT conversion, we expect to continue this hedging strategy; however, REIT qualification tests will limit the amount of income we can receive from financial derivatives in the REIT. As a result, we may be required to conduct some hedging activities through taxable REIT subsidiaries, which will subject the related hedging income to corporate income tax and, in some circumstances, may limit the effectiveness of our hedging strategy.

In addition, as part of the REIT conversion, we intend to raise additional capital, which we currently expect to be approximately $500 million, in a public offering. We expect to use the proceeds from this offering to retire a $25 million promissory note of Saxon, to pay the cash portion of the merger consideration, and to purchase assets from Saxon, and for working capital. Earnings of our taxable REIT subsidiaries will be taxed and retained in the subsidiaries as retained earnings. To the extent that our taxable REIT subsidiaries do not dividend these retained earnings to us, these earnings will not be distributed as dividends to our shareholders. We anticipate that we will be able to grow shareholder equity through the retained earnings of our taxable REIT subsidiaries.

As described above, we expect that our origination business will initially remain in our taxable REIT subsidiaries. We plan to have these subsidiaries sell the loans they originate to us at fair value. We also intend to continue our current loan origination and servicing businesses through taxable REIT subsidiaries. We may in the future, but may not initially, have the ability to conduct loan origination and/or servicing in our REIT or in qualified REIT subsidiaries. We expect that all loans we intend to retain in our portfolio will be sold as soon as practicable after origination by our taxable REIT subsidiaries to Saxon REIT at prices equal to our determination of fair market value. The profits earned by our taxable REIT subsidiaries in such sales will be subject to income tax. The premium (generally, the amount by which the fair market value price exceeds the unpaid principal balance of the mortgage loan) paid by the REIT will be amortized as an adjustment to interest income over the life of the loan. Our taxable REIT subsidiaries will maintain the ability to sell to non-affiliates any or all of their mortgage loan production, with taxable profits determined similarly as with loan sale to Saxon REIT. We do not, however, expect whole loan sales to be material to our business.

A taxable REIT subsidiary is a corporation in which a REIT owns stock and which joins the REIT in filing a taxable REIT subsidiary election on IRS Form 8875. The term “taxable REIT subsidiary” also includes any corporation in which a taxable REIT subsidiary owns securities representing more than 35% of the voting power or more than 35% of the value of the issuing corporation’s outstanding securities. A taxable REIT subsidiary can conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests applicable to REITs and can hold assets that would not be qualifying assets for purposes of the quarterly asset tests applicable to REITs. As the name implies, taxable REIT subsidiaries are subject to corporate income tax on the income they recognize, and, unlike a REIT, they are not allowed a deduction for dividends they pay on their stock. Following the REIT conversion, SCH will join Saxon REIT in filing an election on IRS Form 8875 so that SCH and Saxon’s subsidiaries (other than Saxon REIT and SMC) will be taxable REIT subsidiaries of Saxon REIT.

Industry Overview

The residential mortgage market is the largest consumer finance market in the United States. According to the Mortgage Bankers Association of America’s website, lenders in the United States originated over $3.4 trillion in single-family mortgage loans in 2003, and are expected to originate approximately $1.6 trillion in 2004. We believe that the decline will be largely attributable to a reduction in refinancing of conforming loans as interest rates rise. Generally, the industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to a government sponsored entity, such as the Federal National Mortgage Association, “Fannie Mae” or the Federal Home Loan Mortgage Corporation, “Freddie Mac,” which have guidelines for both size and credit characteristics, are called conforming mortgages. Our mortgage loans are considered non-conforming mortgages because of the size of the loans, generally referred to as jumbo mortgages, or the credit profiles of the borrowers, generally referred to as sub-prime mortgages, or both. We believe the non-conforming segment of the mortgage industry provides credit to a broad range of consumers who are underserved by the conforming mortgage market. According to Inside B&C Lending, the sub-prime mortgage industry generated an aggregate of $213 billion in single-family mortgage loans in 2002, which represented a 23% increase over 2001 originations of $173 billion, and $135.5 billion for the first six months of 2003, which represented a 25.5% increase over the same period of 2002.

Business Strategy

After the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We may also sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

Our primary goal is to manage and grow on our balance sheet of non-conforming mortgage loans that produces net interest and fee income. We believe we can achieve this goal by continuing and building upon our disciplined credit, proactive collections and customer service, and strong history of managing credit risk in the non-conforming mortgage market. Specifically, we intend to:

•	increase production volume across our origination platform by enhancing a targeted marketing strategy that will enable us to increase our competitive position by focusing on profitable market segments and products;

•	utilize aggregated historical loan performance information accumulated in our data warehouse to refine our risk based pricing strategies to help minimize our credit exposure while maximizing our expected return on investment;

•	increase the consistency of our loan performance by emphasizing high levels of borrower contact through our Life of the Loan Credit Risk Management strategy;

•	continue investing in technology to support consistent credit decisions, loss mitigation efforts, and operating efficiencies, and to increase customer satisfaction by providing quick decision and service delivery; and

•	strategically increase the number of wholesale account executives and retail loan officers to prudently grow our loan volume and maximize the return on our fixed cost infrastructure.

Business Channels

Wholesale – Overview

Our wholesale channel purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. We provide a variety of mortgage products to our brokers that allow them to better service their customers. Mortgage brokers identify applicants, help them complete loan application paperwork, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms and, upon acceptance by the borrower and satisfaction of all conditions to the loan, fund the loan. In some instances, brokers will close the loan using their sources of funds, and then sell us the closed loan after we underwrite it. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through the wholesale channel without increasing marketing, labor, and other overhead costs incurred in connection with retail loan production.

New brokers enter our wholesale network from various sources. Our account executives and our website are the main sources for new brokers. Brokers must meet various requirements and must complete the broker application package, provide evidence of a state license, articles of incorporation, financial statements, resumes of key personnel, and other information as needed. The wholesale channel’s management reviews this information to determine if the broker should be approved. When appropriate, the application may be reviewed and investigated by the QC Department before final approval.

Our on-going investment in technology has allowed us to provide our broker network with the ability to obtain on-line loan approvals and pricing in seconds. We believe the power and convenience of on-line loan approvals is a value added service that has and will continue to solidify our business relationships. In addition, our website provides our customers with loan status reports, product guidelines, loan pricing, interest rate locks, and many other added features. We expect to continue to adapt web-based technologies to enhance our one-on-one relationships with our customers.

During 2002, several key training initiatives were implemented for our account executives, operations, and underwriting teams that focused on building a solid foundation for superior service and faster customer response to our borrowers.

During 2003, our wholesale channel implemented several key initiatives directed at improving our overall performance. These initiatives primarily focused on developing a solid sales organization, enhancing operational performance, increasing profitability and improving the technology related components of our business. In 2003, the following initiatives were achieved:

•	Restructured our sales division to enhance customer relationships and increase market penetration.

•	Increased our investment in sales and customer service training.

•	Completed several loan process enhancements to improve credit cycle times and reduce compliance related issues.

•	Launched a significantly enhanced web site to increase customer utilization and improve operational efficiencies.

In 2004, wholesale will continue implementation of our core initiatives to grow production, improve operating efficiencies and increase profitability. The following initiatives are planned for 2004:

•	Expansion of our internalized sales group to increase market penetration and grow production while reducing the associated origination costs.

•	Provide sales and customer service training to our sales, production and operations staff.

•	Initiate monthly customer satisfaction follow-up calls to improve overall service levels.

•	Increase usage of our automated underwriting system to reduce origination costs.

•	Revision of sales compensation plans to enhance our credit mix and improve profitability.

•	Enhance front-end fraud detection procedures to decrease risks associated with loan fraud.

Correspondent – Overview

We enter into loan purchase and sale agreements with mortgage bankers, banks, thrifts, and credit unions to sell non-conforming residential mortgage loans through our correspondent channel. Our correspondent lenders close their loans through their own financing. After the loans are closed, the correspondent sells them to us through either flow or bulk delivery. We had approximately 300 approved correspondent lenders as of December 31, 2003.

We seek to buy most of the loans we purchase from correspondent lenders on an individual basis. That is, we re-underwrite and review the collateral for each loan on an individual basis. This “flow-delivery” method of purchasing loans is the most profitable, and, therefore, our preferred, option. We also make bulk purchases of loans in which our correspondent lenders close the loans and hold them until they have a pool of loans ready to be sold at one time. We still re-underwrite each loan and review all collateral before purchasing but, in this case, the pool of loans is put up for bid by the correspondent and typically sold to the purchaser offering the highest price. For the years ended December 31, 2002 and 2001, our correspondent flow loan volume accounted for approximately 62% and 39%, respectively, of our total correspondent channel loan production, as we continues to focus our efforts on the more profitable flow portion of the business.

New correspondent lenders become our customers from leads generated by our correspondent sales force. Our account executives and our website are the main sources for new correspondent lenders. Generally, to become one of our approved correspondent lenders, a correspondent must meet various requirements and must complete the seller application package, provide evidence of a state license, charter, financial statements, evidence of insurance and regulatory compliance, a copy of quality control procedures, resumes of key personnel, and other information as needed. Our QC Department reviews this information for final approval.

In 2002, we introduced our online automated underwriting system and expanded our capabilities to include pricing and credit decisions. In 2003, we increased our online automated underwriting system usage from less than 10% of our overall submissions at the end of 2002 to over 25% of our submissions by the end of 2003. During 2002 and 2003, we also streamlined the funding process while broadening our customer base.

For 2004, management established the following key initiatives for our correspondent business channel:

•	Increase the number of funding customers by over 20% and enhance on-line funding reports.

•	Diversify our production by promoting our traditional non-conforming lending products and by increasing our customer base.

•	Create new on-line/video customer training tools to better serve our customers with multiple branch locations.

•	Focus on training and designing career path materials to better cross-train our employees.

•	Implement new automated functions to speed our delivery and streamline the decision-making process.

Retail – Overview

Our retail channel is operated by our wholly-owned subsidiary, America’s MoneyLine. We originate non-conforming mortgage loans directly to borrowers through America’s MoneyLine’s 27 branch offices. These branches are located in the following metropolitan areas: Phoenix, AZ; Foothill Ranch, CA; Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Oakbrook Terrace, IL; Indianapolis, IN; Merriam, KS; New Orleans, LA; Greenbelt, MD; Livonia, MI; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Buffalo, NY; Hauppauge, NY; Las Vegas, NV; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; Ft. Worth, TX (Retention Unit); Glen Allen, VA (Internet/Direct Unit); and Richmond, VA.

We interact with our borrowers through loan officers in our branch locations and direct-to-the-borrower tools such as the Internet, telemarketing, or direct mailings. As part of our efforts to manage credit risk, all loan underwriting, closing, funding, and shipping is done centrally out of our headquarters in Glen Allen, VA. A typical retail branch consists of approximately eleven employees: a branch manager, eight loan officers, and two loan processors.

In 2002, the retail channel focused on achieving growth through new branch openings as well as development of current staff. Sales training focused on customer referrals to establish branch customer bases as well as increase marketing efficiencies. Overall, our retail channel funded $87.1 million in self-generated and customer-referred originations. In 2002, we also opened new branches in the following markets: Milford, CT; Livonia, MI; Portland, OR and Tampa, FL. These new branches funded $26.4 million in originations in the aggregate during 2002, accounting for 4.1% of the retail channel’s total volume. We also focused on diversifying and expanding its marketing efforts to include direct mail and telemarketing. During 2002, the retail channel has funded $53.4 million in originations through direct mail and telemarketing efforts.

In 2003, the retail channel focused on achieving growth through new branch openings, system automation and the on-going development of our current staff. Sales training continues to focus heavily on customer referrals to establish branch customer bases as well as increase marketing efficiencies. Overall, our retail channel funded $196.2 million in self-generated and customer-referred originations, more than double from the previous year. Our retail channel also introduced several new applications to improve our loan origination and processing procedures. These new systems also allowed more accurate tracking and reporting capabilities for us, and with the increase in interest rates in August of 2003 our retail channel increased its marketing diversification efforts to include a greater emphasis on lower credit quality paper.

For 2004, management established the following key initiatives for our retail business channel:

•	Continue to improve our existing technology as well as implement new applications and services that will dramatically decrease our loan turn times.

•	Implement additional automation of our underwriting program for our customers and staff.

•	Expand our marketing capabilities to tap into new lead sources and improve our lead quality.

•	Develop a career path model for our employees to allow for a more graduated approach to career advancement within the organization.

There are no plans to open additional branch offices in 2004. We review the top 40 metropolitan statistical areas to identify our target markets based on the following initial statistics: number of households; homeownership rates; home price ranges; unemployment rates; delinquency rates; median household income; and available equity. In addition, we review competitors’ performance in those markets to identify strategic opportunities for growth. There is also a monthly review of our branch performance to determine the profitability levels of each branch. Currently, we are reviewing our branch strategy to determine if it is more profitable to centralize certain markets and expand others.

Servicing - Overview

Once we originate or purchase a mortgage loan, our wholly-owned subsidiary, Saxon Mortgage Services, begins the process of servicing the loan, seeking to ensure that the loan is repaid in accordance with our terms. Our Life of the Loan Credit Risk Management strategy is applied to every loan in our servicing portfolio. The inherent risk of delinquency and loss associated with non-conforming loans requires active communication with our borrowers. Beginning with an introductory call made as soon as seven days following the origination or purchase of a mortgage loan, we attempt to establish a consistent payment relationship with the borrower. In addition, our call center uses a predictive dialer to create calling campaigns for delinquent loans based upon the borrower’s historical payment patterns and the borrower’s risk profile. Our technology delivers extensive data regarding the loan and the borrower to the desktop of the individual providing service. Contact with our borrower is tailored to reflect the borrower’s payment habit, loan risk profile, and loan status. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail. Our website provides borrowers with access to account information and online payment alternatives.

To enhance our relationship with our borrowers, we upgraded our servicing platform in 2003 by converting to the Fiserv system to support more intuitive customer service strategies, increased our loss mitigation capabilities by implementing an online decision support system, and launched an advanced customer service website delivering a full range of service and up-to-date information to our borrower’s desktop. Immediate access to information regarding the borrower’s situation and desktop delivery of this information to our employees within a decision support framework (Fiserv and its Default Resolution Plan system) remain critical to our success. By establishing a customer relations department in 2003, we have insured compliance in handling customer issues and improved our response time. In addition, we have invested in technology for our payment processing department that will not only allow quicker processing of payments, but, more importantly, will also improve our ability to handle payment exceptions quickly—a key to successful non-conforming mortgage servicing. Employee training was a key to the success of 2003, logging in over 10,000 hours of training in preparation of our servicing system conversion.

Employee growth and development will be our largest goal for 2004, adding additional servicing will require continued reinforcement of the business structure and training of our increased staff growth. Customer service excellence is always a top priority, and in 2004 Saxon Mortgage Services is establishing a “Best Practices” plan to continue our exceptional service. We will continue to focus on productivity gains through process improvement and outsourcing non-essential areas in order to add value to our servicing channel. As always, we have forecasted tight delinquency and loss projections and will work toward meeting those goals during 2004.

We intend to continue to develop our website to improve customer service and expand business-to-business initiatives to enhance performance in default and timeline management. We are now able to deliver online access to selected loan documents and an online interview guiding our borrower through alternatives to foreclosure.

Once an account becomes thirty days delinquent, the borrower receives a breach notice allowing thirty days, or more if required by applicable state law, to cure the default before the account is referred for foreclosure. The call center continues active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less.

Accounts moving from thirty days delinquent to sixty or more days delinquent are transferred to the Loss Mitigation department, which is supported by the predictive dialer, as well as the Fiserv system. The Loss Mitigation department continues to actively attempt to resolve the delinquency while our foreclosure department refers the file to local counsel to begin the foreclosure process.

Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through an outsourcing partner that uploads data into the loan servicing system. The Fiserv system schedules key dates throughout the foreclosure process, enhancing the outsourcer’s ability to monitor and manage foreclosure counsel. Properties acquired through foreclosure are transferred to the Real Estate Owned department to manage eviction and marketing of the properties.

Once the properties are vacant, they are listed with one of three national asset management firms who develop a marketing strategy designed to ensure the highest net recovery upon liquidation. The Real Estate Owned department monitors these asset managers. Property listings are reviewed monthly to ensure the properties are properly maintained and actively marketed.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Business Segment Results” for a further discussion of our wholesale, retail, correspondent, and servicing channels.

Underwriting

We originate and purchase loans in accordance with the underwriting criteria described below. The loans we originate and purchase generally do not meet conventional underwriting standards, such as the standards used by government-sponsored entities, such as Fannie Mae or Freddie Mac. As a result, our loan portfolios are likely to have higher delinquency and foreclosure rates than loan portfolios based on conventional underwriting criteria. We have established six classifications with respect to the credit profile of potential borrowers, and we assign a rating to each loan based on these classifications. Our underwriting guidelines are designed to help us evaluate a borrower’s credit history and capacity to repay the loan. Underwriting will also determine the adequacy of the property that will secure the loan as collateral. In addition, we review credit scores derived from the application of one or more nationally recognized credit-scoring models. Based on our analysis of these factors, we will determine loan terms, including the interest rate and maximum LTV. We generally offer borrowers with less favorable credit ratings loans with higher interest rates and lower LTVs than borrowers with more favorable credit ratings based upon our assessment of the loan’s risk or probability of default.

Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. Specific compensating factors include:

•	mortgage payment history;

•	disposable income;

•	employment stability;

•	number of years at residence;

•	LTV;

•	income documentation type; and

•	property type.

We underwrite each loan individually, even in instances where we purchase a group of mortgage loans in bulk. Our senior underwriting managers generally have a minimum of ten years of industry experience and report directly to the Executive Vice President in charge of the respective business channel, and directly to our Chief Credit Officer for credit policy matters. Reporting to each senior underwriting manager are supervising underwriting managers who have substantial industry experience. Our underwriting managers conduct regular training sessions on emerging trends in production, as well as provide feedback from the monthly default resolution and planning, or DRP, and risk management meetings, which are held quarterly. In addition to the business channels’ senior underwriting managers, the underwriting departments of the wholesale, retail, and correspondent channels have a total of 19, 13, and 9 underwriters, respectively.

Our underwriting guidelines are determined by our credit committee, or referred to as the Credit Committee, which is composed of senior executives as well as members of senior management of each business channel. The Credit Committee meets frequently to review proposed changes to underwriting guidelines. To the extent an individual loan does not qualify for a loan program or credit grade, our underwriters can and will make recommendations for an approval of the loan by “underwriting exception.” Our business channels’ underwriting managers have final approval of underwriting exceptions. Loan exceptions are tracked in our data warehouse and performance of loans with and without exceptions are monitored and reported monthly to appropriate company officers.

We underwrite every loan we originate or purchase through our production channels. This means we thoroughly review the borrower’s credit history, income documents (except to the extent our stated income and limited documentation loan programs do not require income documentation), and appraisal for accuracy and completeness. We also use our automated credit decision system to provide pre-qualification decisions over the Internet. When using this system, the loan is still underwritten by one of our underwriters before funding. While we intend to continue to expand the functionality of our automated decision system to enhance efficiencies, we will continue to use our staff to review income, transaction details, and appraisal documentation to ensure that the loan is underwritten in accordance with our guidelines.

Our underwriting standards are applied in accordance with applicable federal and state laws and regulations, and require a qualified appraisal of the mortgaged property conforming to Fannie Mae and Freddie Mac standards or in some cases an insured automated valuation. Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and a replacement cost analysis based on the current cost of building a similar home. The appraisal may not be more than 180 days old on the day the loan is originated. In most instances, we require a second full appraisal for properties that have a value of more than $500,000.

We have three loan documentation programs:

•	Full Documentation—under this program, an underwriter reviews the borrower’s credit report, handwritten loan application, property appraisal, and the documents that are provided to verify employment, such as W-2s, pay stubs, or signed tax returns for the past two years.

•	Limited Documentation—loans under this program are made to self-employed borrowers; six months of personal or business bank statements are acceptable documentation of the borrower’s stated cash flow; LTVs over 80% require two years of personal bank statements.

•	Stated Income—in this program, the borrower’s income as stated on the loan application must be reasonable for the related occupation, because the income is not independently verified. Our processors do, however, verify the existence of the business and employment; a self-employed borrower must have been in business for at least two years.

Our full documentation program requires the highest level of documentation of all of our programs and is typically selected by those borrowers that are able to meet those requirements. Our limited documentation program is typically selected by self-employed borrowers, who may have encountered difficulty qualifying for Fannie Mae and Freddie Mac loans due to the requirements for W-2 forms, pay stubs, and similar employment-related documentation requirements associated with such loans. Our stated income program is typically selected by borrowers who do not meet the requirements for independent verification of income associated with Fannie Mae and Freddie Mac loans. Both limited documentation and stated income program loans require specialized underwriting and involve higher degrees of risk; accordingly these loans generally have higher interest rates and lower LTV ratios than would be available to borrowers that meet the requirements of our full documentation program.

We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending on the economic conditions of a particular market.

As described below, we have three loan programs for first mortgages and several niche programs for 100% combined LTV, or referred to as CLTV, second mortgages. The key distinguishing features of each program are the documentation required to obtain a loan, the LTV, and credit scores necessary to qualify under a particular program. Nevertheless, each program uses maximum LTVs and loan amounts to mitigate risk.

Traditional Underwriting Program. In this program, we analyze loan risk by comparing the loan details with credit-grade-specific guidelines including mortgage history, secondary credit history, bankruptcy history, and debt-to-income ratio. Consideration is given to borrower trends, credit history and the benefits of the loan to the borrower. Traditional first liens are available for mortgages secured by properties of all occupancy types, and in all of our loan documentation programs. Our general guidelines for the Traditional Underwriting Program are set forth below:

A+	A	A-	B	C	D
Mortgage History (last 12 months)

No late payments	Maximum of one 30-day late payment	Maximum of two 30-day late payments (maximum of one 30-day late payment if LTV is greater than 85%)	Maximum of four 30-day late payments or two 30-day and one 60-day late payments	Maximum of five 30-day and one 60-day late payments or four 30-day and one 90-day late payments	Maximum of six 30-day, two 60-day and one 90-day late payments

Secondary Credit

Maximum of three 30-day late payments on revolving credit; two 30-day late payments on installment credit	Maximum of three 30-day late payments on revolving credit; three 30-day late payments on installment credit	Maximum of three 30-day late payments on revolving credit, three 30-day late payments on installment credit (isolated 60-day late payments acceptable)	Maximum of four 30-day and one 60-day late payments on revolving credit; three 30-day and one 60-day late payments on installment credit (isolated 90-day late payments acceptable)	Discretionary	Discretionary

Bankruptcy Filings

Chapters 7 & 13—Discharged 2 years (re-established credit since the discharge)	Chapter 7—Discharged 2 years Chapter 13—Discharged 1 year (re-established credit since discharge)	Chapter 7—Discharged 2 years Chapter 13—1 year with proof paid as agreed (must be discharged)	Chapter 7—Discharged 1 1/2 years Chapter 13—1 year from date of filing with proof paid as agreed (must be discharged)	Chapter 7—Discharged 1 year Chapter 13—1 day after discharge with proof paid as agreed	Chapter 7 & 13—1 day from discharge

Maximum Debt-To-Income Ratio(1)

50%	50%	50%	50%	55%	55%

Maximum Loan-To - Value

90%	90%	90%	85%	80%	70%

(1)	Debt-to-income calculated by dividing total debts (including mortgage and tax payments) into the borrower’s monthly income.

In addition, each of our loan products has a maximum CLTV amount, which is the maximum encumbrance allowed on a specific mortgaged property. We permit three general categories of second liens that may be subordinate to our first lien. These are:

•	a second lien of ours;

•	an institutional lender’s second lien; or

•	a private second lien (including second liens retained by a seller of a mortgaged property).

The maximum CLTV varies based on occupancy type, documentation type, credit grade, LTV, credit score, and loan amount. Our “A” credit grade second lien program allows for a maximum CLTV of 100% for fully documented loans secured by owner-occupied properties to borrowers with a minimum credit score of 600. Subordinate financing behind our traditional first lien program will allow maximum CLTVs of up to 110% for fully documented loans with a reduced first lien LTV and institutional financing on owner-occupied properties. For all products, subordinate financing on “B,” “C” and “D” credit grade first liens must be from an institutional lender.

ScorePlus Underwriting Program. Our ScorePlus underwriting program is a product that we developed to provide a faster and simpler credit qualification process to those customers willing to forego the flexibility offered by our traditional underwriting program by limiting the basis for our underwriting decisions to the following five factors:

•	mortgage history;

•	credit score (in place of secondary credit review);

•	bankruptcy history;

•	foreclosure history; and

•	debt-to-income ratio.

These variables fit into parameters for maximum LTV and loan amount by occupancy, income documentation, and property type to assess rate and risk. This program is available for mortgage loans secured by properties of all occupancy types, and in all of our loan documentation programs. Because the ScorePlus underwriting decision is based solely on the five factors listed above, the underwriting process can be more extensively automated for those customers for whom speed of decision is the paramount need. The ScorePlus program involves a lesser degree of individualized examination of traditional underwriting factors (other than the five factors listed above). To compensate for this incremental credit risk, we have higher credit score and credit grade requirements in our ScorePlus program. Unlike our traditional underwriting program, ScorePlus does not offer the possibility of allowing reasoned exceptions to any of the underwriting decision factors. For borrowers unable to meet the ScorePlus requirements, we continue to offer traditional underwriting that allows us to examine the borrower’s specific circumstances and, where we can do so prudently and at an appropriately risk-adjusted price, extend credit based on reasoned exceptions.

We believe our ScorePlus program is one of our most successful products developed to date. We began development of the program during the fourth quarter of 2000 and introduced the product into our markets on January 16, 2001. For the year ended December 31, 2003, ScorePlus generated $1.6 billion in loan production or 55% of our total loan value for 2003 as compared to $994 million or 40% and $485 million or 21% for the years ended December 31, 2002 and 2001 respectively. We expect that ScorePlus’s percentage of our total production will continue to increase throughout 2004. We expect our cost to produce a loan to decrease as we use ScorePlus in conjunction with the automation of certain aspects of our underwriting process. Our general guidelines for the ScorePlus Underwriting Program are set forth below:

A+	A	A-	B	C	D
Mortgage History (last 12 months)

No late payments	Maximum of one 30-day late payment	Maximum of two 30-day late payments	Maximum of four 30-day late payments or two 30-day and one 60-day late payments	Maximum of five 30-day and one 60-day late payments or four 30-day and one 90-day late payments	N/A

Secondary Credit

Minimum Credit Score 620	Minimum Credit Score 580	Minimum Credit Score 570	Minimum Credit Score 560	Minimum Credit Score 550	N/A

Bankruptcy Filings

Chapters 7 & 13—Discharged 2 years (re-established credit since the discharge)	Chapter 7—Discharged 2 years Chapter 13—Discharged 2 years (re-established credit since discharge)	Chapter 7—Discharged 2 years Chapter 13—Discharged 2 years (re-established credit since discharge)	Chapter 7—Discharged 2 years Chapter 13—Discharged 1.5 years (re-established credit since discharge)	Chapter 7—Discharged 1.5 years Chapter 13—Discharged 1 year (re-established credit since discharge)	N/A

Maximum Debt-To-Income Ratio(1)

50%; 45% (if LTV > 90%)	50%	50%	50%	55%	N/A

Maximum Loan-To-Value

100%(2)	100%(2)	100%(2)	85%	75%	N/A

Foreclosure

*5 Yrs; Not allowed at all if LTV >90%	*5 Yrs	*3 Yrs	*3 Yrs	*3 Yrs	N/A

(1)	Debt-to-income calculated by dividing total debts (including mortgage and tax payments) into the borrower’s monthly income.
(2)	LTVs over 90% may require a higher credit score, additional mortgage history or other enhanced guidelines.
*	No foreclosures during the specified periods.

ScoreDirect Program. We introduced our ScoreDirect program in December of 2003 using the credit score as the determining factor in the credit decision. ScoreDirect is only offered as a full documentation product. In addition to the score the following factors are also considered.

•	bankruptcy history;

•	foreclosure history;

•	debt-to-income ratio; and

•	current mortgage delinquency.

ScoreDirect, like ScorePlus, does not offer the possibility of our allowing reasoned exceptions. Our general guidelines for the ScoreDirect underwriting program are set forth below:

Minimum Credit Score 620	Minimum Credit Score 600	Minimum Credit Score 580
Mortgage History (last 12 months)

No late payments more than 60-days past due at closing	No late payments more than 60-days past due at closing	No late payments more than 60-days past due at closing

Secondary Credit

Considered in Credit Score	Considered in Credit Score	Considered in Credit Score

Maximum Loan-To-Value

100%(1)	95%(1)	90%(1)

Bankruptcy Filings

Chapter 7 & 13—6 months from discharge	Chapter 7 & 13—6 months from discharge	Chapter 7 & 13—6 months from discharge

Maximum Debt-To-Income Ratio(2)

50%	50%	50%

Foreclosure

*5 Yrs; Not allowed at all if LTV >90% (provided property was not lost by borrower)	*5 Yrs; Not allowed at all if LTV >90% (provided property was not lost by borrower)	*3 Yrs (provided property was not lost by borrower)

(1)	LTVs over 90% may require a higher credit score, additional mortgage history or other enhanced guidelines.
(2)	Debt-to-income ratio calculated by dividing total debts (including mortgage and tax payments) into the borrower’s monthly income.
*	No foreclosures during the specified periods.

Second Liens. This credit score driven product, available for loans up to 100% CLTV, is concentrated on the home equity market and is available for loans secured by owner-occupied primary residences only and under our full documentation and stated income loan documentation programs.

Quality Control

The primary focus of our Quality Control and Risk Management Department, or QC Department, is to ensure that all loans are underwritten in accordance with our underwriting guidelines. The QC Department consists of 20 employees as of December 31, 2003, including our Vice President of Quality Control.

Our QC Department has a monthly process for reviewing and re-underwriting approximately 15% to 18% of all loans funded. Using a statistical based sampling system, the QC Department selects certain funded loans, re-underwrites those loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported by the appraisals. In addition, the QC Department selects loans before funding for re-underwriting based upon collateral and borrower characteristics as a further quality control to ensure that the loans tested are consistent with our guidelines.

Our QC Department is also responsible for performing a fraud investigation on any loan which becomes delinquent on its first or second payment due date, as well as loans that go into default later in the loan’s life and which the Loss Mitigation department believes may contain borrower or seller misrepresentations. To the extent the QC Department’s review indicates that a loan contains material misrepresentations, the QC Department will make recommendations regarding the exercise of remedies available to us, including, where appropriate, requiring the originator to repurchase the loan from us and potentially civil litigation. In addition, the QC Department will advise our business channels on methods to avoid funding loans with similar issues in the future.

All findings of the QC Department are reported on a quarterly basis to members of senior management during the risk management meeting. During this meeting, management analyzes the results of the monthly QC Department audits as well as performance trends and servicing issues. Based upon this meeting, further analysis is undertaken and recommendations may be made to the Credit Committee to modify underwriting guidelines or procedures.

Mortgage Loan Portfolio

Since July 6, 2001, we have structured our securitizations as financing transactions for financial reporting purposes. Accordingly, following a securitization, the mortgage loans we originate or purchase remain on our consolidated balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans.

Characteristics of the mortgage loans we own such as credit grade, coupon, loan-to-value, and prepayment speeds are provided in the following tables. These characteristics are important as they provide key indicators of the credit and prepayment risks inherent in our mortgage loan portfolio, which have a direct impact on our past and future operating performance. The operating performance of our mortgage loan portfolio, including net interest income, allowance for loan loss and effects of hedging are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30,	December 31,
	2003(1)	2002(1)(2)	2001(1)
	($ in thousands)
Average principal balance per loan	$132	$124	$117
Combined weighted average initial LTV	78.30%	77.83%	76.81%
Percentage of first mortgage loans owner occupied	95.31%	94.81%	94.47%
Percentage with prepayment penalty	81.00%	82.71%	84.06%
Weighted average median credit score (3)	608	600	591
Percentage fixed rate mortgages	38.48%	37.59%	41.51%
Percentage adjustable rate mortgages	61.52%	62.41%	58.49%
Weighted average interest rate:
Fixed rate mortgages	8.31%	9.07%	9.79%
Adjustable rate mortgages	8.40%	9.11%	9.76%
Gross margin – adjustable rate mortgages (4)	5.48%	5.62%	5.82%

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, at December 31, 2002 and 2001 of $104.5 million, $212.3 million and $128.2 million, respectively.
(2)	Includes all called loans. Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.
(3)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(4)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

Mortgage Loan Portfolio by Product Type

We originate and purchase both adjustable rate mortgages, or ARMs, and fixed rate mortgages, or FRMs. The majority of our FRMs are 30-year mortgages. Our ARM production is then divided into two categories: floating ARMs and hybrid ARMs. A floating ARM is a loan on which the interest rate adjusts throughout the life of the loan, either every 6 or every 12-months. A hybrid ARM is a loan on which the interest rate is fixed for the initial 24 to 60-months on the loan term, and thereafter adjusts either every 6 or every 12-months. All of our ARMs adjust with reference to a defined index rate.

The interest rate on ARMs once the initial rate period has lapsed is determined by adding the “margin” amount to the “index” rate. The index most commonly used in our loan programs is the one-month LIBOR. The margin is a predetermined percentage that, when added to the index, gives the borrower the rate that will eventually be due. It is common in the beginning stages of an ARM loan to allow the borrower to pay a rate lower than the rate that would be determined by adding the margin to the index. Over time, the rate adjusts upward such that eventually the interest rate the borrower pays will take into account the index plus the entire margin amount.

A substantial portion of our loans contain prepayment penalties. Borrowers who accept the prepayment penalty receive a lower interest rate on their mortgage loan. Borrowers always retain the right to refinance their loan, but may have to pay a charge of up to six-months interest on 80% of the remaining principal when prepaying their loans.

The following table sets forth information about our mortgage loan portfolio based on product type (ARMs and FRMs) as of September 30, 2003 and as of December 31, 2002 and 2001.

		September 30,	December 31,
Product Type		2003(1)	2002 (1) (2)	2001(1)
ARMs	ARMs	0.71%	1.24%	0.55%
	2 year hybrids	37.06%	34.84%	34.71%
	3 year hybrids	23.16%	26.10%	23.23%
	5 year hybrids	0.26%	0.23%	—
	Interest only	0.33%	—	—

	Total ARMs	61.52%	62.41%	58.49%

FRMs	Fifteen year	4.03%	4.07%	3.41%
	Thirty year	23.78%	21.58%	20.20%
	Balloons(3)	6.15%	9.01%	16.28%
	Other	3.06%	2.50%	1.62%
	Interest only	1.46%	0.43%	—

	Total FRMs	38.48%	37.59%	41.51%

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, at December 31, 2002 and 2001 of $104.5 million, $212.3 million, and $128.2 million, respectively.
(2)	Includes all called loans.
(3)	Balloon loans are loans with payments calculated according to a 30-year amortization schedule, but which require the entire unpaid principal and accrued interest to be paid in full on a specified date that is less than 30 years after origination.

Mortgage Loan Portfolio by Borrower Risk Classification

The following table sets forth information about our mortgage loan portfolio by borrower risk classification as of September 30, 2003, and as of December 31, 2002 and 2001.

	September 30,	December 31,
	2003(1)	2002 (1) (2)	2001 (1)
A+ Credit Loans (3)
Percentage of total purchases and production	34.18%	25.09%	16.83%
Combined weighted average initial LTV	77.45%	76.65%	73.75%
Weighted average median credit score	666	664	675
Weighted average interest rate:
FRMs	7.39%	7.81%	7.84%
ARMs	7.09%	7.72%	8.29%
Gross margin – ARMs	4.68%	4.74%	4.79%
A Credit Loans (3)
Percentage of total purchases and production	22.20%	22.61%	19.14%
Combined weighted average initial LTV	78.84%	77.49%	74.52%
Weighted average median credit score	608	613	619
Weighted average interest rate:
FRMs	8.29%	9.03%	9.72%
ARMs	7.83%	8.34%	8.83%
Gross margin – ARMs	5.06%	5.04%	5.12%
A- Credit Loans (3)
Percentage of total purchases and production	27.86%	32.30%	36.97%
Combined weighted average initial LTV	81.09%	81.18%	81.48%
Weighted average median credit score	573	576	577
Weighted average interest rate:
FRMs	9.28%	9.82%	10.26%
ARMs	8.83%	9.29%	9.64%
Gross margin – ARMs	5.75%	5.72%	5.72%

B Credit Loans (3)
Percentage of total purchases and production	10.24%	12.93%	16.53%
Combined weighted average initial LTV	76.57%	76.53%	76.50%
Weighted average median credit score	548	549	546
Weighted average interest rate:
FRMs	10.29%	10.77%	11.06%
ARMs	9.76%	10.15%	10.47%
Gross margin – ARMs	6.43%	6.44%	6.45%
C Credit Loans (3)
Percentage of total purchases and production	4.81%	5.99%	8.83%
Combined weighted average initial LTV	72.16%	72.00%	71.76%
Weighted average median credit score	532	531	528
Weighted average interest rate:
FRMs	11.54%	12.02%	12.23%
ARMs	10.65%	11.17%	11.53%
Gross margin – ARMs	6.82%	6.89%	6.93%
D Credit Loans (3)
Percentage of total purchases and production	0.71%	1.08%	1.70%
Combined weighted average initial LTV	60.13%	60.61%	60.85%
Weighted average median credit score	534	534	531
Weighted average interest rate:
FRMs	12.27%	12.86%	13.18%
ARMs	11.36%	11.92%	12.18%
Gross margin – ARMs	7.70%	7.60%	7.57%

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, December 31, 2002 and 2001 of $104.5 million, $212.3 million, and $128.2 million, respectively.
(2)	Includes all called loans.
(3)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders.

Mortgage Loan Portfolio by Income Documentation

The following table sets forth information about our mortgage loan portfolio based on income documentation as of September 30, 2003 and as of December 31, 2002 and 2001.

	September 30, 2003		December 31, 2002(1)(2)		December 31, 2001(1)
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score
Full documentation	73.02%	600	75.86%	596	78.51%	588
Limited documentation	5.38%	626	5.90%	619	5.66%	608
Stated income	21.60%	628	18.24%	612	15.83%	602

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, December 31, 2002 and 2001 of $104.5 million, $212.3 million, and $128.2 million, respectively.
(2)	Includes all called loans.

Mortgage Loan Portfolio by Borrower Purpose

The following table sets forth information about our mortgage loan portfolio based on borrower purpose as of September 30, 2003, and as of December 31, 2002 and 2001.

	September 30, 2003(1)	December 31,
Borrower Purpose		2002 (1) (2)	2001 (1)
Cash-out refinance	69.44%	69.58%	69.06%
Purchase	20.87%	21.05%	22.23%
Rate or term refinance	9.69%	9.37%	8.71%

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, December 31, 2002 and 2001 of $104.5 million, $212.3 million and $128.2 million, respectively.
(2)	Includes all called loans.

Mortgage Loan Portfolio Based Upon the Borrower’s Credit Score

The following table sets forth information about our mortgage loan portfolio based on the borrower’s credit score as of September 30, 2003, December 31, 2002 and 2001.

	September 30, 2003(1)	December 31,
Weighted Average Median Credit Score		2002 (1) (2)	2001 (1)
>700	7.68%	6.68%	6.88%
700 to 651	16.52%	13.26%	10.79%
650 to 601	28.25%	27.00%	22.83%
600 to 551	25.69%	26.92%	26.80%
550 to 501	19.18%	21.40%	24.64%
≤ 500	1.69%	2.84%	6.24%
Unavailable	0.99%	1.90%	1.82%
Weighted average median credit score (3)	608	600	591

(1)	Excludes loans funded but not transmitted to the servicing system at September 30, 2003, December 31, 2002 and 2001 of $104.5 million, $212.3 million and $128.2 million, respectively.
(2)	Includes all called loans.
(3)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.

Mortgage Loan Portfolio Geographic Distribution

The following table sets forth the percentage of our mortgage loan portfolio by state as of September 30, 2003 and as of December 31, 2002 and 2001.

	September 30, 2003(1)	December 31,
		2002	2001
California	22.68%	23.01%	24.40%
Florida	8.05%	7.03%	5.33%
Georgia	5.29%	6.02%	5.74%
Virginia	5.54%	5.14%	4.21%
Texas	4.93%	4.45%	3.26%
Maryland	3.62%	3.18%	2.00%
New York	3.50%	3.16%	2.77%
New Jersey	3.06%	3.11%	2.38%
Ohio	2.86%	3.04%	3.53%
Pennsylvania	2.84%	2.99%	2.90%
Michigan	2.49%	2.78%	4.14%
Illinois	2.93%	2.65%	3.00%
Colorado	2.39%	2.54%	3.15%
Minnesota	1.33%	2.30%	3.89%
Arizona	2.01%	2.08%	1.96%
Washington	2.10%	2.00%	2.27%
Indiana	1.57%	1.74%	1.84%
Connecticut	2.50%	1.71%	1.22%
Missouri	1.51%	1.70%	1.76%
Tennessee	1.56%	1.62%	1.72%
Massachusetts	1.44%	1.54%	1.31%
Oregon	1.63%	1.53%	1.41%
North Carolina	1.36%	1.45%	1.34%
Louisiana	1.09%	1.11%	1.26%
Kentucky	0.88%	1.05%	1.19%
Other	10.84%	11.07%	12.02%

Total	100.00%	100.00%	100.00%

Securitized Mortgage Loan Coupon and Prepayment Penalties

The following table sets forth information about our securitized mortgage loan portfolio at September 30, 2003 and at December 31, 2002 and 2001.

							Constant Prepayment Rate (Annual Percent) (1)
	Principal				Weighted Average Coupon		3 Month		12 Month		LTD (2)
	Issue Date	Original Loan Balance	Current Loan Balance	Percent with Prepayment Penalty	Fixed	Arm	Fixed	Arm	Fixed	Arm	Fixed	Arm
		($ in thousands)
September 30, 2003

SAST 2001-2	8/2/2001	$650,410	$292,683	69.07%	9.55%	9.74%	40.41%	59.29%	35.20%	47.63%	26.75%	36.82%
SAST 2001-3	10/11/2001	$699,999	$334,869	77.54%	10.01%	9.66%	44.11%	51.27%	38.73%	43.16%	30.91%	35.06%
SAST 2002-1	3/14/2002	$899,995	$517,362	77.45%	8.92%	9.22%	39.86%	49.74%	33.38%	39.54%	27.67%	33.81%
SAST 2002-2	7/10/2002	$605,000	$414,199	74.80%	8.90%	9.08%	49.62%	41.87%	29.62%	29.71%	28.30%	28.71%
SAST 2002-3	11/8/2002	$999,999	$804,512	73.93%	8.44%	8.40%	27.23%	37.60%	—	—	18.42%	23.39%
SAST 2003-1	3/6/2003	$749,996	$683,379	73.71%	7.61%	8.09%	15.55%	22.92%	—	—	11.68%	18.87%
SAST 2003-2	5/29/2003	$599,989	$578,699	70.59%	7.42%	7.55%	13.16%	12.61%	—	—	11.93%	12.25%
SAST 2003-3	9/16/2003	$800,046	$800,046	69.02%	7.33%	7.16%	—	—	—	—	—	—

December 31, 2002

SAST 2001-2	8/2/2001	$650,410	$449,230	80.11%	9.62%	9.98%	27.04%	40.38%	23.47%	32.48%	19.75%	28.06%
SAST 2001-3	10/11/2001	$699,999	$512,750	80.46%	9.99%	9.68%	39.07%	38.21%	24.23%	25.97%	24.49%	26.72%
SAST 2002-1	3/14/2002	$899,995	$768,237	75.66%	8.95%	9.25%	22.87%	28.57%	—	—	16.16%	21.98%
SAST 2002-2	7/10/2002	$605,000	$570,599	72.91%	8.90%	9.07%	13.67%	14.96%	—	—	12.80%	15.08%
SAST 2002-3	11/8/2002	$699,818	$692,255	70.07%	8.60%	8.57%	—	—	—	—	8.65%	4.32%

December 31, 2001

SAST 2001-2	8/2/2001	$650,410	$625,563	82.61%	9.79%	10.02%	7.75%	12.98%	7.75%	12.98%	7.86%	13.24%
SAST 2001-3	10/11/2001	$699,999	$692,397	81.26%	10.03%	9.72%	—	—	—	—	—	—

(1)	The constant prepayment rate (CPR) means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.
(2)	Life-to-date.

Mortgage Loan Production Operations

Overview

Our subsidiaries originate or purchase mortgage loans through our three separate production channels. The wholesale channel originates or purchases loans through a network of approximately 4,000 brokers throughout the country. These brokers rely on our centralized processing teams. The retail channel originates mortgage loans directly to borrowers through a wholly-owned subsidiary, America’s MoneyLine, which has a retail branch network of 27 locations and uses direct mail and the Internet to originate loans. Through the correspondent channel, we purchase mortgage loans from approximately 300 correspondents following a complete re-underwriting of each mortgage loan. For the year ended December 31, 2002, we originated or purchased approximately $2.5 billion and securitized a total of $2.2 billion of residential mortgage loans. For the nine months ended September 30, 2003, we originated or purchased approximately $2.2 billion and securitized approximately $2.5 billion of residential mortgage loans.

The following table sets forth selected information about our total loan production and purchases for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001.

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
		2002(1)	2001	2000
	($ in thousands)
Loan production	$2,159,640	$2,484,074	$2,333,236	$2,088,503
Average principal balance per loan	$143	$130	$112	$98
Number of loans originated	15.098	19,108	20,832	21,311
Combined weighted average initial LTV	79.56%	78.59%	77.50%	77.46%
Percentage of first mortgage loans owner occupied	92.98%	93.85%	95.54%	94.66%
Percentage with prepayment penalty	74.20%	77.64%	83.46%	83.61%
Weighted average median credit score (2)	617	606	593	580
Percentage fixed rate mortgages	38.69%	36.00%	46.45%	55.06%
Percentage adjustable rate mortgages	61.31%	64.00%	53.55%	44.94%
Weighted average interest rate:
Fixed rate mortgages	7.80%	8.78%	9.85%	10.98%
Adjustable rate mortgages	7.71%	8.80%	9.93%	10.66%
Gross margin – adjustable rate mortgages (3)	5.32%	5.56%	5.88%	6.20%

(1)	Amounts for 2002 include $188.6 million in called loans.
(2)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(3)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our total loan production and purchases for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

	For the Nine Months Ended September 30, 2003
	($ in thousands)
	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	$(76)	$74	$(2)
General and administrative production costs (2)(3)(4)	271	(87)	184
Premium paid (2)(3)	134	(134)	—

Net cost to produce (2)(3)	$329	$(147)	$182

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized	Incurred	Deferred (1)	Recognized
Fees collected (2) (3)	(90)	83	(7)	(69)	64	(5)	(40)	37	(3)
General and administrative production costs (2)(3)(4)	287	(87)	200	221	(72)	149	226	(72)	154
Premium paid (2)(3)	126	(126)	—	171	(171)	—	207	(207)	—

Net cost to produce (2)(3)	323	(130)	193	323	(179)	144	393	(242)	151

(1)	We defer certain non-refundable fees and certain direct costs associated with originating a loan in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”
(2)	Excludes costs related to purchases from pre-divestiture securitizations pursuant to clean-up call provisions of the securitization trusts.
(3)	In basis points.
(4)	The incurred column excludes corporate overhead costs of 116, 107, 80, and 77 basis points, respectively, and includes depreciation expense. Loan production figures used in this calculation are net of called loans.

Loan Production by Product Type

The following table sets forth information about our loan production based on product type (ARMs and FRMs) for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

		For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
Product Type			2002(1)	2001	2000
ARMs	ARMs	0.06%	2.06%	0.05%	0.14%
	2 year hybrids	39.93%	35.67%	31.57%	22.48%
	3 year hybrids	19.70%	25.90%	21.89%	22.29%
	5 year hybrids	0.26%	0.37%	0.04%	0.03%
	Interest only	1.36%	—	—	—

	Total ARMs	61.31%	64.00%	53.55%	44.94%

FRMs	Fifteen year	3.60%	4.52%	4.22%	4.57%
	Thirty year	23.65%	22.55%	20.43%	16.51%
	Balloons	4.15%	5.24%	19.70%	33.98%
	Other	4.66%	3.69%	2.10%	—
	Interest only	2.63%	—	—	—

	Total FRMs	38.69%	36.00%	46.45%	55.06%

(1)	Includes all called loans.

Loan Production by Borrower Risk Classification

The following table sets forth information about our loan production by borrower risk classification for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
		2002(2)	2001	2000
A+ Credit Loans (1)
Percentage of total purchases and originations	44.46%	29.19%	17.90%	6.63%
Combined weighted average initial LTV	80.43%	78.73%	73.93%	77.46%
Weighted average median credit score	668	660	676	648
Weighted average interest rate:
FRMs	7.59%	7.90%	7.90%	9.49%
ARMs	6.75%	7.64%	8.41%	9.85%
Gross margin – ARMs	4.59%	4.77%	4.87%	4.90%
A Credit Loans (1)
Percentage of total purchases and originations	20.55%	24.56%	18.51%	11.19%
Combined weighted average initial LTV	79.58%	79.35%	79.85%	79.63%
Weighted average median credit score	604	613	619	620
Weighted average interest rate:
FRMs	7.52%	8.91%	9.68%	10.46%
ARMs	7.37%	8.14%	8.90%	10.09%
Gross margin – ARMs	5.09%	5.06%	5.20%	5.24%
A - Credit Loans (1)
Percentage of total purchases and originations	23.07%	29.28%	35.66%	40.92%
Combined weighted average initial LTV	80.17%	80.39%	81.09%	80.41%
Weighted average median credit score	569	579	578	590
Weighted average interest rate:
FRMs	8.34%	9.43%	10.33%	10.83%
ARMs	8.23%	9.06%	9.77%	10.32%
Gross margin – ARMs	5.76%	5.76%	5.75%	5.90%
B Credit Loans (1)
Percentage of total purchases and originations	7.48%	11.08%	16.58%	23.05%
Combined weighted average initial LTV	75.90%	75.88%	76.53%	76.81%
Weighted average median credit score	549	554	547	556
Weighted average interest rate:
FRMs	9.11%	10.35%	11.23%	11.32%
ARMs	9.07%	9.90%	10.57%	10.69%
Gross margin – ARMs	6.29%	6.46%	6.42%	6.32%
C Credit Loans (1)
Percentage of total purchases and originations	3.92%	4.91%	9.34%	14.43%
Combined weighted average initial LTV	71.77%	71.74%	71.45%	72.46%
Weighted average median credit score	534	535	531	539
Weighted average interest rate:
FRMs	10.20%	11.52%	12.40%	12.27%
ARMs	9.93%	10.86%	11.58%	11.33%
Gross margin – ARMs	6.68%	6.80%	6.92%	6.75%
D Credit Loans (1)
Percentage of total purchases and originations	0.50%	0.98%	1.96%	3.78%
Combined weighted average initial LTV	60.76%	60.20%	59.90%	62.20%
Weighted average median credit score	541	537	529	539
Weighted average interest rate:
FRMs	10.51%	12.20%	13.12%	13.49%
ARMs	10.37%	11.78%	12.48%	12.26%
Gross margin – ARMs	7.63%	7.74%	7.59%	7.37%

(1)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders.
(2)	Includes all called loans.

Loan Production by Income Documentation

The following table sets forth information about our loan production based on income documentation for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

	For the Nine Months Ended September 30, 2003		For the Year Ended December 31,
			2002(1)		2001		2000
Income documentation	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score	% of Production	Weighted Average Median Credit Score
Full documentation	67.44%	605	72.68%	601	77.79%	590	76.00%	576
Limited documentation	4.23%	632	6.47%	621	5.36%	607	6.41%	598
Stated income	28.33%	643	20.85%	616	16.85%	602	17.59%	593

(1)	Includes all called loans.

Loan Production by Borrower Purpose

The following table sets forth information about our loan production based on borrower purpose for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
Borrower Purpose		2002(1)	2001	2000
Cash-out refinance	68.38%	69.89%	69.86%	59.49%
Purchase	22.39%	20.32%	20.93%	29.94%
Rate or term refinance	9.23%	9.79%	9.21%	10.57%

(1)	Includes all called loans.

Loan Production Based Upon the Borrower’s Credit Score

The following table sets forth information about our loan production based on the borrower’s credit score for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, and 2000.

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
Weighted Average Median Credit Score		2002(2)	2001	2000
>700	9.38%	6.79%	7.41%	3.22%
700 to 651	21.09%	14.95%	11.73%	8.39%
650 to 601	28.80%	29.02%	22.98%	21.55%
600 to 551	23.38%	26.60%	26.55%	31.38%
550 to 501	16.76%	18.93%	24.29%	27.41%
≤ 500	0.51%	1.34%	6.19%	5.88%
Unavailable	0.08%	2.37%	0.85%	2.17%
Weighted Average Median Credit Score (1)	617	606	593	580

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(2)	Includes all called loans.

Geographic Distribution

The following table sets forth the percentage of all loans originated or purchased by us by state for the periods shown.

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
		2002	2001	2000
California	26.92%	24.23%	22.88%	22.37%
Florida	8.84%	7.83%	5.56%	5.38%
Virginia	6.26%	5.39%	3.65%	2.80%
Georgia	3.90%	5.28%	6.19%	4.19%
Texas	4.25%	5.14%	3.21%	4.24%
Maryland	4.09%	3.87%	1.69%	1.27%
New York	4.16%	3.38%	3.43%	1.79%
New Jersey	3.16%	3.38%	2.69%	2.63%
Pennsylvania	2.00%	2.85%	3.15%	3.70%
Illinois	3.53%	2.58%	3.78%	5.78%
Ohio	2.08%	2.58%	4.38%	3.86%
Colorado	2.33%	2.30%	3.20%	3.04%
Connecticut	3.24%	2.09%	1.33%	2.16%
Arizona	1.84%	2.06%	1.78%	2.35%
Massachusetts	1.78%	2.00%	1.32%	0.90%
Washington	2.06%	1.90%	2.10%	3.24%
Michigan	1.99%	1.84%	4.30%	5.33%
Minnesota	0.66%	1.72%	3.08%	2.07%
Missouri	1.28%	1.67%	1.79%	1.72%
Oregon	1.50%	1.64%	1.31%	1.64%
Indiana	0.90%	1.57%	1.81%	2.40%
North Carolina	1.23%	1.51%	1.47%	1.25%
Tennessee	1.17%	1.45%	1.96%	2.01%
Other	10.83%	11.74%	13.94%	13.88%

Total	100.00%	100.00%	100.00%	100.00%

Securitization and Financing

We, as a fundamental part of our present business and financing strategy, securitize almost all of our mortgage loans. The additional capital we raise in the public offering may increase the frequency or size of our securitizations. From time to time, we may choose to sell loans rather than securitize them if we believe that market conditions present an opportunity to achieve a better return through such sales. After the REIT conversion, we expect those sales will be made through our taxable REIT subsidiaries. Since 1996, we have securitized approximately $15.8 billion of the loans we originated or purchased, and intend to continue accessing the asset-backed securitization market to provide long-term financing for our mortgage loans. We generate earnings primarily from the net interest income and fees we record on the mortgage loans we originate and purchase, both before and after securitization.

In a typical securitization, pools of mortgage loans, together with the right to receive all payments on the loans, are assembled and transferred to a trust. The trust pledges the mortgage loans to an indenture trustee to secure payment on notes that are issued by the trust and represent our indebtedness. Most of the notes, referred to as asset-backed securities, are offered for sale to the public. The trust also issues a certificate that represents the ownership interest in the trust and is either privately placed or retained by the company sponsoring the securitization. Many of the notes are assigned ratings by rating agencies such as Moody’s, Standard & Poor’s, and Fitch. The indenture pursuant to which the notes are issued establishes various classes of notes, and assigns an order of rights to priority of payment to each class. A trust agreement and an administration agreement also provide for such administrative matters as the appointment of a trustee of the trust, and the monthly distribution of funds and reports to the holders of the certificates. A sale and servicing agreement provides for the transfer of the mortgage loans to the trust and the servicing of the mortgage loans.

We finance loans initially under one of several different secured and committed warehouse financing facilities. When the loans are later securitized, we receive proceeds from the securities issued by the securitization trust, and use those proceeds to, among other uses, pay off the related warehouse financing. Generally, as the company sponsoring the securitization, we are not legally obligated to make payments on the securities issued by the securitization trust, although under GAAP applicable to our current portfolio-based accounting, such obligations are included as liabilities on our consolidated balance sheet. We do, however, make certain customary representations and warranties to each securitization trust, which, if violated, could legally obligate us to repurchase some or all of the securitized loans from the trust. The asset-backed securities issued by the securitization trust receive interest out of the interest collected on the securitized loans and generally pay down as the securitized loans pay off.

The structure we employ in securitization transactions requires credit enhancement. Overcollateralization is a method of credit enhancement that we have typically used; however, we may elect to use different or additional methods of credit enhancement, such as primary mortgage insurance, reserve funds, or other methods described in the prospectus filed with respect to our subsidiaries’ asset-backed securities. By applying excess cash flow (mortgage interest income net of interest on the asset-backed securities, losses, and servicing fees) to pay down the asset-backed securities of the trust faster than the underlying mortgages, we are able to create any required overcollateralization. Once the overcollateralization meets predetermined levels, we will begin to receive the excess cash flow from the mortgage loans in the trust. Depending upon the structure of the asset-backed securities and the performance of the underlying loans, excess cash flow may not be distributed to us for 5 to 9 months or more. These excess amounts are derived from, and are affected by, the interplay of several economic factors:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates of the related asset-backed securities;

•	the creation of overcollateralization;

•	the level of loss and delinquencies experienced on the securitized mortgage loans; and

•	the extent to which the loans are prepaid by borrowers in advance of scheduled maturities.

For federal income tax purposes, we generally intend to structure our securitizations as borrowing transactions. As a result of structuring the securitizations as borrowing transactions for federal income tax purposes, we will not recognize gain as a result of the sale of the asset-backed securities, which will be treated as non-recourse secured debt for federal income tax purposes. We will have less flexibility in some respects in structuring our non-REMIC borrowing transactions than we had with our prior REMIC securitizations. Unlike in REMICs, all of the debt securities issued to investors in a non-REMIC securitization generally must have an investment-grade rating. In addition, the equity interest in a non-REMIC securitization generally is less liquid than its REMIC analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary and we will have less flexibility in structuring “interest only” type securities in a non-REMIC securitization than in a REMIC.

Under some circumstances, we may elect to treat some of our securitizations as one or more REMICs. After the REIT conversion, all REMIC securitizations will be conducted through a taxable REIT subsidiary. As a result of the REMIC election, the taxable REIT subsidiary will recognize taxable gain or loss upon the sale of asset-backed securities even though the taxable REIT subsidiary will not recognize gain or loss on securitization of mortgage loans for financial reporting purposes. For purposes of computing such gain or loss, the taxable REIT subsidiary will be required to allocate its tax basis in the mortgage loans contributed to the REMIC among the asset-backed securities issued by the REMIC, including any asset-backed securities retained by the taxable REIT subsidiary. The taxable REIT subsidiary will recognize taxable gain or loss only with respect to the asset-backed securities it sells.

We may recognize excess inclusion income attributable to the interests we retain in non-REMIC mortgage securitization transactions that are structured to qualify as borrowing transactions for federal income tax purposes. In short, if a REIT holds 100% of the equity interest in a multi-class mortgage-backed securities offering that qualifies as a financing for federal income tax purposes, the equity interest retained by the REIT, under regulations that have not yet been issued, will be subject to rules similar to those applicable to a REMIC residual interest. Thus, because we intend to undertake multi-class mortgage backed securities transactions in a non-REMIC format after the REIT conversion, we may recognize excess inclusion income.

If we recognize excess inclusion income, we may, under regulations that have not yet been issued, have to allocate the excess inclusion income to the dividends we distribute to our shareholders to the extent our REIT taxable income (taking into account the dividends paid deduction) is less than the sum of our excess inclusions for the taxable year. If a portion of the dividends we distribute to you were characterized as excess inclusion income, then you will be taxed with respect to that excess inclusion income in the same manner that you would be taxed if you held a REMIC residual interest directly. Your taxable income cannot be less than the sum of your excess inclusion income for the year. If you are a tax-exempt person, excess inclusion income will be treated as unrelated business taxable income. If you are a foreign person, payments of excess inclusion income will be subject to withholding tax. In addition, we may be required to pay tax at the highest corporate rate if we have shareholders who are disqualified organizations and we recognize excess inclusion income. See “Material Federal Income Tax Consequences —Federal Income Taxation of Saxon REIT Following the REIT Conversion.”

Competition

We face intense competition in the business of originating, purchasing, securitizing, and servicing mortgage loans. Our competitors include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers, and insurance finance companies. Many of the largest of our competitors operate under federal charters and regulations that preempt state and local rules governing lenders and that facilitate efficient nationwide mortgage lending operations while we do not benefit from these federal regulations. Many traditional mortgage lenders have begun to offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac have also expressed interest in adapting their programs to include non-conforming products, and have begun to expand their operations into the non-conforming sector, providing a secondary market for non-conforming loans and thereby increasing the liquidity available to our competitors. We also expect increased competition over the Internet, as entry barriers are relatively low over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or greater access to capital at lower costs, and greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates we can charge borrowers and potentially lower our net interest margin.

Our competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have “locked in” low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their loans. During economic slowdowns or recessions, our borrowers may face new financial difficulties, which may result in increased defaults, and they may also be receptive to refinancing offers by our competitors.

We believe that, in this highly competitive environment, our competitive strengths are:

•	investment in technology to support operating efficiency, maintain credit decision consistency, and drive loss mitigation efforts;

•	a disciplined approach to underwriting and servicing non-conforming mortgage loans using sophisticated and integrated risk management techniques;

•	customer-focused processing and underwriting teams that are responsive to borrowers’ needs;

•	structuring our financings to qualify for on-balance sheet accounting as opposed to gain on sale accounting;

•	risk-based pricing using our historical performance databases to increase predictability of our returns; and

•	low cost funding and liquidity availability through the asset-backed securities market.

We believe these strengths enable us to produce higher-quality, better performing loans than our competitors.

Regulation

The mortgage lending industry is highly regulated. Our business is subject to extensive regulation and supervision by various federal, state, and local government authorities. As of December 31, 2003, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate and service first and second mortgages in 49 states. We do not originate loans in the State of Alabama or the District of Columbia.

Our mortgage lending and servicing activities are subject to the provisions of various federal laws and their implementing regulations, including the Equal Credit Opportunity Act of 1974, or ECOA, as amended, the Federal Truth-in-Lending Act, or TILA, and Regulation Z thereunder, HOEPA, the Fair Credit Reporting Act of 1970, or FCRA, as amended, the Real Estate Settlement Procedures Act, or RESPA, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, or HMDA, the Fair Housing Act and Regulation X thereunder, and the Gramm-Leach-Bliley privacy legislation.

Specifically, TILA was enacted to require lenders to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. Among other things, TILA gives consumers a three-business day right to rescind certain refinance loan transactions that we originate. FCRA establishes procedures governing the use of consumer credit reports and also requires certain disclosures when adverse action is taken based on information in such a report.

HOEPA imposes additional disclosure requirements and substantive limitations on certain “high cost” mortgage loan transactions. As a matter of policy, we do not originate HOEPA-covered loans.

ECOA, which is implemented by Regulation B, prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status, if all or part of the applicant’s income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. ECOA also requires disclosures when adverse action is taken on an application, and prohibits creditors from requesting certain types of information from loan applicants. The Federal Fair Housing Act also contains anti-discrimination restrictions. HMDA requires us to collect and file with the Department of Housing and Urban Development information on our loan applications and originations.

RESPA mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services.

The Gramm-Leach-Bliley Act imposes requirements on all financial institutions, including lenders, with respect to their collection and use of nonpublic financial information and requires them to maintain the security of that information.

In addition, we are subject to state and local law and the rules and regulations of various state and local regulatory agencies in connection with originating, purchasing, processing, underwriting, securitizing, and servicing mortgage loans.

These rules and regulations, among other things:

•	impose licensing obligations on us;

•	establish eligibility criteria for mortgage loans;

•	prohibit discrimination;

•	require us to devote substantial resources to loan-by-loan analysis of points, fees, benefits to borrowers, and other factors set forth in laws, which often differ depending on the state, and in some cases the city or county, in which the mortgaged property is located;

•	require us to adhere to certain procedures regarding credit reports and personal information on loan applicants;

•	regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances, and payment features;

•	mandate certain truth-in-lending and other disclosures and notices to borrowers; and

•	may fix maximum interest rates, fees, and mortgage loan amounts.

We incur substantial costs in implementing and maintaining the procedures required to remain in compliance with these laws. These costs have increased in recent years, and are expected to continue to increase as a result of new laws passed by various states and localities designed to prevent what such laws generally describe as “predatory lending.” Compliance with these laws is complex and labor intensive. We have ceased doing business in certain jurisdictions in which we believe compliance cannot be assured at a reasonable cost with the degree of certainty that we require, and we may cease doing business in additional jurisdictions where we, or our counterparties, make similar determinations with respect to anti-predatory lending laws. Failure to comply with legal requirements in jurisdictions where we do business can lead to, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions, and civil and criminal penalties.

Any person who acquires more than 10% of our stock will become subject to certain state licensing regulations requiring such person periodically to file certain financial and other information disclosures. If any person holding more than 10% of our stock fails to meet a state’s criteria, or refuses to adhere to such filing requirements, our existing licensing arrangements could be jeopardized and we could lose our authority to conduct business in that state. The loss of required licenses or authority to conduct business in a state could have a material adverse effect on our results of operations, financial condition and business.

Regulatory Developments

Recently enacted and currently pending federal and state legislative and regulatory developments regarding mortgage lending practices (including proposals directed at “predatory lending”), consumer privacy, or protection and security of customer information could have a significant impact on our future business activities. Congress and a number of states are considering additional legislation concerning collection, use and security of consumer information. As permitted under federal law, states may enact privacy or customer information security legislation that is more stringent than the requirements of the federal Gramm-Leach-Bliley Act. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

In the Fair and Accurate Credit Transactions Act of 2003, or FACT, Congress re-enacted the FCRA in amended form in a legislative package that included a number of new provisions addressing the handling of consumer credit information and identity theft. The Federal Trade Commission, or FTC, and Federal Reserve Board are required by the legislation to issue a number of new implementing regulations during 2004. Although this legislation benefited lenders by re-enacting federal preemptions that establish a uniform national framework concerning credit reporting and use of credit information in making unsolicited offers of credit and by adding certain other preemption provisions related to use of consumer credit information, it also provides certain additional consumer protections, particularly with respect to consumer identity theft. Implementation of these new provisions may increase our costs and add to our compliance risks.

Congress in 2003 also re-enacted the Soldiers and Sailors Civil Relief Act of 1940 as the Servicemembers Civil Relief Act, or SCR Act, to provide certain protections and benefits for members of military services on active duty. The SCR Act places an interest rate cap of 6% on borrowing obligations, including mortgages, incurred by the borrower before entering active military service. In such cases, financial institutions may not charge a higher interest rate during the service member’s period of active service. “Interest rate” includes all charges and fees except bona fide insurance related to the obligations. Relief under this provision also extends to obligations on which a covered service member is a co-obligor. As re-enacted, the SCR Act and its legislative history make it plain that Congress intends all interest above the 6% limit to be forgiven by the lender and not just deferred. In addition, for mortgages entered into before the borrower’s active duty service and that go into default, institutions may not, in general, foreclose during the period of military service or for three months thereafter. In view of the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, compliance with the SCR Act may have an adverse effect on our cash flow and interest income.

In addition, the FTC has recently established a nationwide “do-not-call” registry to supplement existing state limitations on telemarketing activities, despite court decisions calling into question the FTC’s authority to implement this registry. The FTC has put it into operation pending a definitive judicial decision. Millions of households have listed their telephone numbers on this registry, and the implementation of the FTC rule may adversely affect telemarketing activities by us or by vendors of our products.

Proposals addressing practices labeled as “predatory lending” continue to be considered in Congress. Several states and localities also are considering or have passed laws or regulations aimed at curbing “predatory lending.” In general, these proposals involve lowering the existing federal HOEPA or state thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and regulations also may have effects beyond curbing predatory lending practices and may restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and regulations prohibit or limit prepayment charges or severely restrict a borrower’s ability to finance the points and fees charged in connection with a loan.

We have in the past ceased to do business in certain states that had enacted “predatory lending” legislation, although we resumed activities in certain states that subsequently modified their laws. Any further state legislation in this area may cause us to withdraw from doing business in the affected states or in other states in the future. In addition, for reasons of reputation and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Accordingly, these laws and regulations could severely constrict the secondary market for a significant portion of our loan production. This restriction could effectively preclude us from originating loans that fit within the newly defined parameters and could have a material adverse effect on our ability to sell or securitize loans and therefore on our results of operations, financial condition and business. Adoption of such laws and regulations also could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

The federal government also is reconsidering provisions that are important parts of the legal framework applicable to us as mortgage lenders. RESPA specifies disclosures for mortgages lenders to provide their customers and other procedures for mortgage lenders to follow. In 2002, the Department of Housing and Development, or HUD, undertook to substantially revise the rules implementing RESPA and modify the disclosures provided mortgage customers. In response to substantial criticism of HUD’s initial proposals, the agency in early 2003 determined not to adopt final rules and to reconsider its proposals. In late 2003, however, it was reported that HUD had submitted a revised RESPA rules proposal to the Office of Management and Budget with an intention to propose new rules in 2004. No proposed rules have yet been released for public comment. It is uncertain whether new rules will be proposed and whether any revised RESPA rules that may be adopted will be favorable or adverse to our activities and us.

Further, federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws (including new state “predatory lending” laws described herein) affecting mortgage lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. Moreover, at least one national rating agency has announced that in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state with predatory lending laws. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders (such as FCRA, RESPA or Truth-in-Lending), we may be subject to state legal requirements and legal risks under state laws to which these federally regulated competitors are not subject, and this disparity may have the effect of giving those federal entities legal and competitive advantages.

Effective July 1, 2003, the OTS, the agency that administers the Alternative Mortgage Transactions Parity Act, or the Parity Act, for unregulated housing creditors, withdrew its favorable Parity Act regulations and Chief Counsel Opinions that authorized lenders to charge prepayment charges and late fees in certain circumstances notwithstanding contrary state law. Because our federal institution competitors continue to have the flexibility to offer products with the features addressed by the Parity Act, we may be at a competitive disadvantage and our loan origination volume may be reduced.

Furthermore, members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits to borrowers could have a material adverse effect on the demand for the loans we offer.

Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as it is now conducted. Changes in these regulatory and legal requirements—including changes in their enforcement—could materially and adversely affect our business, financial condition, liquidity and results of operations.

Employees

We employed approximately 1,200 employees as of December 31, 2003. None of our employees are represented by a union or covered by a collective bargaining agreement.

Properties

As of January 2004, our principal executive headquarters is located at 4860 Cox Road, Suite 300, in Glen Allen, VA and contains 32,640 square feet. Our principal mortgage loan origination headquarters is located at 4880 Cox Road in Glen Allen, VA and contains 59,948 square feet. Our principal mortgage loan servicing headquarters is located at 4708 Mercantile

Drive, Fort Worth, TX and contains approximately 60,000 square feet. The leases for these premises expire on June 30, 2008, July 31, 2005 and September 30, 2009, respectively. We lease property in the following metropolitan areas as of December 31, 2003: Phoenix, AZ; Foothill Ranch, CA; Walnut Creek, CA; Denver, CO; Milford, CT; Ft. Lauderdale, FL; Tampa, FL; Atlanta, GA; Indianapolis, IN; Oakbrook Terrace, IL; Kansas City, KS; New Orleans, LA; Livonia, MI; Greenbelt, MD; Las Vegas, NV; Raleigh, NC; Omaha, NE; Cherry Hill, NJ; Marlton, NJ; Buffalo, NY; Hauppauge, NY; Portland, OR; Pittsburgh, PA; Nashville, TN; Dallas, TX; and Richmond, VA. We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business. We also own a condominium unit in Glen Allen, VA that is used for temporary corporate housing.

Environment

From time to time, in the ordinary course of our business, we foreclose on properties securing loans that are in default. To date, we have not been required to perform any material investigation or clean up activities, nor have we been subject to any environmental claims. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Legal Proceedings

Because we are subject to many laws and regulations, including but not limited to federal and state consumer protection laws, we are regularly involved in numerous lawsuits filed against us, some of which seek certification as class action lawsuits on behalf of similarly situated individuals. If class actions are certified and there is an adverse outcome or we do not otherwise prevail in the following matters, we could suffer material losses, although we intend to vigorously defend these lawsuits.

Paul Graham, et al. v. America’s MoneyLine is a Collective Action Complaint filed under the Federal Fair Labor Standards Act, or FLSA, filed on January 30, 2003 in the United States District Court, Central District of California as Case No. 03-0098. The suit alleges that loan officers who routinely worked over 40 hours per week were denied overtime compensation in violation of the FLSA. The plaintiffs seek unpaid wages at the overtime rate, an equal amount in liquidated damages, costs and attorneys fees. The parties executed a settlement agreement on November 3, 2003 to settle the claims of the collection action members in exchange for the payment of approximately $1.4 million, which includes payment of fees and expenses of plaintiffs’ counsel. Approximately 310 current and former loan officers opted into the collective action and accepted the terms of the settlement agreement. The Court entered a joint stipulation and order of dismissal on December 23, 2003. We are in the process of performing our obligations under the settlement agreement, and have paid out approximately $1.35 million of the $1.4 million settlement total to current and former loan officers and their attorneys.

Josephine Coleman v. America’s MoneyLine is a matter filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, Case No. 02L1557 filed on November 20, 2002. This is a class action suit alleging consumer fraud and unjust enrichment under Illinois law and similar laws of other states. In December 2002, defendants filed a Petition to Compel Arbitration in the United States District Court for the Southern District of Illinois. The Motion to Compel Arbitration in federal court was denied on jurisdictional grounds. The state court case is stayed pending a decision on our appeal of the federal district court’s denial of its motion to compel arbitration. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect our earnings. At the present time, however, we cannot predict the outcome of the case.

Margarita Barbosa, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.) et al., is a matter filed on November 19, 2002 in the United States District Court for the Northern District of Illinois, Eastern Division, Case No. 02C6323. This is a class action suit alleging violation of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The plaintiffs allege that we violated Illinois law by collecting prepayment penalties in accordance with the terms of the mortgages of certain borrowers whose loans had been accelerated due to default, and which later were prepaid by the borrowers. We believe that approximately 27 Illinois mortgages are subject to the allegations. In addition, the plaintiffs allege that their claims apply to loans that we made in all other states in addition to Illinois, where we collected prepayment penalties in these particular circumstances. The claim of Ms. Barbosa was separated from the potential class action by a motion to compel arbitration pursuant to the arbitration agreement in her mortgage, and the claim has been settled. The mortgages of some or all of the other plaintiffs in the alleged class do not contain arbitration agreements. The court dismissed the sole federal law claim alleged by the plaintiffs against a non-affiliated defendant, and as a result dismissed without prejudice the state law claims against Saxon Mortgage Services and the other remaining defendants on jurisdictional grounds. The remaining named plaintiff re-filed the case as Loisann Singer, et al. v. Saxon Mortgage Services (f/k/a Meritech Mortgage Services, Inc.), et al. in the Circuit Court of Cook County, Illinois, Case No. 03CH13222 , and on our motion, the case was removed to the U.S. District Court for the Northern District of Illinois on September 10, 2003. The parties have agreed in principal to a settlement in exchange for a dismissal. The settlement would require us to pay approximately $0.2 million to the group of 27 former Illinois borrowers and their attorneys. The settlement is contingent upon negotiation and execution of a settlement agreement between the parties, entry by the court of the parties’ joint motion for preliminary approval of the settlement agreement, and notice to class members, and a hearing on and finding of fairness and reasonableness of the settlement by the Court. The settlement would not preclude former borrowers in other states from bringing similar claims, or attempting to assert similar claims as a class action.

Shirley Hagan, et al. v. Concept Mortgage Corp., Saxon Mortgage and others is a class action filed on February 27, 2003 in the Circuit Court of Wayne County, Michigan. The suit alleges that the defendant mortgage companies, including Saxon Mortgage, violated the Home Ownership and Equity Protection Act, the Truth in Lending Act, and the Real Estate Settlement Procedures Act with respect to the fees and interest rate charged to plaintiff and the related loan disclosures, in connection with the plaintiff’s loan and the loans of a similarly situated class of borrowers. The suit seeks rescission of the affected loans, damages with interest, and costs and attorneys fees. We removed the case to federal court and filed a motion to compel arbitration, which was granted by the Magistrate Judge and subsequently appealed by the plaintiff. The District Court affirmed the Magistrate Judge’s order, and we have initiated arbitration. The case is pending in the U.S. District Court for the Eastern District of Michigan, Southern Division, Case No. 03-71233. At this time we cannot predict the outcome of this matter.

We are subject to other legal proceedings arising in the normal course of our business. In the opinion of management, the resolution of these proceedings is not expected to have a material adverse effect on our financial position or our results of operations.

Policies with Respect to Certain Activities

The following is a discussion of our anticipated policies with respect to dividends, investments, financing, lending, and certain other activities. Upon consummation of the REIT conversion, our policies with respect to the activities may be reviewed and generally may be amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate. Our investment policies do not include making direct investments in real estate or interests in real estate other than as described below.

Investments in Real Estate Mortgages. We are engaged in the business of originating, purchasing and servicing non-conforming residential mortgage loans. We conduct our business primarily through our operating subsidiaries, most of which will be taxable REIT subsidiaries. These loans are secured primarily by first mortgages. We make mortgage loans to borrowers who typically have limited credit histories, have high levels of consumer debt, or have experienced credit difficulties in the past. We originate and purchase loans on the basis of the borrower’s ability to repay the mortgage loan, the borrower’s historical pattern of debt repayment, and the appropriateness of the loan collateral (including the amount of equity in the borrower’s property (as measured by the borrower’s loan-to-value ratio or LTV). The interest rate and maximum loan amount are determined based upon our underwriting and risk-based pricing matrices.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the gross income and asset tests necessary for REIT qualification, we may invest in securities of entities engaged in real estate activities or securities of other issuers, including to exercise control over such entities. We may acquire all or substantially all of the securities or assets of other REITs or other entities where such investments would be consistent with our investment policies. No such investments will be made, however, if the proposed investment would cause us to be an “investment company” under the Investment Company Act.

Financing Policies

We do not have a policy limiting the amount of indebtedness that we may incur. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. In the future, we may seek to extend, expand, reduce or renew our credit facilities or obtain new credit facilities or lines of credit that may contain certain limitations on indebtedness.

We finance our mortgage loans initially under one of several different secured and committed warehouse financing facilities on a recourse basis. These loans are subsequently financed using asset-backed securities issued through securitization trusts. We access the asset-backed securitization market to provide long-term financing for our mortgage loans.

To qualify as a REIT under the Code, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). We may be required to borrow funds on a short-term basis or liquidate investments to meet the distribution requirements that are necessary to qualify as a REIT, even if management believes that it is not in our best interests to do so.

We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and our ability to generate cash flow from our operations or from particular properties to cover expected debt service. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Lending Policies

We originate, purchase, securitize, and service primarily non-conforming residential mortgage loans derived through three separate production channels: wholesale, retail, and correspondent. We may also make loans to our subsidiaries, any joint ventures and other entities. For additional information, see “Business.”

Policies with Respect to Other Activities

Our policies with respect to the activities described below may be reviewed and generally amended or revised from time to time by our board of directors or as applicable, the directors of our subsidiaries, without a vote of the shareholders.

We have authority to offer common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares of common stock or any other securities and may engage in such activities in the future. Subsequent to our acquisition of our predecessor in July 2001, we have not issued any equity securities, except as incentive compensation through our 2001 Plan or upon the exercise of warrants issued in connection with our acquisition of all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001. We have not issued any debt securities except for a $25 million note issued in connection with the acquisition of our predecessor.

We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors, without the need for shareholder approval. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers nor do we presently intend to invest in the securities of other issuers other than our wholly-owned subsidiaries. From time to time, we will evaluate investment opportunities in other real estate related entities and may in the future invest in one or more of these entities. At all times, we intend to make investments in such a manner as to be consistent with the requirements of the Code for us to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the board of directors determines that it is no longer in our best interests to qualify as a REIT.

Reports to Investors

We are subject to the information and reporting requirements of the Exchange Act and have been filing periodic reports, proxy statements and other reports with the SEC since January 2002. Our annual reports on Form 10-K contain financial statements certified by independent public accountants. See “Where You Can Find Additional Information.”

SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2000, 1999, and 1998, for the period January 1, 2001 to July 5, 2001, and for the years ended December 31, 2000, 1999, and 1998 have been derived from our predecessor’s consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors.

The following selected financial data for Saxon for the year ended December 31, 2002, the period July 6, 2001 to December 31, 2001, and as of December 31, 2002 and 2001 have been derived from our consolidated financial statements, which have been audited by our independent auditors. The following selected financial data for Saxon for the nine month periods ended September 30, 2003 and 2002 have been derived from our unaudited condensed consolidated financial statements.

Prior to July 6, 2001, we sold our mortgage loans, while retaining certain residual interests, through securitizations structured as sales, with a corresponding one-time recognition of gain or loss under GAAP. Since July 6, 2001, we have structured our securitizations as financing transactions. These securitizations do not meet the qualifying special purpose entity criteria under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or SFAS 140, because, after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by us; also, as servicer we are subject to applicable contractual provisions and have sole discretion to use our best commercial judgment in determining whether to sell or work out any troubled loans securitized through the securitization trust. Accordingly, following a securitization, the mortgage loans remain on our consolidated balance sheet, and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. We record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization and do not recognize a gain or loss upon completion of the securitization. This accounting treatment more closely matches the recognition of income with the actual receipt of cash payments and is expected to decrease our earnings volatility compared to those companies that structure their securitizations as sale transactions for GAAP purposes. This change has significantly impacted our results of operations after July 6, 2001, compared to our results for periods prior to July 6, 2001.

The information contained in the following table may not be comparable to our operations on a going-forward basis because, among other things, the historical information relates to an operating entity whose securitizations are structured as REMICs while the Saxon REIT’s securitization will be structured as borrowing transactions for federal income tax purposes. In addition, we will not pay federal income tax on our REIT income and expect to pay quarterly dividends of at least 90% of our REIT taxable income. Therefore, our historical results and those of our predecessor and management’s discussion of these results may not be indicative of our future results.

	Saxon Capital, Inc. (1)				SCI Services, Inc. (predecessor)
			December 31,		December 31,
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	2002	2001	2000	1999	1998
			($ in thousands)
Balance Sheet Data:
Mortgage loan portfolio, net	4,571,229	3,165,208	$3,572,246	$1,702,481	$103,954	$121,445	$137,709
Interest-only residual assets	—	—	—	—	298,415	346,675	281,898
Mortgage servicing rights, net	33,426	24,905	24,971	33,847	47,834	40,416	34,523
Servicing related advances (2)	95,697	110,628	102,558	101,645	30,847	28,735	15,735
Total assets	5,142,168	3,352,795	4,163,162	1,899,349	572,408	640,432	600,321
Warehouse financing	51,416	477,252	474,442	283,370	88,225	110,465	137,123
Securitization financing	4,709,762	2,568,078	3,347,251	1,326,660	—	—	—
Total liabilities	4,817,569	3,085,029	3,876,816	1,647,351	228,871	294,775	311,410
Shareholders’ equity	324,599	267,766	286,346	251,998	343,537	345,657	288,927

	Saxon Capital, Inc. (1)					SCI Services, Inc. (predecessor)
						Year Ended December 31,
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999	1998
	($ in thousands, except per share data)
Operating Data:
Interest income	223,165	150,234	$214,063	$50,328	$15,331	$34,444	$45,818	$35,794
Interest expense	(88,797)	(61,286)	(87,068)	(23,457)	(11,524)	(24,875)	(21,342)	(18,817)

Net interest income	134,368	88,948	126,995	26,871	3,807	9,569	24,476	16,977
Provision for mortgage loan losses	(26,808)	(21,205)	(28,117)	(11,861)	(8,423)	(6,403)	(9,107)	(4,363)

Net interest income after provision for mortgage loan losses	107,560	67,743	98,878	15,010	(4,616)	3,166	15,369	12,614
Gain on sale of mortgage assets	975	365	365	—	32,892	79,234	98,369	76,277
Servicing income, net of amortization	44,932	24,260	35,260	12,213	16,670	23,677	15,984	10,237

Total net revenues	153,467	92,368	134,503	27,223	44,946	106,077	129,722	99,128

General and administrative, payroll and other expenses	(79,988)	(66,761)	(90,293)	(37,467)	(43,798)	(70,236)	(63,538)	(51,116)
Impairment of assets, net	—	—	—	—	7,301	108,445	8,308	28,596
Impairment of predecessor goodwill	—	—	—	—	44,963	—	—	—

Total expenses	(79,988)	(66,761)	(90,293)	(37,467)	(96,062)	(178,681)	(71,846)	(79,712)

Income (loss) before taxes	73,479	25,607	44,210	(10,244)	(51,116)	(72,604)	57,876	19,416
Income tax expense (benefit)	28,545	10,041	16,833	(3,957)	(21,609)	(24,084)	21,228	7,398

Net income (loss)	44,934	15,566	$27,377	$(6,287)	$(29,507)	$(48,520)	$36,648	$12,018

Basic earnings per common share (3)	$1.58	$0.55	$0.97	$(0.22)	$(1.05)	$(1.73)	$1.31	$0.43
Average common shares outstanding (basic)	28,476,073	28,087,203	28,103,695	28,050,100	28,050,100	28,050,100	28,050,100	28,050,100
Diluted earnings per common share (3)	$1.51	$0.53	$0.94	$(0.22)	$(1.05)	$(1.73)	$1.31	$0.43
Average common shares outstanding (diluted)	29,846,257	29,300,850	29,165,184	28,050,100	28,050,100	28,050,100	28,050,100	28,050,100

	Saxon Capital, Inc. (1)				SCI Services, Inc. (predecessor)
						Year Ended December 31,
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001	2000	1999	1998
	($ in thousands)
Other Data:
Total mortgage loan production (4)	2,159,640	1,777,655	$2,484,074	$1,112,661	$1,220,575	$2,088,503	$2,234,512	$2,137,958
Wholesale production (4)	854,144	745,549	1,034,278	501,780	463,607	712,746	1,011,652	801,634
Retail originations (4)	590,453	453,562	645,949	252,819	194,703	233,753	174,611	106,544
Correspondent production (4)	715,043	448,825	615,288	358,062	562,265	1,142,004	1,048,249	1,229,780
Called loans (4)(5)	—	129,719	188,559	—	—	—	—	—
Mortgage loans securitized	2,650,167	1,504,999	2,204,816	1,352,698	661,456	2,098,659	2,679,556	2,349,035
Total serviced assets at period end	8,778,290	6,914,663	7,575,560	6,355,304	6,286,078	5,588,598	4,803,812	3,578,946
Average principal balance per loan serviced at period end	120	103	$109	$96	$95	$93	$100	$104
Number of retail branches at period end	27	20	20	17	16	16	14	14
Average number of wholesale account executives (6)	132	118	121	106	105	107	115	91
Ratios:
Average equity to average assets	8.8%	13.2%	8.9%	15.4%	36.9%	56.8%	51.1%	50.1%
Return on average equity (7)	19.6%	8.0%	10.2%	(6.0)%	(23.2)%	(14.1)%	11.6%	4.8%
Return on average assets (7)	1.3%	0.8%	0.9%	(0.9)%	(8.6)%	(8.0)%	5.9%	2.4%
Asset Quality Data (Total Servicing Portfolio):
Total seriously delinquent including real estate owned (8)	10.1%	11.6%	11.3%	12.0%	N/A	10.1%	8.0%	6.3%
Total seriously delinquent excluding real estate owned	8.9%	9.8%	9.7%	10.2%	N/A	8.7%	6.9%	5.4%
Annual losses on serviced portfolio as a percentage of total serviced assets (7)	1.2%	1.2%	1.5%	1.3%	N/A	0.8%	0.7%	0.4%

(1)	We acquired all of the issued and outstanding capital stock of our predecessor from Dominion Capital on July 6, 2001.
(2)	During 2001, we changed our presentation of recording advances and recoveries from the securitizations from a net basis to a gross basis.
(3)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.
(4)	Principal balances only.
(5)	Called loans occur upon exercise of the clean-up call option by us, as servicer or master servicer, of the securitized pools of our predecessor for which Dominion Capital retained residual interests. In some cases the rights to exercise the call option, as well as the pool of called loans, may be owned by an unaffiliated third party. With respect to 2002, the clean-up call options in some instances were held by us and in others were held by Dominion Capital.
(6)	Includes area and regional sales management positions.
(7)	Data for incomplete years have been annualized.

(8)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.
N/A	Information not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We do not expect our financial condition and results of operations to change significantly from the information set forth below following the REIT conversion, except that we will not pay federal income tax on a portion of our income and will pay dividends of at least 90% of our REIT taxable income. In addition, we will pay tax on the income generated by our taxable REIT subsidiaries.

The Company

Upon completion of the REIT conversion, we will be a publicly traded company that, through our taxable REIT subsidiaries, originates, purchases, and services primarily non-conforming residential mortgage loans. These loans are secured primarily by first mortgages.

After the REIT conversion, our strategy will be to accumulate in our REIT or in other qualified REIT subsidiaries a portfolio of non-conforming mortgage loans that we originate in our taxable REIT subsidiaries to produce stable net interest income and dividends to our shareholders. We also intend to sell loans in our taxable REIT subsidiaries and generate origination fees and servicing income in those subsidiaries, enabling us to increase our capital by retaining the after tax income in those subsidiaries, subject to the limitations imposed by REIT tax rules.

After the REIT conversion, our principal elements of revenues are expected to be interest income generated from our portfolio of non-conforming mortgage loans at our REIT, qualified REIT subsidiaries and taxable REIT subsidiaries. Additional components of revenues are expected to be gains on sale from the sale of loans, servicing income, and loan origination fees, all initially expected to be generated at our taxable REIT subsidiaries. Our primary components of expenses are expected to be interest expense on our warehouse lines and securitizations and general and administrative expenses and payroll and related expenses arising from our origination and servicing businesses.

Acquisition of SCI Services Inc.

As discussed in “Business,” we purchased all of the issued and outstanding shares of capital stock of our predecessor on July 6, 2001. We accounted for the acquisition as a purchase in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, or SFAS No. 141. Historical results on or before July 5, 2001 are those of our predecessor and results after July 5, 2001 are our results. In accordance with SFAS 141, our results are not combined with those of our predecessor for financial statement purposes. For the purpose of this management’s discussion and analysis of financial condition and results of operations, we have combined our results and those of our predecessor and, unless the context requires otherwise, references to “we,” “us” and “our” refer to the combined results of Saxon and our predecessor.

Lack of Comparability Following the REIT Conversion

With the exception of the impact of taxes and dividends following the REIT conversion, we expect that the historical results of operations will be comparable to the results of our operations following the REIT conversion.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and the estimates will change under different assumptions or conditions.

We do not expect to change our critical accounting policies as a result of the REIT conversion. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. We believe the following represent our critical accounting policies, as discussed below:

•	allowance for loan loss;

•	mortgage servicing rights valuation;

•	hedging; and

•	accounting for income taxes.

Allowance for Loan Loss

The allowance for loan loss is established through the provision for loan losses, which is charged to earnings on a monthly basis. The accounting estimate of the allowance for loan loss is considered critical as significant changes in the mortgage loan portfolio, which includes both securitized and unsecuritized mortgage loans, or economic conditions may affect the allowance for loan loss and our results of operations. The assumptions used by management regarding these key estimates are highly uncertain and involve a great deal of judgment.

Provisions are made to the allowance for loan loss for currently existing losses in the outstanding mortgage loan portfolio balances. Charge-offs to the provision are recorded at the time of liquidation or at the time the loan is transferred to real estate owned. The allowance for loan losses is regularly evaluated by management for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio performance and credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay. An internally developed roll rate analysis, static pool analysis and historical losses are the primary tools used in analyzing our allowance for loan loss. These tools take into consideration historical information regarding delinquency and loss severity experience and apply that information to the portfolio. If actual results differ from our estimates, we may be required to adjust our provision accordingly. Likewise, the use of different estimates or assumptions could produce different provisions for loan losses. For example, as of September 30, 2003, if we were to assume a 10% and a 25% increase in both delinquencies and loss severities, our allowance for loan loss and related provision would have increased by $1.2 million and $21.2 million, respectively.

Mortgage Servicing Rights Valuation

The valuation of mortgage servicing rights, or MSRs, requires that we make estimates of numerous market assumptions. Interest rates, prepayment speeds, servicing costs, discount rates, and the payment performance of the underlying loans significantly affects our ongoing valuations and the rate of amortization of MSRs. In general, during periods of declining interest rates, the value of MSRs decline due to increasing prepayments attributable to increased mortgage refinancing activity.

The carrying values of the MSRs are amortized in proportion to, and over the period of, the anticipated net cash flows from servicing the loans. MSRs are assessed periodically to determine if there has been any impairment to the carrying value, based on the fair value at the date of the assessment and by stratifying the MSRs based on underlying loan characteristics, including the year of capitalization. We obtained independent third-party appraisals to determine the fair value of our MSRs at September 30, 2003 and will regularly obtain these appraisals. At September 30, 2003, key economic assumptions and the sensitivity of the current fair value for the MSRs to immediate changes in those assumptions were as follows:

September 30, 2003
($ in thousands)
Book value of MSRs	$33,426
Fair value of MSRs	$36,864
Expected weighted-average life (in years)	3.5
Weighted average constant prepayment rate (1)	34 CPR
Weighted average discount rate	14.15%

Impact on Fair Value
Constant Prepayment Rate:
Increase in CPR of 20%	$(7,299)
Increase in CPR of 25%	$(8,889)
Increase in CPR of 50%	$(15,729)

Discount Rate:
Using a discount rate of 20%	$(4,247)
Using a discount rate of 22%	$(5,464)
Using a discount rate of 24%	$(6,575)

(1)	The constant prepayment rate, or CPR, means a prepayment assumption which represents a constant assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans.

These sensitivities are hypothetical and are for illustrative purposes only. As the table above demonstrates, the methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, our determination of fair value uses current prepayment speeds. Actual prepayment experience in the future may differ and any difference may have a material effect on the MSR fair value. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption. In reality, changes in one factor may be associated with changes in another (for example, increases in market interest rates may result in lower prepayments, but credit losses may increase), which may magnify or counteract the sensitivities. Any measurement of an MSR’s fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

Due to subsequent changes in economic and other relevant conditions, the actual rates of prepayments and defaults and the value of collateral generally differed from our initial estimates, and these differences are sometimes material. If actual prepayment and default rates are higher than those assumed, less mortgage servicing income would be expected, which would adversely affect the value of the MSRs. As demonstrated above, significant changes in prepayment speeds, delinquencies, and losses may result in impairment of most MSRs, and would be recorded in our consolidated statements of operations.

Hedging

Under hedge accounting, the changes in fair value of the derivative instruments we invests in are reflected in other comprehensive income and do not affect net income until the instruments are settled or sold for cash. To qualify for hedge accounting, we must demonstrate, on an ongoing basis, that our interest rate risk management activity is highly effective. The determination of effectiveness is the primary assumption and estimate used in accounting for our hedge transactions. In instances where we use swaps as a hedge, the swap rate is fixed and compared monthly to the one-month LIBOR index. The payment of interest on our bonds issued in a securitization transaction is based upon the same index, and has the same reset day. Therefore, we consider the swaps to be an effective hedge against interest rate risk. Likewise, when we use options as a hedge, such as caps and floors, they also are considered to be effective hedges. In the case where we may use Eurodollar futures, correlation analysis is necessary since a slight amount of basis risk can occur. The correlation calculation for Eurodollars is calculated by capturing historic swap rates and the corresponding Eurodollar prices, and then calculating a financing rate, for the maturity deemed necessary. Market changes for each of the respective yields are recorded over time, and a correlation percentage is calculated through use of regression analysis. If we are unable to qualify certain of our interest rate risk management activities for hedge accounting, then the change in fair value of the associated derivative financial instruments would be reflected in current period earnings, but the change in fair value of the related liability may not, thus creating a possible earnings mismatch.

Moreover, the treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. The tax law provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represents a source of income that qualifies for purposes of the 95% gross income test (but not for the 75% gross income test). See “Material Federal Income Tax Consequences – Federal Income Taxation of Saxon REIT Following the REIT Conversion” and “Material Federal Income Tax Consequences –REIT Qualification–Gross Income Tests.” The treatment of hedges entered into to hedge risks other than interest rate risk, or to hedge assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We believe, nevertheless, that the hedging transactions that we will employ will fit within the limitations imposed under the tax law applicable to REITs. We may, however, find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the entity-level tax imposed on the taxable REIT subsidiary.

Accounting for Income Taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax asset. As of September 30, 2003, we had not recorded a valuation allowance on the deferred tax asset based on management’s belief that operating income will, more likely than not, be sufficient to realize the benefit of these assets over time. The determination of the need for a valuation allowance takes into consideration our recent earnings history, current tax position, and estimates of taxable income in the near term. The tax character (ordinary versus capital) and the carryforward periods of certain tax attributes such as capital losses and tax credits are also considered. Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets. If actual results differ from these estimates or if our current trend of positive operating income changes, we may be required to record a valuation allowance on our deferred tax assets, which could have a material adverse effect on its consolidated financial condition and results of operations. We will continue to employ this accounting policy with respect to our taxable REIT subsidiaries.

Consolidated Results

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

General

We reported net income of $44.9 million for the nine months ended September 30, 2003, compared to net income of $15.6 million for the nine months ended September 30, 2002. The increase in net income during the first nine months of 2003 compared to the first nine months of 2002 was primarily the result of growth in our mortgage loan portfolio, which more than offset the decline in net interest margin, as well as an increase in our net servicing income during the first nine months of 2003. Net interest margin is calculated as the difference between our interest income and interest expense divided by our average interest-earning assets. The decline in net interest margin year over year is largely reflective of a shift in the portfolio to higher credit quality paper, a consequence of significant mortgage refinancing activity, resulting in a lower weighted average coupon on our mortgage loan portfolio. Because of this trend, our provision for loan losses decreased for the first nine months ended September 30, 2003 compared to the first nine months ended September 30, 2002. In addition, the higher refinance activity has generated higher prepayment penalty income for the same period.

Net Revenues

Net revenues increased $61.1 million to $153.5 million for the nine months ended September 30, 2003, from $92.4 million for the nine months ended September 30, 2002. See the discussion of individual net revenue components below.

Net interest income after provision for mortgage loan losses. Interest income primarily represents the sum of interest earned on mortgage loans securitized and unsecuritized mortgage loans, and interest earned on cash collection balances. Interest expense includes the borrowing costs to finance mortgage loan originations and purchases from our securitizations and from our credit facilities used to finance our mortgage loans before securitization. Net interest income is calculated as the difference between interest income and interest expense.

Net interest income after provision for mortgage loan losses increased $39.9 million to $107.6 million for the nine months ended September 30, 2003, from $67.7 million for the nine months ended September 30, 2002. This increase was due to the following:

Interest Income. Interest income, net of amortization, increased $73.0 million to $223.2 million for the nine months ended September 30, 2003, from $150.2 million for the nine months ended September 30, 2002. The increase in interest income is due primarily to a 27.8% increase in the mortgage loan portfolio since December 31, 2002, which resulted in an increase in gross interest income of $101.8 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. As the mortgage loan portfolio grew, the amount of accumulated basis adjustments also increased, which offset interest income due to higher amortization of $9.4 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. Basis adjustments include premiums and discounts on mortgage loans, net deferred origination costs and non-refundable fees, which increased due to the origination and purchase of mortgage loans during the nine months ended September 30, 2003. Similarly, the amortization of fair value hedges increased $18.4 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002, which also reduced interest income. The amortization of fair value hedges increased as a result of losses sustained on our fair value hedges in late 2002. A decrease in the weighted average coupon rate of our portfolio due to increased refinancing activity and decreasing interest rates also offset the increase in interest income. New production for the nine months ended September 30, 2003 had a weighted average coupon rate of approximately 7.6% as compared to loans being removed from our portfolio at approximately 8.7%. Components of interest income include the gross interest received on a mortgage loan, less amortization of deferred costs to originate the loan and amortization of the net hedge loss on closed hedges. Table 1 below presents the average yield on our interest-earning assets for the nine months ended September 30, 2003 and 2002, respectively.

Table 1 – Interest Income Yield Analysis Nine months Ended September 30, 2003 compared to Nine months Ended September 30, 2002

	Nine months Ended September 30, 2003			Nine months Ended September 30, 2002
	Average Balance	Interest Income	Average Yield	Average Balance	Interest Income	Average Yield
	($ in thousands)
Gross	$4,077,821	$260,655	8.52%	$2,334,863	$159,908	9.13%
Less amortization of basis adjustments (1)	—	(17,545)	(0.57)%	—	(8,146)	(0.47)%
Less amortization of fair value hedges	—	(19,945)	(0.65)%	—	(1,528)	(0.09)%

Total interest-earning assets	$4,077,821	$223,165	7.30%	$2,334,863	$150,234	8.57%

(1)	Components of interest income include the gross interest received on a mortgage loan, less amortization of deferred costs to originate the loan and amortization of the net hedge loss on closed hedges.

Interest Expense. Interest expense increased $27.5 million to $88.8 million for the nine months ended September 30, 2003, from $61.3 million for the nine months ended September 30, 2002. This increase is primarily related to the average balance of borrowings increasing from $2.4 billion for the nine months ended September 30, 2002, to $4.2 billion for the nine months ended September 30, 2003, as a result of the growth in our mortgage loan portfolio. This interest expense increase was partially offset by the accretion of basis adjustments for the nine months ended September 30, 2003 as well as a decrease in the average yield on interest-bearing liabilities resulting from declining interest rates. Table 2 below presents the average yield on our interest-bearing liabilities for the nine months ended September 30, 2003 and 2002, respectively.

Table 2 – Interest Expense Yield Analysis Nine Months Ended September 30, 2003 compared to Nine months Ended September 30, 2002

	Nine months Ended September 30, 2003			Nine months Ended September 30, 2002
	Average Balance	Interest Expense	Average Yield	Average Balance	Interest Expense	Average Yield
	($ in thousands)
Warehouse financing	$75,787	$1,427	2.48%	$52,551	$1,266	3.18%
Less buydown	—	(674)	(1.17)%	—	(651)	(1.64)%

Net warehouse financing	75,787	753	1.31%	52,551	615	1.54%

Repurchase agreements	299,467	4,067	1.79%	268,938	4,968	2.44%

Securitization financing:
Gross	3,823,568	104,139	3.63%	2,020,121	63,846	4.21%
Less accretion of basis adjustments (1)	—	(25,042)	(0.87)%	—	(11,816)	(0.78)%
Add amortization of cash flow hedges	—	1,131	0.04%	—	—	—

Net securitization financing	3,823,568	80,228	2.80%	2,020,121	52,030	3.43%

Notes payable	25,000	1,496	8.00%	25,000	1,495	8.00%
Other expenses	—	2,253	—	—	2,178	—

Total interest-bearing liabilities	$4,223,822	$88,797	2.82%	$2,366,610	$61,286	3.45%

(1)	Basis adjustments include deferred issuance costs and premiums and discounts on bonds.

Provision for Mortgage Loan Losses. Provision for mortgage loan losses increased $5.6 million to $26.8 million for the nine months ended September 30, 2003, from $21.2 million for the nine months ended September 30, 2002. This increase is a result of an increase in delinquent loan balances due to both the aging and growth of our mortgage loan portfolio. The higher credit grades of new production, however, have had a positive impact on the amount of provision relative to volume increases.

We did not make any significant changes in our reserve methodologies or assumptions during the nine months ended September 30, 2003.

Servicing Income. Servicing income, net of amortization and impairment, represents all contractual and ancillary servicing revenue (primarily late fees and electronic payment processing fees) for servicing third party loans. Contractual servicing fees relating to our mortgage loan portfolio is a component of interest income. We do, however, collect ancillary fees on our mortgage loan portfolio and classify such fees as servicing income. Prepayment penalty income, also included within servicing income, represents all contractual income received for loans in which a borrower chose to prepay before a contractual time period. Prepayment penalty income is only collected on our owned mortgage loans.

Servicing income, net of amortization and impairment, increased $20.6 million to $44.9 million for the nine months ended September 30, 2003, from $24.3 million for the nine months ended September 30, 2002. The increase reflects an increase in prepayment penalty income of $13.6 million, a decrease of approximately $5.9 million of MSR amortization, a decrease in the MSR impairment charge of $0.7 million and an increase in servicing fee income of $1.5 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. These increases were partially offset by an increase of tax service fee expenses of $0.7 million in the first nine months of 2003. The increase in prepayment penalty income is due to an increase in mortgage loan refinancing related to a decrease in market interest rates in the first nine months of 2003. The decrease in MSR amortization is due to the aging of the associated third party loan portfolio. The increase in servicing fee income was the result of a higher average servicing portfolio balance. The increase in the tax servicing fee expense was due to the acquisition of third party servicing rights during the first nine months of 2003.

The information relating to our servicing income is shown on Table 3 below:

Table 3—Servicing Income Nine months Ended September 30, 2003 compared to Nine months Ended September 30, 2002

	Nine months Ended September 30,
	2003	2002
	($ in thousands)
Average third party servicing portfolio	$4,159,794	$4,344,844
Average owned portfolio	$4,017,132	$2,290,140
Average total servicing portfolio	$8,176,925	$6,634,984
Servicing income	$29,395	$27,901
Prepayment penalty income	$21,155	$7,576
Amortization and impairment (1)	$5,618	$11,217

Servicing fees - third party portfolio (2)	93	78
Amortization and impairment - third party portfolio (1)(2)	18	34
Prepayment penalty income - owned portfolio (2)	70	44
Other servicing income – total servicing portfolio (2)(3)	1	5
Servicing income – total servicing portfolio (2)	48	56

(1)	Includes amortization of MSRs.
(2)	Annualized and in basis points.
(3)	Includes primarily late fees, electronic processing fees, and tax service fee expense. Ancillary fees are collected and recorded within other servicing income for both the third party portfolio as well as the owned portfolio.

Our mortgage loan servicing portfolio, including loans recorded on the condensed consolidated balance sheets, increased approximately $1.2 billion to $8.8 billion at September 30, 2003, from $7.6 billion at December 31, 2002. The increase was due primarily to the origination and purchase of $2.2 billion of mortgage loans during the nine months ended September 30, 2003, the acquisition of servicing rights related to approximately $1.9 billion of mortgage loans owned by non-affiliated companies during the nine months ended September 30, 2003, offset by decreases caused by prepayments and losses totaling $2.5 billion.

Effective July 1, 2003, government regulations related to the Alternative Mortgage Transactions Parity Act were amended to restrict the ability of state-chartered mortgage lenders to charge prepayment penalties on certain types of mortgage loans.

Expenses

Total expenses increased $13.2 million to $80.0 million for the nine months ended September 30, 2003, from $66.8 million for the nine months ended September 30, 2002. The items that primarily impacted this were an increase in payroll and related expenses of $5.0 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002, and an increase in general and administrative expenses of $6.7 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. These items are discussed in greater detail below.

Payroll and Related Expenses. Payroll and related expenses include salaries, benefits, payroll taxes, and severance. Payroll and related expenses increased $5.0 million to $42.5 million for the nine months ended September 30, 2003, from $37.5 million for the nine months ended September 30, 2002. The increase was primarily due to the accrual of $1.4 million for the FLSA litigation and the increase in employees in 2003 versus 2002, for which salary expense increased $4.9 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002, offset by a decrease in severance expense of $1.0 million for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002.

We employed 1,150 full time employees as of September 30, 2003, compared to 1,077 full time employees as of December 31, 2002 and 1,043 as of September 30, 2002.

General and Administrative Expenses. General and administrative expenses consist primarily of office rent, insurance, telephone, license fees, professional, travel and entertainment expenses, depreciation, and advertising and promotional expenses. General and administrative expenses increased $6.7 million to $33.9 million for the nine months ended September 30, 2003, from $27.2 million for the nine months ended September 30, 2002. The increase was primarily due to increased costs associated with higher mortgage loan production, as well as increased non-capitalizable costs associated with opening and operating additional retail branches and preparation for our servicing system conversion, offset by our additional focused control on expenses.

As a result of our increased scrutiny of expenses, the growth of our mortgage loan portfolio and our increased efficiencies in our servicing and origination our efficiency ratio has improved from 72.3% for the nine months ended September 30, 2002, to 52.1% for the nine months ended September 30, 2003. Likewise, total expenses as a percentage of average assets has decreased to 2.3% for the nine months ended September 30, 2003, from 3.4% for the nine months ended September 30, 2002. Our efficiency ratio is calculated as our total expenses divided by our net revenues. Total expenses as a percentage of average assets is calculated based on our total expenses for the period indicated divided by our average assets for the same period. Average assets are calculated as a simple average over the time period indicated.

Income Taxes. We recorded income tax expense of $28.5 million and $10.0 million for the nine months ended September 30, 2003 and 2002, respectively. We experienced a 38.8% effective tax rate for the nine months ended September 30, 2003, compared to a 39.2% effective tax rate for the nine months ended September 30, 2002.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

General

We reported net income of $27.4 million for 2002 compared to a net loss of $35.8 million for 2001. The increase in net income in 2002 was primarily the result of the change in accounting for our securitizations from gain on sale to portfolio accounting as of July 6, 2001, which resulted in us having more mortgage loans on our consolidated balance sheets, and the decrease in impairment charges relating to predecessor goodwill.

Net Revenues

Net revenues increased $62.3 million to $134.5 million for 2002, from $72.2 million for 2001. The increase in net revenues was primarily attributable to our change in securitization structure after July 5, 2001.

Net interest income after provision for mortgage loan losses. For the periods before July 6, 2001, the provision for mortgage loan loss included expenses recorded for losses we incurred for defaults on loans held for sale before their securitization, and for losses incurred on certain defaulted loans repurchased from a securitization due to either noncompliance with certain representations and warranties or to decrease the level of delinquent loans in a securitization to release excess cash flow. For periods after July 5, 2001, the provision for mortgage loan loss includes expenses recorded for losses we incurred for defaults on unsecuritized mortgage loans and for estimated losses on impaired securitized mortgage loans. See “The Company-Critical Accounting Policies - Allowance for Loan Loss.”

Net interest income after provision for mortgage loan losses increased $88.5 million to $98.9 million for 2002, from $10.4 million for 2001. This increase was due to the following:

Interest Income

Interest income increased $148.4 million to $214.1 million for 2002, from $65.7 million for 2001. The increase in interest income is due primarily from a result of our change in securitization structure as of July 6, 2001, which requires portfolio accounting, and which resulted in it having more mortgage loans on our consolidated balance sheets. We record interest income on our mortgage loan portfolio. Before July 6, 2001, we only recorded interest income on unsecuritized mortgage loans. Table 1 below presents the average yield on our interest-earning assets for the years ended December 31, 2002 and 2001, respectively.

Table 1 – Interest Income Yield Analysis For the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest (1)	Average Yield	Average Balance	Interest (1)	Average Yield
	($ in thousands)
Gross	$2,566,292	$232,332	9.05%	$733,297	$72,268	9.86%
Less amortization of basis adjustments (2)	—	(18,287)	(0.71)%	—	(1,301)	(0.18)%

Total interest-earning assets	$2,566,292	$214,044	8.34%	$733,297	$70,967	9.68%

(1)	Amount excludes provision for advanced interest and residual income.
(2)	Basis adjustments include premiums, discounts, hedge basis adjustments, and net deferred origination costs.

Interest Expense

Interest expense increased $52.1 million to $87.1 million for 2002, from $35.0 million for 2001. The increase in interest expense is primarily related to our change in securitization structure, which requires portfolio accounting, and which resulted in us having more debt on our consolidated balance sheets. We record interest expense on securitization financing debt used to finance our securitized loans and on warehouse financing before securitization. Before July 6, 2001, we only recorded interest expense to finance other mortgage loans. Table 2 below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2002 and 2001, respectively.

Table 2 – Interest Expense Yield Analysis For the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001

	Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest (1)	Average Yield	Average Balance	Interest (1)	Average Yield
	($ in thousands)
Warehouse financing	$60,845	$1,888	3.10%	$48,972	$2,594	5.30%
Repurchase agreements	276,634	6,733	2.43%	182,594	11,761	6.44%
Securitization financing:
Gross	2,279,536	93,293	4.09%	453,339	19,412	4.28%
Less amortization of basis adjustments (2)	—	(19,089)	(0.84)%	—	(2,768)	(0.61)%

Net	2,279,536	74,204	3.26%	453,339	16,644	3.67%

Notes payable	25,000	2,005	8.02%	73,858	4,635	6.28%

Total interest-bearing liabilities	$2,642,015	$84,830	3.21%	$758,763	$35,634	4.70%

(1)	Amount excludes loan buydown and legal fees associated with the warehouse facilities.
(2)	Basis adjustments include deferred issuance costs, premiums and discounts on bonds, and other comprehensive income related to cash flow hedges.

Provision for Mortgage Loan Losses

Provision for mortgage loan losses increased $7.8 million to $28.1 million for 2002, from $20.3 for 2001. The increase is a result of our change in securitization structure during July 2001 and our use of portfolio accounting for the full year 2002, which resulted in us having more mortgage loans on our consolidated balance sheets. We are now recording provisions for mortgage loan losses on our mortgage loan portfolio, which includes securitized loans and unsecuritized loans, for probable existing losses. Before July 6, 2001, we only recorded provision for mortgage loan losses for unsecuritized mortgage loans and, estimated losses for securitized mortgage loans were accounted for as a component of our gain on sale of mortgage assets.

Beginning in April 2002, we began utilizing the results of an enhanced version of our roll rate analysis that includes prepayment assumptions. We did not make any other significant changes in our reserve methodologies or assumptions during the year ended December 31, 2002.

Gain on Sale of Mortgage Assets

Gain on sale of mortgage assets decreased $32.5 million to $0.4 million for the year ended December 31, 2002, from $32.9 million for the year ended December 31, 2001. This decrease was attributable to our change in securitization structure after July 5, 2001. After July 5, 2001, we no longer record a gain at the time of securitization and we record interest income and loan loss provision over the life of the mortgage loans. The gain on sale of mortgage assets recorded during the year ended December 31, 2002 was related to a cash sale of mortgage assets and was not a securitization.

Servicing Income

Servicing income, net of amortization and impairment, represents all contractual and ancillary servicing revenue (primarily late fees and electronic payment processing fees) for loans we sold before July 6, 2001. Contractual servicing fees relating to loans securitized after July 6, 2001 is a component of interest income, due to our move to portfolio accounting. Servicing income, net of amortization and impairment, increased $6.4 million to $35.3 million for 2002, from $28.9 million for 2001. The increase was primarily due to the increase in prepayment penalty income of $3.2 million and a decrease of approximately $7.4 million of amortization for the year ended December 31, 2002 as compared to the year ended December 31, 2001, offset by an impairment charge during 2002 of $1.8 million and decreased third party servicing income of $3.2 million. The information relating to the servicing income is shown on Table 3 below:

Table 3—Servicing Income For the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001

	Year Ended December 31,
	2002	2001
	($ in thousands)
Average servicing portfolio (1)	$6,965,432	$5,971,951
Servicing income	$38,154	$49,059
Amortization and impairment(2)	$15,230	$20,828

Servicing fees (3)(4)	50	53
Prepayment penalty income (3)	18	15
Other servicing income (3)(5)	5	14
Total servicing income (3)	73	82
Amortization and impairment (2)(3)(5)	22	35

(1)	Average servicing portfolio includes the Saxon portfolio; however, servicing income is not recognized separately for these loans, but rather as a component of interest income.
(2)	Includes amortization of MSRs, and before Saxon’s divestiture, amortization of prepayment penalties since Dominion retained the related residual assets. Since the divestiture Saxon records income associated with prepayment penalties.
(3)	In basis points.
(4)	Includes master servicing fees received of $2,779, or 4 basis points, for the year ended December 31, 2002 and $2,451, or 4 basis points, for the year ended December 31, 2001.
(5)	Includes primarily late fees and electronic processing fees.

Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheet, increased $1.2 billion to $7.6 billion at December 31, 2002, from $6.4 billion at December 31, 2001. The increase was due primarily to the origination and purchase of $2.5 billion of mortgage loans during the year ended December 31, 2002, the acquisition of servicing rights related to approximately $1.1 billion of mortgage loans owned by non-affiliated companies during the year ended December 31, 2002, offset by decreases caused by prepayments and losses totaling $2.7 billion.

Expenses

Total expenses decreased $43.2 million to $90.3 million for 2002, from $133.5 million for 2001. The item that impacted this decrease was primarily 2001’s impairment of goodwill. These items are discussed in greater detail below.

Payroll and Related Expenses. Payroll and related expenses increased $5.6 million to $50.4 million for 2002, from $44.8 million for 2001. The increase was primarily due to the increase in employees in 2002 versus 2001, and a $1.3 million pre-tax severance charge during the third quarter of 2002.

We employed 1,077 full-time employees as of December 31, 2002, compared to 899 full-time employees as of December 31, 2001.

General and Administrative Expenses. General and administrative expenses increased $3.7 million to $40.3 million for 2002, from $36.6 million for 2001. The increase was primarily due to increased costs associated with higher mortgage production, as well as increased costs associated with opening additional retail branches.

Impairment of Assets. There was no impairment of goodwill or residual assets for the year ended December 31, 2002 as compared to a goodwill impairment of $45.0 million and a residual asset impairment of $7.3 million for the year ended December 31, 2001. The amount recorded for the year ended December 31, 2001 was primarily related to the impairment of predecessor goodwill in connection with the divestiture.

Income Taxes. We recorded income tax expense of $16.8 million for the year ended December 31, 2002 and a tax benefit of $25.6 million for the year ended December 31, 2001, respectively. We experienced a 38.1% effective tax rate for 2002, compared to a 41.7% effective tax benefit rate for 2001. The differences in our effective tax rate were due to the effect of us being part of a consolidated tax group of our predecessor for a part of 2001.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

General

We reported a net loss of $35.8 million for 2001 compared to a net loss of $48.5 million for 2000. The net loss in 2001 was primarily the result of the impairment of SCI Services, Inc. goodwill of $45.0 million leading up to the divestiture of Saxon and the move away from gain on sale to portfolio accounting. The net loss in 2000 was primarily the result of the impairment of retained interests in ABS securitizations, or residuals, of $108.4 million.

Net Revenues

Net revenues decreased $33.9 million to $72.2 million for 2001, from $106.1 million for 2000. The decrease in net revenues was primarily attributable to our change in securitization structure after July 5, 2001, as discussed above. After July 5, 2001, we no longer record a gain at the time of securitization and we record interest income and loan loss provision over the life of the mortgage loans.

Net interest income after provision for mortgage loan losses

Net interest income after provision for mortgage loan losses increased $7.2 million to $10.4 million for 2001, from $3.2 million for 2000. This increase was due to the following:

Interest Income

Interest income increased $31.3 million to $65.7 million for 2001, from $34.4 million for 2000. The increase in interest income is due primarily from a result of our change in securitization structure, which requires portfolio accounting, as discussed above, and which resulted in us having more mortgage loans on our consolidated balance sheets. We are now recording interest income on our securitized loans and unsecuritized mortgage loans. Before July 6, 2001, we only recorded interest income on unsecuritized mortgage loans. Table 1 below presents the average yield on our interest-earning assets for the years ended December 31, 2001 and 2000, respectively.

Table 1 – Interest Income Yield Analysis For the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000

	Year Ended December 31, 2001			Year Ended December 31, 2000
	Average Balance	Interest (1)	Average Yield	Average Balance	Interest (1)	Average Yield
	($ in thousands)
Gross	$733,297	$72,268	9.86%	$235,191	$27,520	11.70%
Less amortization (2)	—	(1,301)	(0.18)%	—	—	—

Total interest-earning assets	$733,297	$70,967	9.68%	$235,191	$27,520	11.70%

(1)	Amount excludes provision for advanced interest and residual income.
(2)	Basis adjustments include premiums, discounts, hedge basis adjustments, and net deferred origination costs.

Interest Expense

Interest expense increased $10.1 million to $35.0 million for 2001, from $24.9 million for 2000. The increase in interest expense is primarily related to our change in securitization structure, which requires portfolio accounting, as discussed previously, and which resulted in us having more debt on our consolidated balance sheets. We are now recording interest expense on securitization financing debt used to finance our securitized loans and on warehouse financing before securitization. Before July 6, 2001, we only recorded interest expense to finance unsecuritized mortgage loans. Table 2 below presents the average yield on our interest-bearing liabilities for the years ended December 31, 2001 and 2000, respectively.

Table 2 – Interest Expense Yield Analysis For the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000

	Year Ended December 31, 2001			Year Ended December 31, 2000
	Average Balance	Interest (1)	Average Yield	Average Balance	Interest (1)	Average Yield
	($ in thousands)
Warehouse financing	$48,972	$2,594	5.30%	$23,720	$1,639	6.91%
Repurchase agreements	182,594	11,761	6.44%	211,659	14,541	6.87%
Securitization financing:
Gross	453,339	19,412	4.28%	—	—	—
Less amortization	—	(2,768)	(0.61)%	—	—	—

Net	453,339	16,644	3.67%	—	—	—

Notes payable	73,858	4,635	6.28%	119,170	8,044	6.75%

Total interest-bearing liabilities	$758,763	$35,634	4.70%	$354,549	$24,224	6.83%

(1)	Amount excludes loan buydown and legal fees associated with the facility.

Provision for Mortgage Loan Losses

Provision for mortgage loan losses increased $13.9 million to $20.3 million for 2001, from $6.4 for 2000. The increase is a result of our change in securitization structure and required use of portfolio accounting, which resulted in us having more mortgage loans on our consolidated balance sheets. After July 5, 2001, we recorded provisions for loan losses on our mortgage loan portfolio, which includes securitized loans and unsecuritized loans, for expected existing losses. Before July 6, 2001, we only recorded provision for loan losses for unsecuritized mortgage loans. Before July 6, 2001, estimated losses for securitized loans were accounted for as a component of our gain on sale of assets.

We did not make any significant changes in our reserve methodologies or assumptions during the period July 6, 2001 to December 31, 2001. There have not been any significant changes in our loan quality or loan concentrations during the period July 6, 2001 to December 31, 2001. As expected, we did see a slight increase in our delinquent account levels at December 31, 2001, and increased our provision accordingly. We have determined that the increase was due, in part, to the downturn in the economy as well as the aging of the loan portfolio, as expected.

Gain on Sale of Mortgage Assets

The information relating to the gain on sale of mortgage assets at the time of securitization is shown on Table 3 below:

Table 3—Gain on sale of mortgage assets For the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000

	SCI Services, Inc.
	Period Ended July 5, 2001(1)	Year Ended December 31, 2000
	($ in thousands)
Principal balance of loans securitized	$661,456	$2,098,659
Gain on sale of mortgage assets	$32,892	$79,234
Weighted average gain on securitization (2)	497	378
Premiums on loans securitized (2)(3)	208	229
Securitization related costs (2)(3)	60	29

(1)	Because of Saxon’s change in securitization structure, which requires portfolio accounting, it did not record any gains from securitizations for the period July 6, 2001 to December 31, 2001.
(2)	In basis points.
(3)	Includes, for example, underwriting, accounting, and legal costs, and SEC registration fees directly related to the securitizations and net hedge activity.

The weighted average net gain on sale of mortgage assets at securitization increased in 2001 compared to 2000 due to lower premiums on loans securitized and a more favorable interest rate environment during 2001. Our lower premiums on loans securitized in 2001 were a direct result of lower mortgage loan production in our correspondent channel, which typically carry higher premiums.

Servicing Income

Servicing income, net of amortization and impairment, represents all contractual and ancillary servicing revenue (primarily late fees and electronic payment processing fees) for loans we sold before July 6, 2001. Beginning July 6, 2001, servicing income relating to loans securitized thereafter is a component of interest income due to the move to portfolio accounting. Servicing income, net of amortization and impairment, increased $5.2 million to $28.9 million for 2001, from $23.7 million for 2000. The increase was due primarily to a higher average servicing portfolio balance. The information relating to the servicing income is shown on Table 4 below:

Table 4—Servicing Income For the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000

	Year Ended December 31,
	2001	2000
	($ in thousands)
Average servicing portfolio	$5,971,951	$5,233,423
Servicing income	$49,059	$47,217
Amortization of MSRs and prepayment penalties	$20,828	$22,332

Servicing fees (1)(2)	53	48
Prepayment penalty income (1)(3)	15	27
Other servicing income (1)(4)	14	14
Total servicing income (1)	82	89
Amortization of MSRs and prepayment penalties (1)	35	43

(1)	In basis points.
(2)	Includes master servicing fees.
(3)	Prepayment penalty income decreased during the period July 6, 2001 to December 31, 2001 as the right to prepayment penalty income related to loans securitized before July 6, 2001 was retained by Dominion Capital.
(4)	Includes primarily late fees and electronic processing fees.

Our mortgage loan servicing portfolio, including loans recorded on the consolidated balance sheet, increased $0.8 billion to $6.4 billion at December 31, 2001, from $5.6 billion at December 31, 2000. The increase was due primarily to the origination and purchase of mortgage loans, and acquisition of $602.4 million of third party servicing, with the remainder of the increase due to higher mortgage production during 2001 of $244.7 million, partially offset by decreases caused by prepayments and losses.

Expenses

Total expenses decreased $45.2 million to $133.5 million for 2001, from $178.7 million for 2000. The items that impacted this decrease were primarily 2000’s impairment of residual assets and 2001’s impairment of SCI Services, Inc.’s goodwill. These items are discussed in greater detail below.

Payroll and Related Expenses. Payroll and related expenses increased $12.4 million to $44.8 million for 2001, from $32.4 million for 2000. The increase was primarily due to the increase in employees in 2001 versus 2000. In addition, certain management received retention bonuses in 2001 that totaled $1.1 million.

We employed 899 full-time employees as of December 31, 2001, compared to 843 full-time employees as of December 31, 2000.

General and Administrative Expenses. General and administrative expenses increased $1.6 million to $36.6 million for 2001, from $35.0 million for 2000. The increase was primarily due to increased costs associated with higher mortgage production. In addition, we incurred $1.0 million due to costs associated with the divestiture.

Impairment of Assets, Net. Impairment of assets, net decreased to $7.3 million for 2001 from $108.4 million for 2000. The decrease was primarily due to an impairment charge taken in June of 2000 related to our increase of the discount rate on our residual and servicing investments from 12% to 17% and the increase of the discount rate on our MSR’s from 12% to 15% to reflect changes in the estimates for the long term market discount rates.

Impairment of Goodwill. Impairment of goodwill of $45.0 million for 2001 was due to the sale of SCI Services, which resulted in the estimated proceeds from the transaction being substantially the same as the adjusted book value of SCI Services, excluding SCI Services, Inc.’s historical goodwill. SCI Services, Inc.’s historical goodwill related to Dominion’s acquisition of Saxon in May 1996. No impairment of goodwill occurred in 2000.

Income Taxes. We recorded income tax benefits of $25.6 million and $24.1 million for the years ended December 31, 2001 and 2000, respectively. We experienced a 41.7% effective tax benefit rate for 2001, compared to a 33.2% effective tax benefit rate for 2000. During the quarter ended March 31, 2001, Dominion Resources Inc., the parent company of Dominion Capital, recorded a state income tax benefit at the consolidated tax return level that was related to the recognition of net operating losses attributable to impairment writedowns of our assets. We recorded a state income tax benefit of approximately $3.0 million in the first six months of 2001. Due to our divestiture from Dominion Capital, the aforementioned effective tax rates may not be indicative of future tax rates. If we had not been subject to a consolidated tax return filing with Dominion Resources, Inc. our tax benefit would have been reduced by $3.1 million and our effective tax rate for 2001 and 2000 would have been 36.6% and 37.5%, respectively.

Business Segment Results

The operating segments reported below are the segments of ours for which separate financial information is available and for which revenues and operating income amounts are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

Segment revenues and operating income amounts are evaluated and include the estimated fair value of mortgage loans originated assuming they were sold, servicing income, other income and expense, and general and administrative expenses. Estimated fair value of mortgage loans originated represents the amount in excess of the segment’s basis in our loan production that would be generated assuming the mortgage loans were sold.

Wholesale

The following table sets forth selected information about our wholesale loan production for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Loan production	$1,034,278	$965,387	$712,746
Average principal balance per loan	$142	$107	$92
Number of loans originated	7,284	9,022	7,747
Combined weighted average initial LTV	79.26%	79.47%	78.94%
Percentage of first mortgage loans owner occupied	92.87%	94.86%	94.15%
Percentage with prepayment penalty	78.64%	82.38%	83.04%
Weighted average median credit score (1)	605	588	583
Percentage FRMs	21.58%	37.81%	70.12%
Percentage ARMs	78.42%	62.19%	29.88%
Weighted average interest rate:
FRMs	9.12%	10.40%	11.31%
ARMs	8.70%	9.94%	11.12%
Gross margin – ARMs (2)	5.25%	5.65%	5.89%
Average number of account executives	121	106	107
Volume per account executive	$8,548	$9,107	$6,661
Loans originated per account executive	60	85	72

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our wholesale channel for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(41)	41	—	(44)	44	—	(35)	35	—
General and administrative production costs (1)(2)	273	(106)	167	245	(103)	142	317	(133)	184
Premium paid (1)	95	(95)	—	122	(122)	—	169	(169)	—

Net cost to produce (1)(3)	327	(160)	167	323	(181)	142	451	(267)	184

Net cost per loan (3)	$4,680			$3,450			$4,158

(1)	In basis points.
(2)	Excludes corporate overhead costs and the impact of net deferred origination costs of 106 basis points, 103 basis points, and 133 basis points, respectively. Includes depreciation expense.
(3)	Defined as general and administrative costs and premium paid, net of fees collected, divided by volume.

Correspondent

The following table sets forth selected information about loans purchased by our correspondent channel through bulk delivery for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Loan production	$234,349	$564,569	$906,618
Average principal balance per loan	$133	$110	$106
Number of loans originated	1,762	5,132	8,553
Combined weighted average initial LTV	79.33%	76.65%	76.58%
Percentage of first mortgage loans owner occupied	94.74%	94.07%	94.15%
Percentage with prepayment penalty	94.41%	84.80%	87.97%
Weighted average median credit score (1)	585	589	580
Percentage FRMs	21.79%	37.66%	29.20%
Percentage ARMs	78.21%	62.34%	70.80%
Weighted average interest rate:
FRMs	9.10%	10.21%	10.72%
ARMs	9.13%	10.16%	10.50%
Gross margin – ARMs (2)	7.08%	6.53%	6.34%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about loans purchased by our correspondent channel through flow delivery for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Loan production	$380,939	$355,758	$235,386
Average principal balance per loan	$143	$125	$99
Number of loans originated	2,664	2,846	2,378
Combined weighted average initial LTV	75.72%	72.56%	76.73%
Percentage of first mortgage loans owner occupied	95.58%	97.03%	96.33%
Percentage with prepayment penalty	84.98%	86.76%	81.37%
Weighted average median credit score (1)	600	607	579
Percentage FRMs	35.42%	59.47%	70.57%
Percentage ARMs	64.58%	40.53%	29.43%
Weighted average interest rate:
FRMs	8.98%	9.74%	11.20%
ARMs	9.10%	9.96%	10.69%
Gross margin – ARMs (2)	5.34%	5.51%	5.81%

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table sets forth selected information about our sales representatives in our correspondent channel for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Loan production – bulk	$234,349	$564,569	$906,618
Loan production – flow	$380,939	$355,758	$235,386
Total loan production	$615,288	$920,327	$1,142,004
Number of loans originated	4,426	7,978	10,931
Average number of sales representatives	6	6	6
Volume per sales representative	$102,548	$153,388	$190,344
Loan production per sales representative	738	1,330	1,822

The following table highlights the net cost to produce loans for our correspondent channel for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(7)	—	(7)	(5)	—	(5)	(3)	—	(3)
General and administrative production costs (1)(2)	96	—	96	65	—	65	57	—	57
Premium paid (1)	308	(308)	—	305	(305)	—	274	(274)	—

Net cost to produce (1)(3)	397	(308)	89	365	(305)	60	328	(274)	54

Net cost per loan (3) ($ in 000)	$5.5			$4.2			$3.4

(1)	In basis points.
(2)	Excludes corporate overhead costs. Includes depreciation expense.
(3)	Defined as general and administrative costs and premium paid, net of fees collected, divided by units of loan production.

Our general and administrative costs, as measured in basis points of new production for the periods indicated, increased during the year ended December 31, 2002 due to lower bulk purchase volume since fixed costs remained in place to take advantage of opportunities in the bulk marketplace in the future. The decreased volume of bulk purchases was a result of a strategic decision to reduce the bulk production since volume in the more profitable flow production and wholesale and retail channels increased significantly in 2002. The premiums paid on correspondent loans our purchases fluctuate year to year based on market conditions.

Retail

The following table sets forth selected information about our retail loan originations for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Loan originations	$645,949	$447,522	$233,753
Average principal balance per loan	$127	$117	$87
Number of loans originated	5,086	3,825	2,687
Combined weighted average initial LTV	79.47%	78.04%	77.13%
Percentage of first mortgage loans owner occupied	95.85%	97.82%	96.70%
Percentage with prepayment penalty	76.07%	81.59%	70.66%
Weighted average median credit score (1)	615	611	601
Percentage FRMs	57.28%	67.02%	94.44%
Percentage ARMs	42.72%	32.98%	5.56%
Weighted average interest rate:
FRMs	8.16%	8.98%	10.39%
ARMs	8.31%	9.26%	10.91%
Gross margin – ARMs (2)	5.70%	5.57%	6.38%
Average number of loan officers	174	129	108
Volume per loan officer	$3,712	$3,469	$2,164
Loans originated per loan officer	29	30	25

(1)	The credit score is determined based on the median of FICO, Empirica, and Beacon credit scores.
(2)	The gross margin is the amount added to the applicable index rate, subject to rate caps and limits, to determine the interest rate.

The following table highlights the net cost to produce loans for our retail channel for the years ended December 31, 2002, 2001, and 2000:

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized	Incurred	Deferred	Recognized
Fees collected (1)	(245)	245	—	(255)	255	—	(238)	238	—
General and administrative production costs (1)(2)	491	(140)	351	492	(154)	338	776	(241)	535

Net cost to produce (1)(3)	246	105	351	237	101	338	538	(3)	535

Net cost per loan (3) ($ in 000)	$3.2			$2.8			$4.7

(1)	In basis points.
(2)	Excludes corporate overhead costs and the impact of net deferred origination costs of 140 basis points, 154 basis points, and 241 basis points for 2002, 2001, and 2000 respectively. Includes depreciation expense.
(3)	Defined as general and administrative costs, net of fees collected, divided by units of loan origination.

Servicing

Our Delinquency and Loss Experience

As we expected, we have seen an increase in delinquencies in the our portfolio in 2002 due to the aging of our portfolio as well as the growth of our portfolio in relation to our total servicing portfolio. However, we have experienced decreased delinquencies during 2002 in our total servicing portfolio due to new mortgage loan production having a much higher credit grade. The following tables set forth information about the delinquency and loss experience of the mortgage loans we service.

	Years Ended December 31,
	2002		2001		2000(2)
Total Delinquencies and Loss Experience (1)	Saxon Capital, Inc. Portfolio	Total Servicing Portfolio	Saxon Capital, Inc. Portfolio	Total Servicing Portfolio	Total Servicing Portfolio
	($ in thousands)
Total outstanding principal balance (at period end)	$3,505,255	$7,575,560	$1,665,060	$6,483,482	$5,588,598
Delinquency (at period end):
30-59 days:
Principal balance	$209,600	$504,229	$133,261	$648,986	$381,574
Delinquency percentage	5.98%	6.66%	8.00%	10.01%	6.83%
60-89 days:
Principal balance	$68,263	$160,058	$22,202	$126,723	$92,011
Delinquency percentage	1.95%	2.11%	1.33%	1.95%	1.65%
90 days or more:
Principal balance	$37,685	$110,260	$9,153	$78,121	$31,287
Delinquency percentage	1.08%	1.46%	0.55%	1.20%	0.60%
Bankruptcies (3):
Principal balance	$55,339	$277,447	$7,332	$215,213	$168,074
Delinquency percentage	1.58%	3.66%	0.44%	3.32%	3.01%
Foreclosures:
Principal balance	$78,910	$245,069	$24,308	$277,742	$223,617
Delinquency percentage	2.25%	3.23%	1.46%	4.28%	4.00%
Real Estate Owned:
Principal balance	$22,878	$118,960	$3,578	$116,252	$77,479
Delinquency percentage	0.65%	1.57%	0.21%	1.79%	1.39%
Total Seriously Delinquent including real estate owned (4)	7.06%	11.25%	3.81%	11.95%	10.09%
Total Seriously Delinquent excluding real estate owned	6.41%	9.68%	3.59%	10.15%	8.70%
Net losses on liquidated loans – trust basis (5)	$6,474	$113,389	$20	$81,363	$44,086
Charge-offs(6)	$14,097	n/a	$1,315	n/a	n/a
Percentage of losses on liquidated loans	0.18%	1.50%	—	1.28%	0.84%
Loss severity on liquidated loans (7)	24.75%	38.81%	4.79%	37.10%	34.43%

(1)	Includes all loans serviced by Saxon.
(2)	We began structuring our securitizations as financing transactions beginning July 6, 2001; therefore there were no portfolio balances before July 6, 2001.
(3)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy.
(4)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, real estate owned, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(5)	Net losses on liquidated loans for our portfolio exclude losses of $12.6 million relating to sales of delinquent called loans purchased at a discount and certain recoveries during 2002.
(6)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. See reconciliation of trust to GAAP losses below.
(7)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

	For the Year Ended December 31,
	2002		2001		2000(2)
Bankruptcy Delinquencies and Loss Statistics (1)	Saxon Capital, Inc. Portfolio	Total Servicing Portfolio	Saxon Capital, Inc. Portfolio	Total Servicing Portfolio	Total Servicing Portfolio
	($ in thousands)
Contractually current bankruptcies:
Principal balance	$12,361	$46,591	$2,656	$31,641	$23,816
Delinquency percentage	0.35%	0.62%	0.16%	0.49%	0.43%
Bankruptcy delinquency (at period end) (3):
30-59 days:
Principal balance	$3,253	$13,228	$523	$7,848	$4,750
Delinquency percentage	0.09%	0.17%	0.03%	0.12%	0.09%
60-89 days:
Principal balance	$2,564	$11,843	$1,593	$10,981	$6,218
Delinquency percentage	0.07%	0.16%	0.10%	0.17%	0.11%
90 days or more:
Principal balance	$37,161	$205,785	$2,560	$164,743	$133,290
Delinquency percentage	1.06%	2.72%	0.15%	2.54%	2.39%
Total bankruptcy delinquencies:
Principal balance	$42,978	$230,856	$4,676	$183,572	$144,258
Delinquency percentage	1.23%	3.05%	0.28%	2.83%	2.58%

(1)	Includes all loans serviced by us.
(2)	We began structuring our securitizations as financing transactions beginning July 6, 2001; therefore we had no portfolio balances before July 6, 2001.
(3)	Delinquencies are measured versus contractual due dates. Payments that are less than the contractual amount, even if made under a court plan, are reported as delinquent.

A reconciliation between trust losses and GAAP losses is provided below. Management believes that it is meaningful to show both measures of losses since it is a widely accepted industry practice to review losses on a trust level since this information is provided on a monthly basis for each securitization for investor reporting. However these losses are recorded on a GAAP basis in our consolidated financial statements. GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. However, the trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, the trust losses exclude losses resulting from a delinquent loan sale.

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	($ in thousands)
Losses - trust basis	$6,474	$20
Loan transfers to real estate owned	8,861	893
Realized losses on real estate owned	(2,723)	—
Loss from delinquent loan sale applied to reserve	1,368	685
Other	117	(283)

Charge-offs(1)	$14,097	$1,315

(1)	Charge-offs represent the losses recognized in our financial statements in accordance with GAAP.

In addition to servicing mortgage loans that we originate or purchase, we service mortgage loans for other lenders and investors. Our loan servicing portfolio as of December 31, 2002 is summarized below:

	Number of Loans	Principal Balance	Average Loan Balance
	($ in thousands)
Saxon Capital, Inc. (1)	28,002	$3,505,255	$125
Dominion Capital (2)	27,691	2,355,149	85
Credit Suisse First Boston	6,293	823,234	131
Greenwich Capital, Inc.	4,772	735,150	154
Dynex Capital, Inc.	962	98,310	102
Fannie Mae, Freddie Mac, or Ginnie Mae	1,333	36,594	27
Various government entities and other investors	573	21,868	38

Total	69,626	$7,575,560	$109

(1)	Includes loans we securitized from July 6, 2001 to December 31, 2002.
(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

We believe we can increase our servicing portfolio because competition in the non-conforming mortgage loan industry has been adversely affected by limited access to capital, lower than anticipated performance of seasoned portfolios, and industry consolidation. Competitors with limited access to capital have shifted their operations to selling loans, along with the related servicing rights, or have entered into strategic alliances with investment banks to increase their liquidity and access to the capital markets. This has resulted in an increasing number of asset-backed securities being issued by entities that do not perform servicing which is presenting opportunities for us to increase the size of our portfolio of loans serviced for others.

Our Delinquency and Loss Experience

Delinquency by Credit Grade by Year Funded (1)(2)

	Original Balance	Balance Outstanding	Percentage of Original Remaining	Percentage 60+ Days Delinquent (3)						Cumulative Loss Percentage (4)	Loss Severity (5)
Year				A+/A	A-	B	C	D	Total
	($ in thousands)
1996	$741,645	$40,279	5.43%	3.42%	7.69%	1.30%	21.56%	—	4.77%	1.72%	28.40%
1997	$1,769,538	$154,726	8.74%	4.87%	11.50%	9.80%	17.81%	12.18%	9.62%	2.93%	36.27%
1998	$2,084,718	$387,304	18.58%	8.37%	15.83%	25.40%	28.67%	36.91%	15.89%	3.12%	38.81%
1999	$2,381,387	$753,805	31.65%	11.90%	18.58%	25.75%	34.47%	36.83%	20.66%	3.07%	38.83%
2000	$2,078,637	$888,062	42.72%	12.70%	21.80%	27.22%	36.64%	48.08%	24.23%	2.25%	36.76%
2001	$2,364,234	$1,483,263	62.74%	6.86%	15.96%	21.99%	29.77%	34.96%	14.98%	0.49%	27.11%
2002	$2,484,074	$1,939,641	78.08%	1.54%	4.85%	7.12%	8.56%	11.08%	3.56%	0.02%	18.48%

Delinquency by Product—FRM (1)(2)

Year	Original Balance	Current Balance	Percentage 60+ Days Delinquent (6)	Cumulative Loss Percentage (4)
	($ in thousands)
1996	252,994	25,774	4.93%	2.53%
1997	628,956	102,171	8.44%	3.53%
1998	$1,146,291	$306,021	13.74%	2.96%
1999	$1,287,740	$491,170	17.43%	3.21%
2000	$1,145,798	$522,086	22.26%	2.68%
2001	$1,148,697	$673,924	12.76%	0.50%
2002	$894,267	$639,463	1.55%	0.01%

Delinquency by Product—ARM (1)(2)

Year	Original Balance	Current Balance	Percentage 60+ Days Delinquent (6)	Cumulative Loss Percentage (4)
	($ in thousands)
1996	488,651	14,505	4.48%	1.30%
1997	1,140,582	52,555	12.01%	2.60%
1998	$938,427	$81,282	23.98%	3.32%
1999	$1,093,647	$262,635	26.69%	2.91%
2000	$932,839	$365,976	27.04%	1.73%
2001	$1,215,537	$809,339	16.82%	0.48%
2002	$1,589,807	$1,300,178	4.55%	0.02%

(1)	Includes loans originated by us and our predecessor
(2)	As of December 31, 2002.
(3)	The letter grade applied to each risk classification reflects our internal standards and do not necessarily correspond to classifications used by other mortgage lenders.
(4)	Includes securitization losses and losses incurred from loan repurchases, delinquent loan sales, and unsecuritized loans.
(5)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.
(6)	60+ days delinquent comprises both securitized and unsecuritized loans. Includes loans foreclosed, real estate owned, or held by a borrower who has declared bankruptcy.

Financial Condition

September 30, 2003 Compared to December 31, 2002

Our net mortgage loan portfolio increased to $4.6 billion at September 30, 2003, from $3.6 billion at December 31, 2002. This increase was the result of the origination and purchase of $2.2 billion of mortgage loans during the first nine months of 2003, due to the continued favorable interest rate environment, offset by principal payments of $1.1 billion and loan sales of $333.8 million for the nine months ended September 30, 2003. Our portfolio growth continues to be in line with our expectations.

The allowance for loan loss increased to $46.1 million at September 30, 2003, from $40.2 million at December 31, 2002. This increase was due to provisions made as a result of an increase in delinquent loan balances due to both the aging and growth of our mortgage loan portfolio. The level of our allowance has been impacted by the higher credit rating of new production.

MSRs increased to $33.4 million at September 30, 2003, from $25.0 million at December 31, 2002. This increase was primarily due to purchases of $14.1 million of rights to service $1.9 billion of mortgage loans during the nine months ended September 30, 2003. This increase was partially offset by amortization of servicing rights of $5.3 million during the first nine months of 2003 as well as a temporary impairment of $0.3 million. The impairment of MSRs was the result of increased prepayment speeds on certain third party servicing portfolios during the first nine months of 2003.

Restricted cash decreased to $214.7 million at September 30, 2003, from $301.4 million at December 31, 2002. On January 10, 2003, the SAST 2002-3 securitization closed, which was prefunded in the fourth quarter of 2002, and all the required mortgage loans were included in the securitization and the restricted cash balance relating to that securitization of $300.5 million was released. In addition, the SAST 2003-3 securitization prefunded in the third quarter of 2003, which increased restricted cash by $193.9 million.

Servicing related advances decreased $6.9 million to $95.7 million at September 30, 2003, from $102.6 million at December 31, 2002. The decrease was primarily due to payments received on securitized advances.

Trustee receivables increased to $76.7 million at September 30, 2003, from $44.1 million at December 31, 2002. The increase was primarily due to the completion of three securitizations and one prefunding from a prior year securitization during the first nine months of 2003. On each payment date, the trust distributes SAST securitization loan payments to their related bondholders. These loan payments are collected by the trust between cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received after the cut-off date are recorded as a trustee receivable on the consolidated balance sheet. The trustee retains these principal payments until the following payment date.

Other assets increased $19.8 million to $58.7 million at September 30, 2003, from $38.9 million at December 31, 2002. The increase is primarily the result of additional bond issuance costs of $15.2 million, net of amortization relating to the SAST 2003-1, 2003-2, and 2003-3 securitizations as well as issuance costs relating to the 2003-3 securitization of net interest margins. Additionally, we purchased fixed assets of $3.7 million, net of depreciation as a result of the expansion of our retail branches during the first half of 2003.

Mortgage loan warehouse financing decreased $423.0 million to $51.4 million at September 30, 2003, from $474.4 million at December 31, 2002. This decrease is the result of the timing of our securitizations.

Securitization financing increased to $4.7 billion at September 30, 2003, from $3.3 billion at December 31, 2002. This increase resulted from the execution of asset-backed securitizations, which resulted in bonds being issued in the amount of $2.3 billion during the nine months ended September 30, 2003, as well as the issuance of $55.0 million in certificates from the securitization of advances and $67.4 million from the securitization of net interest margins related to our 2003-3 securitization. An additional $7.0 million was also borrowed on our 2002-A revolving credit facility. This increase was offset by bond and certificate payments of $1.1 billion.

Shareholders’ equity increased $38.3 million to $324.6 million at September 30, 2003, from $286.3 million at December 31, 2002. The increase in shareholders’ equity is due primarily to net income of $44.9 million for the nine months ended September 30, 2003, the issuance of common stock under the Employee Stock Purchase Plan and the issuance of restricted stock units and the exercise of stock options under the Stock Incentive Plan of $4.0 million, offset by an increase in accumulated other comprehensive loss of $10.7 million primarily due to losses on hedging instruments.

December 31, 2002 Compared to December 31, 2001

Mortgage loans increased to $3.6 billion at December 31, 2002, from $1.7 billion at December 31, 2001. This increase was the result of the origination and purchase of $2.5 billion of mortgage loans during 2002, offset by principal payoffs of $550.0 million and loan sales of $50.0 million for the year ended December 31, 2002.

The allowance for loan loss increased to $40.2 million at December 31, 2002, from $21.0 million at December 31, 2001. This increase was the result of the increase in our mortgage loan portfolio as well as the aging of our mortgage loan portfolio.

MSRs decreased to $25.0 million at December 31, 2002, from $33.8 million at December 31, 2001. The decrease was due to amortization of servicing rights of $13.4 million during 2002, a permanent impairment of servicing rights of $1.6 million and a temporary impairment of $0.2 million. The impairment of MSRs was the result of higher than anticipated prepayment activity during 2002. These decreases in MSRs were offset by purchases for $6.4 million of rights to service $1.1 billion of mortgage loans during the year ended December 31, 2002. After July 5, 2001 our securitizations are structured as financing, and servicing assets are not recorded related to those transactions.

Restricted cash increased to $301.4 million at December 31, 2002, from $0.0 million at December 31, 2001. The increase primarily represents principal proceeds received from the SAST 2002-3 securitization in excess of mortgage loans delivered to the trust. On January 10, 2003, the 2002-3 securitization prefunding was closed and all the required mortgage loans were included in the securitization.

Trustee receivables increased to $44.1 million at December 31, 2002, from $6.8 million at December 31, 2001. On each payment date, the trust distributes SAST securitization loan payments to their related bondholders. These loan payments are collected by the trust between cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received after the cut-off date are recorded as a trustee receivable on the consolidated balance sheet. The trustee retains these principal payments until the following payment date.

Mortgage loan warehouse financing increased $191.0 million to $474.4 million at December 31, 2002, from $283.4 million at December 31, 2001. This increase was the result of the timing of our securitizations as well as increased production during the fourth quarter of 2002 as compared to the fourth quarter of 2001.

Securitization financing increased to $3.3 billion at December 31, 2002 from $1.3 billion at December 31, 2001. This increase resulted from the execution of three asset-backed securitizations totaling $2.5 billion during the year ended December 31, 2002, offset by certificate payments of $500.0 million. Also, during the third quarter of 2002 we executed a revolving facility for the securitized financing of a portion of its obligations as servicer to make advances of principal and interest payments on securitized mortgage loans. This facility allows us to have outstanding borrowings of additional capital on a revolving basis, secured by the receivables that represent our rights to be reimbursed for the servicing advances by the related securitization trusts. The servicing related advances that we have pledged, or securitized, into this revolving facility are reported on our consolidated balance sheet within servicing related advances. Total borrowings on this facility were $67.1 million during the year ended December 31, 2002, and offset by repayments, stood at $66.6 million at December 31, 2002.

Shareholders’ equity increased $34.3 million to $286.3 million at December 31, 2002, from $252.0 million at December 31, 2001. The increase in stockholders’ equity is due primarily to net income of $27.4 million for the year ended December 31, 2002, the issuance of common stock under the Employee Stock Purchase Plan, and an increase in other comprehensive income related to gains on cash flow hedges of $5.2 million, net of tax, and unrealized gains on mortgage securities of $0.5 million, net of tax.

Liquidity and Capital Resources

As a mortgage lending company, we need to borrow substantial sums of money each quarter to originate and purchase mortgage loans. Currently, our primary cash requirements include the funding of:

•	mortgage loan originations and purchases pending their pooling and securitization;

•	the points and expenses paid in connection with the acquisition of correspondent and wholesale loans;

•	ongoing general and administrative expenses;

•	servicing advances;

•	interest expense on our warehouse lines of credit;

•	fees, expenses, and tax payments incurred in connection with our securitization program;

•	acquisition of hedging instruments;

•	margin requirements on hedging instruments;

•	servicing acquisitions;

•	federal estimated tax payments; and

•	payment of dividends.

We fund these cash requirements with cash received from:

•	borrowings secured by our mortgage loan portfolio, future net interest margin, real estate owned, and servicing advances;

•	principal and interest collections on our mortgage loan portfolio;

•	servicing fees and other servicing income;

•	points and fees collected from the origination of retail and wholesale loans;

•	settlement of hedge instruments;

•	issuance of equity and debt securities; and

•	whole loan sales.

Liquidity Strategy

Our liquidity strategy is to finance our mortgage loan portfolio on a long-term basis by issuing asset-backed securities. We believe that issuing asset backed securities provides us a low cost method of financing our mortgage loan portfolio. In addition, our strategy allows us to reduce the interest rate risk on our fixed rate loans by securitizing them. An integral part of our liquidity strategy is our requirement to have sufficient committed warehouse financing, with a diverse group of counterparties. This provides us with the ability to issue our asset-backed securities at optimal points in time. Our ability to issue asset-backed securities depends on the overall performance of our assets, as well as the continued general demand for securities backed by nonconforming and non-conforming mortgages and home equity loans.

Another component of our liquidity strategy is our intention of maintaining sufficient working capital to enable us to fund operating cash flow requirements in the event we were to fail to generate sufficient cash flows to cover our operating requirements. As of September 30, 2003, we had approximately $137.1 million of working capital and we had positive cash flows from operations for the quarter then ended. Our working capital increased during the third quarter 2003 primarily as a result of two transactions. First, we added an additional revolving facility for the securitization of additional capital of principal, interest, and servicing advances. Secondly, we completed a net interest margin securitization structure, or NIM, which re-securitized the short-term cash flows associated with the net interest margin of the mortgage loans previously securitized in our SAST 2003-3 securitization. We chose to access this market to take advantage of current factors in the marketplace that are making the acquisition of third party servicing extremely accretive transactions. We may choose to access the NIM market in the future to take advantage of attractive opportunities within the marketplace.

It is common business practice to define working capital as current assets less current liabilities. Since we do not have a classified balance sheet, we calculated our working capital to be $305.2 million as of September 30, 2003 by calculating working capital under this commonly used definition. A reconciliation between our working capital calculation and the commonly defined working capital basis is provided below. Management focuses on our internally defined calculations of working capital amount rather than the commonly used definition of working capital because it provides a better reflection of how much liquidity we have available to conduct business currently.

	Saxon REIT Defined Working Capital	Commonly Defined Working Capital
	($ in thousands)
Unrestricted cash	$6,460	$6,460
Borrowing availability	17,173	—
Trustee receivable	—	76,739
Accrued interest receivable	—	51,410
Accrued interest payable	—	(9,713)
Unsecuritized mortgage loans – payments less than one year	142,637	142,637
Warehouse financing facility – payments less than one year	(29,200)	(29,200)
Servicing advances	—	95,697
Financed advances - payments less than one year	—	(35,149)
Securitized loans - payments less than one year	—	1,694,363
Securitized debt - payments less than one year	—	(1,688,029)

Total	$137,070	$305,215

Liquidity Resources

We rely upon several counterparties to provide us with credit facilities to fund our loan originations and purchases, as well as fund a portion of our servicing advances. We must be able to securitize loans and obtain adequate credit facilities and other sources of funding to be able to continue to originate and purchase loans. Our ability to fund current operations and accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms.

To accumulate loans for securitization, we borrow money on a short-term basis through secured warehouse lines of credit and committed repurchase agreements. In addition to funding loans that are not securitized, we also may use committed facilities to finance the advances required by our servicing contracts as well as mortgage bonds.

Our credit agreements require us to comply with various customary operating and financial covenants and cross default features. We do not believe that these existing financial covenants will restrict our operations or growth. We were in compliance with all such covenants under these agreements as of and for the quarter ended September 30, 2003. The material terms and features of our secured credit facilities in place are as follows:

Committed Facilities. Changes to our committed facilities during the third quarter 2003 include the execution of a revolving facility for the securitization of additional capital of principal, interest, and servicing advances. In addition to certain financial tests placed on advances and specific rating requirements, the commitment to continue to finance these advances on a revolving basis is dependent upon our ability to maintain REMIC servicer status for any advance pledged to the trust. We currently have two committed facilities with Greenwich Capital.

At September 30, 2003, we had committed revolving warehouse and repurchase facilities in the amount of approximately $1.5 billion. The table below summarizes our facilities and their expiration dates at September 30, 2003. We believe this level of committed financing will allow us flexibility to execute our asset-backed securitizations in accordance with our business plans.

Counterparty Committed Lines	Facility Amount	Expiration Date
	($ in thousands)
JP Morgan Chase Bank and CDC Mortgage Capital	$140,000	December 9, 2003
Greenwich Capital Financial Products, Inc.	150,000	July 17, 2004
Greenwich Capital Financial Products, Inc.	175,000	June, 26, 2004
Bank of America, N.A.	300,000	June, 23, 2004
CS First Boston Mortgage Capital, LLC	100,000	April 3, 2004
Merrill Lynch Mortgage Capital, Inc.	400,000	May 7, 2004
JPMorgan Chase Bank	150,000	October 9, 2003
Saxon Advance Receivables Backed Certificates 2002-A	75,000	August 24, 2005
Saxon Advance Receivables Backed Certificates 2003-A	55,000	October 24, 2006

Total committed facilities	$1,545,000

Our $150.0 million repurchase facility with JP Morgan Chase Bank was amended on October 9, 2003, extending the termination date of the facility to October 7, 2004. We currently have two committed facilities with Greenwich Capital Financial Products, Inc. On October 16, 2003, our Greenwich Capital $175.0 million repurchase facility was amended extending the termination date of the facility from June 26, 2004 to June 24, 2005.

In connection with the REIT conversion, we will amend or renegotiate our credit facilities.

Off Balance Sheet Items and Contractual Obligations

In connection with the approximately $1.6 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of September 30, 2003, our subsidiary companies made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, we may be required to remove loans from a securitization and replace them with cash or substitute loans. At September 30, 2003 there were no such breaches for any loans that had been securitized.

In the normal course of business, we are subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, we are required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact to our statements of operations, and therefore have not been accrued for as a liability on our condensed consolidated balance sheets.

We are subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which subsequently payoff within six months of loan sale. We accrue an estimate of the potential refunds of premium received on loan sales based upon historical experience. At September 30, 2003, the liability recorded for premium recapture expense was $0.1 million.

Our subsidiaries have commitments to fund mortgage loans of approximately $192.4 million and $339.3 million at September 30, 2003 and December 31, 2002, respectively. This does not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

Our subsidiaries are obligated under non-cancelable operating leases for property and equipment. Future minimum rental payments for all of our operating leases as of September 30, 2003 and December 31, 2002 totaled $24.3 million and $25.2 million, respectively.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations under our financing arrangements by payment due date and commitments by expiration dates as of September 30, 2003.

	Payments Due by Period
	($ in thousands)
Contractual Obligations – As of September 30, 2003	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Warehouse financing facility – line of credit	$29,200	$29,200	$—	$—	$—
Warehouse financing facility – repurchase agreements	20,416	20,416	—	—	—
Bonds – repurchase agreements	1,800	1,800	—	—	—
Securitization financing – servicing advances	99,557	35,149	38,445	10,318	15,645
Securitization financing – loans and real estate owned (1)	4,543,816	—	—	—	581,398
Net interest margin	66,389	5,669	60,720	—	—
Note payable	25,000	—	25,000	—	—
Capital lease obligations	13	13	—	—	—
Operating leases	24,340	8,261	13,017	3,062	—

Total contractual cash obligations	$4,810,531	$1,788,537	$1,937,812	$487,139	$597,043

(1)	Amounts listed are bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

	Amount of Commitment Expiration Per Period ($ in thousands)
Other Commitments	Total Amounts Committed	Less than 1 year	1-3 years	3-5 years	Over 5 years
Warehouse financing facility – line of credit	$140,000	$140,000	$—	$—	$—
Receivables backed certificates	130,000	—	75,000	55,000	—
Warehouse financing facility – repurchase agreements	1,275,000	1,275,000	—	—	—

Total commercial commitments	$1,545,000	$1,415,000	$75,000	$55,000	$—

Cash Flows

For the nine months ended September 30, 2003, we had operating cash flows of $42.9 million, as compared to operating cash flows of $50.9 million for the nine months ended September 30, 2002. The decrease in our operating cash flows for the first nine months of 2003 was primarily the result of an increase in the trustee receivable balance in 2003 compared to 2002. Operating cash flows, as presented in our consolidated statements of cash flows, exclude the net proceeds from or repayments of mortgage warehouse financing.

Other Matters

Related Party Transactions

At September 30, 2003 and December 31, 2002, we had $10.7 million and $8.1 million, respectively, of unpaid principal balances within our mortgage loan portfolio, related to mortgage loans originated for our executive officers, officers, and employees. These mortgage loans were underwritten to our underwriting guidelines. When making loans to our officers and employees, we waive loan origination fees that otherwise would be paid to us by the borrower, and reduce the interest rate by 25 basis points from the market rate. Effective December 1, 2002 we no longer renew or make any new loans to our executive officers or directors. We have never made loans to any of the outside directors.

Impact of New Accounting Standards

In November 2002, the Financial Accounting Standards Board , or FASB, issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which provides interpretation of FASB Statements No. 5, 57, and 107 and rescinds FASB Interpretation No. 34. This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has guaranteed to a creditor on behalf of a third party. It also elaborates on disclosures a guarantor is to make in its interim and annual financial statements about any obligations under certain guarantees it has issued. The effective date for the initial recognition and initial measurement provisions of this Interpretation is for guarantees issued or modified after December 31, 2002; however, the disclosure requirements are effective for financial statements ending after December 15, 2002. We adopted the provisions of FASB Interpretation No. 45 on January 1, 2003, and it did not have a material impact on our financial position, results of operations, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was revised in December 2003. This interpretation addresses consolidation by business enterprises of variable interest entities and the reporting and disclosure requirements of such. Variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the entity’s net asset value. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. If an entity has a variable interest in which it is the primary beneficiary, the entity must then include the variable interest entity’s assets, liabilities, and results of operations in its consolidated financial statements. This Interpretation is immediately effective and must be applied to variable interest entities created after January 31, 2003 or in which an enterprise obtains an interest in after that date. In connection with the loans we service for others, we do not own any interests in the related securitized trusts or loan pools or have any other economic interests other than those associated with acting as servicer for the related mortgage loans. Effective February 1, 2003, management adopted Interpretation No. 46, and it did not have a material impact on our financial position, results of operations, or cash flows.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation, or FIN, No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003, with certain exceptions. Effective July 1, 2003, management adopted SFAS 149, and it did not have a material impact on our financial position, results of operations, or cash flows.

Effective June 1, 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for financial instruments with both debt characteristics and equity characteristics and requires that certain instruments previously eligible for classification as equity be classified as a liability after the effective date of this statement. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments and does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, while restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on our consolidated results of operations and financial position.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position, or SOP, 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not yet determined the impact, if any, of adoption of SOP 03-3.

Market Risk Management

We define market risk as the sensitivity of income to changes in interest rates. Changes in prevailing market interest rates may have two general effects on our business. First, any general increase in mortgage loan interest rates may tend to reduce customer demand for new mortgage loans for the mortgage industry generally, which can negatively impact our future production volume and our projected income. Second, increases or decreases in interest rates can cause changes in our net interest margin on the mortgage loans that we own or are committed to fund, and as a result, cause changes in our net income. We refer to this second type of risk as our “managed interest rate risk.” Substantially all of our managed interest rate risk arises from debt related to the financing of our mortgage loan portfolio.

Interest rate risk is managed within an overall asset/liability management framework. The principal objective of asset/liability management is to manage the sensitivity of net income to changing interest rates.

Overview of Our Interest Rate Risk Profile

We view our interest rate risk profile relative to the financing vehicle that is used during the life of our mortgage loans. We have short-term and long-term financings that expose us to interest rate risk for the duration of that financing.

Short-term Financing. Short-term financing exists from the time mortgage loans are originated until they are securitized. Our short-term financings, or warehouse borrowings, are dependent upon floating LIBOR rates with a one-month maturity. Since nearly all the collateral backing these financings have an initial fixed interest rate, and the financing instruments are subject to monthly changes in LIBOR, our net interest margin is subject to fluctuations.

Long-term Financing. Long-term financing is typically decided by an asset securitization structure. This structure can have financing terms that may be fixed for the life of the financing or subject to changes in LIBOR rates, as described in the paragraph above.

A fixed financing structure is typically collateralized by fixed rate assets. Because both the asset and liability have fixed rates for the term of the financing, interest rate risk due to fluctuation in LIBOR rates does not exist, and therefore results in stable net interest income for the term of the financing.

A floating financing structure can be collateralized by fixed or floating rate assets. Nearly all of our mortgage loans have an initial period that is fixed relative to the floating financing structure. For this reason we are subject to net interest margin fluctuations caused by changes in LIBOR rates. This fluctuation in net interest margin can exist for the entire term of the financing.

Since our net interest income is subject to fluctuating LIBOR rates during the term of our financings, we attempt to minimize our exposure to rate fluctuations by hedging our interest rate risk.

Types of Managed Interest Rate Risk

Our managed interest rate risks include repricing, basis, and prepayment risk.

Repricing Risk. Financing rates are subject to change from the time we originate mortgage products, based upon an estimation of short term financing rates over the life of the loan, until long-term financing is structured. Repricing risk is caused by the potential differences in these financing rates. To minimize the impact of fluctuating financing rates on net interest income we manage our risks through a regimented hedging routine. This hedging strategy involves buying market instruments that match the sensitivity of long-term financing. By doing this we are able to manage our net interest margin for the life of our financing.

Basis Risk. Basis risk results from the structured terms of mortgage loans differing from financing terms that are collateralized by those mortgage loans. As a result, our financing rate can change differently than our mortgage loans. Changes in our financing rates relative to the loans supporting those financings causes fluctuations in net interest income. For this reason our management of this risk involves buying market instruments that increase in value while our net interest income declines in value.

Prepayment Risk. Prepayment risk results from the ability of customers to pay off their mortgage loans before maturity. Generally, prepayments tend to increase in falling interest rate environments as a result of borrowers refinancing fixed-rate and adjustable-rate loans to lower coupon mortgage loans, and prepayments tend to decrease in rising interest rate environments. As a result, falling interest rate environments tend to cause decreases in the balance of our mortgage loan portfolio and related decreases in our net interest income. For this reason we consider many prepayment alternatives when managing interest rate risk to avoid a negative impact to net interest margin that can be caused by too many hedge instruments relative to the amount of assets remaining.

Management of Interest Rate Risk. To manage repricing, basis, and prepayment risks, we use various derivative instruments such as options on futures, Eurodollar futures, interest rate caps and floors, interest rate swaps and options on swaps. Generally, we seek to match derivative instruments to particular groups or pools of mortgage loans that differ from potential financing options. We intend the derivatives to remain in place until the risk is minimized to the extent that the risk of fluctuation in net interest income is acceptable to management. Through the structure of our long-term financings, we generally have, and seeks to realize, opportunities to manage our interest rate risks, particularly with respect to fixed rate mortgages, by seeking to match the terms of the fixed rate mortgages with the fixed rate portion of the long-term financing. We continue to manage interest rate risks associated with variable-rate and other mortgages beyond the point of long-term financing by seeking to identify differences in the basis between our mortgage loans and related long-term financing, and to manage the repricing characteristics of our debt by continuing to purchase, hold, and sell appropriate financial derivatives.

In selecting financial derivatives for interest rate risk management, we seek to select interest rate caps and floors, interest rate swaps, sales of futures and purchases of options on futures designed to provide protection should interest rates on our debt rise. We seek to select derivatives with values that can be expected to rise and produce returns tending to offset reductions in net interest margin caused by increased borrowing costs in a rising rate environment.

The treatment of hedging transactions under the tax rules applicable to REIT qualification, however, is not entirely clear. The tax law provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represents a source of income that qualifies for purposes of the 95% gross income test (but not for the 75% gross income test). See “Material Federal Income Tax Consequences–REIT Qualification–Gross Income Tests.” The treatment of hedges entered into to hedge risks other than interest rate risk, or to hedge assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. We believe, nevertheless, that the hedging transactions that we will employ will fit within the limitations imposed under the tax law applicable to REITs. We may, however, find that in certain instances we must hedge risks incurred by us through transactions entered into by a taxable REIT subsidiary. Hedging our risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the entity-level tax imposed on the taxable REIT subsidiary.

Counterparty Risk. An additional risk that arises from our borrowing (including repurchase agreements) and derivative activities is counterparty risk. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as “counterparties.” If a counterparty were to default, we could potentially be exposed to financial loss. We seek to mitigate this risk by limiting our derivatives transactions to counterparties that we believe to be well established, reputable and financially strong.

Maturity and Repricing Information

The following table summarizes the notional amounts, expected maturities and weighted average strike rates for interest rate floors, caps and futures that we held as of September 30, 2003 and December 31, 2002.

	As of September 30, 2003
For Years Ending December 31,	2003	2004	2005	2006	2007	Thereafter
($ in thousands)
Floors Sold – Notional	$103,020	—	—	—	—	—
Weighted average rate	2.25%	—	—	—	—	—
Caps Bought – Notional:	$961,716	$1,429,192	$1,701,642	$406,000	—	—
Weighted average rate	1.60%	2.68%	2.87%	3.33%	—	—
Caps Sold – Notional:	$828,716	$1,206,192	$1,657,642	$406,000	—	—
Weighted average rate	5.50%	5.71%	5.19%	5.03%	—	—
Futures Sold – Notional:	—	$6,250	$25,000	$18,750	—	—
Weighted average rate	—	2.08%	3.08%	4.23%	—	—
Puts Bought – Notional:	—	$900,000	$550,000	—	—	—
Weighted average rate	—	2.19%	3.90%	—	—	—
Puts Sold – Notional:	—	$112,500	$425,000	—	—	—
Weighted average rate	—	2.78%	4.76%	—	—	—

Total Notional:	$1,893,452	$3,654,134	$4,359,284	$830,750	—	—

	As of December 31, 2002
	2003	2004	2005	2006	2007	Thereafter
($ in thousands)
Floors Sold – Notional	$188,462	—	—	—	—	—
Weighted average rate	2.25%	—	—	—	—	—
Caps Bought – Notional:	$182,000	$508,000	$468,225	—	—	—
Weighted average rate	4.13%	4.72%	5.59%	—	—	—
Caps Sold – Notional:	—	$400,000	$424,225	—	—	—
Weighted average rate	—	6.13%	6.57%	—	—	—
Futures Bought – Notional:	$781,250	$125,000	—	—	—	—
Weighted average rate	2.28%	2.97%	—	—	—	—
Futures Sold – Notional:	$833,750	$692,500	$462,500	$300,000	—	—
Weighted average rate	2.25%	4.05%	4.36%	4.62%	—	—
Puts Bought – Notional:	$700,000	—	—	—	—	—
Weighted average rate	3.48%	—	—	—	—	—
Puts Sold – Notional:	$925,000	—	—	—	—	—
Weighted average rate	3.00%	—	—	—	—	—
Calls Bought – Notional:	$225,000	$125,0000	—	—	—	—
Weighted average rate	1.50%	2.50%	—	—	—	—
Calls Sold – Notional:	$225,000	$50,000	—	—	—	—
Weighted average rate	2.00%	2.00%	—	—	—	—

Total Notional:	$4,060,462	$1,900,500	$1,354,950	$300,000	—	—

Analyzing Rate Shifts

In our method of analyzing the potential effect of interest rate changes, we study the published forward yield curves for applicable interest rates and instruments, and we then develop various interest rate scenarios for those yield curves, using scenarios that we develop to provide relevant assumptions concerning economic growth rates, market conditions, and inflation rates, as well as the timing, duration, and amount of corresponding Federal Reserve Bank, or FRB, responses, to determine hypothetical impacts on relevant interest rates. We use this method of analysis as a means of valuation to manage our interest rate risk on our mortgage loan financing over long periods of time. The table below represents the change in our net interest income as determined by changes in our debt costs and offsetting values of derivative instruments as of September 30, 2003 and December 31, 2002 under the four different analysis scenarios that we currently use.

	Effect on Fair Value of Assumed Changes in Interest Rates Over a Three Year Period
	September 30, 2003				December 31, 2002
	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	($ in thousands)
Net interest income	$(17,153)	$(2,415)	$5,511	$40,079	$(65,530)	$(13,645)	$1,131	$8,924
Futures	190	174	65	(414)	21,780	5,178	2,387	1,465
Bought Puts	2,276	(81)	(644)	(1,962)	—	—	—	—
Sold Puts	(290)	(6)	293	874	(1,590)	—	—	—
Bought Calls	—	—	—	—	—	—	715	1,308
Sold Calls	—	—	—	—	(126)	(562)	(1,369)	(1,962)
Caps	5,721	1,316	(988)	(3,182)	4,144	70	70	343
Floors	2	—	—	—	—	(250)	(921)	(1,020)

Totals	$(9,254)	$(1,012)	$4,237	$35,395	$(41,322)	$(9,209)	$2,013	$9,058

Scenario 1 – Under this scenario we show mortgage loan and derivative valuations based upon an assumed aggressive response from the FRB, with the assumption that the economy is growing at a pace inconsistent with a FRB desire to maintain a stable or declining inflation environment. Under this scenario, we assume a hypothetical interest rate increase of approximately 375 basis points over a three-year period. Such an increase in interest rates is aggressive by historical standards, and provides us with a view of the net interest income changes of our mortgage loans by assuming a comparable rise in financing rates.

Scenario 2 – In this scenario we assume a slightly less severe hypothetical rise in interest rates compared to Scenario 1 in which the FRB doesn’t begin raising interest rates until the second half of 2004 and then pushes interest rates higher at a faster pace as the economy expands and inflation increases. Under this scenario, we assume that interest rates have the potential to rise approximately 350 basis points, over a three-year period.

Scenario 3 - In this scenario we assume relatively stable hypothetical short-term rates. This scenario assumes that the FRB is relatively patient, by historical standards, as the economy maintains a range of low growth, and thus the FRB is more concerned with economic expansion than inflation. Interest rates are assumed to rise modestly in year two, with only an approximate 325 basis point increase over three years.

Scenario 4 – This scenario assumes that the FRB determines that it must lower rates in the near term, and then begins to reverse previous interest rate cuts in year two, and more aggressively in year three, accounting for an approximate 200 basis point increase in rates over the three year period.

These scenarios are provided for illustrative purposes only and are intended to assist in the understanding of our sensitivity to changes in interest rates. While these scenarios are developed based on current economic and market conditions, we cannot make any assurances as to the predictive nature of assumptions made in this analysis.

DESCRIPTION OF SAXON REIT CAPITAL STOCK

General

The Saxon REIT charter provides that we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shareholders of Saxon REIT are entitled to one vote for each share of common stock held of record on all matters on which shareholders are entitled or permitted to vote. The common stock lacks cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of common stock voting for the election of directors can elect all the directors standing for election.

Holders of the common stock of Saxon REIT are entitled to receive dividends out of funds legally available for payment of dividends when and if declared from time to time by the board of directors. If Saxon REIT liquidates, dissolves, or winds up, the holders of the common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of any then outstanding preferred stock. The common stock has no preemptive, subscription, or conversion rights, and there are no redemption or sinking fund provisions in the Saxon REIT charter. The rights, preferences, and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that may designate and issue in the future. The issued and outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The board of directors of Saxon REIT may issue preferred stock in different series and classes and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences, and other rights and preferences of preferred stock not in conflict with Saxon REIT’s charter or Maryland law. There currently are no shares of preferred stock outstanding, and the board of directors has no present plans to issue any shares of preferred stock. The board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of shares of preferred stock might have the effect of delaying, deferring, or preventing a change in control of Saxon REIT.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of Saxon REIT is American Stock Transfer & Trust Co.

CERTAIN PROVISIONS OF MARYLAND LAW AND SAXON REIT CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of the Saxon REIT charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland corporate law and the forms of the Saxon REIT charter and bylaws to be effective upon completion of the merger, copies of which are attached as Exhibits A and B, respectively, to the merger agreement attached to this proxy statement/prospectus as Annex A.

The Saxon REIT charter and bylaws contain certain provisions that could make more difficult an acquisition or change in control of Saxon REIT by a tender offer, a proxy contest, or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. Saxon REIT believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. See also “ - Anti-Takeover Effect of Certain Provisions of Maryland Law and the Saxon REIT Charter and Bylaws.”

Number of Directors; Removal of Board of Directors; Other Provisions

The Saxon REIT charter provides that the board of directors initially will consist of one member and may thereafter be increased or decreased in accordance with its bylaws, provided that the total number of directors may not be fewer than one nor more than thirteen. Immediately upon approval of the merger agreement, the Saxon REIT board of directors will be increased to six members. The Saxon REIT bylaws provide that the number of directors is fixed by the board of directors within the limits set forth in the Saxon REIT charter. At each annual meeting of shareholders, all of the Saxon REIT directors will be elected for a one-year term. Because shareholders will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a majority of Saxon REIT outstanding common stock will be able to elect all of the directors.

The Saxon REIT charter also provides that, except for any directors who may be elected by holders of a class or series of capital stock other than common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors. Vacancies on the board of directors may be filled by the concurring vote of a majority of the remaining directors (except in the event of a vacancy on the board of directors among the directors elected by a class or series of stock other than common stock, in which case such vacancy may be filled by a majority of the remaining directors elected by that class or series, or by the shareholders of that class or series unless otherwise provided in the articles supplementary for that series) and, in the case of a vacancy resulting from the removal of a director by the shareholders, by the shareholders by at least two-thirds of all the votes entitled to be cast in the election of directors. Under Maryland corporate law, directors may fill any vacancy only until the next annual meeting of shareholders. These provisions may make it more difficult and time-consuming to change majority control of Saxon REIT’s board of directors and, thus, may reduce its vulnerability to an unsolicited proposal for the takeover or the removal of incumbent management.

Because the Saxon REIT board of directors will have the power, without a vote of shareholders, to increase the number of shares of authorized capital stock, to classify or reclassify any unissued shares of capital stock, and to establish the preferences and rights of any preferred or other class or series of stock to be issued, the Saxon REIT board of directors may afford the holders of any class or series of senior shares of capital stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of the Saxon REIT common stock. The issuance of any such senior shares of capital stock could have the effect of delaying, deferring or preventing a change in control of Saxon REIT.

Ownership Limitation

For Saxon REIT to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the Saxon REIT’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). The Saxon REIT charter provides that no person may own, or be deemed to own by the attribution provisions of Sections 544 and 856(h) of the Code, more than (i) 9.8% of the lesser of the number or value of shares of the Saxon REIT common stock outstanding or (ii) 9.8% of the lesser of the number or value of the issued and outstanding shares of any class or series of the Saxon REIT preferred stock, subject to waiver or modification by Saxon REIT in certain limited circumstances and subject to (a) an exception for a holder of shares of the Saxon REIT common stock solely because of the merger in excess of the ownership limit so long as such holder would not own, directly or by attribution under the Code, more than 9.8% by value of Saxon REIT outstanding capital stock of Saxon REIT common as of the merger. The ownership limit contained in our charter will become applicable to all our shareholders as of the time the merger becomes effective. The Saxon REIT charter further prohibits (a) any person from actually or constructively owning shares of the capital stock of Saxon REIT that would result in Saxon REIT being “closely held” under Section 856(h) of the Code or otherwise cause Saxon REIT to fail to qualify as a REIT and (b) any person from transferring shares of Saxon REIT common stock or Saxon REIT preferred stock if such transfer would result in all classes and series of the capital stock of Saxon REIT being owned by fewer than 100 persons. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit.

Pursuant to the Saxon REIT charter, if certain proposed transfers of common stock or other events occur that result in a person owning shares in excess of the ownership limits and, consequently, Saxon REIT fails to qualify as a REIT, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid before Saxon REIT’s discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland corporate law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee’s sole discretion) (1) to rescind as void any vote cast by an intended transferee before our discovery that such shares have been transferred to the trustee and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in the Saxon REIT charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: the intended transferee will receive the lesser of:

•	the price paid by the intended transferee for the shares or, if the intended did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

In addition, shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we, or our designee, accept such offer.

Saxon REIT has the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to Saxon REIT, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Market price is defined in the Saxon REIT charter as the closing price for shares on a particular date. The closing price on any date shall mean the last sale price for such shares, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, for such shares, in either case as quoted on the Nasdaq Stock Market or the principal national securities exchange on which shares are listed or admitted to trading.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code and applicable Treasury Regulations) of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give us written notice stating:

•	the name and address of such owner;

•	the number of shares of each class and series of our stock beneficially owned; and

•	a description of the manner in which the shares are held.

Each owner shall provide Saxon REIT any additional information that we may request to determine the effect, if any, of such beneficial ownership on its status as a REIT and to ensure compliance with the ownership limit.

Changes in Control Under Maryland Corporate Law

Maryland Business Combination Law

Under Maryland corporate law which governs Saxon REIT, unless an exemption is available, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any “interested shareholder” (generally a shareholder that owns 10% or more of the outstanding voting stock) or an affiliate of the interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of all the votes entitled to be cast by holders of the outstanding shares of voting stock and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who will (or whose affiliate will) be a party to the business combination or any affiliate or associate of the interested shareholder, voting together as a single voting group, unless, among other conditions, the corporation’s common shareholders receive a “minimum price” (as defined in Maryland corporate law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. A business combination that is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. The Saxon REIT board of directors has opted out of the business combination provisions of Maryland corporate law. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving us; however, as permitted by Maryland corporate law, the Saxon REIT board of directors may elect to become subject to these provisions in the future.

Maryland Control Share Acquisition Law

Under Maryland corporate law which governs Saxon REIT, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. Control shares are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares

(except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or (ii) acquisitions that are approved or exempted by the charter or bylaws of the corporation before the acquisition of the shares. The Saxon REIT board of directors has opted out of the control share provisions of Maryland corporate law but, as permitted by Maryland corporate law, may elect to become subject to these provisions in the future.

Advance Notice of Director Nominations and New Business

The Saxon REIT bylaws provide that (i) with respect to an annual meeting of shareholders, subject to the rights of holders of any class or series of stock having a preference over its common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only (A) pursuant to a notice of meeting from us, (B) by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or (C) by a shareholder who was a shareholder of record both at the time of giving notice provided for in our bylaws and at the time of the annual meeting, and who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in its bylaws and (ii) with respect to special meetings of the shareholders, only the business specified in a notice of meeting from us may be brought before the meeting of shareholders and except as otherwise provided for or fixed by or pursuant to the provisions of the Saxon REIT charter relating to the rights of the holders of any class or series of stock having a preference over our common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors may be made only (X) pursuant to a notice of the meeting from us, (Y) by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee, or (Z) provided that the board of directors has determined that directors shall be elected at such meeting, by a shareholder who was a shareholder of record both at the time of giving notice provided for in the Saxon REIT bylaws and at the time of the special meeting, and who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Saxon REIT. The advance notice provisions contained in the Saxon REIT bylaws generally require nominations and new business proposals by shareholders to be delivered to our secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which we first mailed its proxy materials for the prior year’s annual meeting of shareholders.

Meetings of Shareholders; Call of Special Meetings; Shareholder Action in Lieu of Meeting by Unanimous Consent

The Saxon REIT bylaws provide that annual meetings of shareholders shall be held on a date and at the time set by the board of directors during the month of May each year (commencing in May 2005). The board of directors may call special meetings of the shareholders. Also, the secretary is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. The Saxon REIT bylaws further provide that special shareholder meetings may be called by the holders of any class or series of stock having a preference over Saxon REIT’s common stock as to dividends or upon liquidation in the manner specified in articles supplementary filed as part of our charter. Pursuant to Maryland corporate law and the Saxon REIT bylaws, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

Merger, Consolidation, Share Exchange, and Transfer of Assets of Saxon REIT

Pursuant to the Saxon REIT charter, subject to the terms of any class or series of stock at the time outstanding, Saxon REIT may merge with or into another entity, may consolidate with one or more other entities, may participate in a share exchange or may transfer its assets within the meaning of Maryland corporate law, but any such merger, consolidation, share exchange, or transfer of assets must be approved (i) by the board of directors in the manner provided in Maryland corporate law. In general, such transactions by a Maryland corporation, such as Saxon REIT, must first be approved by a majority of the entire board of directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the number of votes entitled to be cast on the matter). The Saxon REIT charter generally provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast, except that any merger of Saxon REIT with or into a trust organized to change Saxon REIT’s form of organization from a corporation to a trust will require the approval of shareholders of Saxon REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter provided that (i) the shareholders of the trust immediately following the merger are the same as the shareholders of Saxon REIT immediately before the merger and (ii) the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of the Saxon REIT bylaws. Under Maryland corporate law, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary and that certain other requirements are met. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the terms of any outstanding shares or otherwise amend the charter, and the number of shares outstanding immediately after the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its board of directors. Under Maryland corporate law, a transfer of assets is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but excludes (i) a transfer of assets by a corporation in the ordinary course of business actually conducted by it, (ii) a mortgage, pledge, or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business, (iii) an exchange of shares of stock through voluntary action under any agreement with the shareholders, or (iv) a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Pursuant to Maryland corporate law, a voluntary dissolution of Saxon REIT also would require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

Amendments to the Saxon REIT Charter and Bylaws Under Maryland Corporate Law

Under Maryland corporate law, to amend the charter, the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. The provisions contained in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock, and fixing the size of the board within the range set forth in the Saxon REIT charter, as well as the provisions relating to removal of directors and the filling of board vacancies may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Saxon REIT charter generally may be effected by requisite action of the board of directors and approval by shareholders by the affirmative vote of not less than a two-thirds of the votes entitled to be cast on the matter. As permitted under Maryland corporate law, the Saxon REIT bylaws provide that directors have the exclusive right to amend the Saxon REIT bylaws. Amendment of this provision of the Saxon REIT charter also would require board action and approval by holders of not less than two-thirds of all votes entitled to be cast on the matter.

Anti-Takeover Effect of Certain Provisions of Maryland Law and the Saxon REIT Charter and Bylaws

The provisions of the Saxon REIT charter on fixing the size of the board of directors within a specified range and removal of directors, the provisions authorizing the board of directors, without a vote of shareholders, to increase or decrease the number of authorized shares of capital stock, to classify or reclassify any unissued shares of stock into one or more classes or series of stock, the provisions relating to mergers, consolidations, share exchanges, and transfers of assets, the provisions for amending certain provisions of the Saxon REIT charter and bylaws, the advance notice provisions of its bylaws and the limitations on the ability of shareholders to call special meetings could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests. The stock transfer restrictions that are contained in the Saxon REIT charter, which are intended to help Saxon REIT satisfy certain requirements under the federal tax laws to qualify as a REIT for federal income tax purposes, could also delay, defer or prevent a transaction or a change of control of it that might involve a premium price for holders of Saxon REIT common stock or otherwise be in their best interests.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF SAXON AND SAXON REIT

Delaware corporate law, the Saxon charter, and the Saxon bylaws currently govern the rights of shareholders of Saxon. If the merger agreement is approved by Saxon’s shareholders and the merger is consummated, Saxon’s shareholders will become shareholders of Saxon REIT, and the rights of the shareholders of Saxon REIT will be governed by Maryland corporate law, the Saxon REIT charter, and the Saxon REIT bylaws. The following discussion compares some of the existing rights of shareholders of Saxon with those of shareholders of Saxon REIT. This comparison may not contain all of the information that is important to you. We encourage you to carefully read the Saxon REIT charter and the Saxon REIT bylaws, copies of which are attached as Exhibit A and Exhibit B, respectively, to the merger agreement which is attached to this proxy statement/prospectus as Annex A.

Form of Organization and Purpose

Saxon. Saxon is a Delaware corporation. Pursuant to the Saxon charter, Saxon is authorized to engage in any lawful acts or activities for which corporations may be organized under Delaware corporate law.

Saxon REIT. Saxon REIT is a Maryland corporation. Saxon REIT will make an election to be taxed as a REIT under the federal tax laws and intends to maintain its qualification as a REIT, which will effectively limit the businesses in which Saxon REIT may engage.

Capitalization

Saxon. The Saxon charter authorizes a total of 101,000,000 shares of stock consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. At February 11, 2004, 28,673,051 shares of Saxon common stock were issued and outstanding, and no shares of Saxon preferred stock were issued and outstanding.

Saxon REIT. The Saxon REIT charter provides that the total number of shares of stock of all classes which Saxon REIT has authority to issue is 101,000,000 shares of stock, initially consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is authorized, without a vote of shareholders, to classify or reclassify any unissued shares of stock and to establish the preferences and rights of any preferred or other class or series of stock to be issued and to increase or decrease the number of authorized shares of stock. At February 11, 2004, 1,000 shares of Saxon REIT common stock were issued and outstanding and no shares of Saxon REIT preferred stock were issued and outstanding.

Preemptive Rights

Delaware Law. Under Delaware corporate law, shareholders of a corporation have only such preemptive rights as may be provided in the corporation’s charter.

Saxon. The Saxon charter does not provide for preemptive rights.

Maryland Corporate Law. Under Maryland corporate law, shareholders of a Maryland corporation have only such preemptive rights as may be provided in Maryland corporation’s charter.

Saxon REIT. The Saxon REIT charter does not provide for preemptive rights.

Restrictions on Ownership and Transfer of Stock

Delaware corporate law. Under Delaware corporate law, a written restriction on the transfer of a security, if permitted by Delaware corporate law and noted conspicuously on the certificate representing the security or, in the case of uncertificated shares, contained in the notice required to be sent to the security holder pursuant to Delaware corporate law, may be enforced against the holder or any successor or transferee of the holder. A restriction on the transfer of securities of a corporation may be imposed either by the charter or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. No restriction so imposed is binding with respect to securities issued before adoption of the restriction unless the holders of the securities are parties to an agreement or voted for the restriction. A restriction on the transfer of securities of a corporation is permitted under Delaware corporate law if, among other things, it prohibits the transfer of the restricted securities to designated persons or classes of persons, and such designation is not manifestly unreasonable. Any other lawful restriction on the transfer of securities also is permitted under Delaware corporate law. Delaware corporate law expressly provides that any restriction on the transfer of shares imposed to maintain a tax advantage to the corporation, including qualification as a REIT, is conclusively presumed to be for a reasonable purpose.

Saxon. Neither the Saxon charter nor the Saxon bylaws provides for restrictions on the transfer of Saxon securities.

Maryland Corporate Law. Under Maryland corporate law, a Maryland corporation may impose a restriction on the transfer of its stock in the corporation’s charter, charter or bylaws. If a Maryland corporation that issues stock imposes a restriction on its transferability, the stock certificate must (i) contain a full statement of the restriction, or (ii) state that the corporation will furnish information about the restriction to the shareholder on request and without charge. Maryland corporate law expressly authorizes the charter of a Maryland corporation to provide for restrictions on transferability designed to permit a corporation to qualify as a REIT under the federal tax laws or for any other purpose.

Saxon REIT. The ownership limit under the Saxon REIT charter provides that, subject to certain exceptions, no person may own, or be deemed to own by the attribution provisions of the federal tax laws, more than (i) 9.8% of the lesser of the number or value of shares of Saxon REIT common stock outstanding or (ii) 9.8% of the lesser of the number or value of the issued and outstanding preferred or other stock of any class or series of Saxon REIT (subject to a limited exception for a holder of shares of Saxon REIT common stock in excess of the ownership limit solely because of the merger so long as the holder thereof would not own, directly or by attribution under the federal tax laws, more than 9.8% in value of the outstanding shares of capital stock of Saxon REIT as of the effective time of the ownership limit. The Saxon REIT charter further prohibits (a) any person from actually or constructively owning shares of the capital stock of Saxon REIT that would result in Saxon REIT being “closely held” under Section 856(h) of the Code or otherwise cause Saxon REIT to fail to qualify as a REIT and (b) any person from transferring shares of Saxon REIT common stock or Saxon REIT preferred stock if such transfer would result in all classes and series of the capital stock of Saxon REIT being owned by fewer than 100 persons. The board of directors of Saxon REIT will adopt a resolution excepting Wasatch Advisors, Inc. and Franklin Mutual Advisers, LLC from the 9.8% ownership limit. See “Comparison of Rights of Shareholders of Saxon and Saxon REIT—Restrictions on Ownership and Transfer of Stock.”

Amendment of the Saxon Charter and Saxon REIT Charter

Delaware corporate law. Under Delaware corporate law, an amendment to a corporation’s charter generally requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Under Delaware corporate law, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely whether or not the charter grants voting rights to such class of stock. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes.

Saxon. The Saxon charter provides that, unless otherwise specified by the Saxon charter, Saxon reserves the right to amend, alter, change, or repeal any provision contained in the Saxon charter in the manner prescribed by Delaware corporate law.

The Saxon charter provides further that the affirmative vote of at least two-thirds of the voting power of all the shares entitled to vote generally in the election of directors is required to alter, amend or repeal, or to adopt any provisions inconsistent with certain provisions in the Saxon charter relating to the amendment of the bylaws.

Maryland Corporate Law. Under Maryland corporate law, to amend the charter, generally the board of directors first must adopt a resolution setting forth the proposed amendment and declaring its advisability and direct that the proposed amendment be submitted to shareholders for their consideration either at an annual or special meeting of shareholders. Thereafter, the proposed amendment must be approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. If the charter so provides, the board of directors may amend the charter to increase or decrease the number of authorized shares of stock without shareholder consent.

Saxon REIT. The provisions in the Saxon REIT charter relating to restrictions on transferability of Saxon REIT common stock, and fixing the size of the board within the range set forth in the Saxon REIT charter, as well as the provisions relating to removal of directors, the filling of board vacancies, liability and indemnification of directors and officers, the calling of special shareholder meetings, the authority of the board of directors to issue stock, amendment of the Saxon REIT charter and the exclusive authority of the board to amend the bylaws may be amended only by a resolution adopted by the board of directors and approved at an annual or special meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Saxon REIT charter generally may be effected by requisite action of the board of directors and approval by shareholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

Amendment of the Saxon Bylaws and Saxon REIT Bylaws

Delaware Corporate Law. Under Delaware corporate law, the adoption of, amendment to, or repeal of, a corporation’s bylaws requires the approval of the shareholders, unless the charter confers the power to amend the bylaws upon the board of directors. Even if the power to adopt, amend or repeal the bylaws is conferred upon the board of directors, the shareholders may not be divested of the power to adopt, amend or repeal the bylaws.

Saxon. Subject to the exceptions described below, the Saxon charter authorizes the board of directors to make, alter, amend and repeal the Saxon bylaws. Any bylaws made by the board of directors may be altered, amended or repealed by the directors or by the shareholders. The Saxon charter also provides that, subject to the exceptions described below, the Saxon bylaws may be altered, amended or repealed (a) by the affirmative vote of at least two-thirds of the shares represented and entitled to vote at an annual election of directors, or (b) subject to Delaware law, by a majority vote of those directors present at any meeting at which a quorum of the board of directors is present.

The Saxon bylaws provides that the power to repeal, alter, amend, and rescind the bylaws and to adopt new bylaws is vested with the board provided that the board may delegate such power, in whole or part, to the shareholders.

Maryland Corporate Law. Under Maryland corporate law, the adoption of, an amendment to, or the repeal of, a Maryland corporation’s bylaws requires the approval of the shareholders, unless the charter or bylaws confer the power to amend the bylaws upon the board of directors.

Saxon REIT. As permitted under Maryland corporate law, the Saxon REIT charter and bylaws provide that directors have the exclusive right to adopt, amend, or repeal the Saxon REIT bylaws.

Shareholder Voting Rights Generally

Delaware Corporate Law. Under Delaware corporate law, unless otherwise provided in the charter and subject to certain provisions of Delaware corporate law, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Delaware corporate law further provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders, unless Delaware corporate law, the charter or the bylaws specify a different voting requirement. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Saxon. The Saxon bylaws provide that in all matters, when a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Saxon charter, a different vote is required in which case such express provision shall govern and control the decision of such question. The Saxon bylaws also provide that each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period. Each share of Saxon common stock has one vote and the Saxon charter permits the board of directors to classify and issue shares of capital stock in one or more series having voting power which may differ from that of the common stock.

Maryland Corporate Law. Under Maryland corporate law, unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote the stock the shareholder owns either in person or by proxy, which proxy is not valid more than eleven months after its date, unless such proxy provides otherwise. Unless Maryland corporate law or charter specify a different voting requirement, a majority of all the votes cast at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders. Additionally, unless Maryland corporate law or charter provide otherwise, if two or more classes of stock are entitled to vote separately on any matter for which Maryland corporate law requires approval by two-thirds of all the votes entitled to be cast, the matter must be approved by two-thirds of all the votes of each class.

Saxon REIT. Each share of Saxon REIT common stock has one vote, and the Saxon REIT charter permits the board of directors to classify and issue shares of capital stock in one or more classes or series having voting power that may differ from that of the shares of Saxon REIT common stock. The Saxon REIT bylaws provide that, except with respect to the election of directors, and unless otherwise provided in the Saxon REIT charter, a majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present is sufficient to approve any matter properly before the meeting, unless more than a majority is required by statute or the Saxon REIT charter. Each shareholder is entitled to cast the votes owned of record by him either in person or by proxy, but no proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

Shareholder Action by Written Consent

Delaware Corporate Law. Under Delaware corporate law, unless otherwise provided in a corporation’s charter, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent (or consents) in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

Saxon. The Saxon bylaws provide that any action required or permitted to be taken by the shareholders of the corporation may be taken and that comments if a written consent is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted.

Maryland corporate law. Under Maryland corporate law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a unanimous written consent which sets forth the action and is signed by each shareholder entitled to vote on the matter is filed with the records of shareholder meetings.

Saxon REIT. The Saxon REIT bylaws provided that, subject to the rights of the holders of any class or series of stock (other than Saxon REIT common stock) to elect additional directors under specific circumstances, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by shareholders, unless such consent is unanimous.

Special Shareholder Meetings

Delaware Corporate Law. Under Delaware corporate law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the charter or by the bylaws.

Saxon. The Saxon bylaws provide that special meetings of shareholders of the corporation may be called by (i) the board of directors pursuant to a resolution approved by a majority of the entire board of directors or (ii) by shareholders owning a majority of the issued and outstanding capital stock upon a written request to the officer of Saxon. The business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the Saxon board.

Maryland Corporate Law. Under Maryland corporate law, a special meeting of shareholders may be called by (i) the president, (ii) the board of directors, or (iii) any other person specified in the charter or the bylaws. Maryland corporate law further provides that the secretary of a Maryland corporation shall call a special meeting of the shareholders on the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting, unless a Maryland corporation includes in its charter or bylaws a provision that requires the written request of shareholders entitled to cast a greater or lesser percentage of all votes entitled to be cast at the meeting, except that in no event shall the percentage provided for in the charter or bylaws be greater than a majority of all the votes entitled to be cast at the meeting. Notwithstanding the foregoing, Maryland corporate law provides that unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of the shareholders held during the preceding 12 months.

Saxon REIT. The Saxon REIT charter provides that special meetings of the shareholders may be called by the board of directors of Saxon REIT or any other person specified in the Saxon REIT bylaws. The Saxon REIT charter further provides that the secretary of Saxon REIT is required to call a special meeting of the shareholders on the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting. The Saxon REIT bylaws contain similar provisions to the Saxon REIT charter regarding the calling of special shareholder meetings. In addition, the Saxon REIT bylaws provide that special shareholder meetings may be called by the holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation in the manner specified in the Saxon REIT charter or articles supplementary.

Number and Election of Directors

Delaware Corporate Law. Under Delaware corporate law, the minimum number of directors is one. Delaware corporate law provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the charter fixes the number of directors, in which case a change in the number of directors may be made only upon amendment of the charter. In addition, Delaware corporate law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Delaware corporate law provides that directors must be elected by a plurality of the votes of the shares present in person or represented by proxy at a shareholder meeting and entitled to vote on the election of directors. Delaware corporate law further provides that the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the charter or the bylaws shall require a vote of greater number.

Saxon. The Saxon charter provides that the number of directors shall be fixed from time to time by or pursuant to the Saxon bylaws but shall not be less than one nor more than nine. The Saxon bylaws provide that the Saxon board shall be fixed from time to time by the board of directors or the vote of the holders of a majority of the issued and outstanding shares entitled to vote but shall not be less than three nor more than nine. Further, neither the Saxon charter nor the bylaws provide that the board of directors will be divided into classes of directors. However, prior to the 2004 annual meeting, the Saxon bylaws provided for the classification of the board of directors into three classes, each consisting of approximately one-third of the total number of directors. After the 2004 annual meeting, the bylaws will provide that the term of office for each director is one year and such term expires at the time of the annual meeting of shareholders. There are no cumulative voting rights in the election of directors under the Saxon charter.

Maryland Corporate Law. Under Maryland corporate law, the minimum number of directors is one. Maryland corporate law provides that the charter, until changed by the bylaws, shall provide the number of directors. The bylaws may both (i) alter the number of directors set by the charter, and (ii) authorize a majority of the entire board of directors to alter within specified limits the number of directors set by the charter or the bylaws, but the action may not affect the tenure of office of any director. In addition, Maryland corporate law permits, but does not require, a classified board of directors. If the directors are divided into classes, the term of office may be provided in the bylaws, except that (i) the term of office of a director may not be longer than five years or, except in the case of an initial or substitute director, shorter than the period between annual meetings, and (ii) the term of office of at least one class must expire each year. Each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless the charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

Saxon REIT. The Saxon REIT charter provides that, effective upon completion of the merger, the board of directors will consist of six members and may thereafter be increased or decreased in accordance with the Saxon REIT bylaws, provided that the total number of directors may not be fewer than one nor more than thirteen. Pursuant to the Saxon REIT bylaws, the number of directors shall be fixed by the board of directors within the limits set forth in the Saxon REIT charter. Further, neither the Saxon REIT charter nor the bylaws provide that the board of directors will be divided into classes of directors. At each annual meeting of shareholders, all directors will be elected at such meeting and will serve a one-year term. Because shareholders of Saxon REIT will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders the holders of a majority of the outstanding shares of Saxon REIT common stock will be able to elect all of the directors.

Removal of Directors

Delaware Corporate Law. Delaware corporate law provides that a director of a corporation may be removed with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided, that, when a corporation has a classified board of directors, a director may be removed only for cause, unless the charter provides otherwise, or if the corporation has cumulative voting and if less than the entire board is to be removed, such director or directors may be removed without cause only by the holder of sufficient shares to elect such director.

Saxon. The Saxon charter provides that directors may not be removed from office by the affirmative vote of the shareholders except for cause. The Saxon bylaws provide that any or all directors may be removed with or without cause by the shareholder at a special meeting and except as otherwise provide by Delaware law or the Saxon charter may be removed for cause by the board of directors.

Maryland Corporate Law. Under Maryland corporate law, unless the charter provides otherwise, the shareholders of a Maryland corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors, except that, unless the charter provides otherwise, (i) if the shareholders of any class or series are entitled separately to elect one or more directors, a director elected by a class or series may not be removed without cause except by the affirmative vote of a majority of all the votes of that class or series, (ii) if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member, and (iii) if the directors have been divided into classes, a director may not be removed without cause.

Saxon REIT. The Saxon REIT charter and Saxon REIT bylaws provides that, except for any directors who may be elected by holders of a class or series of shares other than Saxon REIT common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast for the election of directors.

Vacancies on the Board of Directors

Delaware Corporate Law. Under Delaware corporate law, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the charter or the bylaws. If, however, the charter directs that a particular class is to elect such director, only a majority of directors elected by such class may fill such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately before such increase, the Delaware Court of Chancery may, upon application of shareholders holding at least ten percent of the voting stock at the time having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office. Under Delaware corporate law, unless otherwise provided in the charter or bylaws, when one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Delaware corporate law in the filling of other vacancies.

Saxon. The Saxon charter and board resolutions provide that, subject to any rights of the holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office and upon the recommendation of the Nominating and Corporate Governance Committee, even though less than a quorum of the board of directors. Any director elected in this manner holds office for a term expiring at the end of the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified. No decrease in the number of directors may shorten the term of any incumbent director.

Maryland Corporate Law. Under Maryland corporate law, the shareholders may fill vacancies on the board of directors caused by the removal of a director, except that if the shareholders of any class or series are entitled separately to elect one or more directors, the shareholders of that class or series may elect a successor to fill a vacancy which results from the removal of a director elected by that class or series. Maryland corporate law further provides that unless the charter or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except that (i) a vacancy caused by an increase in the number of directors may be filled by a majority of the entire board, and (ii) if the shareholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class or series may fill any vacancy among the number of directors elected by that class or series. Under Maryland corporate law, a director elected by the board of directors to fill a vacancy serves until the next annual meeting of shareholders and until his successor is elected and qualifies. A director elected by the shareholders to fill a vacancy that results from the removal of a director serves for the balance of the term of the removed director.

Saxon REIT. The Saxon REIT charter and Saxon REIT bylaws provide that except in the case of a vacancy on the board of directors among the directors elected by a class or series of stock other than Saxon REIT common stock, any vacancy on the board of directors may be filled by the affirmative vote of a majority of the remaining directors (except that a vacancy which results from an increase in the number of directors may be filled by a majority of the entire board of directors). As provided by Maryland corporate law, a director elected in this manner serves until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Advance Notice of Director Nominations and of New Business Proposals

Saxon. The Saxon bylaws and board resolutions provide that (i) nominations for persons for election to the board of directors may be made (A) by the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee appointed by the board of directors, or by any shareholder entitled to vote in the election of directors if written notice of such shareholder’s intent to make such nomination or nominations is given to the Secretary of Saxon not less than ninety calendar days before the anniversary date of the immediately preceding annual meeting, or (B) if the annual meeting is scheduled for a date that is not within 30 days before or 30 days after such anniversary date or in the event of a special meeting, such notice must be given by the late of the thirteenth calendar day before such annual meeting or tenth calendar day following the day on which such notice for such meeting was made or public disclosure of the meeting was made, and (ii) shareholder proposals may be made by any shareholder entitled to vote in the election of directors and who satisfies the requirements of the proxy rules under the Exchange Act of 1934 by notice in writing, such notice to be received by the Secretary of Saxon in the same time frame after nomination of directors.

Saxon REIT. The Saxon REIT bylaws provide that (i) with respect to an annual meeting of shareholders, subject to the rights of holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only (A) pursuant to Saxon REIT’s notice of meeting, (B) by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee or (C) by a shareholder who was a shareholder of record both at the time of giving notice provided for in the Saxon REIT bylaws and at the time of the annual meeting, and who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Saxon REIT bylaws and (ii) with respect to special meetings of the shareholders, only the business specified in Saxon REIT’s notice of meeting may be brought before the meeting of shareholders and except as otherwise provided for or fixed by or pursuant to the provisions of the Saxon REIT charter relating to the rights of the holders of any class or series of stock having a preference over the Saxon REIT common stock as to dividends or upon liquidation to elect directors under specified circumstances, nominations of persons for election to the board of directors may be made only (x) pursuant to Saxon REIT’s notice of the meeting, (y) by or at the direction of the board of directors and upon the recommendation of the Nominating and Corporate Governance Committee or (z) provided that the board of directors has determined that directors shall be elected at such meeting, by a shareholder who was a shareholder of record both at the time of giving notice provided for in the Saxon REIT bylaws and at the time of the special meeting, and who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Saxon REIT bylaws. The advance notice provisions contained in the Saxon REIT bylaws generally require nominations and new business proposals by shareholders to be delivered to the Secretary of Saxon REIT not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which Saxon REIT first mailed its proxy materials for the prior year’s annual meeting of shareholders.

Transactions Involving Directors or Officers

Delaware Corporate Law. Under Delaware corporate law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because such director’s votes are counted for such purpose, if (i) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders, or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

A corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.

Saxon. As a Delaware corporation, Saxon is subject to the foregoing provision with respect to transactions between it and its officers and directors. Saxon has adopted a policy that any material contracts and transactions between Saxon REIT, or any of its subsidiaries, on the one hand, and a director or executive officer of Saxon REIT or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors and by the Audit Committee.

Maryland Corporate Law. Under Maryland corporate law, a contract or transaction between a Maryland corporation and any of its directors or between a Maryland corporation and any other corporation, firm, or other entity in which any of its directors is a director, or has a material financial interest, is not void or voidable solely for this reason, or solely because the director is present at the meeting of the board or committee of the board which authorizes, approves, or ratifies the contract or transaction, or solely because such director’s or directors’ votes are counted for such purpose, if (i) the fact of common directorship or interest is disclosed or known to the board of directors or the committee, and the board or committee authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (ii) the fact of common directorship or interest is disclosed or known to the shareholders entitled to vote, and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director, corporation, firm, or other entity, or (iii) the contract or transaction is fair and reasonable to the corporation. Common or interested directors or the stock owned by them or by an interested corporation, firm, or other entity may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board or at a meeting of the shareholders, as the case may be, at which the contract or transaction is authorized, approved or ratified.

Saxon REIT. As a Maryland corporation, Saxon REIT is subject to the foregoing provisions with respect to transactions between Saxon REIT and its directors. Saxon REIT’s board of directors also intends to continue Saxon’s policy which would require that any material contracts and transactions between Saxon REIT, or any of its subsidiaries, on the one hand, and a director or executive officer of Saxon REIT or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors and by the Audit Committee. Where appropriate in the judgment of the disinterested directors, the board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although the board of directors will have no obligation to do so.

Limitation of Liability and Indemnification of Directors and Officers

Delaware Corporate Law. Under Delaware corporate law, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases Delaware corporate law authorizes indemnification only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such cases. Moreover, Delaware corporate law requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, Delaware corporate law provides for indemnification of such person for expenses (including attorneys’ fees). Delaware corporate law states expressly that the indemnification provided by or granted pursuant to Delaware corporate law is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Saxon. Saxon’s charter and bylaws provide that every director, officer and employee of Saxon shall be indemnified against all expenses and liabilities, including attorney’s fees, reasonably incurred by or imposed upon him by reason of his being or having been a director, officer or employee of Saxon. A director, officer or employee is entitled to be indemnified if that person acted in good faith and in a manner he or she reasonably believed to be in the best interests of Saxon. Saxon’s charter provides, however, that indemnification shall not be provided if a person is found liable to Saxon for any claim, issue or matter. In a criminal matter, indemnification may not be made if the person had reasonable cause to believe that his or her actions were unlawful.

Maryland Corporate Law. Maryland corporate law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action; or (iii) in the case of any criminal proceeding, the director having reasonable cause to believe that an act or omission was unlawful. Maryland corporate law further provides that a Maryland corporation may not indemnify a director or officer for any proceeding in which the director or officer is found to be liable to the corporation in a suit by or in the right of the corporation. Maryland corporate law expressly states that the indemnification or advancement of expenses authorized by Maryland corporate law may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, the bylaws, a resolution of the shareholders or directors, an agreement or otherwise.

Saxon REIT. The Saxon REIT charter provides that to the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of Saxon REIT shall be personally liable to Saxon REIT or its shareholders for money damages. No amendment of the Saxon REIT charter or repeal of its provisions will limit the benefits provided to directors and officers under this provision with respect to any act or omission that occurred before such amendment or repeal. The Saxon REIT charter and Saxon REIT bylaws provide broad indemnification to directors and officers, whether serving Saxon REIT, or at its request, any other entity, to the fullest extent permitted under Maryland law. Saxon REIT will indemnify any present or former director and officer, (A) who has been successful, on the merits or otherwise, in defense of a proceeding to which he or she was made a party because of service in such capacity against reasonable expenses incurred by such officer or director in connection with the proceeding, and (B) against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party because of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a)

was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The Saxon REIT bylaws require Saxon REIT, as a condition to advancing expenses, to obtain (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Saxon REIT as authorized by the bylaws and (ii) a written statement by or on his behalf to repay the amount paid or reimbursed by Saxon REIT if it shall ultimately be determined that the standard of conduct was not met.

Saxon REIT also intends to enter into indemnification agreements indemnifying each of its directors and officers to the fullest extent permitted by Maryland law and to advance to its directors and officers all related expenses subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Declaration of Dividends

Delaware Corporate Law. Under Delaware corporate law, a corporation is permitted to declare and pay dividends out of surplus (as defined in Delaware corporate law) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property or shares of a corporation’s capital stock. In addition, Delaware corporate law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

Saxon. Saxon, as a Delaware corporation, is subject to the foregoing provisions of Delaware corporate law

Maryland Corporate Law. Under Maryland corporate law, if authorized by its board of directors, a Maryland corporation may declare and pay dividends subject to any restriction in its charter unless, after giving effect to the dividend, (i) the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights on dissolution are superior to those receiving the dividend.

Saxon REIT. Under the Saxon REIT bylaws, dividends upon the shares of stock of Saxon REIT may be authorized and declared by the directors, subject to the provisions of law and the Saxon REIT charter. Under the Saxon REIT charter, subject to the provisions of law and any preferences of any class of the capital stock of Saxon REIT, classified or reclassified, dividends (including dividends payable in shares of another class of Saxon REIT stock) may be paid on Saxon REIT common stock at such time and in such amounts as the board of directors may deem advisable and the holders of Saxon REIT common stock shall share ratably in any such dividends, in proportion to the number of shares of Saxon REIT common stock held by them respectively, on a share for share basis. The Saxon REIT bylaws provide that dividends and other distributions may be paid in cash, property, or shares of Saxon REIT, subject to Maryland law and the Saxon REIT charter. Saxon REIT currently expects to pay regular dividends to holders of shares of its common stock.

Appraisal Rights

Delaware Corporate Law. Under Delaware corporate law, the right to receive an appraisal of the fair value of dissenting shares is made available to shareholders of a constituent corporation in a merger or consolidation effected under Delaware corporate law. Dissenters’ rights of appraisal are not available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine shareholders entitled to receive notice and vote on such transaction, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc., or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided by Delaware corporate law.

Notwithstanding the foregoing, appraisal rights under Delaware corporate law are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Delaware corporate law to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof, (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares, or (iv) any combination of the shares of stock, depository receipts and cash in lieu of such fractional shares.

Saxon. Saxon, as a Delaware corporation, is subject to the foregoing provisions of Delaware corporate law

Maryland Corporate Law. Under Maryland corporate law, a shareholder of a Maryland corporation has the right to demand and receive payment of the fair value of the shareholder’s stock from the corporation if, among other things, the corporation consolidates or merges with another corporation. Unless the transaction is governed by certain provisions specified by Maryland corporate law, however, a shareholder may not demand the fair value of his stock and is bound by the terms of the transaction if (i) the stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., (ii) the stock is that of the successor in a merger, unless (a) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or (b) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor, (iii) the stock is not entitled to vote on the transaction or the shareholder did not own the stock as of the record date, (iv) the charter provides that the shareholders are not entitled to the rights of an objecting shareholder, or (v) the stock is that of an open-end investment company registered with the SEC under the Investment Company Act and the value placed on the stock in the transaction is its net asset value.

Saxon REIT. Saxon REIT, as a Maryland corporation, is subject to the foregoing provisions of Maryland corporate law.

Merger, Consolidation, Share Exchange, and Transfer of all or Substantially all Assets

Delaware corporate law. Under Delaware corporate law, the principal terms of a merger or consolidation generally require the approval of the shareholders of each of the constituent corporations. Unless otherwise required in a corporation’s charter, Delaware corporate law does not require a shareholder vote of the surviving corporation in a merger if (i) the agreement of merger does not amend in any respect the charter of such constituent corporation, (ii) each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately before the effective date of the merger.

When a shareholder vote is required under Delaware corporate law to approve a merger or consolidation, unless the charter provides otherwise, the affirmative vote of a majority of shares present in person or represented by proxy for each class of shares entitled to vote on the merger or consolidation shall be required to approve the merger or consolidation. If multiple classes of stock are entitled to vote on the merger or consolidation as separate classes, then a majority of each class present in person or represented by proxy at the meeting entitled to vote to approve the merger or consolidation, voting separately as a class, shall be required to approve the merger or consolidation.

Under Delaware corporate law, a corporation may at any meeting of its board of directors or governing body, sell, lease, or exchange all or substantially all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or other property, including shares of stock in, or other securities of, any other corporation or corporations, as its board of directors or governing body deems expedient and for the best interests of the corporation, when and as authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Saxon. Saxon, as a Delaware corporation, is subject to the preceding provisions of Delaware corporate law.

Maryland Corporate Law. Maryland corporate law generally provides that mergers, consolidations, share exchanges, or transfers of assets must first be approved by a majority of the board of directors and thereafter approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (unless the charter provides for a greater or lesser shareholder vote but not less than a majority of the number of votes entitled to be cast on the matter).

Under Maryland corporate law, however, certain mergers may be accomplished without a vote of shareholders. For example, no shareholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90 percent of the subsidiary. In addition, a merger need not be approved by shareholders of a Maryland successor corporation if the merger does not reclassify or change the terms of any class or series of its shares that are outstanding immediately before the merger becomes effective or otherwise amend the charter, and the number of shares of such class or series of its stock outstanding immediately after the merger does not increase by more than 20 percent of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its board of directors and by any other action required by its charter. Under Maryland corporate law, a transfer of assets is defined to mean any sale, lease, exchange or other transfer of all or substantially all of the assets of the corporation but excludes (i) a transfer of assets by a corporation in the ordinary course of business actually conducted by it, (ii) a mortgage, pledge or creation of any other security interest in any or all of the assets of the corporation, whether or not in the ordinary course of its business, (iii) an exchange of shares of stock through voluntary action under any agreement with the shareholders, or (iv) a transfer of assets to one or more persons if all the equity interests of the person or persons are owned, directly or indirectly, by the corporation, or (v) by a corporation registered as an open-end investment company under the Investment Company Act.

Saxon REIT. Pursuant to the Saxon REIT charter, subject to the terms of any class or series of capital stock at the time outstanding, Saxon REIT will be able to merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer its assets within the meaning of Maryland corporate law, but any such merger consolidation, share exchange or transfer of assets must be approved by the board of directors in the manner provided in Maryland corporate law. The Saxon REIT charter provides for shareholder approval of such transactions by a two-thirds vote of all votes entitled to be cast (subject to the above enumerated statutory exceptions to a shareholder vote), except that any merger of Saxon REIT with or into a trust organized to change Saxon REIT’s form of organization from a corporation to a trust will require the approval of shareholders of Saxon REIT by the affirmative vote only of a majority of all the votes entitled to be cast on the matter, provided that (i) the shareholders of the trust immediately following the merger are the same as the shareholders of Saxon REIT immediately before the merger and (ii) the trust’s declaration of trust contains amendment provisions substantially equivalent to those contained in specified provisions of the Saxon REIT bylaws.

Changes in Control Under Delaware and Maryland Law

Delaware Corporate Law. Section 203 of Delaware corporate law provides that, subject to certain exceptions specified therein, a corporation will not engage in any business combination with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (i) before such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or after such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder. Except as specified in Section 203 of Delaware corporate law, an interested shareholder is defined to include any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation, or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person. Section 203(b)(4) exempts from the restrictions in Section 203 a corporation that lacks a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq Stock Market, or (iii) held of record by more than 2,000 shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder.

Saxon. Saxon as a Delaware corporation, is subject to the preceding provisions of Delaware corporate law.

Maryland Corporate Law. Under Maryland corporate law, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any interested shareholder or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be approved by a supermajority (80%) of outstanding voting shares, and by two-thirds of voting shares other than those held by an interested shareholder unless, among other conditions, the corporation’s common shareholders receive a minimum price (as defined in Maryland corporate law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder. A business combination that is approved by the board of directors of a Maryland corporation at any time before an interested shareholder first becomes an interested shareholder is not subject to the special voting requirements. Saxon REIT has opted out of the business combination provisions of Maryland corporate law and, accordingly, will not be subject to such provisions although Saxon REIT may elect to become subject to these provisions in the future.

Maryland corporate law further provides that “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding all interested shareholders.

Control shares are voting shares which, if aggregated with all other such shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, (iii) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

Saxon REIT. Saxon REIT has opted out of the business combination and “control share” acquisition provisions of Maryland corporate law, and, accordingly will not be subject to such provisions. As permitted by Maryland corporate law, however, Saxon REIT’s board of directors may elect to become subject to these provisions in the future.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Introduction

The following discussion summarizes the federal income tax consequences reasonably anticipated to be material to you in connection with the REIT conversion and your ownership and disposition of Saxon REIT common stock. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all Saxon shareholders. Accordingly, it does not discuss all aspects of federal income taxation that might be relevant to you in light of your particular investment or tax circumstances. Therefore, you should review the following discussion and consult your own tax advisors to determine the interaction of your tax situation with the anticipated tax consequences of the REIT conversion and your subsequent ownership and disposition of Saxon REIT common stock.

The following discussion provides general information only, is not exhaustive of all possible tax considerations, and is not intended to be (and should not be construed as) tax advice. For example, this summary does not give a description of any state, local, or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to you if you are subject to special treatment under the federal income tax laws. For example, special tax issues affecting insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the extent discussed under the heading “Taxation of Tax-Exempt Entities”), or foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading “United States Federal Income Tax Considerations Applicable to Foreign Shareholders”) are not discussed herein.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as revealed in private letter rulings, which may not be used or cited as precedent by taxpayers other than the taxpayer to whom the private letter ruling is addressed), and court decisions, all as of the date hereof.

McKee Nelson LLP, counsel to Saxon and Saxon REIT, has delivered to Saxon and Saxon REIT an opinion to the effect that the discussion herein under the heading “Material Federal Income Tax Consequences,” to the extent that it contains descriptions of applicable federal income tax law, is correct in all material respects (See Annex C for this opinion). The opinion, however, does not purport to address the tax consequences of the REIT conversion and the subsequent ownership and disposition of Saxon REIT common stock to you in light of your particular circumstances, nor does it purport to predict whether, and the extent to which, future events and transactions, only some of which may be within the control of Saxon REIT, will have a material adverse effect on your income tax positions. The opinion is based on the Code and Treasury Regulations in effect on the date hereof, current administrative interpretations and positions of the IRS, and existing court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change the law or the above-mentioned conclusions reached by counsel. In addition, any such change could apply retroactively to transactions preceding the date of change. Moreover, opinions of counsel merely represent counsel’s best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion (which does not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED BY A SAXON REIT SHAREHOLDER AS, TAX ADVICE. YOUR SPECIFIC TAX ATTRIBUTES COULD HAVE A MATERIAL EFFECT ON THE TAX CONSEQUENCES TO YOU OF THE REIT CONVERSION. YOU SHOULD, THEREFORE, CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION, AND THE TAX CONSEQUENCES TO YOU UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION. THE FOLLOWING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.

Federal Income Tax Consequences of the REIT Conversion

The merger is intended to qualify as a reorganization under the Code, and the federal income tax consequences summarized below are based on the assumption that the merger will so qualify. McKee Nelson, counsel for Saxon and Saxon REIT, has delivered to Saxon and Saxon REIT an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Code (See Annex C for this opinion). The opinion, however, like the opinion described in the paragraph above, does not purport to address the tax consequences of the merger to you in light of your particular circumstances, and is subject to the same limitations concerning changes in law or interpretations thereof, and, like the opinion described above, is based, in part, on representations made by Saxon and Saxon REIT. McKee Nelson cannot provide assurance that its opinion (which does not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling will be sought from the IRS regarding the merger.

Because the merger will qualify as a reorganization under the Code, no gain or loss will be recognized by Saxon, Saxon REIT, SCH or SMC as a result of the merger.

You may recognize gain, but you will not recognize loss, upon the exchange of your shares of Saxon common stock for shares of Saxon REIT common stock and cash. If the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange for your shares of Saxon common stock exceeds the adjusted basis of your shares of Saxon common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Saxon common stock.

All or a portion of the gain you recognize could, however, be treated as dividend income to you. If you are a domestic noncorporate taxpayer, any gain characterized as dividend income would be subject to tax at the rates applicable to net capital gains. If you are a domestic corporate taxpayer, any gain characterized as dividend income would be eligible for the dividends received deduction. The rules for determining whether a portion of the gain you recognize will be characterized as dividend income are not clear, and we urge you, therefore, to consult your tax advisor concerning these rules.

If the adjusted basis of your shares of Saxon common stock exceed the sum of the fair market value of the Saxon REIT common stock and the amount of cash you receive in exchange therefor, you will not recognize a loss.

Your basis in the shares of Saxon REIT common stock following the exchange will equal your aggregate basis in the shares of Saxon common stock exchanged therefor, minus the amount of cash you receive in the exchange, plus the amount of any gain you recognize on the exchange, irrespective of whether such gain is characterized as capital gain or as a dividend. Your holding period for the shares of Saxon REIT common stock will include the period for which you held the shares of Saxon common stock, assuming you held the Saxon common stock as a capital asset.

Following the merger, one or more of our taxable REIT subsidiaries will sell certain assets to Saxon REIT for cash. Those assets for the most part will be assets that will be treated as qualified REIT real estate assets for purposes of the quarterly asset tests described below and will be sources of qualifying income for purposes of the 95% and 75% gross income tests described below. The selling taxable REIT subsidiaries will recognize gain, but not loss, on the sale of assets.

Federal Income Taxation of Saxon REIT Following the REIT Conversion

Saxon REIT plans to elect to be taxed as a REIT effective for its taxable year ending December 31, 2004. Saxon REIT will make the election by filing a federal income tax return for the taxable year ending December 31, 2004 on IRS Form 1120 REIT. Commencing with such first taxable year, Saxon REIT intends to be organized and to operate in such a manner so as to qualify for taxation as a REIT under the Code, and it intends to continue to operate in such a manner. Saxon REIT cannot assure you, however, that in all circumstances it will be able to continue to operate in such a manner so as to qualify or remain qualified as a REIT under the Code.

The sections of the Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following summary sets forth the material aspects of these rules, which summary, however, is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

McKee Nelson has acted as Saxon REIT’s counsel in connection with the REIT conversion and Saxon REIT’s election to be taxed as a REIT. McKee Nelson has provided an opinion to Saxon REIT to the effect that, beginning with Saxon REIT’s taxable year ending December 1, 2004, it will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code (see Annex C for this opinion). Saxon REIT must caution you that this opinion is conditioned upon completion of the REIT conversion in the manner described in this proxy statement/prospectus and upon certain assumptions and representations it has made as to factual matters relating to its organization, its business operations, and its properties as described in this proxy statement/prospectus. The opinion is also based on the assumption that all of the transactions and other actions described under the “Proposal 1— Approval of the Merger Agreement— The REIT Conversion Transactions” and related portions of this proxy statement/prospectus and under “Material Federal Income Tax Consequences” are completed before the date of the merger, except where the description thereof clearly contemplates completion of such action subsequent thereto. If Saxon REIT desires to be a REIT for the taxable year ending December 31, 2004, that means all of the transactions and other actions referred to above would need to be completed before that date. Moreover, such qualification and taxation as a REIT depends upon Saxon REIT’s ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of share ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by McKee Nelson. Accordingly, Saxon REIT cannot assure you that the actual results of its operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this proxy statement/prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “— REIT Qualification – Failure to Qualify” below.

If Saxon REIT qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its taxable income that it distributes currently to its shareholders. This treatment would substantially eliminate the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a regular corporation. Saxon REIT will be subject to federal income tax, however, in the following instances:

1.	Saxon REIT will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains (provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). For any taxable year, Saxon REIT’s “REIT taxable income” is its taxable income computed as though it were a “C” corporation (generally, a corporation subject to full corporate-level tax), adjusted, as provided in Section 857(b) of the Code, to account for various items, including a deduction for dividends paid.

2.	Under certain circumstances, Saxon REIT may be subject to the “alternative minimum tax” on its items of tax preference.

3.	If Saxon REIT has (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. See “— REIT Qualification – Foreclosure Property” below.

4.	If Saxon REIT has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), it will be subject to a 100% tax on the amount of such net income. See “—REIT Qualification – Prohibited Transactions” below.

5.	If Saxon REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but it nonetheless maintains its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect its profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 90% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 95% gross income test.

6.	If Saxon REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 90% of its capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

7.	If Saxon REIT were to acquire assets from a “C” corporation in a transaction in which its basis in those assets was determined by reference to the “C” corporation’s basis, then the excess, if any, of the fair market value of the assets over the tax basis of the assets on the date of acquisition would be “built-in gain” and the assets would be “built-in gain assets.” If Saxon REIT disposed of such built-in gain assets within the ten-year period beginning on the date of their acquisition, then, to the extent of the built-in gain inherent in such assets it would be subject to tax at the highest regular corporate rate applicable.

8.	If Saxon REIT recognizes excess inclusion income and has shareholders who are disqualified organizations within the meaning of Section 860E(e)(5) of the Code (generally, an agency or instrumentality of the United States, any State, or any foreign government, or any political subdivision of any of the foregoing), it will have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations. See “—Taxation of U.S. Shareholders – Excess Inclusion Income” below.

REIT Qualification

Summary of Requirements Generally. If Saxon REIT is to qualify as a REIT, it must elect REIT status by filing a federal income tax return using Form 1120 REIT for its first taxable year and each year thereafter, and it must comply with the following material technical requirements imposed by the Code:

1.	Saxon REIT must be managed by one or more directors or trustees;

2.	Shares of Saxon REIT’s stock must be transferable;

3.	Saxon REIT would be taxable as a domestic corporation but for the provisions of the Code applicable to REITs;

4.	Saxon REIT cannot be a financial institution or an insurance company subject to certain provisions of the Code;

5.	Shares of Saxon REIT’s stock must be beneficially owned by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate apart of a taxable year of less than 12 months;

6.	No more than 50% in value of Saxon REIT’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined for this purpose to include private foundations, certain unemployment compensation trusts, and portions of trust that are permanently set aside or used for charitable purposes) at any time during the last half of its taxable year;

7.	Saxon REIT must meet certain other tests, described below, regarding the sources from which it derives gross income and the nature of its assets; and

8.	Saxon REIT generally must distribute dividends to its shareholders in an amount that at least equals 90% of its REIT taxable income, determined without regard to net capital gain.

Saxon REIT must satisfy requirements 1 through 4, inclusive, during the entire taxable year. Saxon REIT need not satisfy requirements 5 and 6 for the first taxable year for which it elects REIT status, which it expects to be the year ending December 31, 2004. For purposes of applying requirement 6, stock attribution rules set forth in Section 544 of the Code treat stock owned by corporations, partnerships, or trusts as though the shareholders, partners, or beneficiaries of those entities owned such stock proportionally. Moreover, under Section 857(h) of the Code, qualified employee pension or profit sharing trusts are not treated as individuals for purposes of requirement 6, but instead, the stock owned by such a trust is considered to be owned by the beneficiaries of the trust based in proportion to their actuarial interests in the trust.

Saxon REIT believes that it will meet the above-enumerated requirements 1 through 6 at all relevant times.

In connection with requirement 6, Saxon REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If Saxon REIT complies with this requirement, and it does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement 6, then it will be treated as having met requirement 6. If it were to fail to send such annual letters, it would be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. If Saxon REIT fails to send annual letters, the IRS also might require that it take further action to ascertain actual ownership of its shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters were due to reasonable cause and not to willful neglect. Saxon REIT intends to send letters annually in a manner that conforms to the requirements of the Code and relevant Treasury Regulations.

In addition, Saxon REIT’s charter provides restrictions regarding the transfer and ownership of shares of its stock. These restrictions are intended to assist Saxon REIT in continuing to satisfy the share ownership requirements described in requirements 5 and 6 above. The ownership and transfer restrictions are described in more detail in “Certain Provisions of Maryland Law and Saxon REIT Charter and Bylaws —Ownership Limitation.” These restrictions, together with Saxon REIT’s compliance with the annual shareholder letter requirement described above, however, may not ensure that it will, in all cases, be able to satisfy the share ownership requirements described above. If Saxon REIT fails to satisfy such share ownership requirements, its REIT status will terminate. See “—Failure to Qualify.”

Quarterly Asset Tests. Generally, Saxon REIT must meet the following asset tests at the close of each quarter of each taxable year:

1.	At least 75% of the value of Saxon REIT’s total assets must be “qualified REIT real estate assets” (described below), government securities, cash and cash items (including receivables);

2.	No more than 25% of the value of Saxon REIT’s total assets may be securities other than securities in the 75% asset class (for example, government securities and certain mortgage-backed securities);

3.	No more than 20% of the value of Saxon REIT’s total assets may be securities of one or more taxable REIT subsidiaries (described below); and

4.	Except for securities in the 75% asset class, securities in a taxable REIT subsidiary or “qualified REIT subsidiary,” certain partnership interests, and for purposes of clause (c) below, certain “straight” debt obligations

(a)	Saxon REIT may not hold more than 5% of the value of its total assets in the securities of any one issuer;

(b)	Saxon REIT may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

(c)	Saxon REIT may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

The term “qualified REIT real estate assets” means assets of the type described in Section 856(c)(5)(B) of the Code, and generally include –

•	Interests in real property, including fee ownership and co-ownership of land and improvements thereon and leasehold interests and options on land and improvements thereon;

•	Interests in mortgages on real property;

•	Regular and residual interests in REMICs (provided that if less than 95% of the assets of a REMIC consists of qualified real estate assets, determined as if Saxon REIT held such assets, we will be treated as holding directly our proportionate share of the assets of that REMIC);

•	Non-REMIC mortgage-backed securities that represent ownership interests in pools of mortgage loans;

•	Shares in other REITs; and

•	Investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

A REIT may hold up to 100% of the stock in a taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. SCH and Saxon REIT will file such an election to have SCH treated as Saxon REIT’s taxable REIT subsidiary effective as of the date of the REIT conversion. As a consequence of the election, each corporation in which SCH owns directly or indirectly securities representing more than 35% of the total voting power of the outstanding voting securities of the corporation or more than 35% of the value of the total outstanding securities of the corporation will also be treated as a taxable REIT subsidiary of Saxon REIT. As taxable REIT subsidiaries, SCH and its subsidiaries will be able to conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests outlined below.

As a taxable REIT subsidiary, SCH will pay federal income tax at the rates applicable to corporations on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a taxable REIT subsidiary and the parent REIT are at arm’s length. If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (i) interest payments made by a taxable REIT subsidiary to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. Saxon REIT will scrutinize all of its transactions with its taxable REIT subsidiaries in an effort to ensure that it does not become subject to these taxes. Saxon REIT cannot assure you, however, that it will be able to avoid application of these taxes.

If Saxon REIT owns 100% of the stock of a subsidiary corporation for which it does not make a taxable REIT subsidiary election, the subsidiary will be a qualified REIT subsidiary. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as Saxon REIT’s assets, liabilities, and items of income, deduction, and credit. Saxon REIT anticipates owning one or more qualified REIT subsidiaries for purposes of holding certain assets held for investment and for purposes of executing its securitization transactions. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

Saxon believes that, because Saxon REIT will own a large portfolio of mortgage loans, Saxon REIT will be able to satisfy the asset tests. Saxon REIT will monitor the value of its mortgage loans, its stock in its taxable REIT subsidiaries, and its non-qualifying assets throughout the year and will endeavor to manage its portfolio of assets to comply with the asset tests.

If Saxon REIT satisfies the asset tests at the close of any calendar quarter, but fails to meet any of the asset tests as of the close of a subsequent calendar quarter and such failure is due to the acquisition of securities or other assets, the Code allows it a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If Saxon REIT does cure a failure within the 30-day period, it will be treated as having satisfied the asset tests at the close of the calendar quarter. Saxon REIT will not fail the quarterly asset tests if a discrepancy exists between the value of its assets and the requirements of the asset tests if such discrepancy is attributable solely to fluctuations in the market values of Saxon REIT’s assets.

Gross Income Tests. To qualify as a REIT, generally Saxon REIT must meet the following gross income tests for each taxable year:

1.	At least 75% of Saxon REIT’s gross income must be derived from the real estate sources specified in Section 856(c)(3) of the Code, including –

(a)	Rents from real property;

(b)	Interest income on obligations secured by mortgages on real property or on interests in real property;

(c)	Income derived from REMIC regular or residual interests (provided that if less than 95% of the REMIC’s assets are qualifying REIT real estate assets, determined as if we held them directly, then only a proportionate amount of the income will be qualifying income for purposes of this test);

(d)	Gain from the disposition of qualified REIT real estate assets, including mortgage loans (other than dispositions treated as prohibited transactions, as described below);

(e)	Income or gain from foreclosure property (as described below);

(f)	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

(g)	Amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property (other than amounts that depend on the income or profits of any person); and

(h)	“Qualified temporary investment income” (generally, income Saxon REIT earns from investing new capital raised through equity offerings or public debt offerings with at least a five-year term, provided it receives or accrues that income within one year of acquiring such new capital).

2.	At least 95% of Saxon REIT’s gross income for each taxable year must be derived from sources of income specified in Section 856(c)(2) of the Code, which include–

(a)	The types of gross income described in paragraph 1 above;

(b)	Dividends;

(c)	Interest;

(d)	Income derived from certain hedging transactions, or gain from the disposition or termination of certain hedging transactions, entered into to hedge interest rate risk with respect to indebtedness incurred or to be incurred to carry real estate assets; and

(e)	Gains from the sale of stock or securities (other than sales that are prohibited transactions).

If Saxon REIT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under Section 856(c)(6) of the Code. Such relief will be available if Saxon REIT could demonstrate that its failure to satisfy the tests was due to reasonable cause and was not due to willful neglect, it attaches to its federal income tax return a schedule showing the sources and amounts of each item of its gross income, and the inclusion of any incorrect information set forth in that schedule is not due to fraud with intent to evade tax. Saxon REIT cannot know at this time whether it would, in all circumstances, be able to avail itself of the relief provided under Section 856(c)(6) of the Code. For example, if Saxon REIT failed the 75% test because more than 25% of its gross income represented dividends it received from SCH, one of its taxable REIT subsidiaries, the IRS could determine that Saxon REIT’s failure of the test would not satisfy the reasonable cause standard. If Saxon REIT failed one of the tests and it was ineligible for relief, it would fail to qualify as a REIT. Moreover, even if it qualifies for relief, it will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect its profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 90% of its gross income (excluding gross income from prohibited transactions) over (II) its gross income that qualifies under the 95% gross income test.

For purposes of the gross income tests, Saxon REIT’s income includes 100% of the income earned by a disregarded entity in which it holds the sole equity interest, such as a qualified REIT subsidiary or a wholly-owned trust or limited liability company. In addition, Saxon REIT’s gross income will include its allocable share of the income of any entity that is treated as a partnership for federal income tax purposes.

Saxon REIT intends to securitize mortgage loans in non-REMIC transactions that will be treated as borrowing transactions for federal income tax purposes. As a result, Saxon REIT will be treated as owning the mortgage loans that it has securitized for purposes of the quarterly asset tests, and, for purposes of applying the gross income tests, it will include in its gross income all of the income generated by those mortgage loans, even though a large portion of the payments of the mortgage loans will be paid out on the mortgage-backed notes that it issues in the securitization transaction.

Gross income Saxon REIT derives from the sale of property (other than foreclosure property, as described below) that it holds for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests.

Saxon believes that Saxon REIT will be able to satisfy the 95% and 75% gross asset tests because, as explained below, the income from its mortgage loans will be qualifying income for purposes of both tests. Saxon REIT will monitor the amount of its non-qualifying income throughout the year and it will endeavor to manage its portfolio to comply with the gross income tests.

The following paragraphs discuss some of the specific applications of the gross income tests to Saxon REIT.

Dividends. The dividends Saxon REIT receives from SCH, one of its taxable REIT subsidiaries, or from any other corporation (other than a qualified REIT subsidiary) in which it owns an interest, will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Saxon REIT intends to limit the amount of dividends it receives from taxable REIT subsidiaries so as to avoid failing the 75% gross income test.

Interest. For purposes of both the gross income tests, the term interest excludes any amount that is based on the income or profits of any person. Thus, interest based on net rental income from mortgaged property would not be qualifying income. Saxon REIT does not anticipate holding mortgage loans that would provide for such payments.

Generally, interest on mortgage loans, including any original issue discount, market discount, prepayment premiums, late payment fees, and assumptions fees, but not any amount that represents compensation for services, will be qualifying income for purposes of both gross income tests. If, however, for any taxable year, the amount of a mortgage loan exceeds the loan value of the real property securing the mortgage loan, only a portion of the interest on that loan will qualify for purposes of the 75% gross income test and the balance will qualify only for purposes of the 95% gross income test. The “amount” of a mortgage loan is the highest balance of the mortgage loan during the taxable year. The “loan value” of the mortgage loan generally is the fair market value of the real property on the date Saxon REIT commits to originate or acquire the mortgage loan. The portion of the interest on a mortgage loan that qualifies under the 75% gross income test is a percentage equivalent of a fraction, the numerator of which is the loan value of the real property securing the mortgage loan and the denominator of which is the amount of the mortgage loan. Thus, if Saxon REIT were to acquire a mortgage loan with an LTV in excess of 100%, a portion of the interest on the loan would not qualify for purposes of the 75% gross income test.

Fee Income. Saxon REIT may receive various fees in connection with its business of originating, acquiring, and servicing mortgage loans. Fees Saxon REIT receives as consideration for a commitment to originate or acquire mortgage loans will represent qualifying income for purposes of both the 75% and 95% gross income tests (provided such fees are not based on the income or profits of any person). Fees that Saxon REIT receives for servicing a mortgage loan that it is treated as owning for tax purposes, such as a mortgage loan that it has securitized in a transaction that is treated as a borrowing for federal income tax purposes, is treated as qualifying income for purposes of the 75% and 95% gross income tests to the same extent that interest income on the mortgage loan is qualifying income. Fees for servicing a mortgage loan that is treated as owned by a person other than Saxon REIT for federal income tax purposes, such as a mortgage loan that is held in a trust for which a REMIC election is in place, would not represent qualifying income. Saxon REIT expects that Saxon Mortgage Services, one of Saxon REIT’s taxable REIT subsidiaries, will service all mortgage loans that it is not treated as owning for federal income tax purposes. In addition, Saxon Mortgage Services will subservice the mortgage loans that Saxon REIT is treated as owning for federal income tax purposes and for which it holds the servicing rights. As a result, it will not take servicing income with respect to those loans into account in applying the gross income tests.

Hedging Transactions. The treatment of hedging transactions under the tax rules applicable to REIT qualification is not entirely clear. Section 856(c)(5)(G) of the Code provides that income and gain derived from transactions entered into by a REIT to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, such as mortgage loans, represents a source of income that qualifies for purposes of the 95% gross income test but not for the 75% gross income test. The treatment of hedges entered into to hedge risks other than interest rate risk, or to hedge assets rather than indebtedness, is not clear. In addition, the treatment of hedging transactions under the quarterly asset tests is not clear. Saxon REIT believes, nevertheless, that the hedging transactions that it will employ will fit within the limitations imposed under the tax law applicable to REITs. Saxon REIT may, however, find that in certain instances it must hedge risks incurred by it through transactions entered into by a taxable REIT subsidiary. Hedging Saxon REIT risk through a taxable REIT subsidiary would be inefficient on an after-tax basis because of the tax liability imposed on the taxable REIT subsidiary.

Rents from Real Property. Saxon REIT does not intend to own any real property for the production of rental income. Saxon REIT may, however, acquire real property as a result of foreclosure on a mortgage loan that it holds for investment. To the extent Saxon REIT derives rental income from any real property it may own, the rental income will be treated as “rents from real property” for purposes of the gross income tests only if several conditions are satisfied. The conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based on the income or profits of any person. Rent based on a percentage of gross receipts or gross sales is, however, permissible. Second, rents Saxon REIT receives from a related party tenant will not qualify as rents from real property unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants, and the rent paid by the taxable REIT subsidiary is comparable to that paid by unrelated tenants for comparable space. A related party tenant is a tenant in which Saxon REIT actually, or constructively, applying certain rules of attribution set out in the Code, owns a 10% or greater interest. Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of the rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as rents from real property, Saxon REIT is only allowed to provide services that are both usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant.

Prohibited Transactions. Saxon REIT will incur a 100% tax on the net income it derives from a sale or other disposition of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of its trade or business. Each such sale we refer to as a prohibited transaction. Although Saxon REIT does not intend to engage in any prohibited transactions, whether it is considered to hold an asset for sale to customers in the ordinary course of its business is a question of fact. Section 857(b)(6)(C) of the Code sets forth certain safe harbors under which certain sales of property will not be considered to be prohibited transactions. Saxon REIT will endeavor to structure any asset sales so as to qualify under the safe harbors. Saxon REIT cannot assure you, however, that it will always be able to avoid holding assets for sale to customers in the ordinary course of business or to avail itself of the safe harbors. Sales of loans by a taxable REIT subsidiary are not subject to the prohibited transaction rules.

Saxon REIT intends to structure its securitization transactions such that they are treated as financing transactions for federal income tax purposes and not as sales of mortgage loans or REMIC interests. Saxon REIT intends to avoid making REMIC elections with respect to its securitization transactions because REMIC securitizations are treated as sales transactions for federal income tax purposes and frequent and recurring sales activity would implicate the prohibited transaction rules. Saxon REIT may, however, cause a taxable REIT subsidiary to undertake a securitization in a REMIC format if it determines that a REMIC election will result in a superior execution for a particular transaction.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that Saxon REIT acquires as a result of having bid in the property at foreclosure, or it otherwise reduces to ownership or possession by agreement or process of law, after there has been a default or default was imminent on a lease of such property or on indebtedness secured by such property. Saxon REIT must, however, elect to treat the property as foreclosure property on or before the due date of its tax return for the year in which it acquires the property. Moreover, property will not qualify as foreclosure property if Saxon REIT acquired the related mortgage loan at a time when default was imminent or anticipated, or if it obtained the mortgage loan as consideration for its disposition of property in a prohibited transaction.

Saxon REIT will not be considered to have acquired ownership or possession of property for purposes of the foreclosure property rules if it takes control of a property as mortgagee-in-possession and cannot receive any profits or sustain any loss with respect to the property other than as a creditor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the IRS. The grace period terminates and the property for which the foreclosure property election was made ceases to be foreclosure property on the first day –

•	On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	On which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	Which is more than 90 days after the date on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

Saxon REIT will be subject to tax at the highest corporate rate to the extent it recognizes net income from foreclosure property. Net income from foreclosure property is the excess of (i) the gain on sale of foreclosure property held for sale to customers in the ordinary course of Saxon REIT’s business and income derived from the foreclosure property, other than income, such as rents from real property, that would otherwise qualify under the 75% gross income test, over (ii) the deductions directly connected with the production of such income.

Saxon REIT may have the option to foreclose on a mortgage loan when a borrower is in default. The foregoing rules may affect Saxon REIT’s decision as to whether it should foreclose on a particular mortgage loan as well as the timing of any such foreclosure.

Distribution Requirements. Saxon REIT generally must distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (1) the sum of (a) 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if Saxon REIT were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which Saxon REIT’s basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets acquired in a tax-free reorganization), it would be required to distribute at least 90% of the built-in-gain recognized net of the tax it would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). Saxon REIT does not anticipate holding any assets having built-in-gain.

Saxon REIT is not required to distribute its net capital gains. Rather than distribute them, Saxon REIT may elect to retain and pay the federal income tax on them, in which case its shareholders will (i) include their proportionate share of the undistributed net capital gains in income, (ii) receive a credit for their share of the federal income tax Saxon REIT pays and (iii) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

Distribution of “Earnings and Profits” Attributable to a “C” Corporation. To qualify as a REIT, Saxon REIT cannot have at the end of any taxable year any undistributed earnings and profits attributable to a “C” corporation taxable year. Saxon REIT has until the close of its first taxable year as a REIT to distribute any such non-REIT earnings and profits. The REIT conversion has been structured so that SCH, one of Saxon REIT’s taxable REIT subsidiaries, will retain Saxon’s historic earnings and profits. Consequently, Saxon REIT does not anticipate having any earnings and profits attributable to a “C” corporation year.

Unlike a REIT, a taxable REIT subsidiary is not subject to a dividend distribution requirement. Saxon REIT’s taxable REIT subsidiaries may seek to retain earnings to fund the future growth of its business. Saxon REIT may decide, therefore, that SCH should not distribute dividends to it. This would, as a result, reduce the amount of Saxon REIT’s taxable income and this, in turn, would reduce the amount Saxon REIT would be required to distribute as dividends.

Taxation as a REIT. In any year in which Saxon REIT qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain that it distributes to its shareholders. Saxon REIT will pay federal income tax on taxable income, including net capital gain, that it does not distribute to shareholders. Furthermore, if Saxon REIT fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income for prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distributions over the amounts we actually distribute.

Failure to Qualify. If Saxon REIT fails to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, it will be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. Saxon REIT will not be allowed to deduct distributions to shareholders in these years, nor will the Code require it to make distributions. In such event, Saxon REIT will not be allowed to designate any distributions as capital gains dividends, and you will not receive any share of Saxon REIT’s tax preference items. In addition, distributions to most domestic noncorporate shareholders, to the extent of our current and accumulated earnings and profits, would generally be taxable at capital gains tax rates. Subject to certain limitations of the federal income tax laws, domestic corporate shareholders might be eligible for the dividends received deduction. Further, unless entitled to the relief provisions of the Code, Saxon REIT also will be barred from re-electing REIT status for the four taxable years following the year in which it fails to qualify. Saxon REIT intends to monitor on an ongoing basis its compliance with the REIT requirements described above. To maintain Saxon REIT’s REIT status, Saxon REIT will be required to limit the types of assets that it might otherwise acquire, or hold some assets at times when it might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. Shareholder” is a shareholder who is a “U.S. Person.” A U.S. Person is a person who is:

•	A citizen or resident of the United States;

•	A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	An estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

Distributions. Unless you are a tax-exempt entity, distributions that Saxon REIT makes to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of its current and accumulated earnings and profits as determined for federal income tax purposes. If the amount Saxon REIT distributes to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount Saxon REIT distributes to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset.

Distributions to Saxon REIT’s corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

Generally, dividends that Saxon REIT pays are taxable to you at the rates applicable to ordinary income. There are, however, three instances in which dividends Saxon REIT pays to you will be taxable at the rates applicable to net capital gains. First, distributions that Saxon REIT designates as capital gain dividends generally will be taxable in your hands as long-term capital gains, but only to the extent such distributions do not exceed Saxon REITs actual net capital gain for the taxable year. If Saxon REIT realizes a loss for the taxable year, you will not be permitted to deduct any share of that loss. Second, to the extent Saxon REIT receives dividends from a “C” corporation, such as a taxable REIT subsidiary, it will be able to designate the dividends that it pays to you as being eligible for taxation at the rate applicable to net capital gains. Finally, to the extent Saxon REIT pays corporate level tax on income or gain in one year, such as the tax on built-in-gains, it can designate dividends as eligible for taxation at the rates applicable to net capital gains to the extent of the amount of such income in excess of the tax paid thereon.

Rather than distribute Saxon REIT’s net capital gains, Saxon REIT may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax Saxon REIT pays and (iii) increase the basis in your stock by the difference between your share of the capital gain and your share of the credit.

Taxable Mortgage Pools. Saxon REIT expects that its securitization transactions will be treated as taxable mortgage pools within the meaning of Section 7701(i) of the Code. A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC or a FASIT that –

1.	Substantially all (generally, more than 80%) of the assets of which consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

2.	Issues two or more classes of debt obligations having different maturities; and

3.	The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

In the securitization transactions Saxon REIT intends to undertake, it will convey one or more pools of real estate mortgage loans to a trust, the trust will issue several classes of mortgage backed bonds having different maturities, and the cash flow on the real estate mortgage loans will be the sole source of payment of principal and interest on the several classes of mortgage backed bonds. Saxon REIT will not make a REMIC or FASIT election with respect to its securitization transactions, and, as a result, each such transaction will be at taxable mortgage pool.

A taxable mortgage pool is treated as a corporation for federal income tax purposes. If a REIT, however, owns directly, or indirectly through one or more qualified REIT subsidiaries, 100% of the equity interest in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the parent REIT for federal income tax purposes.

Excess Inclusion Income. Although the taxable mortgage pools Saxon REIT creates in its securitization transactions will be disregarded entities, under Treasury Regulations that have not yet been issued under Section 7701(i)(3) of the Code, the equity interests Saxon REIT retains will be treated as generating excess inclusion income as though those equity interests were REMIC residual interests. Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of treasury securities and is published monthly by the IRS for use in various tax calculations. If the sum of Saxon REIT’s excess inclusion income for any taxable year exceeds its REIT taxable income for the taxable year (computed after taking into account the dividends paid deduction), under Treasury Regulations that have not yet been issued, a portion of the dividends Saxon REIT pays will be treated as excess inclusion income in your hands.

In the event that Saxon REIT’s excess inclusion income for any taxable year is less than 10% of its REIT taxable income for the taxable year, computed without regard to the dividends paid deduction, Saxon REIT may elect to pay tax on any excess inclusion income and thereby avoid having to treat a portion of the dividends it pays as being characterized as excess inclusion income.

You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. shareholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

If we were to own less than 100% of the ownership interest in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our gross income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we will own some, but less than all, of the ownership interest that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our qualification for taxation as a REIT.

Post Year-end Dividends. Dividends that Saxon REIT declares during the last quarter of a calendar year and actually pays to you during January of the following taxable year generally are treated as if Saxon REIT had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, Saxon REIT may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

Gain of Disposition. If you sell or otherwise dispose of Saxon REIT’s stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in Saxon REIT’s stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to Saxon REIT’s stock and (2) your proportionate share of any long-term capital gains that Saxon REIT retains.

Failure to Qualify. If Saxon REIT fails to qualify as a REIT in any year, distributions it makes to you will be taxable in the same manner discussed above, except that:

•	Saxon REIT will not be allowed to designate any distributions as capital gain dividends;

•	Distributions (to the extent they are made out of Saxon REIT’s current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction and generally will be taxable to domestic non-corporate shareholders at rates applicable to net capital gains;

•	The excess inclusion income rules will not apply to the dividends Saxon REIT pays;

•	You will not receive any share of Saxon REIT’s tax preference items; and

•	Dividends that Saxon REIT declares in the last quarter of the calendar year but pays to you in January would not be treated as though Saxon REIT had paid them to you on the immediately preceding December 31.

In this event, however, Saxon REIT could be subject to substantial federal income tax liability as a “C” corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding—U.S. Shareholders

For each calendar year, Saxon REIT will report to its U.S. shareholders and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	Are a corporation or come within another exempt category and demonstrate this fact when required; or

•	Provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

A U.S. shareholder may satisfy this requirement by providing Saxon REIT an appropriately prepared Form W-9. If you do not provide Saxon REIT with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your United States federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held REIT, distributions received from Saxon REIT or gain realized on the sale of Saxon REIT’s stock will not be taxable as unrelated business taxable income (UBTI), provided that:

•	You have not incurred indebtedness to purchase or hold Saxon REIT stock;

•	You do not otherwise use Saxon REIT stock in a trade or business unrelated to your exempt purpose; and

•	Saxon REIT does not distribute dividends to you that are treated as representing excess inclusion income.

In addition, a substantial portion of the dividends you receive may constitute UBTI if Saxon REIT is treated as a “pension-held REIT” and you are a “qualified pension trust” that holds more than 10% by value of Saxon REIT’s stock at any time during a taxable year. For these purposes, a “qualified pension trust” is any pension or other retirement trust that satisfies the requirements imposed under Section 401(a) of the Code. Saxon REIT will be treated as a “pension-held REIT” if (1) it would not be a REIT if it had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust’s multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of its stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of its stock by value) holds in the aggregate more than 50% of its stock by value. Assuming compliance with the ownership limit provisions set forth in Saxon REIT’s charter, it is unlikely that pension plans will accumulate sufficient stock to cause Saxon REIT to be treated as a pension-held REIT.

If you qualify for exemption under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code, then distributions received by you may also constitute UBTI. Saxon REIT urges you to consult your tax advisors concerning the applicable set aside and reserve requirements.

United States Federal Income Tax Considerations Applicable to Foreign Shareholders

The discussion under this heading only applies to you if you are not a U.S. person (hereinafter, a “foreign shareholder”).

This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. Saxon REIT urges you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of its stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Distributions. Except for distributions designated as capital gains dividends, distributions you receive from Saxon REIT generally will be subject to federal withholding tax at the rate of 30%, to the extent of Saxon REIT’s current and accumulated earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your U.S. trade or business. Dividend distributions that are attributable to excess inclusion income will not be eligible for exemption from tax or any reduction in the rate of tax. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim distributions are effectively connected with your U.S. trade or business, you may need to satisfy certification and other requirements such as providing Form W-8ECI. A distribution to a foreign partnership is treated, with some exceptions, as a distribution directly to the partners so that the partners are required to provide the required certifications.

Distributions you receive that are in excess of Saxon REIT’s earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If Saxon REIT cannot determine at the time it makes a distribution whether the distribution will exceed Saxon REIT’s current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your U.S. federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of Saxon REIT’s earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally, and may be subject to the branch profits tax if you are a corporation.

Distributions that Saxon REIT makes to you and designates as capital gains dividends, other than those attributable to the disposition of a U.S. real property interest, generally will not be subject to U.S. federal income taxation, unless:

•	Your investment in Saxon REIT stock is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

Distributions that are attributable to a disposition of U.S. real property interests (which term excludes interests in mortgage loans) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. Saxon REIT may recognize gain attributable to the disposition of United States real property interests, as defined by FIRPTA, if it disposes of real property, such as foreclosure property. Saxon REIT does not expect that it will recognize more than a de minimis amount of such gain. Existing

Treasury Regulations interpreting the FIRPTA provisions of the Code could be read as imposing a withholding tax at a rate of 35% on all of Saxon REIT’s capital gain dividends even if no portion of the capital gains Saxon REIT recognizes during the year are attributable to its disposition of a U.S. real property interest.

Gain on Disposition. You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of Saxon REIT stock unless:

•	The gain is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who holds Saxon REIT stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met.

Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. Saxon REIT urges you to consult applicable treaties, which may provide for different rules.

Under FIRPTA, you could be subject to tax on gain recognized from a sale or other disposition of your stock if Saxon REIT were to both (1) hold United States real property interests in excess of certain thresholds and (2) fail to qualify as a domestically controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. However, a foreign shareholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA if our common stock is “regularly traded” on an established securities. As mentioned above, Saxon REIT does not expect to hold any significant amounts of United States real property interests. Consequently, it is highly unlikely that a sale of Saxon REIT stock will be subject to FIRPTA. Furthermore, even if FIRPTA were to apply, because we expect our common stock will be regularly traded on an established securities market, a foreign shareholder would not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a foreign shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a foreign shareholder is not subject to FIRPTA if:

•	the gain is effectively connected with the foreign shareholder’s U.S. trade or business, in which case the foreign shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain; or

•	the foreign shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other requirements are met.

Information Reporting and Backup Withholding Tax

The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

Federal Estate Taxes

In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) Saxon REIT stock at the date of death, such stock will be included in the individual’s gross estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

State and Local Taxes

Saxon REIT shareholders and Saxon REIT may be subject to state or local taxation in various jurisdictions, including those in which they or it transacts business or reside. The state and local tax treatment that applies to Saxon REIT’s shareholders and Saxon REIT may not conform to the federal income tax consequences discussed above. Consequently, Saxon REIT urges you to consult your own tax advisors regarding the effect of state and local tax laws.

PROPOSAL 2 – ELECTION OF DIRECTORS

At the annual meeting, you will be asked to elect two directors for a term of one year or until their successors are elected at the next annual meeting of Saxon shareholders. If the merger agreement is approved, all the directors of Saxon will become directors of Saxon REIT and will serve for terms of one year or until their successors are elected at the annual meeting of Saxon REIT shareholders. Directors are elected by a plurality of votes cast.

The nominees for election are Edward G. Harshfield and Michael L. Sawyer. Each nominee is currently serving as a member of Saxon’s board of directors and has been nominated by our board of directors upon the recommendation of the Nominating and Corporate Governance Committee. Each nominee has consented to be named in this proxy statement and to serve as a director if elected.

If any nominee becomes unavailable for any reason, the persons named in the proxy card will vote for the candidate the board of directors selects to replace the nominee.

Article III, Section 2 of Saxon’s amended and restated bylaws provides that Saxon’s board of directors be divided into three classes, as nearly as equal in number of directors as practicable, with members of each class serving three-year terms. Saxon’s board of directors considered carefully the advantages and disadvantages of maintaining a classified board structure and concluded that it would be in the best interests of Saxon and its shareholders to “declassify” the board. In January, 2004, Saxon’s board of directors unanimously adopted resolutions approving an amendment to Article III, Section 2 of its amended and restated bylaws to “declassify” the board as of a date following the 2004 annual meeting but prior to the date of consummation of the merger. Accordingly, as of the effective time of the amendment Saxon’s amended and restated bylaws, each of the directors, including the two directors nominated for election and if elected at the 2004 annual meeting, will continue to serve as a member of Saxon’s board of directors until the 2005 annual meeting of shareholders or until their successors are elected. Thereafter, each director will be elected to serve a one year term until the next annual meeting of shareholders or until their successors are elected.

Board of Directors and Committees of the Board

Currently, the board of directors of Saxon consists of six directors, four of whom (Messrs. Harshfield, Kraemer, Wesselink, and Wageman) are independent directors.

The information set forth below as to each nominee has been furnished by the nominee.

NOMINEES FOR ELECTION AS DIRECTORS

Name	Age	Principal Business Experience During Past Five Years and Certain Other Directorships	Director Since
Edward G. Harshfield	66	From 1999 until its sale in 2002, Mr. Harshfield was Chairman of the Board and Chief Executive Officer of MFN Financial Corporation, a nationwide non-prime automobile finance company. From 1993 through 2002, he was President and Chief Executive Officer and later Vice Chairman and Director of Cal Fed Bancorp. Mr. Harshfield currently serves as Chairman and Chief Executive Officer of Aozora Bank (Tokyo); Director and Chairman, Compensation Committee for Venture Technologies, Inc., an on-line insurance brokerage company, and as a Director of Korea First Bank (Seoul) and member of the Risk Management and Audit Committees. Mr. Harshfield has held senior management positions in a variety of public and private companies for most of his forty-year career. He holds a certificate from the Advanced Management Program from Harvard Business School and received his undergraduate degrees from Southeastern University in Washington, D.C.	2001

Michael L. Sawyer	47	Mr. Sawyer has served as Saxon’s Chief Executive Officer since 2001, and as its President from 1998 until 2001. Before being named President, Mr. Sawyer had served as a Director and Senior Vice President of Underwriting since 1995. Before joining Saxon, Mr. Sawyer served as Vice President and Director of Conduit Funding for Household Financial Services. From 1993 until 1994, Mr. Sawyer was general manager and director of correspondent lending for Novus Financial Corporation. From 1985 until 1993, Mr. Sawyer held various managerial positions for Ford Consumer Finance, including regional underwriting manager and manager of operations. Mr. Sawyer received his Bachelor’s degree in Liberal Arts from the University of Illinois, and received his Masters of Business Administration from the University of California, Irvine.	2001

DIRECTORS WHOSE TERM EXPIRES IN 2005

Name	Age	Principal Business Experience During Past Five Years and Certain Other Directorships	Director Since

David D. Wesselink	61	Mr. Wesselink has been Chairman and Chief Executive Officer of Metris Companies since December 2002. He joined Metris as Chief Financial Officer in 1998 and was named Vice Chairman in 2000. From 1993 to 1998, he was the Chief Financial Officer of Advanta Corporation. Prior to Advanta, he spent more than 20 years at Household International and was named HFC’s Chief Financial Officer in 1982 and Senior Vice President in 1986. Since 1992, Mr. Wesselink has also served as a director of CFC International, a specialty chemical company whose stock is traded on the Nasdaq National Market. He is also a board member of the American Financial Services Association (AFSA), Central College, and the National Institute of Consumer Credit at Marquette University. He holds a bachelor’s degree from Central College in Pella, Iowa, and an M.B.A. from Michigan State University.	2001

Thomas J. Wageman	69	Mr. Wageman has been Managing General Partner of TLT, Ltd. a financial services consulting business, since 1994. Since 1996 TLT, Ltd. has been the Trustee of the LMUSA Creditors Trust. From 1992 to l994, Mr. Wageman was Chairman of the Board and CEO of Sunbelt National Mortgage Company, remaining as a consultant to that company until 1996, following its sale to First Tennessee National Corporation. He has held senior management and Board positions in a variety of public and private companies for most of his forty-year career. Mr. Wageman also serves on the board of directors of Nomas Corp., First Horizon Asset Securitization, Inc., and Heritage Bancorp Inc. Mr. Wageman received his bachelor’s degree from the University of Notre Dame and his M.B.A. from the University of Chicago.	2001

Richard A. Kraemer	59	Mr. Kraemer is Chairman of the Board. Since 2002, Mr. Kraemer has been a trustee of the American Financial Realty Trust. Since 2001, he has been a director of The Community Bank. From 1996 to 1999, he was Vice Chairman of Republic New York Corporation, a publicly traded bank holding company. From 1993 to 1996, he was Chairman and Chief Executive Officer of Brooklyn Bancorp, the publicly traded holding company for Crossland Federal Savings Bank. Mr. Kraemer has held senior management positions for most of his thirty-year career. He received his undergraduate degree in real estate from Pace University.	2001

Dennis G. Stowe	43	Mr. Stowe has served as Saxon’s President and Chief Operating Officer since 2001. Prior to being named to his current position, Mr. Stowe had served as President and Chief Executive Officer of Saxon’s servicing company since 1994, in addition to Senior Vice President positions in Saxon’s loan production subsidiaries. Before joining Saxon in 1994, Mr. Stowe was Vice President of Niagara Portfolio Management Corp. (Niagara), responsible for management and liquidation of Goldome Credit Corporation (GCC) pursuant to Niagara’s contract with the FDIC, serving as GCC’s Senior Vice President. Mr. Stowe received his Bachelors of Business Administration in Accounting with honors from the University of Texas at Arlington.	2001

Board Committees

Executive Committee. The executive committee has and may exercise all of the powers and authority of the board of directors in the management of our business and affairs, except where action of the entire board of directors is required by statute. The executive committee currently consists of Messrs. Kraemer (Chair), Harshfield, Sawyer, Wesselink, and Wageman. Actions by the executive committee require majority consent, including the consent of Messrs. Kraemer and Sawyer. The Executive Committee did not meet in 2003.

Audit Committee. The Audit Committee is comprised of four independent directors—Messrs. Kraemer (Chair), Harshfield, Wesselink, and Wageman. Nasdaq Marketplace Rules and our Audit Committee charter require that the Audit Committee have at least three members and all of whom must be “independent directors.” Mr. Wesselink has been designated as the Audit Committee’s financial expert. All of the members of our Audit Committee are “independent directors” under these applicable regulatory requirements as currently in effect. The Audit Committee operates under a written charter adopted by the board of directors. The Audit Committee’s pre-approval policies and procedures regarding audit and non-audit services are included in its charter. Among other things, the Audit Committee is responsible for:

•	engaging the independent public accountants and approving all fees in advance;

•	monitoring the integrity of our financial reporting process and internal control systems regarding finance, accounting and legal compliance;

•	monitoring the independence and performance of our independent public accountants and our internal audit function; and

•	providing an avenue of communication among the independent public accountants, management, our internal auditors and the board of directors.

During 2003, the Audit Committee met eleven (11) times.

Compensation Committee. The Compensation Committee, among other matters, has responsibility to:

•	review the salaries, benefits, and other compensation of our directors, officers, and employees;

•	administer equity-based compensation under our 2001 Plan; and

•	make recommendations to our board of directors regarding the salaries, benefits and other compensation of our directors, officers and employees.

The Compensation Committee is required to have at least two members, all of whom must be independent directors. The Compensation Committee currently consists of Messrs. Wesselink (Chair), Harshfield, Kraemer, and Wageman.

During 2003, the Compensation Committee met five (5) times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of four independent directors – Messrs. Wageman (Chair), Harshfield, Kraemer and Wesselink. The Nominating and Corporate Governance Committee operates under a written charter adopted by the board of directors which is available on our website at www.saxoncapital.com. This charter requires, among other things, that this committee have at least three members, all of whom must be “independent directors.” Among other matters, this committee has responsibility to:

•	identify, evaluate the qualifications of, and make recommendations to the board concerning potential candidates for nomination and election to director positions, Committee positions and Committee Chairs;

•	develop and evaluate board and committee member attributes and continuing education; and

•	formulate and recommend to the board from time to time such policies that it may consider to be advisable relating to (i) limitations on boards of director service, employment or business relationships; (ii) qualification, tenure, compensation and retirement of directors; (iii) ethical standards and our Code of Conduct.

During 2003, the Nominating and Corporate Governance Committee met three (3) times.

Criteria for Board Nomination. The Nominating and Corporate Governance Committee considers the appropriate balance of experience, skills, and characteristics required of the board of directors, and seeks to insure that at least a majority of the directors are independent under the rules of the Nasdaq National Market, and that members of the Saxon’s audit committee meet the financial literacy requirements under the rules of the Nasdaq National Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the SEC. Nominees for director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of Saxon’s business, and willingness to devote adequate time to board duties.

Board Nomination Process. The process for identifying and evaluating nominees to the board of directors is initiated by identifying a slate of candidates who meet the criteria for selection as a nominee and have the specific qualities or skills being sought based on input from members of the board and, if the nominating committee deems appropriate, a third-party search firm. These candidates are evaluated by the nominating committee by reviewing the candidates’ biographical information and qualification and checking the candidates’ references. The Nominating and Corporate Governance Committee may engage qualified professional firms to assist in identifying persons and/or evaluating qualifications. Candidates recommended by the nominating committee are presented to the board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy.

Shareholder Recommendations. The Nominating and Corporate Governance Committee will use a similar process to evaluate candidates recommended by shareholders. However, to date, Saxon has not received any shareholder’s proposal to nominate a director.

To recommend a prospective nominee for the nominating committee’s consideration, please submit the candidate’s name and qualifications to the Corporate Secretary at 4860 Cox

Road, Suite 300, Glen Allen, Virginia 23060. Submissions must include sufficient biographical information concerning the recommended individual, including age, five year employment history with employer names and a description of the employer’s business, whether such individual can read and understand basic financial statements and board memberships (if any), for the committee to consider. Instructions for doing so and applicable deadlines are posted in the Corporate Governance section of Saxon’s website www.saxoncapital.com.

Shareholder Communications with Directors. Generally, shareholders who have questions or concerns regarding Saxon should contact our Investor Relations department at (804) 967-7879. However, shareholders may communicate directly to the board of directors. Shareholder instructions for doing so including a dedicated mailing address are posted on the hyperlink, “Contact our Directors” that we maintain on our corporate website.

Attendance at Board and Committee Meetings

During 2003, the board met nine times. Each director attended all of the meetings held by the board and the committees of the board on which he served during the period for which he has been a director. Saxon does not have a policy requiring directors to attend its annual shareholders meeting. Last year, all of Saxon’s directors attended the annual shareholders meeting.

Compensation of Directors

Saxon pays its independent directors an annual cash retainer of $30,000 and an annual stock retainer of $20,000 (based on the closing price of our common stock on the date of grant). The chairman of the Audit Committee receives an additional annual cash retainer of $10,000, and each other committee chairman receives an additional annual cash retainer of $5,000. Each independent director receives a fee of $3,000 for each board or committee meeting attended, other than the chairman of the board who receives $6,000 for each board meeting attended and $3,000 for each committee meeting attended. Upon first being elected to the Saxon’s board of directors, or those independent directors serving as members of our board as of the date of the merger, each independent director receives a one-time grant of 25,000 restricted stock units that vest 25% each year over a four year period; dividend equivalents are paid to the independent directors with respect to these units, including unvested units, when dividends are otherwise paid. In 2003, each independent director was granted 15,000 restricted stock units under the 2001 Plan that vest 20% each year over a five year period. All future stock awards to the independent directors will be made under our 2004 Incentive Compensation Plan. Saxon also reimburses all of its independent directors for reasonable expenses incurred in attending meetings. If the merger occurs, Saxon REIT will pay its directors the fees described above.

INDEPENDENT PUBLIC AUDITORS

The Audit Committee has appointed Deloitte & Touche LLP to serve as our independent public auditors for fiscal year 2004. Management has invited representatives of Deloitte & Touche LLP to be present at the meeting, and expects that they will attend. If present, these representatives will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from shareholders.

Independent Auditors’ Fees. For its 2003 and 2002 services, we paid Deloitte & Touche LLP the following fees:

Audit Fees. The aggregate fees for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements as well as reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q for the 2003 and 2002 fiscal years were approximately $556,861 and $450,250, respectively.

Audit-Related Fees. There were no audit-related services rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years.

Tax Fees. There were no tax services rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years.

All Other Fees. The aggregate fees for all other services rendered by Deloitte & Touche LLP in the 2003 and 2002 fiscal years were $107,482 and $139,810, respectively, which included attestation services rendered by Deloitte & Touche LLP for matters such as audits of employee benefit plans and agreed-upon procedures as well as consents relating to SEC registration statements and testing and implementation relating to Sarbanes-Oxley Section 404 in fiscal year 2003.

The Audit Committee has considered whether the provision of services by Deloitte & Touche LLP under the caption “All Other Fees” above is compatible with maintaining the independence of Deloitte & Touche LLP.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent public accountants. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent public accountants. Under the policy, pre-approval is provided for at least annually, and any pre-approval must be detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also approve particular services on a case by case basis. For each proposed service, the independent auditors must provide detailed back-up documentation at the time of approval. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

All of the services provided by the independent public accountants described above were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

In December 2002, the Audit Committee adopted, and the board of directors approved, an amended charter outlining its responsibilities, policies and procedures.

In accordance with the Audit Committee Charter, management is responsible for the preparation, presentation, and integrity of our consolidated financial statements, accounting principles generally accepted in the United States of America, financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Our independent auditors, Deloitte & Touche LLP, are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those consolidated financial statements with accounting principles generally accepted in the United States of America.

The Committee has also reviewed and discussed our audited consolidated financial statements for the fiscal year ended December 31, 2003 with our management and has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees). In addition, Deloitte & Touche LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with Deloitte & Touche LLP their independence.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Saxon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the SEC.

Richard A. Kraemer, Chairman

Edward G. Harshfield

David D. Wesselink

Thomas J. Wageman

The foregoing Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Management

Directors, Executive Officers, and Key Employees

Our directors, executive officers, and key employees as of February 11, 2004, are as follows:

Name	Age	Title
Executive Directors and Officers:
Richard A. Kraemer	59	Chairman of the Board of Directors(1)(3)

Edward G. Harshfield	66	Director(2)(4)
David D. Wesselink	61	Director(1)
Michael L. Sawyer	47	Director and Chief Executive Officer(2)
Dennis G. Stowe	43	Director, President and Chief Operating Officer(1)
Thomas J. Wageman	69	Director(1)
Bradley D. Adams	38	Executive Vice President — Capital Markets
Robert B. Eastep	40	Executive Vice President and Chief Financial Officer
Carrie J. Pettitt	33	Controller
Bruce C. Morris	57	Chief Quality Control Officer
Jeffrey D. Parkhurst	44	Chief Credit Officer
Richard D. Shepherd	49	Senior Vice President, General Counsel and Secretary
Frederick R. Elflein, Jr.	39	Executive Vice President — Retail Channel
James V. Smith	44	Executive Vice President — Wholesale Channel
Jeffrey A. Haar.	36	Executive Vice President — Correspondent Channel
David L. Dill	40	Executive Vice President — Servicing Channel

Key Employees:
Jennifer B. Sebastian	34	Treasurer
Jeffrey D. Coward	34	Director — Pricing and Analytics
Lynn N. Smith	49	Director — Human Resources
Steven P. Walls	42	Director — Internal Audit
Bobbi J. Roberts	29	Vice President — Investor Relations

(1)	Term as Director expires May 2005.
(2)	Term as Director expires May 2004.
(3)	Became chairman on December 9, 2003.
(4)	Resigned as chairman on December 9, 2003.

Richard A. Kraemer. See description under board of directors for Mr. Kraemer’s experience.

Edward G. Harshfield. See description under board of directors for Mr. Harshfield’s experience.

David D. Wesselink. See description under board of directors for Mr. Wesselink’s experience.

Thomas J. Wageman. See description under board of directors for Mr. Wageman’s experience.

Michael L. Sawyer. See description under board of directors for Mr. Sawyer’s experience.

Dennis G. Stowe. See description under board of directors for Mr. Stowe’s experience.

Security Ownership of Principal Shareholders and Management

The following table sets forth the total number and percentage of Saxon’s shares of common stock beneficially owned as of February 11, 2004: (1) each director; (2) our Chief Executive Officer and each of our other four most highly compensated executive officers; (3) all executive officers and directors as a group; and (4) beneficial owners of 5% or more of Saxon’s outstanding common stock. Except as otherwise noted below, the address of each of the persons in the table is c/o Saxon Capital, Inc., 4860 Cox Road, Suite 300, Glen Allen, Virginia 23060.

	Shares Beneficially Owned
Beneficial Owner	Number	Percent(1)
Wasatch Advisors, Inc.(2)	4,133,537	14.4%
Franklin Mutual Advisers, LLC(3)	2,690,185	9.4%
Friedman, Billings, Ramsey & Co., Inc.(4)	2,425,910	7.8%
Wellington Management Company, LLP(5)	1,525,200	5.3%
Dennis G. Stowe(6)	273,991	*
Michael L. Sawyer(6)	273,631	*
Edward G. Harshfield(6)	135,000	*
Richard A. Kraemer(6)	47,500	*
Thomas J. Wageman(6)(7)	47,500	*
David D. Wesselink(6)	42,500	*
Jeffrey A. Haar(6)	36,004	*
James V. Smith(6)	13,951	*
Robert B. Eastep(6)	43,269	*
All named executive officers and directors as a group (sixteen persons (16))(8)(9)	1,138,776	3.82%

*	Less than 1%.
(1)	If a shareholder holds options or other securities that are exercisable or otherwise convertible into common stock within 60 days of February 11, 2004, we treat the common stock underlying those securities as owned by that shareholder, and as outstanding shares when we calculate that shareholder’s percentage ownership of the company’s common stock. We do not, however, consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.
(2)	Based on Schedule 13F filed on November 17, 2003 by Wasatch Advisors, Inc. with the sole power to dispose and vote 4,133,537 shares of our common stock. The business address for Wasatch Advisors is 150 Social Hall Avenue, 4th Floor, Salt Lake City, Utah 84111.
(3)	Based on a Schedule 13G filed on February 9, 2004 by Franklin Mutual Advisers, LLC with the sole power to dispose and vote 2,690,185 shares of our common stock. The business address for Franklin Mutual Advisers, LLC is 51 John F. Kenney Parkway, Short Hills, New Jersey 07078.
(4)	FBR directly beneficially owns 1,080,000 shares issuable upon exercise of currently exercisable warrants and indirectly beneficially owns 1,345,910 as reported on a Schedule 13F filed on November 18, 2003. FBR is also acting as financial advisor to Saxon on the REIT conversion for which it is receiving an advisory fee of 1% of gross proceeds received from Saxon REIT’s public offering, excluding sales of securities to Saxon’s officers or directors. The business address of FBR is Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209.
(5)	Based on a Schedule 13G filed on February 12, 2004 by Wellington Management Company, LLP with the shared power to dispose of 1,525,200 shares and vote 1,064,900 shares of our common stock. The business address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6)	Excludes the following number of unvested options and restricted stock units to be accelerated upon approval of the merger agreement: (a) Dennis G. Stowe – 250,000 options; 60,000 restricted stock units; (b) Michael L. Sawyer – 250,000 options; 90,000 restricted stock options; (c) Edward G. Harshfield – 125,000 options; 15,000 restricted stock units; (d) Richard A. Kraemer – 37,500 options; 15,000 restricted stock units; (e) Thomas J. Wageman – 37,500 options; 15,000 restricted stock units; (f) David D. Wesselink – 37,500 options; 15,000 restricted stock units; (g) Jeffrey A. Haar – 33,750 options; (h) James V. Smith – 50,000 options; and (i) Robert B. Eastep – 41,250 options; 30,000 restricted stock units.

(7)	Shares are held by TLT, Ltd., 433 Private Road 125, Savoy, Texas 75479. Stock options exercisable into common stock are held by Mr. Wageman. TLT, Ltd. is controlled by Mr. Wageman.

(8)	Includes only those shares beneficially owned by current executive officers and directors.

(9)	Excludes 1,096,250 unvested options and 240,000 restricted stock units to be accelerated upon approval of the merger agreement.

Executive Compensation

The following table sets forth the total components paid or accrued by Saxon during the last three fiscal years to our Chief Executive Officer and our four most highly compensated executive officers, who are referred to as named executive officers:

Summary Compensation Table

		Annual Compensation						Long Term Compensation
								Awards		Payouts
Name and Principal Position	Year	Salary(1)		Bonus		Other Annual Compensation(2)		Restricted Stock Units(3)	Securities Underlying Options/SARs	LTIP Payouts(4)		All Other Compensation(5)

Michael L. Sawyer, Director and Chief Executive Officer	2003 2002 2001	$ $ $	375,000 325,000 281,250	$ $ $	565,500 407,858 349,392	$	— — 11,630	$1,555,200 — —	— — 500,000	$	— — 121,747	$ $ $	7,985 7,667 117,906

Dennis G. Stowe, Director, President and Chief Operating Officer	2003 2002 2001	$ $ $	365,879 331,250 268,750	$ $ $	540,000 408,500 338,544	$	— — 11,424	$1,036,800 — —	— — 500,000	$	— — 75,397	$ $ $	4,216 813 103,406

James V. Smith, Vice President, Wholesale Division	2003 2002 2001		$137,500 — —		$330,000 — —		— — —	— — —	50,000 — —		— — —		— — —

Jeffrey A. Haar, Vice President, Correspondent Division	2003 2002 2001	$ $ $	150,540 150,300 82,500	$ $ $	550,000 357,638 487,788		— — —	— — —	— — 67,500		— — —	$ $ $	6,000 6,908 6,480

Robert B. Eastep, Executive Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	214,743 161,086 126,787	$ $ $	270,000 163,405 116,904		— — —	$518,400 — —	— — 82,500		— — —	$ $ $	3,631 2,832 2,163

(1)	Includes personal time sellback.
(2)	None of the named executive officers received perquisites or benefits that met or exceeded the lesser of $50,000 or 10% of his respective salary plus bonus payments.
(3)	The aggregate restricted stock units held by the named executive officers and the value of such units as of December 31, 2003 are as follows: (a) Mr. Sawyer, 90,000 restricted stock units valued at $1,555,200; (b) Mr. Stowe, 60,000 restricted stock units valued at $1,036,800; and (c) Mr. Eastep, 30,000 restricted stock units valued at $518,400. Each named executive officer is entitled to receive dividend equivalents on their respective restricted stock units when dividends are otherwise paid.
(4)	Long term incentive plan payments distributed from Dominion Resource’s Utility Growth Plan.
(5)	The amounts listed for 2003 are as follows:

	401(k) Match	Deferred Compensation
Michael L. Sawyer	$4,235	$3,750
Dennis G. Stowe	$4,216	—
James V. Smith	—	—
Jeffrey A. Haar	$6,000	—
Robert B. Eastep	$3,631	—

Option Grants in Last Fiscal Year

The following table provides information concerning grants of options to purchase our common stock representing a contractual right to receive shares of our common stock made during 2003 to our named executive officers.

Individual Grants

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise of Base Price ($/Sh)	Expiration Date(3)	Grant Date Present Value ($)
James V. Smith	50,000	83%	$12.54	03/25/13	$409,000

(1)	The options with a strike price of $12.54 vest 25% over a four-year period beginning on March 25, 2003.
(2)	The valuation calculations are solely for purposes of compliance with the rules and regulations promulgated under the Exchange Act, and are not intended to forecast possible future appreciation, if any, of our stock price. The grant date present value for the options expiring on March 25, 2013 is derived by using the Black-Scholes option-pricing model with the following assumptions: option term of 10 years; an annualized risk-free interest rate range of 3.96%; a volatility rate of 50%, and a dividend yield of 0%.

The approach used in developing the assumptions upon which the Black-Scholes valuations were calculated is consistent with the requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” This valuation model was not adjusted for risk of forfeiture or the vesting restrictions of the options for the options expiring on March 25, 2013, which became exercisable pro rata over a four-year period. This valuation model does not necessarily represent the fair market value of individual options. At the expiration date, the options will have no actual value unless, and only to the extent that, the price of the common stock appreciates from the grant date to the exercise date.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information regarding the number of securities underlying exercisable and unexercisable options, and the value of exercisable and unexercisable options held by the named executive officers as of December 31, 2003.

Name	Shares Acquired Upon Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($) Exercisable/ Unexercisable(1)

Michael L. Sawyer, Director and Chief Executive Officer	0	0	250,000/250,000	$2,737,500/$2,737,500

Dennis G. Stowe, Director, President and Chief Operating Officer	0	0	250,000/250,000	$2,737,500/$2,737,500

James V. Smith, Vice President	0	0	0/50,000	$0/$420,500

Jeffrey A. Haar, Vice President	0	0	33,750/33,750	$369,188/$369,188

Robert B. Eastep, Executive Vice President and Chief Financial Officer	0	0	41,250/41,250	$451,313/$451,313

(1)	The amounts set forth represents the difference between the estimated fair market value of $20.95 per share as of December 31, 2003 and the exercise price of the in-the-money options, multiplied by the applicable number of shares underlying such options.

Employment Agreements

We have entered into employment agreements with Messrs. Sawyer, Stowe, Adams and Robert B. Eastep, for three-year terms (or one-year terms with respect to Messrs. Adams and Eastep), which automatically renew for successive one-year terms unless previously terminated. The employment agreements require each of them to devote their best efforts to our interests and business and prohibit them from disclosing information, competing with us, and soliciting employees while employed and for specified periods after termination of employment for any reason other than for cause. Under the terms of these employment agreements, each of Messrs. Sawyer, Stowe, Adams and Eastep is entitled to an annual base salary of $325,000, $325,000,

$225,000 and $200,000, respectively. Each executive’s base salary may be increased by the Compensation Committee. The employment agreements also provide the executives with an annual bonus of up to 100% of base salary, as determined by the Compensation Committee based upon their performance and our performance during the prior fiscal year. We also extend to each executive specified benefits and reimbursement of expenses.

If each executive complies with the terms of his employment agreement, and his employment is terminated, either by us (other than for cause) or voluntarily by the executive for good reason, then the executive generally is entitled to severance pay in the form of monthly payments in an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) 100% of the maximum bonus for the fiscal year in which termination occurs, less deductions required by law payable in accordance with our normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following such termination. Alternatively, provided that the executive executes and delivers a general release within fifteen (15) days following such a termination of employment by us other than for cause or voluntarily by him for good reason, at the executive’s sole election the severance pay is payable at the time of such delivery of the general release and will consist of a lump sum equal to the sum of the amounts described in clauses (A) and (B) above (or, in the case of Messrs. Sawyer and Stowe, 200% of such sum) and any stock option not previously vested by the terms of the original grant vest as of the date of such termination.

In the event of death or disability, there is no acceleration of the vesting of these options. To the extent not inconsistent with the terms of the 2001 Plan, the executive’s options vest and become exercisable by the executive’s estate at the same times as if the executive had continued to be employed. The executive’s estate or heirs are not entitled to any severance pay or employee benefits; except in the event of death, the executive’s estate or heirs are entitled to a pro-rated bonus equal to 100% of the executive’s base salary.

Each executive’s employment agreement further provides that upon the consummation of a change in control (as defined below), the executive is entitled to receive, in the form of monthly payments, an amount equal to 1/12th of the sum of (A) the executive’s annual base salary plus (B) the maximum bonus for the fiscal year in which the consummation of a change in control occurs, less deductions required by law, payable in accordance with the normal payroll practices, for twenty-four months (or in the case of Messrs. Adams and Eastep, twelve months) following consummation of such change in control. We call such payment the change in control payment. Alternatively, at each executive’s sole election, the change in control payment is payable in a lump sum equal to 200% (or in the case of Messrs. Adams and Eastep, 100 percent) of the sum of the amounts described in clauses (A) and (B) above. The change in control payment is in addition to, and not in lieu of, the executive’s base salary and bonus, if any, payable in accordance with the terms of the executive’s employment agreement. In addition, upon the consummation of a change in control, all of the executive’s options become immediately and fully exercisable. Following the consummation of a change in control, the executive is not entitled to receive severance pay in the event the executive’s employment is terminated for any reason. For purposes of the employment agreements, “change in control” generally means (i) an acquisition, merger, or consolidation, or (ii) the sale of voting control or all or substantially all of our assets with, by, or to any person or entity in which our shareholders immediately before the effective date of such change in control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such change in control. Each executive has agreed to waive his rights to any such payments in connection with the REIT conversion. If the executive’s employment is terminated other than for cause at any time following the public announcement of a prospective change in control, then, notwithstanding such termination, the executive is entitled to receive the change in control payment based on the executive’s base salary in effect on the date of such termination; provided, however, that such change in control payment is reduced by the total amount of any severance pay received by him, and thereafter he is not entitled to any further severance pay. If any payments, distributions, or benefits provided or to be provided to the executive, whether pursuant to their employment agreement or from other plans or arrangements maintained by us or any of our subsidiaries are determined to be subject to the excise tax imposed by Code Section 4999, the executive is entitled to receive a payment on an after-tax basis equal to the excise tax imposed.

Amendment To Employment Agreements

Saxon intends to amend the employment agreements with Messrs. Sawyer, Stowe, Eastep and Adams prior to the REIT conversion. These amendments will become effective only if the REIT conversion occurs and will become effective as of the date of the REIT conversion. Saxon REIT will become a party to the amended agreements. In addition, the amendments will increase the annual base salaries of Messrs. Sawyer, Stowe, Eastep and Adams to $450,000, $400,000, $250,000 and $250,000, respectively. The amendments also provide that the annual target bonus opportunity for each executive will be 100% of base salary and that the annual maximum bonus opportunity for each executive will be 200% of base salary for Messrs. Sawyer and Stowe and 150% of base salary for Messrs. Eastep and Adams. The amendments will provide that a pro-rated annual bonus based on target amount will be paid to each executive if his employment is terminated due to disability. The amendments will provide for a grant of 225,000, 175,000, 75,000 and 50,000 restricted stock units under the 2004 Incentive Compensation Plan to Messrs. Sawyer, Stowe, Eastep and Adams, respectively, that will 100% vest on the fifth anniversary of the date of grant. The restricted stock units will have tandem dividend equivalent rights that will pay dividend equivalents for so long as the restricted stock units (whether vested or unvested) are held by the executive. In addition, the employment agreements will be amended so that the formula used to calculate the reimbursement to each executive if he is required to pay “golden parachute” excise tax under Code Section 4999 generally will be changed from an 80% reimbursement of the initial excise tax and 100% reimbursement of all other taxes resulting from the first reimbursement to 100% reimbursement of the initial excise tax and 100 % reimbursement of all other taxes resulting from the first reimbursement.

Benefit Plans

2001 Stock Incentive Plan. Our 2001 Stock Incentive Plan, which we refer to as the 2001 Plan, was adopted by our board of directors on May 31, 2001, and approved by our sole shareholder on May 31, 2001. The purpose of the 2001 Plan is to promote our long-term success by attracting and retaining employees, non-employee directors, and consultants and encouraging such individuals to focus on our long-range goals by allowing such individuals to acquire a stake in us. Under the 2001 Plan, eligible recipients may be awarded options to purchase shares of our common stock. They may also be awarded restricted common stock, stock appreciation rights, or unit awards based on the value of our common stock, collectively referred to as awards.

The Compensation Committee administers the 2001 Plan. The Compensation Committee has full authority to select the recipients of awards, to decide when awards are to be made, to determine the number of shares of common stock included in each award (subject to certain limitations), and to establish the vesting requirements and other features and conditions of the awards, which are to be set forth in the award agreement between the recipient and us. The Compensation Committee also interprets the plan and makes all other decisions relating to its operation. Decisions of the Compensation Committee are final and binding. Employees, non-employee directors, and consultants or advisers who provide services to us are eligible to participate in the 2001 Plan. The Compensation Committee in its sole discretion, however, selects the actual recipients of awards.

The maximum number of shares of our common stock issuable over the term of the 2001 Plan is 3,000,000, subject to adjustment for certain changes in the number of our outstanding shares. Such shares may be authorized but unissued shares or treasury shares. As of January 1 of each year, commencing after the date of the initial public offering of our common stock or registration of our common stock under the Securities Act, the aggregate number of shares that may be awarded under the plan will be automatically adjusted so that it equals 10.69% of the total number of shares of common stock issued and outstanding, as of that date.

If restricted shares or shares of common stock issued upon the exercise of options are forfeited, then the shares will again become available for awards (except incentive stock options). If stock units, options, or stock appreciation rights are forfeited or terminate for any other reason before being exercised, then the corresponding shares of common stock will again become available for awards under the plan. If stock units are settled or stock appreciation rights are exercised, then only the number of shares of common stock (if any) actually issued in settlement of such stock units or stock appreciation rights will reduce the number available for awards under the 2001 Plan.

As of December 31, 2003, substantially all of the maximum number of shares of our common stock issuable over the term of the 2001 Plan have been used in connection with the grant of awards. If the 2004 Incentive Compensation Plan is approved, no additional awards will be made under the 2001 Plan.

As of December 31, 2003, options and restricted stock units exercisable for an aggregate of 1,309,625 shares of common stock were outstanding at an average exercise price of $10.05 per share. If the merger is approved, all 1,696,625 currently outstanding but unvested options and restricted stock units will become fully vested and exercisable.

This summary of the 2001 Plan does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the 2001 Plan.

In September 2003, Saxon amended all of its option grant agreements to provide that all outstanding options would vest immediately upon the date the Saxon shareholders approved a material transaction such as the REIT conversion. Accordingly, if Saxon’s shareholders approve the merger agreement, all outstanding unvested options to acquire Saxon common stock will become vested and immediately exercisable. Saxon’s restricted stock unit agreements under which Saxon awarded restricted stock units contain the same vesting provisions.

If Saxon’s shareholders approve the merger agreement, currently outstanding unexercisable options to purchase an aggregate of 1,456,625 shares of Saxon common stock, of which options to purchase 1,058,750 shares are held by our directors and executive officers, will be accelerated. In addition, 240,000 currently unvested restricted stock units, all of which are held by our directors and executive officers, will vest. Assuming all outstanding options, including those that will be accelerated, are exercised, all restricted stock units are vested, and all outstanding warrants are exercised, the shares issued upon exercise of the accelerated options will entitle our directors and executive officers to an aggregate of $          of the cash portion of the merger consideration. In addition, based upon the weighted average exercise price of the currently unvested options held by our directors and executive officers, which is $          per share, and the closing price of Saxon’s common stock on                      , 2004 of $         per share, this acceleration represents a benefit to our directors and executive officers of $         per share, or $         in the aggregate.

Saxon REIT will assume any outstanding options or other rights to acquire Saxon common stock that are not exercised as of the closing of the merger.

If the 2004 Incentive Compensation Plan is approved by our shareholders, we will make no further awards under the 2001 Plan. See “Proposal 3 — Approval of the 2004 Incentive Compensation Plan — General” for a description of some of the terms and provisions of the 2004 Incentive Compensation Plan.

2001 Employee Stock Purchase Plan. Our 2001 Employee Stock Purchase Plan, which we refer to as the Purchase Plan, was adopted by our board of directors and received shareholder approval in October 2001. The Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of our common stock to participating employees.

All of our employees, including our directors who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or that of any subsidiary are not eligible to participate.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her base pay to be deducted by us from his or her base pay during the offering period and credited to her account. On the last day of this offering period, each participating employee who has not exercised their withdrawal rights purchases shares, at the purchase price, to the extent of the accumulated payroll deductions in his account. Under the terms of the Purchase Plan, the purchase price is an amount equal to 85% of the average market price, as defined in the Purchase Plan, per share of our common stock on the last trading day of the offering period. In no event may an employee purchase in any one-year period a number of shares that exceeds the number of shares determined by dividing $25,000 by the average market price of a share of our common stock on the commencement date of the offering period. Our Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each offering and choose a different offering period for each offering.

An employee who is not a participant on the last day of the offering period is not entitled to purchase any shares, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee’s beneficiary has a right to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant’s account would purchase at the date of death.

Because participation in the Purchase Plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group or by our non-executive employees as a group.

This summary of the Purchase Plan does not purport to be complete and is subject to, and qualified in its entirety by reference to all of the provision of the Purchase Plan.

If the merger agreement is approved by Saxon shareholders and the merger is consummated, the Purchase Plan will be terminated and Saxon REIT will adopt a new employee stock purchase plan, which is currently expected to provide for the issuance of up to 1,000,000 shares of Saxon REIT common stock and to be substantially similar to the Purchase Plan. If the merger is not consummated, Saxon will continue the Purchase Plan.

401(k) Plan. In August 2001, we adopted an employee savings and retirement plan qualified under Section 401 of the Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or was formerly an officer or employee of Saxon and its subsidiaries. No interlocking relationships exist between our board of directors or Compensation Committee and the board of directors or Compensation Committee of any other company, nor has any interlocking relationships existed in the past.

Certain Relationships and Related Transactions

During 2003, neither Saxon nor any of its subsidiaries engaged in any related party transactions. Saxon, however, expects that FBR, which owns more than 5% of Saxon’s voting stock, will be the lead underwriter for Saxon REIT’s public offering that is part of the REIT conversion upon the consummation of the merger. FBR is acting as financial advisor to Saxon on the REIT conversion, for which it is receiving an advisory fee of 1% of gross proceeds received from Saxon REIT’s public offering, excluding sales of securities to Saxon’s officers or directors.

Mortgage Loans. During 2003, we originated mortgage loans to our officers and employees. These mortgage loans were underwritten to our underwriting guidelines. When making loans to our officers and employees, we waive loan origination fees that otherwise would be paid to us by the borrower, and reduce the interest rate by 25 basis points from the market rate. At December 31, 2003, we had $12.0 million of unpaid principal balances related to mortgage loans originated for our officers and employees. Effective December 1, 2002, we no longer renew or make new mortgage loans to our executive officers or directors. We have never made loans to any of our outside directors.

Section 16(a) Beneficial Ownership Reporting Compliance

The SEC requires that we disclose any late reports filed by directors, executive officers and beneficial owners of more than 10% of our common stock pursuant to Section 16(a) of the Exchange Act during the last fiscal year.

Based solely on our review of the copies of such forms received or written representations from reporting persons, we believe that with respect to the fiscal year ended December 31, 2003, all the reporting persons complied with all applicable filing requirements, with the exception of Bradley D. Adams, Frederick R. Elflein, Jr., Dennis G. Stowe, Jeffrey A. Haar, each of whom failed to timely file one Form 4 for one transaction. All such forms were subsequently filed. James V. Smith complied with the filing requirements by filing a Form 5 for the applicable transaction.

BOARD COMPENSATION COMMITTEE REPORT

ON EXECUTIVE COMPENSATION

The Compensation Committee, which is comprised entirely of independent directors, administers our 2001 Plan, the Employee Stock Purchase Plan, the 401(k) Plan, and reviews and approves all issues related to executive compensation. Our compensation policy for our executives is to promote outstanding performance by the executives and thereby to assist Saxon in achieving its strategic and performance goals. To these ends, the Compensation Committee is guided by the need to attract and retain high caliber executives, and to provide incentives to those executives focused on advancement of Saxon’s strategies and performance goals.

The Compensation Committee relies on three forms of compensation to achieve these goals: base salary, bonus, and stock option or other awards granted pursuant to our 2001 Stock Incentive Plan. The base salary and bonus are reviewed at least annually by the Compensation Committee, taking into account the provisions of any employment agreement between Saxon and the executive. Saxon has used stock options and restricted stock units to align the long-range interests of its executive officers with the interests of shareholders. The quantity of stock options and restricted stock units granted to executive officers is determined by taking into consideration the officer’s position with Saxon, overall individual performance, Saxon’s performance and an estimate of the long-term value of the award considering current base salary and any cash bonus award.

Compensation for the Chief Executive Officer

For 2003, Mr. Sawyer earned $940,500 in salary and bonus, as shown in the Summary Compensation Table on page 225. Pursuant to Mr. Sawyer’s employment agreement, effective June 7, 2001 with Saxon, Mr. Sawyer’s base salary for 2003 was $375,000.

The Compensation Committee met and made several pay decisions related to Mr. Sawyer’s compensation in 2003. His annual incentive bonus of $565,500 was based on his achievement of targeted goals relating to certain aspects of Saxon’s financial performance, as well as other targeted goals related to managerial performance. His grant of restricted stock units was based on a total compensation analysis and took into account his previous long-term incentives granted to him. Following a review of Saxon’s performance in 2003 and based on the Compensation Committee’s recommendation, Mr. Sawyer’s base salary was increased to $450,000 for 2004.

Saxon’s compensation policy is primarily based upon the practice of pay-for-performance. Section 162(m) of the Code imposes a limitation on the deductibility of nonperformance-based compensation in excess of $1 million paid annually to the named executive officers. The Compensation Committee currently believes that Saxon should be able to continue to manage its executive compensation program for the named executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

The Compensation Committee believes that its overall executive compensation program will be successful in providing competitive compensation appropriate to attract and retain highly qualified executives and also to encourage increased performance from the executive group, which will create added shareholder value.

David D. Wesselink (Chair)

Richard A. Kraemer

Edward G. Harshfield

Thomas J. Wageman

The foregoing Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that Saxon specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Performance Graph

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, the following performance graph shall not be incorporated by reference into any such filing and shall not otherwise be deemed filed under either Act, except to the extent we specifically incorporate this information by reference.

Set forth below is a performance graph comparing the yearly percentage change in Saxon’s cumulative total shareholder return on its common stock to the cumulative total return of a broad equity market index and of a peer group of issuers. This graph compares Saxon’s common stock to The Nasdaq US Stock Market Index and The Nasdaq Financial Stock Index over the period from January 16, 2002 (the date the registration of the common stock under Section 12 of the Exchange Act became effective) by month through December 31, 2003. The graph assumes that the value of the investment in the common stock was $100 at the closing price of $11.50 per share and at the closing price for each index on that date and all dividends were reinvested. The stock price performance on the graph below is not necessarily indicative of future performance.

[GRAPHIC APPEARS HERE]

Date	Nasdaq US	Nasdaq Financial Stocks	SAXN
1/16/2002	100.00	100.00	100.00
1/31/2002	99.46	101.88	101.04
2/28/2002	89.11	103.28	96.52
3/28/2002	94.96	109.05	128.43
4/30/2002	87.07	112.94	135.74
5/31/2002	83.23	112.09	146.97
6/28/2002	75.69	110.75	141.48
7/31/2002	68.78	105.02	112.43
8/30/2002	68.05	107.43	122.61
9/30/2002	60.73	99.91	96.26
10/31/2002	69.03	102.41	93.04
11/29/2002	76.73	104.03	112.52
12/31/2002	69.29	103.17	108.78
1/31/2003	68.54	102.13	111.13
2/28/2003	69.50	101.69	95.74
3/31/2003	69.70	101.18	115.74
4/30/2003	76.04	107.32	128.26
5/30/2003	82.71	115.60	148.26
6/30/2003	84.04	116.39	150.26
7/31/2003	89.83	121.76	150.52
8/29/2003	93.75	123.97	142.96
9/30/2003	92.53	124.48	149.04
10/31/2003	99.97	133.48	163.65
11/28/2003	101.46	136.64	164.09
12/31/2003	103.59	139.54	182.17

PROPOSAL 3 - APPROVAL OF THE 2004 INCENTIVE COMPENSATION PLAN

General

At the annual meeting, you will be asked to approve Saxon’s new 2004 Incentive Compensation Plan. Acting on the recommendation of the Compensation Committee, the board of directors unanimously recommends that you approve the 2004 Incentive Compensation Plan.

The board of directors approved the terms of the 2004 Incentive Compensation Plan on January 25, 2004, subject to shareholder approval, to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business on a prospective basis following the REIT conversion. The 2004 Incentive Compensation Plan is substantially similar to the 2001 Stock Incentive Plan, which we refer to as the 2001 Plan, described in this proxy statement/prospectus, with some modifications to reflect the change in our capital structure after the REIT conversion and to provide for the grant of cash-based awards. Other changes include changes to the applicable performance goals for awards intended to qualify as “performance based” under Section 162(m) of the Code. If the shareholders approve the 2004 Incentive Compensation Plan, the aggregate number of shares of common stock available for grant under the 2004 Incentive Compensation Plan will be 15% of the total number of shares outstanding of Saxon REIT (if the merger occurs) or Saxon (if the merger does not occur), minus the total number of shares that have been, or will be, issued under the 2001 Plan.

If the 2004 Incentive Compensation Plan is approved by our shareholders at the annual meeting, no additional awards will be made under the 2001 Plan, and any shares left or that become available in the 2001 Plan will be transferred to the 2004 Incentive Compensation Plan.

The following is a summary of the material terms of the 2004 Incentive Compensation Plan. For a complete description of the 2004 Incentive Compensation Plan, you should refer to the copy of the 2004 Incentive Compensation Plan that is attached as Annex B to this proxy statement/prospectus. This summary is not complete and is qualified in its entirety by reference to the 2004 Incentive Compensation Plan. Capitalized terms not otherwise defined herein have the meanings given to them in the 2004 Incentive Compensation Plan.

Purpose. The purpose of the 2004 Incentive Compensation Plan is to motivate certain employees, nonemployee directors and independent contractors to put forth maximum efforts toward the growth, profitability, and success of Saxon and its subsidiaries by providing incentives to such employees, nonemployee directors and independent contractors through cash payments and/or through the ownership and performance of our common stock. In addition, the 2004 Incentive Compensation Plan is intended to provide incentives that will attract and retain highly qualified individuals as employees and nonemployee directors, and to assist in aligning the interests of such employees and nonemployee directors with the interests of the shareholders of Saxon.

Shareholder Approval. The 2004 Incentive Compensation Plan will become effective only if it is approved by our shareholders. Although awards may be granted prior to shareholder approval, such awards will be cancelled if our shareholders do not approve the 2004 Incentive Compensation Plan. In addition, our shareholders will need to approve any amendment to the 2004 Incentive Compensation Plan if such amendment is determined to be material. Also, any amendment, revision, replacement, cancellation and regrant, or other change to an outstanding award that is determined to be a “repricing” must be approved by our shareholders. Finally, if required by the regulations under Section 162(m) of the Code, our shareholder will need to reapprove the performance goals listed in the 2004 Incentive Compensation Plan no later than the first shareholder meeting that occurs in the fifth year following the year in which Saxon’s shareholders previously approved such performance goals.

Administration. The Compensation Committee, or our board of directors or a committee or subcommittee appointed by our board, which we refer to as the Committee, will have the responsibility, in its sole discretion, to control, operate, manage and administer the 2004 Incentive Compensation Plan in accordance, including the following authority:

•	to determine eligibility for participation in the 2004 Incentive Compensation Plan;

•	to determine eligibility for and the type and size of an award granted under the 2004 Incentive Compensation Plan;

•	to grant awards to, and to enter into award agreements with, participants;

•	to supply any omission, correct any defect, or reconcile any inconsistency in the 2004 Incentive Compensation Plan in such manner and to such extent as it shall deem appropriate in its sole discretion to carry the same into effect;

•	to issue administrative guidelines as an aid to administer the 2004 Incentive Compensation Plan and make changes in such guidelines as it from time to time deems proper;

•	to make rules for carrying out and administering the 2004 Incentive Compensation Plan and make changes in such rules as it from time to time deems proper;

•	to the extent permitted under the 2004 Incentive Compensation Plan, grant waivers of plan terms, conditions, restrictions, and limitations;

•	to accelerate the vesting of any award when such action or actions would be in the best interest of Saxon;

•	to grant awards in replacement of awards previously granted under the 2004 Incentive Compensation Plan or any other executive compensation plan of Saxon (but subject to certain shareholder approval as described above); and

•	to take any and all other actions it deems necessary or advisable for the proper operation or administration of the 2004 Incentive Compensation Plan.

All determinations and interpretations made by the Committee are binding and conclusive on all participants and their heirs, successors, and legal representatives.

Eligibility. Every full-time employee of Saxon or its subsidiaries will be eligible to participate under the 2004 Incentive Compensation Plan. Employees who become participants in the 2004 Incentive Compensation Plan will be selected by the Committee in its sole discretion. In addition, independent contractors selected by the Committee administering the 2004 Incentive Compensation Plan may become participants in the 2004 Incentive Compensation Plan. Also, all independent directors of Saxon will participate in the 2004 Incentive Compensation Plan.

Share Limits. The aggregate number of shares that may be delivered pursuant to all awards under the 2004 Incentive Compensation Plan is shares of our common stock, plus any shares that are or become available under the 2001 Plan, all subject to adjustment. For purposes of qualifying compensation payable under the 2004 Incentive Compensation Plan as “performance-based compensation” in accordance with Section 162(m) of the Code, no individual may be granted more than              shares of our common stock and be paid more than $            .

As is customary in incentive plans of this nature, the number and kind of shares available under the 2004 Incentive Compensation Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the shareholders.

The 2004 Incentive Compensation Plan will not limit the authority of the board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

Types of Awards. The Committee may, in its sole discretion, grant the following type of awards under the 2004 Incentive Compensation Plan:

•	stock options;

•	stock appreciation rights;

•	stock awards;

•	stock units;

•	dividend equivalent rights;

•	cash awards; and

•	any other type of award that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee, in its sole discretion, will determine all of the terms and conditions of each award, including but not limited to the following:

•	exercise price or purchase price;

•	method of exercise;

•	vesting;

•	expiration term of award;

•	effects of termination of participant’s employment or service;

•	change-in-control vesting and other effects of a change in control;

•	qualification of a stock option as an “incentive stock option”;

•	payout in cash, in property, or any combination of cash and property;

•	restrictive covenants;

•	transferability;

•	tax withholding;

•	tax deferral arrangements;

•	tandem or combination awards; and

•	any other term or condition that is not inconsistent with the 2004 Incentive Compensation Plan.

The Committee may use the following performance measures (either individually or in any combination) to set performance goals with respect to the grant or vesting of an award:

•	revenue;

•	sales;

•	pretax income before allocation of corporate overhead and bonus;

•	budget;

•	cash flow;

•	earnings per share;

•	net income;

•	division, group or corporate financial goals;

•	appreciation in and/or maintenance of the price of the common stock or any other publicly traded securities of Saxon;

•	dividend;

•	total shareholder return;

•	return on shareholders’ equity;

•	return on assets;

•	return on investment;

•	internal rate of return;

•	attainment of strategic and operational initiatives;

•	market share;

•	operating margin;

•	profit margin;

•	gross profits;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	economic value-added models;

•	comparisons with various stock market indices;

•	increase in number of customers;

•	reductions in costs;

•	mortgage loans;

•	bringing assets to market;

•	resolution of administrative or judicial proceedings or disputes; and

•	funds from operations.

Termination of or Changes to the 2004 Incentive Compensation Plan. Our board of directors has the authority to amend, suspend, and discontinue the 2004 Incentive Compensation Plan subject to any shareholder approval that is required by applicable law or listing agency rules. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent. Unless terminated earlier by our board of directors, the 2004 Incentive Compensation Plan will terminate on the tenth anniversary of the date it was adopted by the board of directors. The applicable provisions of the 2004 Incentive Compensation Plan and the Committee’s authority will continue with respect to any awards then outstanding.

Securities Underlying Awards. If the 2004 Incentive Compensation Plan is approved by shareholders, we plan to register the                      shares of common stock available for issuance under the 2004 Incentive Compensation Plan under the Securities Act.

Tax Consequences

The federal income tax consequences of the 2004 Incentive Compensation Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2004 Incentive Compensation Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment on the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the 2004 Incentive Compensation Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of stock or cash; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the 2004 Incentive Compensation Plan in connection with a change in control, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of Section 162(m) of the Code, Saxon may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

New Plan Benefits

The table set forth below presents awards that have been approved by the Committee for grant under the 2004 Incentive Compensation Plan.

2004 Incentive Compensation Plan

Name and Position	2004 Annual Bonus Target Dollar Amount	2004 Annual Bonus Maximum Dollar Amount	Number of Restricted Stock Units with Tandem Dividend Equivalent Rights
Michael L. Sawyer, Chief Executive Officer	[TBD]	[TBD]	[TBD]
Dennis G. Stowe, Chief Operating Officer	[TBD]	[TBD]	[TBD]
James V. Smith, Vice President	[TBD]	[TBD]	[TBD]
Jeffrey A. Haar, Vice President	[TBD]	[TBD]	[TBD]
Robert B. Eastep, Chief Financial Officer	[TBD]	[TBD]	[TBD]
Executive Group	[TBD]	[TBD]	[TBD]
Non-Executive Director Group	N/A	N/A	[TBD]
Non-Executive Officer Employee Group	[TBD]	[TBD]	[TBD]

All members of the board of directors are eligible to receive awards under the 2004 Incentive Compensation Plan and thus have a personal interest in the approval of the 2004 Incentive Compensation Plan.

The board of directors unanimously recommends a vote “FOR” approval of the 2004 Incentive Compensation Plan.

YEAR 2005 SHAREHOLDERS PROPOSALS

If you are submitting a proposal to be included in next year’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, we must receive the proposal by                     , 2004 in order for your proposal to be eligible for inclusion. If you are submitting a proposal outside of Rule 14a-8, we must receive it not less than 60 nor more than 90 days before May     , 2005 in order for the proposal to be brought before the meeting.

Each of the Saxon bylaws and Saxon REIT bylaws requires the 2005 annual meeting to be held in May 2005. Accordingly, if the merger is not consummated, Saxon will hold its next annual meeting in May 2005, and if the merger is consummated, Saxon REIT will hold its annual meeting in May 2005.

OTHER MATTERS

The board of directors of Saxon knows of no other business to be presented at the annual meeting. In the event that other matters properly come before the special meeting, the persons named as proxies will vote on them in accordance with their best judgment.

By Order of the Board of Directors

Richard D. Shepherd
Secretary

LEGAL MATTERS

Certain legal matters, including certain tax matters and the validity of shares of Saxon REIT of common stock, will be passed upon for Saxon and Saxon REIT by McKee Nelson LLP, Washington, D.C.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference from Saxon’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Saxon REIT, Inc. as of February 5, 2004 included in this proxy statement/prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Saxon files annual, quarterly and special reports, proxy statements and other information with the SEC. Saxon filings are available to the public over the Internet at the SEC’s website at http://www/sec/gov. You may also read and copy any document Saxon files with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Saxon’s SEC filings are also available on its website at http://www.saxoncapitalinc.com and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

ANNEX A

[To be filed by amendment.]

ANNEX B

[To be filed by amendment.]

ANNEX C

[To be filed by amendment.]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Maryland General Corporation Law permits a corporation to indemnify and advance expenses to its directors, officers, employees and agents, and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party because of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the Maryland General Corporation Law, however, a corporation may not indemnify a director or officer in a suit by or in the right of the corporation if such director or officer has been adjudged to be liable to the corporation.

The Saxon REIT charter authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur because of his or her status as a present or former director or officer of Saxon REIT. The Saxon REIT bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding because of his service in that capacity or (b) any individual who, while a director or officer of Saxon REIT and at the request of Saxon REIT, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, trustee, officer or partner of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding because of his service in that capacity, against any claim or liability to which he may become subject because of such status. The Saxon REIT charter and Saxon REIT bylaws also permit Saxon REIT to indemnify and advance expenses to any person who served a predecessor of Saxon REIT in any of the capacities described above and to any employee or agent of Saxon REIT or a predecessor of Saxon REIT. The Saxon REIT bylaws require Saxon REIT to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party because of his service in that capacity. In accordance with Maryland corporate law, the Saxon REIT bylaws require it, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Saxon REIT as authorized by the Saxon REIT bylaws and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by Saxon REIT if it shall ultimately be determined that the standard of conduct was not met.

Saxon REIT intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreements will require, among other things, that Saxon REIT indemnify its directors and officers to the fullest extent permitted by law and advance to its directors or officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Saxon REIT has obtained a policy of insurance under which its directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers because of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act. Saxon REIT has been advised that, in the opinion of the Securities and Exchange Commission, indemnifying our directors, officers, and controlling persons for liabilities arising under the Securities Act pursuant to its charter and bylaws, or otherwise, is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21. Exhibits And Financial Statement Schedules.

(a) Exhibits:

Exhibit Number		Description
2.1	*	Agreement and Plan of Merger, dated as of , 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation
3.1	#	Charter of Saxon REIT, Inc.
3.2	#	Bylaws of Saxon REIT, Inc.
4.1	*	Form of Common Stock Certificate of Saxon REIT, Inc.
5.1	*	Opinion of McKee Nelson LLP regarding legality
8.1	*	Opinion of McKee Nelson LLP regarding tax matters
10.1		Form of Saxon Capital, Inc. 2001 Stock Incentive Plan(1)
10.2		Form of Saxon Capital, Inc. 2001 Employee Stock Purchase Plan, as amended January 7, 2002(1)
10.3		Form of First Amendment to Stock Option Agreement entered into with each of Edward Harshfield, Richard Kraemer, Thomas Wageman, David D. Wesselink, each a Non-Employee Director, dated September 4, 2003(2)
10.4		Friedman, Billings, Ramsey & Co., Inc. Warrant Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001(1)
10.5		Deed of Lease between Innslake, L.P. and Resource Mortgage Capital, Inc., dated September 15, 1994, as amended(1)
10.6		Lease Agreement by and between Reliance Insurance Company and Meritech Mortgage Services, Inc. dated August 15, 1996, as amended(1)
10.7	*	Form of Amended Employment Agreement of Michael L. Sawyer
10.8	*	Form of Amended Employment Agreement of Dennis G. Stowe
10.9	*	Form of Amended Employment Agreement of Bradley D. Adams
10.10	*	Form of Amended Employment Agreement of Robert B. Eastep
11.1	*	Statement re computation of per share earnings
21.1	*	List of Subsidiaries of Saxon REIT, Inc.
23.1	#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.
23.2	#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.

23.3	*	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto)
24.1		Power of Attorney (included in the signature page to this proxy statement/prospectus)
99.1	#	Consent of Richard A. Kraemer
99.2	#	Consent of Dennis G. Stowe
99.3	#	Consent of David D. Wesselink
99.4	#	Consent of Thomas J. Wageman
99.5	#	Consent of Edward G. Harshfield
99.6	*	Form of Proxy Card of Saxon REIT, Inc.

#	Filed herewith.
*	To be filed by amendment.
(1)	Incorporated by reference from Registration Statement on Form S-1 of Saxon Capital, Inc., Registration Statement 333-71052, as amended, declared effective by the SEC on January 15, 2002.
(2)	Incorporated by reference from the Quarterly Report on Form 10-Q of Saxon Capital, Inc., filed with the SEC on November 10, 2003.

Item 22. Undertakings.

(a)	The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned Registrant hereby undertakes the following:

(1)	That before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or

13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(d)	The undersigned Registrant hereby undertakes to supply by a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Richmond, Commonwealth of Virginia, on February 12, 2004.

SAXON REIT, INC.

By:	/s/ Michael L. Sawyer
Name:	Michael L. Sawyer
Title:	Chief Executive Officer

We, the undersigned directors of Saxon REIT, Inc., and each of us, do hereby constitute and appoint each and any of Michael L. Sawyer and Richard D. Shepherd, our true and lawful attorneys and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael L. Sawyer Michael L. Sawyer	Chief Executive Officer and Director (principal executive officer)	February 12, 2004

/s/ Dennis G. Stowe Dennis G. Stowe	President	February 12, 2004

/s/ Robert B. Eastep Robert B. Eastep	Chief Financial Officer (principal financial officer and principal accounting officer)	February 12, 2004

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of , 2004, among Saxon Capital, Inc., Saxon REIT, Inc., Saxon Capital Holdings, Inc., and Saxon Merger Corporation
3.1#	Charter of Saxon REIT, Inc.
3.2#	Bylaws of Saxon REIT, Inc.
4.1*	Form of Common Stock Certificate of Saxon REIT, Inc.
5.1*	Opinion of McKee Nelson LLP regarding legality
8.1*	Opinion of McKee Nelson LLP regarding tax matters
10.1	Form of Saxon Capital, Inc. 2001 Stock Incentive Plan(1)
10.2	Form of Saxon Capital, Inc. 2001 Employee Stock Purchase Plan, as amended January 7, 2002(1)
10.3	Form of First Amendment to Stock Option Agreement entered into with each of Edward Harshfield, Richard Kraemer, Thomas Wageman, David D. Wesselink, each a Non-Employee Director, dated September 4, 2003(2)
10.4	Friedman, Billings, Ramsey & Co., Inc. Warrant Agreement by and between Saxon Capital Acquisition Corp. and Friedman, Billings, Ramsey & Co., Inc. dated July 6, 2001(1)
10.5	Deed of Lease between Innslake, L.P. and Resource Mortgage Capital, Inc., dated September 15, 1994, as amended(1)
10.6	Lease Agreement by and between Reliance Insurance Company and Meritech Mortgage Services, Inc. dated August 15, 1996, as amended(1)
10.7*	Form of Amended Employment Agreement of Michael L. Sawyer
10.8*	Form of Amended Employment Agreement of Dennis G. Stowe
10.9*	Form of Amended Employment Agreement of Bradley D. Adams
10.10*	Form of Amended Employment Agreement of Robert B. Eastep
11.1*	Statement re computation of per share earnings
21.1*	List of Subsidiaries of Saxon REIT, Inc.
23.1#	Consent of Deloitte & Touche LLP with respect to Saxon Capital, Inc.
23.2#	Consent of Deloitte & Touche LLP with respect to Saxon REIT, Inc.
23.3*	Consent of McKee Nelson LLP (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included in the signature page to this proxy statement/prospectus)
99.1#	Consent of Richard A. Kraemer
99.2#	Consent of Dennis G. Stowe
99.3#	Consent of David D. Wesselink
99.4#	Consent of Thomas J. Wageman
99.5#	Consent of Edward G. Harshfield
99.6*	Form of Proxy Card of Saxon REIT, Inc.

#	Filed herewith.
*	To be filed by amendment.
(1)	Incorporated by reference from Registration Statement on Form S-1 of Saxon Capital, Inc., Registration Statement 333-71052, as amended, declared effective by the SEC on January 15, 2002.
(2)	Incorporated by reference from the Quarterly Report on Form 10-Q of Saxon Capital, Inc., filed with the SEC on November 10, 2003.